

08001921



Standard Chartered

10 March 2008

Direct telephone 0044 (0) 20 7280 6123
Fax 0044 (0) 20 7457 5403

Email sarah.williams@standardchartered.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC
20549

Dear Sirs

Re: File No. 82-5188
Standard Chartered PLC
Standard Chartered Bank

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The enclosed information is furnished to you pursuant to Rule 12g3-2(b) for each of Standard Chartered PLC (File No. 82-5188) and Standard Chartered Bank, its wholly owned subsidiary.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to us using the self addressed envelope enclosed.

Yours faithfully

Sarah Williams

Sarah Williams
Assistant Secretary

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

www.standardchartered.com

Tel +44 (0)20 7280 7500
Fax +44 (0)20 7457 5403



Printed on recycled paper



COMPANY FILING HISTORY



Company Number: 00966425
Company Name: STANDARD CHARTERED PLC

Use the tick boxes to select documents from the list below.
Click on 'Order' to complete your order OR to select older documents not listed.

Exclude Allotment Of Shares **Order**

Select	Type	Date	Description
	88(2)R	17/07/2007	AD 24/04/07--------- US$ SI 31812@.5=15906 US$ IC 690046168/690062074
	88(2)R	17/07/2007	AD 23/04/07--------- US$ SI 190903@.5=95451 US$ IC 689950717/690046168
	88(2)R	17/07/2007	AD 20/04/07--------- US$ SI 164838@.5=82419 US$ IC 689868298/689950717
	88(2)R	17/07/2007	AD 18/04/07--------- US$ SI 11891@.5=5945 US$ IC 689862353/689868298
	88(2)R	17/07/2007	AD 17/04/07--------- US$ SI 19891@.5=9945 US$ IC 689852408/689862353
	88(2)R	17/07/2007	AD 16/04/07--------- US$ SI 1028@.5=514 US$ IC 689851894/689852408
	88(2)R	17/07/2007	AD 13/04/07--------- US$ SI 62795@.5=31397 US$ IC 689820497/689851894
	88(2)R	17/07/2007	AD 12/04/07--------- US$ SI 14492@.5=7246 US$ IC 689813251/689820497
	88(2)R	17/07/2007	AD 11/04/07--------- US$ SI 134844@.5=67422 US$ IC 689745829/689813251
	88(2)R	17/07/2007	AD 10/04/07--------- US$ SI 22182@.5
	88(2)R	17/07/2007	AD 05/04/07--------- US$ SI 64821@.5
	88(2)R	17/07/2007	AD 04/04/07--------- US$ SI 5190@.5
	88(2)R	17/07/2007	AD 03/04/07--------- US$ SI 9021@.5
	88(2)R	17/07/2007	AD 02/04/07--------- US$ SI 12161@.5
	88(2)R	17/07/2007	AD 22/02/07--------- US$ SI 617@.5
	88(2)R	06/07/2007	AD 30/03/07--------- US$ SI 130585@.5
	128(1)	22/06/2007	STATEMENT OF RIGHTS ATTACHED TO ALLOTTED SHARES
	88(2)R	22/06/2007	AD 25/05/07--------- US$ SI 7500@5=37500 US$ IC 689708329/689745829
	88(2)R	12/06/2007	AD 23/03/07-23/03/07 US$ SI 370185@.5
	88(2)R	12/06/2007	AD 22/03/07-22/03/07

		US$ SI 29296@.5
88(2)R	12/06/2007	AD 21/03/07-21/03/07 US$ SI 101195@.5
88(2)R	12/06/2007	AD 20/03/07-20/03/07 US$ SI 2917@.5
88(2)R	12/06/2007	AD 16/03/07-16/03/07 US$ SI 112330@.5
88(2)R	12/06/2007	AD 19/03/07-19/03/07 US$ SI 120036@.5
88(2)R	12/06/2007	AD 09/03/07-09/03/07 US$ SI 3063@.5
88(2)R	12/06/2007	AD 02/03/07-02/03/07 US$ SI 31304@.5
88(2)R	12/06/2007	AD 26/03/07-26/03/07 US$ SI 48300@.5
88(2)R	12/06/2007	AD 27/03/07-27/03/07 US$ SI 27129@.5
88(2)R	12/06/2007	AD 28/03/07-28/03/07 US$ SI 11231@.5
88(2)R	12/06/2007	AD 29/03/07-29/03/07 US$ SI 69590@.5
88(2)R	12/06/2007	AD 16/03/07-16/03/07 US$ SI 112330@.5
88(2)R	12/06/2007	AD 30/03/07-30/03/07 US$ SI 556035@.5
88(2)R	12/06/2007	AD 23/03/07-23/03/07 US$ SI 370185@.5
88(2)R	12/06/2007	AD 26/03/07-26/03/07 US$ SI 48300@.5
88(2)R	12/06/2007	AD 29/03/07-29/03/07 US$ SI 69590@.5
363a	25/05/2007	RETURN MADE UP TO 10/04/07; NO CHANGE OF MEMBERS
AA	23/05/2007	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/12/06
88(2)R	21/05/2007	AD 11/05/07--------- US$ SI 12765274@.5=6382637 US$ IC 683325692/689708329
RES 09	21/05/2007	DIVIDEND COMP BUS DONAT 03/05/07 DISAPP PRE-EMPT RIGHTS 03/05/07 AUTH ALLOT OF SECURITY 03/05/07 COMP PUR138476606 SHA 03/05/07
88(2)R	15/03/2007	AD 16/02/07--------- US$ SI 1312@.5=656 US$ IC 683325036/683325692
88(2)R	15/03/2007	AD 26/01/07--------- US$ SI 541@.5=270 US$ IC 683324766/683325036
88(2)R	15/02/2007	AD 15/12/06-15/12/06 US$ SI 2000@.5=1000 US$ IC 683323766/683324766
88(2)R	06/02/2007	AD 29/12/06--------- US$ SI 7317@.5=3658 US$ IC 683320108/683323766
88(2)R	06/02/2007	AD 22/12/06--------- US$ SI 54781@.5=27390 US$ IC 683292718/683320108
88(2)R	06/02/2007	AD 15/12/06--------- US$ SI 43672@.5=21836 US$ IC 683270882/683292718
88(2)R	06/02/2007	AD 08/12/06--------- US$ SI 120104@.5=60052

		Type	Date	Description
				US$ IC 683210830/683270882
		88(2)R	06/02/2007	AD 01/12/06--------- US$ SI 801729@.5=400864 US$ IC 682809966/683210830
		88(2)R	06/02/2007	AD 12/01/07--------- US$ SI 354@.5=177 US$ IC 682809789/682809966
		88(2)R	06/02/2007	AD 05/01/07--------- US$ SI 1172@.5=586 US$ IC 682809203/682809789
		88(2)R	06/02/2007	AD 24/11/06--------- US$ SI 3224@.5=1612 US$ IC 682807591/682809203
		88(2)R	06/02/2007	AD 17/11/06--------- US$ SI 4719@.5=2359 US$ IC 682805232/682807591
		88(2)R	06/02/2007	AD 10/11/06--------- US$ SI 2147@.5=1073 US$ IC 682804159/682805232
		88(2)R	06/02/2007	AD 01/11/06--------- US$ SI 2087@.5=1043 US$ IC 682803116/682804159
		128(1)	15/01/2007	STATEMENT OF RIGHTS ATTACHED TO ALLOTTED SHARES
		88(2)R	15/01/2007	AD 08/12/06--------- US$ SI 7500@5=37500 US$ IC 682765616/682803116
		288a	03/01/2007	NEW SECRETARY APPOINTED
		288b	03/01/2007	DIRECTOR RESIGNED
		88(2)R	09/12/2006	AD 01/11/06--------- US$ SI 2087@.5=1043 US$ IC 682764573/682765616

T ie Filing History lists every document filed since April 1988 and also a selection of older documents. To order other old documents, click on the 'Order' button at the top of the screen.

More



COMPANY FILING HISTORY



Company Number: 00966425
Company Name: STANDARD CHARTERED PLC

Use the tick boxes to select documents from the list below.
Click on 'Order' to complete your order OR to select older documents not listed.

Exclude Allotment Of Shares **Order**

Select	Type	Date	Description
	88(2)R	15/10/2007	AD 23/08/07-23/08/07 US$ SI 4250@.5=2125 US$ IC 691757694/691759819
	88(2)R	15/10/2007	AD 22/08/07-22/08/07 US$ SI 9000@.5=4500 US$ IC 691753194/691757694
	88(2)R	15/10/2007	AD 20/08/07-20/08/07 US$ SI 24817@.5=12408 US$ IC 691740786/691753194
	88(2)R	15/10/2007	AD 17/08/07-17/08/07 US$ SI 21541@.5=10770 US$ IC 691730016/691740786
	88(2)R	15/10/2007	AD 15/08/07-15/08/07 US$ SI 1500@.5=750 US$ IC 691729266/691730016
	88(2)R	15/10/2007	AD 14/08/07-14/08/07 US$ SI 4937@.5=2468 US$ IC 691726798/691729266
	88(2)R	15/10/2007	AD 10/08/07-10/08/07 US$ SI 38579@.5=19289 US$ IC 691707509/691726798
	88(2)R	15/10/2007	AD 09/08/07-09/08/07 US$ SI 92881@.5=46440 US$ IC 691661069/691707509
	88(2)R	15/10/2007	AD 08/08/07-08/08/07 US$ SI 25091@.5=12545 US$ IC 691648524/691661069
	88(2)R	15/10/2007	AD 03/08/07-03/08/07 US$ SI 26336@.5=13168 US$ IC 691635356/691648524
	88(2)R	15/10/2007	AD 27/07/07-27/07/07 US$ SI 6509@.5=3254 US$ IC 691632102/691635356
	288b	18/09/2007	SECRETARY RESIGNED
	288a	18/09/2007	NEW SECRETARY APPOINTED
	288b	13/09/2007	DIRECTOR RESIGNED
	88(2)R	13/08/2007	AD 20/07/07--------- US$ SI 696@.5=348 US$ IC 691631754/691632102
	88(2)R	13/08/2007	AD 13/07/07--------- US$ SI 2928@.5=1464 US$ IC 691630290/691631754
	88(2)R	13/08/2007	AD 06/07/07--------- US$ SI 15023@.5=7511 US$ IC 691622779/691630290
	288a	03/08/2007	NEW DIRECTOR APPOINTED
	288a	03/08/2007	NEW DIRECTOR APPOINTED

		88(2)R	26/07/2007	AD 29/06/07--------- US$ SI 35867@.5=17933 US$ IC 691604846/691622779
		88(2)R	26/07/2007	AD 28/06/07--------- US$ SI 1000@.5=500 US$ IC 691604346/691604846
		88(2)R	26/07/2007	AD 26/06/07--------- US$ SI 21432@.5=10716 US$ IC 691593630/691604346
		88(2)R	26/07/2007	AD 27/06/07--------- US$ SI 10344@.5=5172 US$ IC 691588458/691593630
		88(2)R	26/07/2007	AD 22/06/07--------- US$ SI 50842@.5=25421 US$ IC 691563037/691588458
		88(2)R	26/07/2007	AD 21/06/07--------- US$ SI 8017@.5=4008 US$ IC 691559029/691563037
		88(2)R	26/07/2007	AD 19/06/07--------- US$ SI 127278@.5=63639 US$ IC 691495390/691559029
		88(2)R	26/07/2007	AD 20/06/07--------- US$ SI 201388@.5=100694 US$ IC 691394696/691495390
		88(2)R	26/07/2007	AD 18/06/07--------- US$ SI 1267@.5=633 US$ IC 691394063/691394696
		88(2)R	26/07/2007	AD 15/06/07--------- US$ SI 33920@.5=16960 US$ IC 691377103/691394063
		88(2)R	26/07/2007	AD 14/06/07--------- US$ SI 15000@.5=7500 US$ IC 691369603/691377103
		88(2)R	26/07/2007	AD 13/06/07--------- US$ SI 12210@.5=6105 US$ IC 691363498/691369603
		88(2)R	26/07/2007	AD 12/06/07--------- US$ SI 4000@.5=2000 US$ IC 691361498/691363498
		88(2)R	26/07/2007	AD 11/06/07--------- US$ SI 10516@.5=5258 US$ IC 691356240/691361498
		88(2)R	26/07/2007	AD 08/06/07--------- US$ SI 31882@.5=15941 US$ IC 691340299/691356240
		88(2)R	26/07/2007	AD 07/06/07--------- US$ SI 16786@.5=8393 US$ IC 691331906/691340299
		88(2)R	26/07/2007	AD 06/06/07--------- US$ SI 6677@.5=3338 US$ IC 691328568/691331906
		88(2)R	26/07/2007	AD 05/06/07--------- US$ SI 11158@.5=5579 US$ IC 691322989/691328568
		88(2)R	26/07/2007	AD 04/06/07--------- US$ SI 16416@.5=8208 US$ IC 691314781/691322989
		88(2)R	26/07/2007	AD 01/06/07--------- US$ SI 296799@.5=148399 US$ IC 691166382/691314781
		88(2)R	18/07/2007	AD 31/05/07--------- US$ SI 6175@.5=3087

US$ IC 691163295/691166382

88(2)R	18/07/2007	AD 29/05/07--------- US$ SI 123359@.5=61679 US$ IC 691101616/691163295
88(2)R	18/07/2007	AD 25/05/07--------- US$ SI 51259@.5=25629 US$ IC 691075987/691101616
88(2)R	18/07/2007	AD 24/05/07--------- US$ SI 28885@.5=14442 US$ IC 691061545/691075987
88(2)R	18/07/2007	AD 23/05/07--------- US$ SI 23043@.5=11521 US$ IC 691050024/691061545
88(2)R	18/07/2007	AD 22/05/07--------- US$ SI 47138@.5=23569 US$ IC 691026455/691050024
88(2)R	18/07/2007	AD 21/05/07--------- US$ SI 8702@.5=4351 US$ IC 691022104/691026455
88(2)R	18/07/2007	AD 18/05/07--------- US$ SI 95389@.5=47694 US$ IC 690974410/691022104
88(2)R	18/07/2007	AD 17/05/07--------- US$ SI 19357@.5=9678 US$ IC 690964732/690974410
88(2)R	18/07/2007	AD 15/05/07--------- US$ SI 101654@.5=50827 US$ IC 690913905/690964732
88(2)R	18/07/2007	AD 14/05/07--------- US$ SI 60900@.5=30450 US$ IC 690883455/690913905
88(2)R	18/07/2007	AD 11/05/07--------- US$ SI 174253@.5=87126 US$ IC 690796329/690883455
88(2)R	18/07/2007	AD 10/05/07--------- US$ SI 3000@.5=1500 US$ IC 690794829/690796329
88(2)R	18/07/2007	AD 09/05/07--------- US$ SI 22607@.5=11303 US$ IC 690783526/690794829
88(2)R	18/07/2007	AD 08/05/07--------- US$ SI 143821@.5=71910 US$ IC 690711616/690783526
88(2)R	17/07/2007	AD 04/05/07--------- US$ SI 349532@.05=17476 US$ SI 952875@.5=476437 US$ IC 690217702/690711616
88(2)R	17/07/2007	AD 05/05/07--------- US$ SI 7645@.5=3822 US$ IC 690213880/690217702
88(2)R	17/07/2007	AD 02/05/07--------- US$ SI 68064@.5=34032 US$ IC 690179848/690213880
88(2)R	17/07/2007	AD 30/04/07--------- US$ SI 21313@.5=10656 US$ IC 690169192/690179848
88(2)R	17/07/2007	AD 27/04/07--------- US$ SI 135747@.5=67873 US$ IC 690101319/690169192
88(2)R	17/07/2007	AD 26/04/07--------- US$ SI 10206@.5=5103 US$ IC 690096216/690101319

		88(2)R	17/07/2007	AD 25/04/07--------- US$ SI 68284@.5=34142 US$ IC 690062074/690096216

The Filing History lists every document filed since April 1988 and also a selection of older documents. To order other old documents, click on the 'Order' button at the top of the screen.

More



COMPANY FILING HISTORY



Company Number: 00966425
Company Name: STANDARD CHARTERED PLC

Use the tick boxes to select documents from the list below.
Click on 'Order' to complete your order OR to select older documents not listed.

Exclude Allotment Of Shares **Order**

Select	Type	Date	Description
	88(2)R	17/07/2007	AD 24/04/07--------- US$ SI 31812@.5=15906 US$ IC 690046168/690062074
	88(2)R	17/07/2007	AD 23/04/07--------- US$ SI 190903@.5=95451 US$ IC 689950717/690046168
	88(2)R	17/07/2007	AD 20/04/07--------- US$ SI 164838@.5=82419 US$ IC 689868298/689950717
	88(2)R	17/07/2007	AD 18/04/07--------- US$ SI 11891@.5=5945 US$ IC 689862353/689868298
	88(2)R	17/07/2007	AD 17/04/07--------- US$ SI 19891@.5=9945 US$ IC 689852408/689862353
	88(2)R	17/07/2007	AD 16/04/07--------- US$ SI 1028@.5=514 US$ IC 689851894/689852408
	88(2)R	17/07/2007	AD 13/04/07--------- US$ SI 62795@.5=31397 US$ IC 689820497/689851894
	88(2)R	17/07/2007	AD 12/04/07--------- US$ SI 14492@.5=7246 US$ IC 689813251/689820497
	88(2)R	17/07/2007	AD 11/04/07--------- US$ SI 134844@.5=67422 US$ IC 689745829/689813251
	88(2)R	17/07/2007	AD 10/04/07--------- US$ SI 22182@.5
	88(2)R	17/07/2007	AD 05/04/07--------- US$ SI 64821@.5
	88(2)R	17/07/2007	AD 04/04/07--------- US$ SI 5190@.5
	88(2)R	17/07/2007	AD 03/04/07--------- US$ SI 9021@.5
	88(2)R	17/07/2007	AD 02/04/07--------- US$ SI 12161@.5
	88(2)R	17/07/2007	AD 22/02/07--------- US$ SI 617@.5
	88(2)R	06/07/2007	AD 30/03/07--------- US$ SI 130585@.5
	128(1)	22/06/2007	STATEMENT OF RIGHTS ATTACHED TO ALLOTTED SHARES
	88(2)R	22/06/2007	AD 25/05/07--------- US$ SI 7500@5=37500 US$ IC 689708329/689745829
	88(2)R	12/06/2007	AD 23/03/07-23/03/07 US$ SI 370185@.5
	88(2)R	12/06/2007	AD 22/03/07-22/03/07

		US$ SI 29296@.5
88(2)R	12/06/2007	AD 21/03/07-21/03/07 US$ SI 101195@.5
88(2)R	12/06/2007	AD 20/03/07-20/03/07 US$ SI 2917@.5
88(2)R	12/06/2007	AD 16/03/07-16/03/07 US$ SI 112330@.5
88(2)R	12/06/2007	AD 19/03/07-19/03/07 US$ SI 120036@.5
88(2)R	12/06/2007	AD 09/03/07-09/03/07 US$ SI 3063@.5
88(2)R	12/06/2007	AD 02/03/07-02/03/07 US$ SI 31304@.5
88(2)R	12/06/2007	AD 26/03/07-26/03/07 US$ SI 48300@.5
88(2)R	12/06/2007	AD 27/03/07-27/03/07 US$ SI 27129@.5
88(2)R	12/06/2007	AD 28/03/07-28/03/07 US$ SI 11231@.5
88(2)R	12/06/2007	AD 29/03/07-29/03/07 US$ SI 69590@.5
88(2)R	12/06/2007	AD 16/03/07-16/03/07 US$ SI 112330@.5
88(2)R	12/06/2007	AD 30/03/07-30/03/07 US$ SI 556035@.5
88(2)R	12/06/2007	AD 23/03/07-23/03/07 US$ SI 370185@.5
88(2)R	12/06/2007	AD 26/03/07-26/03/07 US$ SI 48300@.5
88(2)R	12/06/2007	AD 29/03/07-29/03/07 US$ SI 69590@.5
363a	25/05/2007	RETURN MADE UP TO 10/04/07; NO CHANGE OF MEMBERS
AA	23/05/2007	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/12/06
88(2)R	21/05/2007	AD 11/05/07--------- US$ SI 12765274@.5=6382637 US$ IC 683325692/689708329
RES 09	21/05/2007	DIVIDEND COMP BUS DONAT 03/05/07 DISAPP PRE-EMPT RIGHTS 03/05/07 AUTH ALLOT OF SECURITY 03/05/07 COMP PUR138476606 SHA 03/05/07
88(2)R	15/03/2007	AD 16/02/07--------- US$ SI 1312@.5=656 US$ IC 683325036/683325692
88(2)R	15/03/2007	AD 26/01/07--------- US$ SI 541@.5=270 US$ IC 683324766/683325036
88(2)R	15/02/2007	AD 15/12/06-15/12/06 US$ SI 2000@.5=1000 US$ IC 683323766/683324766
88(2)R	06/02/2007	AD 29/12/06--------- US$ SI 7317@.5=3658 US$ IC 683320108/683323766
88(2)R	06/02/2007	AD 22/12/06--------- US$ SI 54781@.5=27390 US$ IC 683292718/683320108
88(2)R	06/02/2007	AD 15/12/06--------- US$ SI 43672@.5=21836 US$ IC 683270882/683292718
88(2)R	06/02/2007	AD 08/12/06--------- US$ SI 120104@.5=60052

		US$ IC 683210830/683270882
88(2)R	06/02/2007	AD 01/12/06--------- US$ SI 801729@.5=400864 US$ IC 682809966/683210830
88(2)R	06/02/2007	AD 12/01/07--------- US$ SI 354@.5=177 US$ IC 682809789/682809966
88(2)R	06/02/2007	AD 05/01/07--------- US$ SI 1172@.5=586 US$ IC 682809203/682809789
88(2)R	06/02/2007	AD 24/11/06--------- US$ SI 3224@.5=1612 US$ IC 682807591/682809203
88(2)R	06/02/2007	AD 17/11/06--------- US$ SI 4719@.5=2359 US$ IC 682805232/682807591
88(2)R	06/02/2007	AD 10/11/06--------- US$ SI 2147@.5=1073 US$ IC 682804159/682805232
88(2)R	06/02/2007	AD 01/11/06--------- US$ SI 2087@.5=1043 US$ IC 682803116/682804159
128(1)	15/01/2007	STATEMENT OF RIGHTS ATTACHED TO ALLOTTED SHARES
88(2)R	15/01/2007	AD 08/12/06--------- US$ SI 7500@5=37500 US$ IC 682765616/682803116
288a	03/01/2007	NEW SECRETARY APPOINTED
288b	03/01/2007	DIRECTOR RESIGNED
88(2)R	09/12/2006	AD 01/11/06--------- US$ SI 2087@.5=1043 US$ IC 682764573/682765616

The Filing History lists every document filed since April 1988 and also a selection of older documents. To order other old documents, click on the 'Order' button at the top of the screen.

More



COMPANY FILING HISTORY



Company Number: 00966425
Company Name: STANDARD CHARTERED PLC

Use the tick boxes to select documents from the list below.
Click on 'Order' to complete your order OR to select older documents not listed.

Exclude Allotment Of Shares **Order**

Select	Type	Date	Description
	288a	21/02/2008	NEW DIRECTOR APPOINTED
	88(2)R	18/01/2008	AD 30/11/07-30/11/07 US$ SI 24595@.5=12297 US$ IC 694047121/694059418
	88(2)R	18/01/2008	AD 29/11/07-29/11/07 US$ SI 748@.5=374 US$ IC 694046747/694047121
	88(2)R	18/01/2008	AD 28/11/07-28/11/07 US$ SI 51783@.5=25891 US$ IC 694020856/694046747
	88(2)R	18/01/2008	AD 27/11/07-27/11/07 US$ SI 20540@.5=10270 US$ IC 694010586/694020856
	88(2)R	18/01/2008	AD 26/11/07-26/11/07 US$ SI 8418@.5=4209 US$ IC 694006377/694010586
	88(2)R	18/01/2008	AD 23/11/07-23/11/07 US$ SI 6254@.5=3127 US$ IC 694003250/694006377
	88(2)R	18/01/2008	AD 21/11/07-21/11/07 US$ SI 1000@.5=500 US$ IC 694002750/694003250
	88(2)R	18/01/2008	AD 19/11/07-19/11/07 US$ SI 257@.5=128 US$ IC 694002622/694002750
	88(2)R	18/01/2008	AD 16/11/07-16/11/07 US$ SI 4565@.5=2282 US$ IC 694000340/694002622
	88(2)R	18/01/2008	AD 14/11/07-14/11/07 US$ SI 41301@.5=20650 US$ IC 693979690/694000340
	88(2)R	18/01/2008	AD 13/11/07-13/11/07 US$ SI 42@.5=21 US$ IC 693979669/693979690
	88(2)R	18/01/2008	AD 09/11/07-09/11/07 US$ SI 8898@.5=4449 US$ IC 693975220/693979669
	88(2)R	18/01/2008	AD 08/11/07-08/11/07 US$ SI 19498@.5=9749 US$ IC 693965471/693975220
	88(2)R	18/01/2008	AD 06/11/07-06/11/07 US$ SI 23802@.5=11901 US$ IC 693953570/693965471
	88(2)R	18/01/2008	AD 05/11/07-05/11/07 US$ SI 20707@.5=10353 US$ IC 693943217/693953570
	88(2)R	18/01/2008	AD 01/11/07-01/11/07 US$ SI 79252@.5=39626 US$ IC 693903591/693943217

88(2)R	18/01/2008	AD 02/11/07-02/11/07 US$ SI 8495@.5=4247 US$ IC 693899344/693903591
88(2)R	09/01/2008	AD 31/10/07--------- US$ SI 112984@.5=56492 US$ IC 693842852/693899344
88(2)R	09/01/2008	AD 30/10/07--------- US$ SI 4992@.5=2496 US$ IC 693840356/693842852
88(2)R	09/01/2008	AD 29/10/07--------- US$ SI 19996@.5=9998 US$ IC 693830358/693840356
88(2)R	09/01/2008	AD 26/10/07--------- US$ SI 87303@.5=43651 US$ IC 693786707/693830358
88(2)R	09/01/2008	AD 25/10/07--------- US$ SI 7495@.5=3747 US$ IC 693782960/693786707
88(2)R	09/01/2008	AD 24/10/07--------- US$ SI 5043@.5=2521 US$ IC 693780439/693782960
88(2)R	09/01/2008	AD 22/10/07--------- US$ SI 12827@.5=6413 US$ IC 693774026/693780439
88(2)R	28/11/2007	AD 19/10/07-19/10/07 US$ SI 11059@.5=5529 US$ IC 693768497/693774026
88(2)R	28/11/2007	AD 18/10/07-18/10/07 US$ SI 14987@.5=7493 US$ IC 693761004/693768497
88(2)R	28/11/2007	AD 17/10/07-17/10/07 US$ SI 70575@.5=35287 US$ IC 693725717/693761004
88(2)R	28/11/2007	AD 16/10/07-16/10/07 US$ SI 8788@.5=4394 US$ IC 693721323/693725717
88(2)R	28/11/2007	AD 15/10/07-15/10/07 US$ SI 1188@.5=594 US$ IC 693720729/693721323
88(2)R	28/11/2007	AD 12/10/07-12/10/07 US$ SI 26502@.5=13251 US$ IC 693707478/693720729
88(2)R	28/11/2007	AD 11/10/07-11/10/07 US$ SI 79384@.5=39692 US$ IC 693667786/693707478
88(2)R	28/11/2007	AD 10/10/07-10/10/07 US$ SI 55372@.5=27686 US$ IC 693640100/693667786
88(2)R	28/11/2007	AD 09/10/07-09/10/07 US$ SI 30437@.5=15218 US$ IC 693624882/693640100
88(2)R	28/11/2007	AD 08/10/07-08/10/07 US$ SI 30706@.5=15353 US$ IC 693609529/693624882
88(2)R	28/11/2007	AD 05/10/07-05/10/07 US$ SI 17997@.5=8998 US$ IC 693600531/693609529
88(2)R	28/11/2007	AD 04/10/07-04/10/07 US$ SI 3860@.5=1930 US$ IC 693598601/693600531
88(2)R	28/11/2007	AD 02/10/07-02/10/07 US$ SI 38934@.5=19467

		US$ IC 693579134/693598601
88(2)R	28/11/2007	AD 01/10/07-01/10/07 US$ SI 160@.5=80 US$ IC 693579054/693579134
288c	14/11/2007	DIRECTOR'S PARTICULARS CHANGED
88(2)R	07/11/2007	AD 28/09/07--------- US$ SI 30708@.5=15354 US$ IC 693563700/693579054
88(2)R	07/11/2007	AD 27/09/07--------- US$ SI 11835@.5=5917 US$ IC 693557783/693563700
88(2)R	07/11/2007	AD 26/09/07--------- US$ SI 25377@.5=12688 US$ IC 693545095/693557783
88(2)R	07/11/2007	AD 25/09/07--------- US$ SI 394@.5=197 US$ IC 693544898/693545095
88(2)R	07/11/2007	AD 24/09/07--------- US$ SI 6770@.5=3385 US$ IC 693541513/693544898
88(2)R	07/11/2007	AD 21/09/07--------- US$ SI 29171@.5=14585 US$ IC 693526928/693541513
88(2)R	07/11/2007	AD 20/09/07--------- US$ SI 65108@.5=32554 US$ IC 693494374/693526928
88(2)R	07/11/2007	AD 19/09/07--------- US$ SI 152540@.5=76270 US$ IC 693418104/693494374
88(2)R	07/11/2007	AD 14/09/07--------- US$ SI 13547@.5=6773 US$ IC 693411331/693418104
88(2)R	07/11/2007	AD 13/09/07--------- US$ SI 3254@.5=1627 US$ IC 693409704/693411331
88(2)R	07/11/2007	AD 11/09/07--------- US$ SI 157@.5=78 US$ IC 693409626/693409704
88(2)R	07/11/2007	AD 07/09/07--------- US$ SI 3739@.5=1869 US$ IC 693407757/693409626
88(2)R	07/11/2007	AD 06/09/07--------- US$ SI 8393@.5=4196 US$ IC 693403561/693407757
88(2)R	07/11/2007	AD 04/09/07--------- US$ SI 14000@.5=7000 US$ IC 693396561/693403561
88(2)R	07/11/2007	AD 03/09/07--------- US$ SI 13205@.5=6602 US$ IC 693389959/693396561
88(2)R	15/10/2007	AD 10/10/07--------- US$ SI 3163466@.5=1581733 US$ IC 691808226/693389959
88(2)R	15/10/2007	AD 31/08/07-31/08/07 US$ SI 39181@.5=19590 US$ IC 691788636/691808226
88(2)R	15/10/2007	AD 30/08/07-30/08/07 US$ SI 3000@.5=1500 US$ IC 691787136/691788636
88(2)R	15/10/2007	AD 29/08/07-29/08/07 US$ SI 4000@.5=2000

				US$ IC 691785136/691787136
		88(2)R	15/10/2007	AD 28/08/07-28/08/07 US$ SI 15691@.5=7845 US$ IC 691777291/691785136
		88(2)R	15/10/2007	AD 24/08/07-24/08/07 US$ SI 34945@.5=17472 US$ IC 691759819/691777291

The Filing History lists every document filed since April 1988 and also a selection of older documents. To order other old documents, click on the 'Order' button at the top of the screen.

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COMPANY FILING HISTORY



Company Number: ZC000018
Company Name: STANDARD CHARTERED BANK

Use the tick boxes to select documents from the list below.
Click on 'Order' to complete your order OR to select older documents not listed.

Exclude Allotment Of Shares **Order**

Select	Type	Date	Description
	288a	16/11/2007	NEW SECRETARY APPOINTED
	288b	10/09/2007	DIRECTOR RESIGNED
	88(2)R	08/08/2007	AD 08/06/07--------- T$ SI 25236800@24.5=618301600 T$ IC 0/618301600
	128(1)	17/07/2007	STATEMENT OF RIGHTS ATTACHED TO ALLOTTED SHARES
	88(2)R	17/07/2007	AD 25/05/07--------- US$ SI 7500@5=37500 US$ IC 6849979142/6850016642
	RES 10	12/06/2007	NC INC ALREADY ADJUSTED 25/05/07 AUTH ALLOT OF SECURITY 25/05/07
	123	12/06/2007	US$ NC 10005061500/10005099000 25/05/07
	AA	04/05/2007	FULL ACCOUNTS MADE UP TO 31/12/06
	363a	17/04/2007	RETURN MADE UP TO 10/04/07; FULL LIST OF MEMBERS
	123	27/02/2007	US$ NC 10005024000/10005061500 08/12/06
	288c	12/02/2007	DIRECTOR'S PARTICULARS CHANGED
	88(2)R	19/01/2007	AD 08/12/06--------- US$ SI 7500@5=37500 US$ IC 6849941642/6849979142
	128(1)	19/01/2007	STATEMENT OF RIGHTS ATTACHED TO ALLOTTED SHARES
	288b	17/01/2007	DIRECTOR RESIGNED
	288b	12/12/2006	SECRETARY RESIGNED
	288b	12/12/2006	DIRECTOR RESIGNED
	288c	20/06/2006	DIRECTOR'S PARTICULARS CHANGED
	363a	24/05/2006	RETURN MADE UP TO 10/04/06; FULL LIST OF MEMBERS



COMPANY FILING HISTORY



Company Number: 00966425
Company Name: STANDARD CHARTERED PLC

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Click on 'Order' to complete your order OR to select older documents not listed.

Exclude Allotment Of Shares **Order**

Select	Type	Date	Description
	288b	27/11/2006	DIRECTOR RESIGNED
	88(2)R	27/11/2006	AD 27/10/06--------- US$ SI 81@.5=40 US$ IC 682764533/682764573
	88(2)R	27/11/2006	AD 20/10/06--------- US$ SI 1894@.5=947 US$ IC 682763586/682764533
	88(2)R	27/11/2006	AD 13/10/06--------- US$ SI 4981@.5=2490 US$ IC 682761096/682763586
	88(2)R	08/11/2006	AD 11/10/06--------- US$ SI 4912941@.5=2456470 US$ IC 680304626/682761096
	88(2)R	30/10/2006	AD 06/10/06-06/10/06 US$ SI 1309@.5=654 US$ IC 680303972/680304626
	88(2)R	30/10/2006	AD 29/09/06-29/09/06 US$ SI 189@.5=94 US$ IC 680303878/680303972
	88(2)R	30/10/2006	AD 22/09/06-22/09/06 US$ SI 1399@.5=699 US$ IC 680303179/680303878
	88(2)R	23/10/2006	AD 11/08/06--------- US$ SI 3086@.5=1543 US$ IC 680298486/680300029
	88(2)R	23/10/2006	AD 01/09/06--------- US$ SI 2258@.5=1129 US$ IC 680301522/680302651
	88(2)R	23/10/2006	AD 15/09/06--------- US$ SI 213@.5=106 US$ IC 680303073/680303179
	88(2)R	23/10/2006	AD 08/09/06--------- US$ SI 845@.5=422 US$ IC 680302651/680303073
	88(2)R	23/10/2006	AD 17/08/06--------- US$ SI 2987@.5=1493 US$ IC 680300029/680301522
	288b	04/10/2006	SECRETARY RESIGNED
	88(2)R	04/09/2006	AD 11/08/06--------- US$ SI 2652@.5=1326 US$ IC 680297160/680298486
	88(2)R	04/09/2006	AD 08/08/05--------- US$ SI 553@.5
	88(2)R	04/09/2006	AD 04/08/06--------- US$ SI 1803@.5=901 US$ IC 680296259/680297160
	88(2)R	04/09/2006	AD 28/07/06--------- US$ SI 165@.5=82

US$ IC 680296177/680296259

88(2)R	04/09/2006	AD 21/07/06--------- US$ SI 1585@.5=792 US$ IC 680295385/680296177
288a	14/08/2006	NEW DIRECTOR APPOINTED
88(2)R	11/08/2006	AD 14/07/06--------- US$ SI 650@.5=325 US$ IC 680295060/680295385
88(2)R	11/08/2006	AD 07/07/06--------- US$ SI 2723@.5=1361 US$ IC 680293699/680295060
88(2)R	11/08/2006	AD 30/06/06--------- US$ SI 1299@.5=649 US$ IC 680293050/680293699
88(2)R	11/08/2006	AD 23/06/06--------- US$ SI 2026@.5=1013 US$ IC 680292037/680293050
88(2)R	11/08/2006	AD 16/06/06--------- US$ SI 3820@.5=1910 US$ IC 680290127/680292037
88(2)R	11/08/2006	AD 09/06/06--------- US$ SI 14772@.5=7386 US$ IC 680282741/680290127
88(2)R	18/07/2006	AD 17/03/06-17/03/06 US$ SI 25698@.5
88(2)R	26/06/2006	AD 02/06/06--------- US$ SI 9494@.5=4747 US$ IC 680277994/680282741
88(2)R	26/06/2006	AD 01/06/06--------- US$ SI 15272@.5=7636 US$ IC 680270358/680277994
88(2)R	26/06/2006	AD 26/05/06--------- US$ SI 15610@.5=7805 US$ IC 680262553/680270358
88(2)R	19/06/2006	AD 19/05/06--------- US$ SI 41700@.5=20850 US$ IC 680241703/680262553
88(2)R	15/06/2006	AD 12/05/06--------- US$ SI 36@.5=18 US$ IC 680241685/680241703
88(2)R	13/06/2006	AD 12/05/06--------- US$ SI 9960348@.5=4980174 US$ IC 675261511/680241685
363a	13/06/2006	RETURN MADE UP TO 10/04/06; BULK LIST AVAILABLE SEPARATELY
88(2)R	09/06/2006	AD 12/05/06--------- US$ SI 19137@.5=9568 US$ IC 675251943/675261511
88(2)R	09/06/2006	AD 05/05/06--------- US$ SI 10621@.5=5310 US$ IC 675246633/675251943
88(2)R	09/06/2006	AD 28/04/06--------- US$ SI 18370@.5=9185 US$ IC 675237448/675246633
88(2)R	09/06/2006	AD 21/04/06--------- US$ SI 21770@.5=10885 US$ IC 675226563/675237448
88(2)R	09/06/2006	AD 13/04/06--------- US$ SI 28507@.5=14253 US$ IC 675212310/675226563
RES 09	24/05/2006	COMP BUSINESS 04/05/06

		Type	Date	Description
				AUTH ALLOT OF SECURITY 04/05/06 131986987@$0.50 04/05/06
		88(2)R	23/05/2006	AD 07/04/06-07/04/06 US$ SI 12971@.5=6485 US$ IC 675205825/675212310
		88(2)R	23/05/2006	AD 24/03/06-24/03/06 US$ SI 16892@.5=8446 US$ IC 675181425/675189871
		88(2)R	23/05/2006	AD 31/03/06-31/03/06 US$ SI 31909@.5=15954 US$ IC 675189871/675205825
		88(2)R	11/05/2006	AD 10/03/06--------- US$ SI 5244@.5=2622 US$ IC 675136775/675139397
		88(2)R	11/05/2006	AD 07/03/06--------- US$ SI 267@.5=133 US$ IC 675181292/675181425
		88(2)R	11/05/2006	AD 07/03/06--------- US$ SI 83791@.5=41895 US$ IC 675139397/675181292
		88(2)R	11/05/2006	AD 09/03/06--------- US$ SI 37523@.5=18761 US$ IC 675118014/675136775
		288b	10/05/2006	DIRECTOR RESIGNED
		288c	03/05/2006	DIRECTOR'S PARTICULARS CHANGED
		88(2)R	25/04/2006	AD 10/02/06--------- US$ SI 5284@.5=2642 US$ IC 675115372/675118014
		AA	21/04/2006	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/12/05
		88(2)R	12/04/2006	AD 24/02/06--------- US$ SI 447@.5=223 US$ IC 675120433/675120656
		88(2)R	12/04/2006	AD 17/02/06--------- US$ SI 606@.5=303 US$ IC 675120130/675120433
		88(2)R	20/02/2006	AD 27/01/06-27/01/06 US$ SI 929@.5=464 US$ IC 675117024/675117488
		88(2)R	20/02/2006	AD 20/01/06-20/01/06 US$ SI 1697@.05=84 US$ IC 675116940/675117024
		88(2)R	20/02/2006	AD 13/01/06-13/01/06 US$ SI 3306@.5=1653 US$ IC 675115287/675116940
		88(2)R	10/02/2006	AD 30/12/05--------- US$ SI 103453@.5=51726 US$ IC 675063561/675115287
		88(2)R	10/02/2006	AD 23/12/05--------- US$ SI 5863@.5=2931 US$ IC 675060630/675063561
		88(2)R	10/02/2006	AD 23/12/05--------- US$ SI 126468@.5=63234 US$ IC 674997396/675060630

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File Number: 82-588





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Name/code: Standard Chartered
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Date from: 20 Nov 2006
to: 10 Mar 2008
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Time/Date	Code	Name	Headline			Source
18:29 07-Mar-08	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:26 07-Mar-08	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:25 07-Mar-08	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:23 07-Mar-08	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:21 07-Mar-08	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:20 07-Mar-08	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:18 07-Mar-08	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:16 07-Mar-08	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:16 07-Mar-08	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:13 07-Mar-08	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS

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File no: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:29 07-Mar-08
Number	6854P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with DTR 3.1.2R;
(ii) a disclosure made in accordance LR 9.8.6R(1); or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*
Jaspal Bindra

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Jaspal Bindra

8 State the nature of the transaction
The vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon).

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
4,877

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00034%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
Purchase price: Nil
Sale price: £16.6675p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
98,191(0.0069%)

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2008
END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:26 07-Mar-08
Number	6852P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DTR 3.1.2R;

(ii) a disclosure made in accordance LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*

Peter Sands

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Peter Sands

8 State the nature of the transaction

The vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon); and the sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

25,035

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0018%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

25,035

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0018%

13. Price per *share* or value of transaction
Purchase price: Nil
Sale price: £16.6675p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
50,670 (0.0035%)

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2008
END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:25 07-Mar-08
Number	6851P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with DTR 3.1.2R;
(ii) a disclosure made in accordance LR 9.8.6R(1); or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*
Mervyn Davies

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mervyn Davies

8 State the nature of the transaction
The vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and sale of the resulting shares.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
38,149

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0027%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
38,149

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0027%

13. Price per *share* or value of transaction
Purchase price: Nil
Sale price: £16.6675p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
24,957 (0.0018%)

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2008
END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:23 07-Mar-08
Number	6850P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with DTR 3.1.2R;
(ii) a disclosure made in accordance LR 9.8.6R(1); or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*
David Edwards

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*.
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
David Edwards

8 State the nature of the transaction
The vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and sale of resulting shares.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
4,172

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00029%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
4,172

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00029%

13. Price per *share* or value of transaction
Purchase price: Nil
Sale price: £16.6675p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
16,308 (0.0011%)

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2008
END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:21 07-Mar-08
Number	6846P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with DTR 3.1.2R;
(ii) a disclosure made in accordance LR 9.8.6R(1); or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*
Richard Goulding

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Richard Goulding

8 State the nature of the transaction
The vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon).

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
5,406

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00038%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
Purchase price: Nil
Sale price: £16.6675p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
135,663 (0.0096%)

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2008
END

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FILE NUMBER 82 ...

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:20 07-Mar-08
Number	6844P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with DTR 3.1.2R;
(ii) a disclosure made in accordance LR 9.8.6R(1); or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*
Mike Rees

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mike Rees

8 State the nature of the transaction
The vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon); and part sale of the resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
21,675

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0015%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
8,919

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00063%

13. Price per *share* or value of transaction
Purchase price: Nil
Sale price: £16.6675p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
223,805 (0.016%)

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2008
END

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File number: 82-3180

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:18 07-Mar-08
Number	6843P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with DTR 3.1.2R;
(ii) a disclosure made in accordance LR 9.8.6R(1); or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*
Tracy Clarke

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Tracy Clarke

8 State the nature of the transaction
The vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and part sale of shares.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
2,228

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00015%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
917

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00006%

13. Price per *share* or value of transaction
Purchase price: Nil
Sale price: £16.6675p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
17,019 (0.0012%)

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2008
END

Close

Regulatory Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:16 07-Mar-08
Number	6842P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with DTR 3.1.2R;
(ii) a disclosure made in accordance LR 9.8.6R(1); or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*
Jan Verplancke

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Jan Verplancke

8 State the nature of the transaction
The vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon).

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
4,179

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0003%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
Purchase price: Nil
Sale price: £16.6675p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
8,912 (0.0006%)

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2008
END

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File number: 82 ...

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:16 07-Mar-08
Number	6841P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with DTR 3.1.2R;
(ii) a disclosure made in accordance LR 9.8.6R(1); or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*
Tim Miller

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Tim Miller

8 State the nature of the transaction
The vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and part sale of resulting shares.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
13,4'1

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.000 96%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
5,543

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00039%

13. Price per *share* or value of transaction
Purchase price: Nil
Sale price: £16.6675p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
108,191 (0.0076%)

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2008
END

Close

File number: 82-5180

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:13 07-Mar-08
Number	6840P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with DTR 3.1.2R;
(ii) a disclosure made in accordance LR 9.8.6R(1); or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*
Mike DeNoma

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mike DeNoma

8 State the nature of the transaction
The vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon); and the sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
17,881

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0012%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
17,881

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0012%

13. Price per *share* or value of transaction
Purchase price: Nil
Sale price: £16.6675p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
139,715 (0.0099%)

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2008
END

Close

File number 82-5188

London STOCK EXCHANGE

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Time/Date	Code	Name	Headline			Source
18:11 07-Mar-08	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:08 07-Mar-08	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:07 07-Mar-08	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
12:45 07-Mar-08	STAN	Standard Chartered PLC	Stabilisation Notice			RNS
10:49 07-Mar-08	STAN	Standard Chartered PLC	Disposal of Business			RNS
17:55 29-Feb-08	STAN	Standard Chartered PLC	Publication of SuppProspectus			RNS
15:27 29-Feb-08	STAN	Standard Chartered PLC	AEB Acquisition Completed			RNS
09:45 29-Feb-08	STAN	Standard Chartered PLC	Total Voting Rights			RNS
08:16 26-Feb-08	STAN	Standard Chartered PLC	Final Results 2 of 2			RNS
08:15 26-Feb-08	STAN	Standard Chartered PLC	Final Results 1 of 2			RNS

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File number: 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:11 07-Mar-08
Number	6838P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with DTR 3.1.2R;
(ii) a disclosure made in accordance LR 9.8.6R(1); or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*
Gareth Bullock

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Gareth Bullock

8 State the nature of the transaction
The vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon); and part sale of the resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
14,902

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00[illegible]%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
6,132

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0004%

13. Price per *share* or value of transaction
Purchase price: Nil
Sale price: £16.6675p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
97,607 (0.0069%)

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2008
END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:08 07-Mar-08
Number	6833P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with DTR 3.1.2R;
(ii) a disclosure made in accordance LR 9.8.6R(1); or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*
Richard Meddings

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Richard Meddings

8 State the nature of the transaction
The vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon); and the sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
18,836

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0013%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
18,836

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0013%

13. Price per *share* or value of transaction
Purchase price: Nil
Sale price: £16.6675p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
152,312 (0.011%)

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2008
END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:07 07-Mar-08
Number	6832P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with DTR 3.1.2R;
(ii) a disclosure made in accordance LR 9.8.6R(1); or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*
Jaspal Bindra, Gareth Bullock, Mike DeNoma, Richard Meddings, Tim Miller, Peter Sands, Tracy Clarke, David Edwards, Richard Goulding and Jan Verplancke

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
Technical interest of those named in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a technical interest of the directors and persons discharging managerial responsibilities referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Bedell Cristin Trustees Limited

8 State the nature of the transaction
Purchase of shares for the Standard Chartered 2004 Employee Benefit Trust (the "Trust") to be used in 2009 to satisfy awards made under the Standard Chartered 2004 Deferred Bonus Plan which include the following awards to those named in 3. above

Jaspal Bindra	12,599
Gareth Bullock	15,599
Mike DeNoma	16,499
Richard Meddings	20,398
Tim Miller	14,799
Peter Sands	29,998

Tracy Clarke	3,002
David Edwards	5,311
Richard Goulding	6,004
Jan Verplancke	4,849

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
129,058

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.009%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
£16.6675p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

21. Name of contact and telephone number for queries
Sarah Williams

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2008
END

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File Number: 82-...

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Stabilisation Notice
Released	12:45 07-Mar-08
Number	6018P

RNS Number:6018P
Standard Chartered PLC
07 March 2008

4th March 2008

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

STANDARD CHARTERED BANK
Stabilisation Notice

Standard Chartered Bank (Contact: Ann Chiam (Tel: +65 6427 5362, Email: ann.chiam@standardchartered.com) hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:

Issuer:	Standard Chartered PLC
Guarantor (if any):	Nil
Aggregate nominal amount:	EURO750M
Description:	4.875% NOTES DUE 11 MARCH 2011
Reoffer price:	99.883
Other offer terms:	
Stabilisation:	
Stabilising Managers):	Barclays Capital; 5 The North Colonnade; Canary Wharf, London E14 4BB Standard Chartered Bank; Global Markets, 6 Battery Road, #03-00, Singapore 049909 UBS Limited; 100 Liverpool Street, London EC2M 2RH
Stabilisation period expected to start on:	4th March 2008
Stabilisation period expected to end no later than:	4th April 2008
Existence, maximum size and conditions of use of over-	5% of the aggregate nominal amount stated above.

allotment facility.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising

Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules. This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other person? in the United Kingdom. In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which hag been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State,

This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offer of securities in the United States.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Disposal of Business
Released	10:49 07-Mar-08
Number	6055P

STANDARD CHARTERED PLC - DISPOSAL OF INDIAN ASSET MANAGEMENT BUSINESS

Standard Chartered to sell Standard Chartered Trustee Company Private Limited and Standard Chartered Asset Management Company Private Limited

Standard Chartered PLC ("Standard Chartered") announces that it has agreed to sell Standard Chartered Trustee Company Private Limited and Standard Chartered Asset Management Company Private Limited, including minorities, to Infrastructure Development Finance Company Limited ("IDFC") for a total cash consideration of approximately USD205 million. The consideration is before deductions for local taxes and deal expenses.

The companies mentioned above represent the mutual fund manufacturing business of Standard Chartered in India. The transaction does not include Standard Chartered's mutual fund distribution business which Standard Chartered will continue to pursue.

Jaspal Bindra, Chief Executive Officer, Asia, said: "IDFC is a well respected financial services company and we are delighted to have reached an agreement with them for the sale of this business. Standard Chartered will remain a distributor of asset management products in India. India is a key market and delivered record results in 2007."

This transaction is subject to certain regulatory approvals and other closing conditions, and is expected to complete in the second quarter of 2008.

For further information, contact:

Investors

Piotr Zajac
Senior Manager, Investor Relations
+44 (0)20 7280 6454
Piotr.A.Zajac@standardchartered.com

Ashia Razzaq
Head of Investor Relations, Asia Pacific
+ 852 2820 3958
Ashia.Razzaq@standardchartered.com

Press

Arijit De
Head of Media Relations
Tel: +44 (0)20 7280 7163
Arijit.De@standardchartered.com

Note to Editors:

Standard Chartered PLC

Standard Chartered PLC, listed on both the London Stock Exchange and the Hong Kong Stock Exchange,

ranks among the top 25 companies in the FTSE-100 by market capitalisation. The London-headquartered group has operated for over 150 years in some of the world's most dynamic markets, leading the way in Asia, Africa and the Middle East. Its income and the number of employees have more than doubled over the last five years primarily as a result of organic growth and supplemented by acquisitions.
Standard Chartered aspires to be the best international bank in its markets through leading by example to be the right partner for its stakeholders. The group now employs 73,000 people, representing 115 nationalities, in more than 1,700 branches and outlets located in over 70 countries. The bank derives more than 90 per cent of its operating income and profits from Asia, Africa and the Middle East, with balanced income derived from both Wholesale and Consumer Banking.
The group is committed to building a sustainable business over the long term and is trusted worldwide for upholding high standards of corporate governance, social responsibility, environmental protection and employee diversity. For more information, please visit: www.standardchartered.com

Infrastructure Development Finance Company Limited

Infrastructure Development Finance Company Limited ("IDFC") was incorporated in 1997 as a public limited company under the Companies Act, 1956. IDFC listed its equity shares in India pursuant to an initial public offering in August 2005. As at 31 December 2007, IDFC's shareholders included the Government of India 20%, foreign investors (including Government of Singapore, Khazanah Nasional Berhad, IFC, AIG amongst others) - 49% and public / others 31%. As of 5 March 2008, IDFC's market capitalisation was approximately USD5.8 billion.

IDFC's existing businesses, directly and through its subsidiaries, include project finance, principal investments, asset management (for third party funds), investment banking, institutional broking (through IDFC-SSKI), and advisory services.

– ENDS –

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Publication of SuppProspectus
Released	17:55 29-Feb-08
Number	1417P

RNS Number:1417P
Standard Chartered PLC
29 February 2008

Standard Chartered PLC
Standard Chartered Bank
Standard Chartered Bank (Hong Kong) Limited
29 February 2008

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

Publication of Supplementary Prospectus

The following supplementary prospectus has been submitted to the UK Listing Authority and is available for viewing: Supplementary Prospectus dated 29 February 2008 supplementing the Prospectus dated 7 November 2007 relating to a US$15 billion Debt Issuance Programme with Standard Chartered PLC, Standard Chartered Bank, Standard Chartered Bank (Hong Kong) Limited and Standard Chartered First Bank Korea Limited as issuers.

To view the full document please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/1417p_-2008-2-29.pdf

For further information, please contact
Stephen Atkinson
Head of Investor Relations
1 Aldermanbury Square
London
EC2V 7SB

020 7280 7245

Arijit De
Head of Media Relations
1 Aldermanbury Square
London
EC2V 7SB
020 7280 7163

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to

and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes offered by the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States, as defined in Regulation S under the Securities Act. The Prospectus may not be accessed from, or transmitted in or into, the United States.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Standard Chartered PLC
TIDM	STAN
Headline	AEB Acquisition Completed
Released	15:27 29-Feb-08
Number	1080P

STANDARD CHARTERED COMPLETES ACQUISITION OF AMERICAN EXPRESS BANK

ADDING CAPABILITY AND SCALE TO THE FINANCIAL INSTITUTIONS BUSINESS AND FAST-TRACKING THE PRIVATE BANKING BUSINESS

29 February 2008

Further to the announcement made on 18 September 2007, Standard Chartered PLC ("Standard Chartered" or the "Group") announces that it has received all the required approvals and that the acquisition of American Express Bank Ltd. ("AEB") from American Express Company ("AXP") (the "Transaction") completed today. The total cash consideration for the acquisition is equal to the net asset value of AEB at completion plus USD300 million. As at 29 February 2008, this amounts to approximately USD823 million (GBP413 million).

The acquisition of AEB provides Standard Chartered with an opportunity to add capability, scale and momentum in the strategically important Financial Institutions and Private Bank businesses. It will further deepen Standard Chartered's existing network and will provide access to a select number of new growth markets.

As part of the Transaction Standard Chartered and AXP have entered into a put and call option under which AXP can sell and Standard Chartered can buy 100% of American Express International Deposit Company ("AEIDC") 18 months from today with the consideration payable to AXP being the net asset value of AEIDC at the time of exercise of the option.

The addition of the AEB business will fast-track The Standard Chartered Private Bank growth aspirations, building immediate capability and scale in people, product and processes. AEB will enhance Standard Chartered's private banking presence in its key markets, leveraging on its exceptional advantage to grow market share and build scale in existing markets like Singapore, Hong Kong, India and The Middle East. It will also add capability in trust, fiduciary services, margin trading, wraps, and extend geographic reach with new booking centres in Geneva, Monaco, Miami, New York and London.

AEB will help accelerate Standard Chartered's Financial Institutions business and significantly enhance its capabilities in this core customer segment. This acquisition doubles Standard Chartered's US Dollar clearing business reinforcing its position among the leading US Dollar clearing businesses and ranking the group sixth globally. In addition, AEB provides Standard Chartered with a direct Euro and Yen clearing capability. The extended geographic reach into new countries and deepening of Standard Chartered's presence in key existing markets will capture more trade and investment flows.

Peter Sands, Group Chief Executive, Standard Chartered PLC said: "I welcome the American Express Bank employees into the Standard Chartered family. The AEB business brings along an exceptional management team and I look forward to them playing an important role in the Group."

CONTACTS

Investors
Stephen Atkinson
Head of Investor Relations

Ashia Razzaq
Head of Investor Relations, Asia Pacific

+44 (0)20 7280 7245
Stephen.Atkinson@standardchartered.com

+ 852 2820 3958
Ashia.Razzaq@standardchartered.com

Press

Tim Baxter
Head of External Communications
+ 44 (0)20 7457 5573
Tim.Baxter@standardchartered.com

Arijit De
Head of Media Relations
+44 (0)20 7280 7163
Arijit.De@standardchartered.com

BUSINESS DESCRIPTION

Standard Chartered PLC, listed on both the London Stock Exchange and the Hong Kong Stock Exchange, ranks among the top 25 companies in the FTSE-100 by market capitalisation. The London-headquartered Group has operated for over 150 years in some of the world's most dynamic markets, leading the way in Asia, Africa and the Middle East. Its income and the number of employees have more than doubled over the last five years primarily as a result of organic growth and supplemented by acquisitions.

Standard Chartered aspires to be the best international bank in its markets by being the right partner for its stakeholders and leading by example. The Group now employs over 70,000 people, representing some 115 nationalities, in more than 1,600 branches and outlets located in over 70 countries. The bank generates more than 90 per cent of its profits from Asia, Africa and the Middle East, with balanced income derived from both Wholesale and Consumer Banking.

The Group is committed to building a sustainable business over the long term and is trusted worldwide for upholding high standards of corporate governance, social responsibility, environmental protection and employee diversity. For more information, please visit: www.standardchartered.com

American Express Bank Ltd. is the international banking subsidiary of American Express Company. Founded in 1919, it provides services to financial institutions, high net worth individuals and affluent customers through more than 74 locations in 47 countries.

American Express International Deposit Company is based in the Cayman Islands and issues short-term, fixed rate certificates of deposit to AEB customers.

[1] Based on an exchange rate of USD 1.9908 : GBP £1

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	09:45 29-Feb-08
Number	0415P

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.

At close of business on 28 February 2008 the issued share capital of Standard Chartered PLC consisted of:

99,250,000 $8^1/_4$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96,035,000 $7^3/_8$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

15,000 American Depository Shares representing 15,000 non-cumulative redeemable preference shares of US$5 each with no equity voting rights; and

1,409,678,718 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value.

Standard Chartered PLC holds no shares in Treasury.

Therefore, the total number of voting rights in Standard Chartered PLC is 352,419,679. This figure (352,419,679) may be used by shareholders to determine the percentage of voting rights (one vote for every US$2 nominal value of ordinary shares) they hold in Standard Chartered PLC and if they are required to notify their interests, or a change to their interest, in Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Final Results 1 of 2
Released	08:15 26-Feb-08
Number	7207O

26 February 2008

TO CITY EDITORS
FOR IMMEDIATE RELEASE

STANDARD CHARTERED PLC RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

HIGHLIGHTS

STANDARD CHARTERED PLC RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

Reported Results

- Operating income up 28 per cent to $11,067 million (2006: $8,620 million)
- Profit before taxation up 27 per cent to $4,035 million (2006: $3,178 million)
- Profit attributable to ordinary shareholders* up 25 per cent to $2,813 million (2006: $2,253 million)
- Total assets up 24 per cent to $329 billion (2006: $266 billion)

Performance Metrics**

- Normalised earnings per share up 15.8 per cent at 197.6 cents (2006: 170.7 cents)
- Normalised return on ordinary shareholders' equity of 15.6 per cent (2006: 16.9 per cent)
- Annual dividend per share increased 11.7 per cent to 79.35 cents from 71.04 cents in 2006
- Normalised cost income ratio of 56.0 per cent (2006: 55.2 per cent)
- Total capital ratio at 16.7 per cent (2006: 14.2 per cent)

Significant achievements

- Record profit before taxation at $4,035 million
- Strong engines of growth in both Wholesale Banking and Consumer Banking
- Broad based income growth across Wholesale Banking
- Good income growth in Consumer Banking particularly in Wealth Management and SME
- Launched the Standard Chartered Private Bank in 11 locations across seven markets
- Over $2 billion of income and $1 billion profit before taxation in Hong Kong
- Incorporated our business in China
- Operating income in India exceeds $1 billion for the first time

Commenting on these results, the Chairman of Standard Chartered PLC, Mervyn Davies, said:

"Standard Chartered has shown how its position in the world's growth markets and the strength of its balance sheet can deliver record results during turbulent times. We are not complacent about the future but are confident that we will deliver another strong performance in 2008."

* Profit attributable to ordinary shareholders is after the deduction of dividends payable to the holders of the non-cumulative redeemable preference shares (see note 4 on page 47).

** Results on a normalised basis reflect the results of Standard Chartered PLC and its subsidiaries (the "Group") excluding items presented in note 5 on page 48.

Standard Chartered PLC - Stock Code: 2888

STANDARD CHARTERED PLC - TABLE OF CONTENTS

Unless another currency is specified, the word "dollar" or symbol "$" in this document means United States dollar and the word "cent" or symbol "c" means one-hundredth of one United States dollar.

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China is referred to as "Hong Kong"; Middle East and Other South Asia ("MESA") includes: United Arab Emirates ("UAE"), Bahrain, Qatar, Jordan, Pakistan, Sri Lanka and Bangladesh; and "Other Asia Pacific" includes: China, Indonesia, Brunei, Thailand, Taiwan, Vietnam and the Philippines.

STANDARD CHARTERED PLC - SUMMARY OF RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2007

	2007 $million	2006 $million
RESULTS		
Operating income	**11,067**	8,620
Impairment losses on loans and advances and other credit risk provisions	**(761)**	(629)
Profit before taxation	**4,035**	3,178
Profit attributable to equity interests	**2,841**	2,278
Profit attributable to ordinary shareholders	**2,813**	2,253
BALANCE SHEET		
Total assets	**329,205**	*266,102
Total equity	**21,452**	*17,395
Capital base	**28,727**	*21,825
INFORMATION PER ORDINARY SHARE	**Cents**	Cents
Earnings per share – normalised basis**	**197.6**	170.7
Earnings per share – basic	**201.1**	169.0
Dividend per share	**79.35**	71.04
Net asset value per share	**1,374.2**	1,208.9
RATIOS	**%**	%
Return on ordinary shareholders' equity – normalised basis**	**15.6**	16.9
Cost income ratio – normalised basis**	**56.0**	55.2
Capital ratios:		
Tier 1 capital	**9.8**	*8.3
Total capital	**16.7**	*14.2

* Amounts have been restated as explained in note 9 on page 50.

** Results on a normalised basis reflect the results of Standard Chartered PLC and its subsidiaries (the "Group") excluding items presented in note 5 on page 48.

STANDARD CHARTERED PLC - CHAIRMAN'S STATEMENT

Final results

I am delighted to report that Standard Chartered has delivered another year of record income and profits in 2007, showing the results of our investment programme over the last few years in our key growth markets of Asia, Africa and the Middle East.

- Profit before taxation rose 27 per cent to $4,035 million
- Income increased 28 per cent to $11,067 million
- Normalised earnings per share climbed 15.8 per cent to 197.6 cents

The board is recommending an annual dividend of 79.35 cents per share.

These outstanding results are a reminder of Standard Chartered's transformation over the last few years and its enormous potential. Peter Sands and his team have done a great job in delivering these numbers against a backdrop of turmoil and dislocation in the global financial markets.

These are extraordinary times to be chairman and it has been a very unusual time for the banking and financial services industry. Unprecedented losses; huge volatility; the recapitalisation of major banks. No international securities firm, investment company, insurance company or bank – ourselves included – has been unscathed.

My reflections are that the industry as a whole has learnt: firstly, the overwhelming importance of liquidity; secondly, the need to price properly for risk; and, thirdly, the danger of over-complexity.

I am often asked for my views on what this turbulence will mean for our markets in Asia, Africa and the Middle East and the degree to which they have decoupled from western markets.

The global economy

What is clear is that the US economy is now facing a period of weaker growth. While there is some evidence of decoupling across our markets, a US slowdown will impact the rest of the world, dampen global growth, slow the pace of trade and will take the heat out of commodity markets.

If we look back at the last US slowdown in 2001, the export-oriented economies of Asia such as Hong Kong, Singapore and Malaysia were significantly impacted. Although growth rates in Asia will also slow this time, the region now enjoys a degree of insulation and resilience due to stronger domestic demand, economic resurgence in China, growing trade links within Asia and strong policy response from government and central banks.

It is easy to focus on China as the growth engine but we should not underestimate the diversification of the ASEAN economies, the catch-up potential of India, huge wealth creation in the Middle East and the infrastructure boom across the regions. The emergence of sovereign wealth funds in Asia and the Middle East is emblematic of the shift in wealth that is underway.

So while we forecast GDP growth rates will soften slightly in these markets in 2008, these economies will remain robust and their growth will be significantly higher than that expected in the US and Euro zone.

The Group today is extraordinarily well positioned to seize these new realities thanks to its growing geographic reach and scale and the breadth of its products and capabilities developed in recent years.

We have a loyal and supportive shareholder base and, in my view, exceptional management. In May, we welcomed John Peace to the board as deputy chairman and senior independent director, and Sunil Bharti Mittal as an independent non-executive director. We also welcomed Gareth Bullock to the board as group executive director in August.

In September, Kai Nargolwala stepped down from the board after eight years. We would like to thank

him for his significant contribution to the Group's success.

We are also very grateful to Sir CK Chow, who will retire from the board this year after 10 years of dedicated service as a non-executive director.

In my last report to you I was cautious about the outlook, but I did not anticipate such extremes as we have seen since then. In the past six months we have witnessed big upheavals in our sector.

At Standard Chartered we know that complacency kills. We are operating in a period of sustained uncertainty. We have learnt lessons in recent months and we are constantly reminded of the importance of preserving our liquidity and capital strength.

Summary

Banking remains a risk-based industry and we will remain prudent in our management and pricing of risk. We are well placed to take advantage of the opportunities that will undoubtedly arise.

Standard Chartered has shown how its position in the world's growth markets and the strength of its balance sheet can deliver record results during turbulent times. We are not complacent about the future but are confident that we will deliver another strong performance in 2008.

Mervyn Davies, CBE

Chairman

26 February 2008

STANDARD CHARTERED PLC - GROUP CHIEF EXECUTIVE'S REVIEW

2007 was my first full year as Chief Executive of Standard Chartered and I am delighted by our achievements. Despite the turbulence, financial shocks and uncertainties in the financial services industry, we have again delivered record profits.

We have invested in both our businesses at record levels and stepped up the pace of organic growth: underlying income growth reached 23 per cent. We have also announced six acquisitions since our last set of results.

We have not been unscathed by the financial crisis nor do we expect to be immune as it continues to unfold. But our disciplined approach to running the Group, focusing on our strategic priorities has stood us in good stead, and will continue to do so.

We start 2008 confident but not complacent. The Group is in great shape and both businesses have begun the year well. It will be a testing year but it will also be exciting, with new opportunities emerging alongside new challenges.

Our performance in 2007 was underpinned by firm foundations in the way we manage our liquidity, capital, risk profile and costs.

Firm foundations

We are a bank with strong liquidity, a well-diversified retail funding base, and a conservative balance sheet. We have a healthy A/D ratio - the ratio of customer loans to customer deposits - at 86 per cent and 24 per cent of our assets are highly liquid.

Many years of managing in highly volatile markets mean we have always taken a proactive approach to managing our liquidity.

We are very well capitalised. The Group's capital ratios are well above our target ranges, reflecting deliberate and effective management of the capital base. In September 2007 we raised $2 billion in Tier 2 capital which, despite stressed market conditions, was more than five times oversubscribed.

We are very disciplined in the risks we take. We have no direct exposure and very limited indirect exposure to US sub-prime assets. Our entire exposure to asset backed securities ("ABS"), including collateralised debt obligations ("CDO"), is under $6 billion.

We have faced challenges and taken some writedowns as a result of the financial turmoil. On Whistlejacket, the structured investment vehicle, and on our asset securitisation portfolio the profit and loss account impact was $300 million in total. On the other hand, we've had an outstanding performance on the corporate loan portfolio and kept a tight grip on consumer credit.

We have also had to take some very difficult decisions – such as on Whistlejacket. We worked very hard since August to find a viable way forward for Whistlejacket and are disappointed that we were ultimately unable to do so.

Overall, I am confident that our strategy for balancing risk and return and the systems and processes that underpin this are working well. We also take a very disciplined approach towards the management of our cost base. We continue to drive for greater efficiency in everything we do and manage our investment programme on a dynamic basis.

We are not going to stop investing for growth. The opportunities in our markets are hugely exciting and now is the time to seize them. But, as always, we will be prepared to pace and scale this investment, taking account of changes in our markets and in our own performance.

Challenges ahead

These firm foundations will prove critical to our continued success as we face the challenges ahead. The turmoil in financial markets is far from over.

We anticipate strains in the global economy, with the slowdown in the US having at least some effect on our markets in Asia, Africa and the Middle East. How profound that effect will be, we do not know.

We also see a range of political risks in our markets. Yet as a bank that has grown up in emerging markets over more than 150 years, we have plenty of experience in dealing with such issues.

Alongside these external challenges, we also face one major internal challenge: that of managing extremely rapid growth. This is about attracting and developing exceptional talent, ensuring our culture and values remain robust, ensuring our control systems and infrastructure keep pace with the business.

Emerging opportunities

Alongside these challenges, new opportunities are emerging. We are hiring excellent talent from our competitors, attracted by our strength, brand and growth potential. We are seeing a flight to quality, with a good inflow of deposits. We are seeing better pricing and differentiation of risk: the return of more rational pricing for risk is undoubtedly good for us and for the industry.

And we're seeing opportunities to deepen our relationships with our customers.

At times like these, it is critically important to be clear on our strategy and priorities. Standard Chartered has a clear and consistent strategy, well understood by staff, customers and investors. In 2003 we said we wanted to be the world's best international bank, leading the way in Asia, Africa and the Middle East. That is still our aspiration and we are making good progress on that journey.

Organic growth

Our near-term priorities remain consistent. Last year the first item on our management agenda was "Accelerating organic growth". We achieved that with an increase of underlying income growth from 18 per cent to 23 per cent.

Our biggest single business, Consumer Banking in Hong Kong, delivered a 22 per cent increase in profits and a 17 per cent increase in income. This is the first time in six years that this business has achieved double-digit income growth.

This performance was driven by strong growth in wealth management, with income up 25 per cent, and in our small and medium enterprise ("SME") business up 36 per cent. We have opened two dedicated SME banking centres and now have nearly 40,000 SME customers.

Our investment in Consumer Banking in Hong Kong during 2007 has produced immediate results and we will continue to invest in this business.

Wholesale Banking in Hong Kong also had an outstanding year, with profits up 50 per cent on income up 46 per cent. In fact Hong Kong as a whole, with profits up 34 per cent to just under $1.2 billion, made more than the entire Group did in 2001.

The individual business that contributed the biggest change in profits was Wholesale Banking in India, where profits increased by 91 per cent to $626 million, on an 82 per cent increase in income. India is Wholesale Banking's largest business, this is a superb franchise. We have added more than 1,000 clients over the last three years and have more than 100 clients generating income of more than $1 million.

We are investing in front-line staff, in new products and in infrastructure, seizing the opportunities emerging from India's rapid economic growth and the dynamism of its corporate sector.

With 83 branches across the country, Standard Chartered has the largest network of branches among foreign banks in India. Including our global shared service centre in Chennai, which provides operational and technology support to our businesses across the world, we employ 18,000 people in India, making it by far our largest operation anywhere.

Overall, including Consumer Banking, India broke through $1 billion in income for the first time in 2007, growing 60 per cent to $1.3 billion, with profits up 71 per cent to $690 million. India generated more profit in 2007 than in 2006 and 2005 together.

It s not only our biggest businesses and markets that saw accelerated growth in 2007. We are also seeing the benefits from investments we have made to build new engines of growth.

In China, income was up 73 per cent to $498 million. About three quarters of income was generated by the Wholesale Banking business. We have been investing significantly to build a business of scale and breadth.

In 2007 we have more than doubled the number of permanent staff from 2,100 to over 4,300 and our local network has expanded from 21 to 38 locations. Despite investing over $60 million in the Consumer Banking business, profits from China increased by 72 per cent in 2007 and are now in excess of $180 million.

Nigeria is another example. It is a country with around six per cent GDP growth, 140 million people and a rapidly growing middle class. Over the past three years we have invested in building a full range of products in both Consumer and Wholesale Banking.

In 2007 we doubled the number of branches to 12 and now employ about 350 people. As a result of this investment, our income in Nigeria increased by over 62 per cent to over $140 million and profits increased by 87 per cent. In 2008, subject to approval, we plan to double again the size of our branch network in Nigeria.

Another new engine of organic growth is The Standard Chartered Private Bank. Launched just nine months ago, The Private Bank is making excellent progress. With 11 offices across seven markets and 118 relationship managers, the Private Bank has $10 billion of assets under management ("AUM"), of which 28 per cent is from 1,300 clients who are entirely new to Standard Chartered.

Whilst it is still early days, we are already seeing that our unique combination of local heritage and international capability, our ability to offer a broad range of onshore and offshore wealth products and our distinctive brand, are proving enormously appealing to our customers.

The acquisition of American Express Bank, announced in September, will turbo charge the growth of our private banking business, adding over $22 billion in AUM, new booking centres, investment products and capabilities and another 120 experienced relationship managers.

Korea, Pakistan and Taiwan

In 2008 delivering on our acquisitions will remain a top priority. 2007 was undoubtedly a challenging year for our business in Korea. Whilst reported performance was adversely affected by a number of one-off items, we are still not satisfied with our performance, even after adjusting for these effects.

I have changed the management team in Korea and we are now executing a range of strategic initiatives to reshape the business – to accelerate income growth, to improve productivity and to enhance return on capital.

We are confident that SC First Bank is fundamentally a great business, a large growth platform in a very big, growing economy; it will be a powerful engine of sustained profit growth for the Group.

In Pakistan we have made rapid progress with the integration of Union Bank. Today we are the sixth largest bank in the country in terms of profits with over 170 branches in 39 cities. However, the political environment has had a negative impact, particularly on loan impairment and we enter 2008 with a somewhat cautious stance.

In Taiwan, we have made good progress since amalgamating the businesses in June. We are on course to meet our target of delivering double-digit return on investment and earnings per share accretion in 2008.

Capability acquisitions

While our acquisitions in Korea, Pakistan and Taiwan were primarily about achieving critical mass and distribution in key geographies, the rationale for the acquisition of American Express Bank was to reinforce our capabilities and scale in two key businesses across the world: private banking and financial institutions. I have already outlined the benefits to private banking.

In financial institutions, American Express Bank will double the size of our US Dollar clearing business, and give us direct Yen and Euro clearing capability, as well as a sophisticated sales and service model. American Express Bank will also extend our reach into a number of new countries. Following completion of the transaction, Standard Chartered will be represented in over 70 markets.

We expect to complete this transaction shortly and look forward to welcoming American Express Bank's 2,800 staff into Standard Chartered. Our detailed planning for the integration is going very well and has confirmed our initial view of both the scale and cost of the integration task, as well as the magnitude of the synergies.

This is a highly complex integration, spanning 47 countries and involving the integration of high volume transaction systems, but the prize is also very significant. We anticipate that 2008 integration costs are likely to be around $150 million, so the acquisition is likely to be slightly dilutive this year, net of underlying earnings and early synergies.

We remain confident that American Express Bank will increase earnings per share in 2009 and will deliver a double-digit return on investment. This is a great deal, strategically compelling and financially attractive. We are bringing on board some highly talented international bankers and there is a strong cultural fit.

In the second half of 2007 we announced four other capability driven acquisitions, all much smaller than American Express Bank:

- Pembroke, a specialist in aviation finance, which will reinforce our ability to play a part in the rapid growth of aviation across our markets
- Harrison Lovegrove, an oil and gas advisory boutique, which adds to our existing strengths in the energy business
- A Brain, a securities services company in Korea, which brings new capabilities and customers to our securities services business
- And UTI Securities, an equity brokerage and advisory firm in India, which will enable us to provide a broader range of wealth management products to our retail and private banking clients.

In January 2008 we also announced the acquisition of Yeahreum, a mutual savings bank in South Korea, which will enable us to broaden the current product offering.

The logic behind all these capability-driven acquisitions is to extend and deepen our product range and expertise, enabling us to serve our clients more effectively across a broader range of needs. They add fuel to our organic growth.

Sustainability

Building a sustainable business is an integral part of our long-term strategy to enhance shareholder value. At Standard Chartered, we are determined to lead by example within the markets in which we operate. As well as finding ways to drive economic growth, we also want to help protect the environment and to have a positive impact on the societies where we live and work.

We are constantly challenging ourselves on how we can contribute in a distinctive way in the countries where we operate. For example, at the Clinton Global Initiative in September, Standard Chartered committed $8-10 billion of financing over the next five years in renewable and clean energy projects in Asia, Africa and the Middle East. By making our commitment public, we hope to be a catalyst for change, influencing businesses to invest in the transition to a low-carbon and more sustainable future.

The year ahead

In the year ahead we will stick to our strategy. We will continue to focus on deepening our relationships with our clients. And we will continue to be proactive and disciplined in managing our liquidity, our capital, our risk profile and our costs.

We will keep investing to sustain our organic growth momentum. In China, for example, subject to regulatory approval, we anticipate having at least 60 locations by the end of this year. This year we

celebrate 150 years of being in China and India: we have deep roots in these markets and they're a huge part of our future.

We will deliver on our acquisitions: make progress in Korea; deliver earnings per share growth from Taiwan; and complete the American Express Bank transaction and drive its integration.

Outlook

We ended 2007 with strong momentum in both businesses and the Group has had an excellent start to 2008, particularly in Wholesale Banking which had a record January. The Bank is in great shape. The foundations are firm. We are extraordinarily well-placed to capture the huge opportunities in our markets. There is more breadth and scale in the Group and our strong performance in 2007 is well spread across multiple products and multiple geographies.

The level of risk and uncertainty in the external environment makes the horizon more difficult to read. However, we know what our shareholders expect us to deliver: double-digit income growth, double-digit earnings growth and mid to high teens return on equity ("ROE"). Over the last few years we have been building a track record of consistent delivery, of superior financial performance. We are committed to keep building on that track record.

We will not stop investing given the opportunities we are seeing in our markets. But we will remain vigilant in our management of risk, and we will continue to flex the pace of investment to ensure costs grow broadly in line with income growth.

2007 was a year of strong performance, a year of delivery despite the external turmoil. We enter 2008 amid almost unprecedented market volatility and uncertainty, but in great shape, with great momentum.

Summary

2007 was a great year for the Group. We were not unscathed by the financial crisis, but we delivered record results. I thank all our customers and shareholders for their support and the Group's staff for playing their part in our growth story in 2007. Standard Chartered has never been in better shape.

Peter Sands

Group Chief Executive

26 February 2008

STANDARD CHARTERED PLC - FINANCIAL REVIEW

Group Summary

The Group has delivered another strong performance for the year ended 31 December 2007. Profit before taxation rose 27 per cent to $4,035 million, with operating income increasing 28 per cent.

Normalised cost income ratio was 56.0 per cent compared to 55.2 per cent in 2006. Normalised earnings per share increased by 15.8 per cent to 197.6 cents. Further details of basic and diluted earnings per share are provided in note 5 on page 48.

The Group made a number of acquisitions in 2006 and 2007. It has owned Union Bank Limited ("Union") since 5 September 2006 and Hsinchu International Bank ("Hsinchu") since 19 October 2006.

On 30 December 2006, the assets and business of Union and the Standard Chartered Bank branches in Pakistan were amalgamated into Standard Chartered Bank (Pakistan) Limited.

On 30 June 2007, the assets and business of the Standard Chartered Bank branch in Taiwan were amalgamated into Hsinchu, and the combined entity was renamed Standard Chartered Bank (Taiwan) Limited.

On 5 September 2006, the Group acquired an additional stake of 12.96 per cent in PT Bank Permata Tbk ("Permata"). The Group completed the acquisitions of Pembroke Group Limited ("Pembroke"), Harrison Lovegrove & Co. Limited ("Harrison Lovegrove") and A Brain Co. Limited ("A Brain") on 5 October 2007, 3 December 2007 and 5 December 2007 respectively.

The underlying results of the Group exclude the results of the following:

Standard Chartered Bank (Pakistan) Limited, comprising the Standard Chartered Bank branches in Pakistan and Union; Hsinchu; the incremental stake in Permata; A Brain; Pembroke; and Harrison Lovegrove.

Operating Income and Profit

	2007 $million	2006 $million	Increase %
Net interest income	**6,265**	5,328	18
Fees and commissions income, net	**2,661**	1,881	41
Net trading income	**1,261**	920	37
Other operating income	**880**	491	79
	4,802	3,292	46
Operating income	**11,067**	8,620	28
Operating expenses	**(6,215)**	(4,796)	30
Operating profit before impairment losses and taxation	**4,852**	3,824	27
Impairment losses on loans and advances and other credit risk provisions	**(761)**	(629)	21
Other impairment	**(57)**	(15)	280
Profit/(loss) from associates	**1**	(2)	N/A
Profit before taxation	**4,035**	3,178	27

See page 13 for analysis of the underlying results.

The external environment remained generally favourable in the Group's key markets despite difficulties experienced in the financial markets in the second half of the year.

Operating income grew $2,447 million, or 28 per cent, to $11,067 million. On an underlying basis, operating income grew 23 per cent.

Wholesale Banking had an excellent year, with very strong income growth across all client segments and product categories. In Consumer Banking, strong income growth was achieved in Wealth Management and the SME segment.

The key markets of the Group continued to perform very well, with over 20 per cent income growth achieved in Hong Kong, Singapore and the MESA region. In Hong Kong, operating income exceeded $2 billion and operating profit exceeded $1 billion for the first time. In India and China, operating income grew 60 per cent to $1,308 million and 73 per cent to $498 million, respectively. However, operating conditions remained challenging in Korea, and in the UK, income was adversely impacted by the market turmoil in the second half of the year.

Net interest income was up $937 million, or 18 per cent, to $6,265 million. The increase in net interest income was predominantly from higher average balances and increased volumes from transaction banking and cash management services, together with the growth in current and savings accounts balances across the geographies. Net interest income from trade and lending revenues also grew, particularly in the MESA region. Underlying net interest income grew 12 per cent. Net interest margin was 2.5 per cent, in line with last year.

Non-interest income grew $1,510 million, or 46 per cent, to $4,802 million, with underlying growth of 41 per cent.

Net fees and commissions income increased by $780 million, or 41 per cent, to $2,661 million. On an underlying basis, net fees and commissions income grew 35 per cent. Robust economic growth in the Group's key markets, underpinned by good economic fundamentals and firmer domestic demand drove stock markets higher. Strong investor sentiment resulted in increased demand for investment products and services. As a consequence, sales of wealth management products such as unit trusts, insurance and structured investment products increased significantly. Custody and securities services benefited from higher volumes in the regional equity markets. Moreover, the Group achieved an increase in deal flows which drove fee income in syndications, corporate finance

and advisory. Trade finance commission income benefited from higher transaction volumes, and in transaction banking, payments and cash management services delivered strong performances, driven by the growth in commercial balances.

Net trading income increased $341 million, or 37 per cent, to $1,261 million. On an underlying basis, net trading income grew 32 per cent. A significant proportion of this growth was client driven, with particularly high growth in derivatives sales. Income from interest rates and foreign exchange derivatives sales grew 60 per cent as a result of an expansion in product capabilities, improved electronic channel functionality and a continued focus on cross-selling. Own account income was broadly unchanged, as gains in foreign exchange trading were offset by losses incurred on interest rate derivatives and debt securities trading, and a $155 million mark-to-market loss incurred on economic hedges on mortgages in Korea.

Other operating income increased $389 million, or 79 per cent, to $880 million. On an underlying basis, other operating income increased 78 per cent, benefiting from higher dividend income received on structured finance transactions, gains realised from the sale of private equity investments and the disposal of debt securities, and a gain of $107 million in relation to the shares received as a consequence of the restructuring of Visa. Also included in other operating income is a $109 million foreign exchange gain realised on the repatriation of Singapore branch capital. These gains were offset, in part, by a loss of $116 million on the exchange of capital notes invested in Whistlejacket Capital Limited ("Whistlejacket"), a structured investment vehicle sponsored by the Group and $87 million in relation to writedowns on asset backed securities. Other operating income also included $98 million (2006: $106 million) of recoveries in respect of assets that had been fair valued at acquisition in Korea.

Operating expenses increased $1,419 million, or 30 per cent, to $6,215 million. Underlying expenses grew 24 per cent. Expenses grew mainly due to the increase in staffing levels, particularly in sales staff, and higher performance related pay.

Staff costs increased 36 per cent, or $1,036 million, to $3,949 million. Other investments were directed at enhancing the product suite and extending branch networks in China, Hong Kong, India, Pakistan and Korea. The Standard Chartered Private Bank was launched in 11 locations across seven markets. Further expenditure was incurred to upgrade and expand office premises and to strengthen regulatory compliance and control systems.

Operating profit before impairment increased $1,028 million, or 27 per cent, to $4,852 million. On an underlying basis operating profit before impairment increased by 23 per cent.

The credit environment remained generally favourable during the period, notwithstanding the turbulent market conditions triggered by the sub-prime mortgage crisis in the US. Overall loan impairment charges increased by $132 million, or 21 per cent, to $761 million. The incremental impact from acquisitions of $171 million was offset by a $39 million reduction in the underlying loan impairment charges. In Taiwan, total net impairment charges fell $96 million to $159 million, with underlying impairment falling $199 million due to the improved consumer credit environment, partially offset by a $103 million increase in impairment charges due to the full year impact of the Hsinchu acquisition. In Pakistan, total impairment charges were $65 million higher at $94 million, in part due to the full year impact of Union acquisition and also as a result of the deteriorating credit environment caused by political uncertainties. In Thailand and India, higher impairment charges were incurred due to a wider deterioration in the unsecured and consumer lending environment.

Other impairment charges increased to $57 million, mainly due to $35 million impairment in asset backed securities ("ABS") and $17 million intangible asset impairment related to Whistlejacket.

Underlying Results

To facilitate effective review of the Group's results, the table below shows the underlying results.

	2007			2006		
	Acquisitions $million	**Underlying $million**	**As reported $million**	Acquisitions $million	Underlying $million	As reported $million
Net interest income	**521**	**5,744**	**6,265**	218	5,110	5,328
Fees and commissions income, net	**216**	**2,445**	**2,661**	75	1,806	1,881
Net trading income	**72**	**1,189**	**1,261**	21	899	920
Other operating income	**18**	**862**	**880**	8	483	491
	306	**4,496**	**4,802**	104	3,188	3,292
Operating income	**827**	**10,240**	**11,067**	322	8,298	8,620
Operating expenses	**(480)**	**(5,735)**	**(6,215)**	(170)	(4,626)	(4,796)
Operating profit before impairment losses and taxation	**347**	**4,505**	**4,852**	152	3,672	3,824
Impairment losses on loans and advances and other credit risk provisions	**(208)**	**(553)**	**(761)**	(37)	(592)	(629)
Other impairment	**–**	**(57)**	**(57)**	–	(15)	(15)
Profit/(loss) from associates	**–**	**1**	**1**	–	(2)	(2)
Profit before taxation	**139**	**3,896**	**4,035**	115	3,063	3,178

The effect of the acquisitions on the geographic results is shown below:

	2007			2006		
Middle East and Other S Asia	**Acquisitions $million**	**Underlying $million**	**As reported $million**	Acquisitions $million	Underlying $million	As reported $million
Operating income	**361**	**1,067**	**1,428**	226	844	1,070
Operating expenses	**(189)**	**(505)**	**(694)**	(113)	(401)	(514)
Loan impairment	**(94)**	**(49)**	**(143)**	(29)	(24)	(53)
Profit before taxation	**78**	**513**	**591**	84	419	503

Other Asia Pacific	2007 Acquisitions $million	2007 Underlying $million	2007 As reported $million	2006 Acquisitions $million	2006 Underlying $million	2006 As reported $million
Operating income	**459**	**1,642**	**2,101**	96	1,288	1,384
Operating expenses	**(286)**	**(927)**	**(1,213)**	(57)	(728)	(785)
Loan impairment	**(114)**	**(204)**	**(318)**	(8)	(376)	(384)
Other impairment	**–**	**–**	**–**	–	(3)	(3)
Profit/(loss) from associates	**–**	**2**	**2**	–	(4)	(4)
Profit before taxation	**59**	**513**	**572**	31	177	208

The acquisition of Pembroke and Harrison Lovegrove are included within the 'Americas, UK & Europe' segment. The acquisition of A Brain is included with the 'Korea' segment. Additional disclosures of the effect of these acquisitions for these segments have not been made as the impact is not significant.

Consumer Banking

The following tables provide an analysis of operating profit by geographic segment for Consumer Banking:

	2007				
	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Operating income	1,188	471	274	1,142	1,167
Operating expenses	(478)	(191)	(116)	(907)	(760)
Loan impairment	(53)	(15)	(41)	(96)	(308)
Operating profit	657	265	117	139	99

	2007					
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Europe $million	Underlying $million	Consumer Banking Total $million
Operating income	408	751	310	95	5,125	5,806
Operating expenses	(268)	(395)	(224)	(54)	(3,003)	(3,393)
Loan impairment	(77)	(129)	(17)	–	(544)	(736)
Operating profit	63	227	69	41	1,578	1,677

	2006				
	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Operating income	1,019	367	221	1,146	729
Operating expenses	(428)	(142)	(101)	(799)	(445)
Loan impairment	(53)	(36)	(36)	(88)	(390)
Operating profit/(loss)	538	189	84	259	(106)

	2006					
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Europe $million	Underlying $million	Consumer Banking Total $million
Operating income	323	545	257	77	4,454	4,684
Operating expenses	(201)	(280)	(194)	(51)	(2,508)	(2,641)
Loan impairment	(46)	(61)	(12)	1	(686)	(721)
Operating profit/(loss)	76	204	51	27	1,260	1,322

An analysis of Consumer Banking income by product is set out below:

Operating income by product	2007 $million	2006 $million
Cards, Personal Loans and Unsecured Lending	2,089	1,799
Wealth Management and Deposits	2,621	1,938
Mortgages and Auto Finance	906	780
Other	190	167
Total operating income	5,806	4,684

Consumer Banking's operating income increased by $1,122 million, or 24 per cent, to $5,806 million. Net interest income grew $649 million, or 18 per cent, to $4,194 million while non-interest income grew $475 million, or 39 per cent, to $1,689 million. Underlying income was up $671 million, or 15 per cent.

In Hong Kong, income growth gained momentum with 17 per cent growth compared with four per cent last year. Elsewhere, income grew strongly in Singapore, Malaysia, the UAE and India. In Korea, operating income was flat year on year.

Operating expenses grew $752 million, or 28 per cent, to $3,393 million. Underlying expenses were up $495 million, or 20 per cent. Significant investments were made in China, Hong Kong, Korea, Singapore and India. Investments were made to expand the sales force, with more than 4,000 branch sales consultants, customer relationship managers and direct sales agents recruited in the year. Over 70 new branches were opened and over 600 new ATMs installed or upgraded. The Standard Chartered Private Bank was launched in seven markets and 11 locations and the business in China was incorporated and approvals to conduct additional Renminbi businesses granted, providing further opportunities to grow the franchise.

Loan impairment increased marginally to $736 million. The loan impairment charge in the Taiwan branch decreased by $199 million as the credit environment continued to improve. In Pakistan, loan impairment was higher due to the full year impact of Union and political uncertainties which disrupted collection activities. In Thailand, higher loss rates were experienced due to a wider deterioration in the unsecured loan portfolio. Underlying loan impairment charges fell 21 per cent, or $142 million, to $544 million.

Operating profit improved $355 million, or 27 per cent, to $1,677 million. Underlying operating profits grew $318 million or 25 per cent, to $1,578 million.

In Hong Kong, income grew $169 million, or 17 per cent, to $1,188 million. Expenses rose $50 million, or 12 per cent. Higher average customer balances in current and savings accounts, and fixed deposits, complemented by improved spreads in current and savings accounts, contributed to the increase in net interest income. Net interest income in mortgages declined as higher new mortgage sales and average balances outstanding were more than offset by intense competition and rising funding costs which adversely affected net interest margins. Net interest income from credit cards, personal loans and other lending were largely unchanged. Higher average loan balances increased personal lending income while lower average balances and rollover rates reduced credit cards income. Against the backdrop of buoyant investor sentiment and ample liquidity, fee income grew significantly as a result of higher unit trust sales, higher insurance premiums and new structured investment products sold. Additional investments were made to expand the sales force, launch the private banking business, open five new branches and relocate and upgrade several other branches. Continued advertising expenditure and direct marketing campaigns were undertaken to support the increased sales initiatives during the period. Operating profit was up 22 per cent to $657 million.

In Singapore, income was up 28 per cent to $471 million. Net interest income from mortgages increased as a result of significantly higher new mortgage sales and average balances outstanding, against the backdrop of a vibrant domestic property market. Income also grew in credit cards and personal loans and the SME segment. Net interest income from deposit products was lower as the growth in average current and savings accounts balances was offset by a reduction in margins. Higher investment services fees from unit trust sales, structured investment products and foreign exchange services contributed to strong non-interest income growth. Expenses grew $49 million, or 35 per cent, to $191 million. Investments were made to expand the sales force, particularly in the SME segment and in private banking. Two new priority banking centres were opened and a customer service centre upgraded. Loan impairment fell 58 per cent to $15 million, as provisions were reduced in line with improved credit experience. Operating profit increased $76 million, or 40 per cent to $265 million.

In Malaysia, income increased $53 million, or 24 per cent, to $274 million. Operating profit was up by 39 per cent to $117 million. Improved rollover rates in credit cards and increased personal lending volumes, coupled with higher average credit card balances drove net interest income growth. Higher average balances of current and savings accounts compensated for the slight deterioration in savings accounts margin. Income from mortgages grew 11 per cent through tight margin management and anti-attrition efforts despite the stiff competition. Non-interest income was higher, driven by fees from unit trust and insurance sales. Operating expenses increased $15 million, or 15 per cent, to $116 million as investments were made to launch a new flagship branch and seven SME centres during the year, as well as increased personnel costs due to higher headcount and salary adjustments.

In Korea, operating income was marginally lower at $1,142 million. Net interest income grew as income from current and savings accounts increased due to margin improvements, partly offset by lower average balances. Fixed deposit balances reduced during the period as changes to regulations enabled the use of lower cost alternative funding sources to meet statutory liquidity requirements. Strong income growth was achieved in commercial lending to the SME segment with income increasing 42 per cent. Credit cards and personal loan income grew nine per cent, whilst income from mortgages was seven per cent lower due to lower average mortgages outstanding and margin deterioration. While fee income from unit trust, investment and insurance products grew, total non-interest income fell as there were additional charges incurred in relation to dormant accounts and on economic hedges of the mortgage portfolios due to accounting asymmetry, partially offset by a release of $67 million (2006: $55 million) fair value provisions due to further recoveries made. After adjusting for these items, the operating income growth would have been 10 per cent for the year. Expenses grew $108 million, or 14 per cent, to $907 million, with significant investments in distribution channels, over 100 new relationship managers recruited, four additional new branches opened, two branches relocated and 23 priority banking branches upgraded. Loan impairment was $8 million higher at $96 million. Operating profit fell $120 million, or 46 per cent, to $139 million.

In Other Asia Pacific, income grew $438 million, or 60 per cent, to $1,167 million. Expenses grew $315 million, or 71 per cent, to $760 million.

Consumer Banking continued

Operating profit for the year was $99 million. Underlying income grew $94 million, or 15 per cent, to $742 million. Underlying expenses of the region grew $115 million, or 29 per cent. Loan impairment for the region was $82 million lower, at $308 million. Underlying loan impairment fell by $185 million primarily due to the improved credit environment in Taiwan, and lower impairment in the Philippines and by Indonesia. Loan impairment in Thailand, however, increased by $18 million as a result of a wider credit deterioration in the unsecured lending portfolio.

In China, operating income grew 95 per cent, with net interest income growth driven by increased trade and lending volumes, supplemented by a significant increase in income from structured deposits and higher average current and savings accounts balances. Over $60 million of investments were made to customise retail banking products and services, to extend branches and ATM distribution infrastructure, and to increase sales, marketing and support staff. This high level of investment expenditure resulted in an operating loss for the year. In Taiwan, operating income grew by $301 million to $484 million reflecting the full year impact of the Hsinchu acquisition.

In India, income increased $85 million, or 26 per cent, to $408 million while operating expenses increased $67 million, or 33 per cent, to $268 million. Significantly higher average balances and improved margins on current and savings accounts contributed to a 28 per cent increase in overall net interest income. Investment in people, premises and private banking increased expenses. Other significant costs included investments in branches, service centre centralisation, ATMs and technology. Loan impairment increased $31 million, due to a wider deterioration in the unsecured consumer lending environment and increased portfolio impairment provision in unsecured lending and credit cards as the portfolio size increased. Operating profit fell $13 million, to $63 million.

Operating income in the MESA region increased by $206 million, or 38 per cent, to $751 million. Underlying income grew $99 million or 15 per cent. In the UAE, income grew 32 per cent to $302 million. Net interest income increased driven by higher average balances in current and savings accounts. Investment services and insurance continued to drive non-interest income growth. Significant growth in trade finance, business instalment loans and cash management and treasury services resulted in the doubling of operating income from the SME segment. Income in Pakistan grew 72 per cent to $256 million reflecting the full year impact of the Union acquisition. Expenses in the MESA region grew by $115 million, or 41 per cent to $395 million. Underlying expenses grew $58 million, or 29 per cent. Investments were targeted at improving premises infrastructure, expanding distribution channels and increasing the sales force. Additional expenses were also incurred for the integration of the Union acquisition.

Loan impairment increased $68 million to $129 million, reflecting higher impairment in Pakistan due to increased political uncertainties, and in the UAE, in relation to the credit cards and unsecured lending portfolios. Operating profit increased $23 million to $227 million for the region.

In Africa, operating profit grew $18 million, or 35 per cent to $69 million. Income grew 21 per cent, as higher volumes and improvements in margins drove deposit net interest income. Income from the SME segment improved as product capability was significantly upgraded to capture the increasing trade finance opportunities.

The Americas, UK & Europe saw an increase in operating profit of $14 million to $41 million. Income grew $18 million, or 23 per cent, to $95 million driven primarily by higher average deposit balances. Operating costs increased as additional expenses were incurred to launch the private banking business and additional recruitment of sales staff.

Product performance

Credit Cards, Personal Loans and Unsecured Lending grew operating income by $290 million, or 16 per cent, to $2,089 million. Underlying income grew nine per cent. This included a $107 million gain in relation to the shares received from the restructuring of Visa, with approximately three quarters of this gain recorded in Hong Kong and Singapore. Asset growth was controlled with stricter credit underwriting and approval policies to ensure the balance between good growth and credit quality was maintained.

Wealth Management and Deposits grew operating income by $683 million, or 35 per cent, to $2,621 million. Underlying income grew 18 per cent. The continued investment in the development of products and their wider distribution to more markets significantly enhanced the client proposition. Sales volumes of investment products increased over 50 per cent, driving a 38 per cent increase in non-interest income. Net interest income grew due to higher customer balances, with current and savings accounts now representing almost half of the deposit base.

Mortgages and Auto Finance income grew by $126 million, or 16 per cent, to $906 million. Underlying income grew three per cent. Mortgage balances outstanding were broadly unchanged, reflecting competitive pressures in a number of key markets.

Wholesale Banking

The following tables provide an analysis of operating profit by geographic segment for Wholesale Banking:

					2007
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Operating income	870	421	184	418	933
Operating expenses	(347)	(239)	(69)	(239)	(445)
Loan impairment	3	(1)	3	2	(10)
Other impairment	–	–	–	–	–
Operating profit/(loss)	526	181	118	181	478

		2007
Middle East	Americas	

	India $million	& Other S Asia $million	Africa $million	UK & Europe $million	Underlying $million	Wholesale Banking Total $million
Operating income	**899**	**676**	**485**	**357**	**5,097**	**5,243**
Operating expenses	**(260)**	**(299)**	**(244)**	**(672)**	**(2,724)**	**(2,814)**
Loan impairment	**(13)**	**(14)**	**(10)**	**15**	**(9)**	**(25)**
Other impairment	**–**	**–**	**(2)**	**(55)**	**(57)**	**(57)**
Operating profit/(loss)	**626**	**363**	**229**	**(355)**	**2,307**	**2,347**

	2006				
	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Operating income	596	255	150	380	655
Operating expenses	(292)	(152)	(63)	(173)	(336)
Loan impairment	46	(3)	7	(8)	6
Other impairment	–	–	–	–	(3)
Operating profit	350	100	94	199	322

	2006					
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Europe $million	Underlying $million	Wholesale Banking Total $million
Operating income	494	525	383	485	3,831	3,923
Operating expenses	(174)	(234)	(219)	(508)	(2,114)	(2,151)
Loan impairment	7	8	(14)	43	94	92
Other impairment	–	–	(9)	(3)	(15)	(15)
Operating profit	327	299	141	17	1,796	1,849

An analysis of Wholesale Banking income by product is set out below:

Operating income by product	2007 $million	2006 $million
Trade and Lending	**1,236**	1,006
Global Markets*	**2,673**	1,895
Cash Management and Custody	**1,334**	1,022
Total operating income	**5,243**	3,923

* Global Markets comprises the following businesses: foreign exchange and derivatives, private equity, debt capital markets, corporate finance and asset and liability management ("ALM").

Wholesale Banking had a very strong year with significantly higher business volumes and income momentum. The key markets of the Group remained resilient in the midst of financial market turbulence. The investments made in a number of businesses and products have driven growth across key geographies.

Operating income grew $1,320 million, or 34 per cent, to $5,243 million. Net interest income was up 16 percent to $2,148 million while non-interest income increased 50 per cent to $3,095 million. Operating profit increased $498 million, or 27 per cent, to $2,347 million. On an underlying basis, operating income grew 33 per cent.

Client revenues grew 37 per cent. Client income represented approximately four fifths of total income and remained the key driver of growth. The focus on nurturing key client relationships, attracting new clients, improving product cross-sell and investing in higher-value and strategic products has resulted in a broad based income momentum across all client segments.

Operating expenses grew $663 million, or 31 per cent, to $2,814 million. Underlying expenses grew 29 per cent. A large proportion of the cost growth was due to increased performance related pay and personnel costs. Further investments were targeted to expand product capabilities, such as in equity derivatives and in electronic foreign exchange dealing channels, and to broaden principal finance coverage to include the Middle East and Africa. Investments were also made to improve operational efficiencies and service levels, for example, investment in a new documentary trade system which enables straight through processing as well as expenditure to strengthen the compliance and control systems.

The benign credit environment persisted through most of the year with the recent turmoil in the credit markets having limited impact on the results for the year. Low specific provisions reflected strong risk management discipline and portfolio quality. Loan impairment recoveries were significantly lower, resulting in a net loan impairment charge of $25 million for the year. However, other impairment charges increased to $57 million mainly due to impairment in asset backed securities of $35 million, and $17 million intangible asset impairment relating to Whistlejacket.

Wholesale Banking continued

In Hong Kong, income grew $274 million, or 46 per cent, to $870 million. Operating profit grew 50 per cent to $526 million. Higher

average client account balances resulting, in part, from strong equity market activities, drove overall net interest income up by $70 million. Higher foreign exchange, options and other derivatives sales contributed significantly to non-interest income growth, with improved trading performance driving own account income. Increased volumes in securities services and higher average assets under management drove custodial services fees higher. In addition, there was strong growth in fees earned from corporate finance and structured finance transactions during the year. Expenses grew $55 million, or 19 per cent, to $347 million with this increase primarily directed towards building the sales force, improving sales and performance incentives and enhancing product capabilities.

Income in Singapore grew $166 million, or 65 per cent, to $421 million. Operating profit grew $81 million, or 81 per cent, to $181 million. Significant contributions from loan syndications, structured finance transactions and private equity gains added over $100 million to overall income growth. Revenues were also higher from foreign exchange and interest rate derivative sales. Own account income was flat with higher ALM income offset by lower trading income in interest rate and foreign exchange derivatives. Expenses grew $87 million, or 57 per cent, to $239 million reflecting increased recruitment, higher salary and performance related incentives and continued investments in product capabilities.

In Malaysia, income increased $34 million, or 23 per cent, to $184 million. Expenses grew $6 million, or 10 per cent, to $69 million. Operating profit increased by 26 per cent to $118 million. Higher average balances contributed to net interest income growth while the growth in non-interest income was principally due to higher fees from syndications, debt financing and corporate advisory. Custody and securities services benefited from higher stock market activities. Income from foreign exchange and derivatives sales grew strongly but this was partly offset by losses incurred on own account trading.

Income in Korea increased $38 million, or 10 per cent, to $418 million. Net interest income increased 11 per cent, as higher average balances drove interest income growth. Trade and lending revenues were broadly unchanged. Non-interest income increased as a result of higher income from foreign exchange and derivatives sales and private equity gains, offset by interest rate derivatives trading losses. During the period, there were $32 million (2006: $51 million) of recoveries on assets that had been fair valued at acquisition, offset by the loss arising from economic hedges due to accounting asymmetry. Excluding these items, operating income growth would have been 31 per cent. Expenses grew $66 million, or 38 per cent, to $239 million. Operating profit for the year was $181 million.

Other Asia Pacific region delivered strong income growth of $278 million, or 42 per cent, to $933 million, with expenses rising 32 per cent, to $445 million. Operating profit grew $156 million, or 48 per cent, to $478 million. Underlying income grew $259 million, or 40 per cent, to $899 million. Underlying profit was up 54 per cent.

In China, operating income grew 67 per cent to $379 million and operating profit increased $98 million to $215 million. Interest income from cash management was significantly higher, as average deposit balances grew over 50 per cent. Higher utilisation of trade facilities more than compensated for regulatory restrictions which affected lending revenues. Custody and securities services income grew as the number of settled trades and assets under custody increased. Fee income from debt financing and syndications were higher and there were gains realised from a private equity investment.

In Indonesia, Thailand and the Philippines, there was strong income growth, up 33 per cent to $345 million, on the back of strong foreign exchange and derivatives sales.

In India, income grew $405 million, or 82 per cent, to $899 million. Operating profit increased 91 per cent to $626 million. A buoyant domestic economy drove capital market activities and improved investor sentiment. Assets under administration and settlement volumes increased significantly amidst a booming equity market. Higher average customer balances and improved liability margins drove interest income higher. In addition, income grew from increased lending to the commercial real estate sector, several large acquisition finance transactions, and higher trade financing volumes. Fee income growth was generated from corporate finance and advisory, debt capital markets, structured finance transactions and private equity gains. Own account trading income increased with good performance in fixed income and foreign exchange trading. Expenses increased by $86 million, or 49 per cent, to $260 million, with increased hiring of product specialists and sales staff, increased performance related incentives, premises improvements and systems infrastructure expenditure.

Operating income in the MESA region rose $151 million, or 29 per cent, to $676 million. Operating profit grew $64 million, or 21 per cent, to $363 million. Income growth was broad based across the region with most countries generating high growth in operating income and profit. In the UAE, income grew 24 per cent to $261 million. Client revenues grew across most products, notably in cash management and transaction banking, interest rate and foreign exchange derivatives sales, reflecting the benefits of investment in adding product capability and range in recent years. However, own account income was lower due to losses incurred in interest rate derivatives trading. In Bahrain and Qatar, the combined operating income was up over 51 per cent, to $145 million. In Pakistan, income grew 36 per cent, to $105 million, reflecting good underlying growth as well as the full year impact of the Union acquisition. Expenses in the region grew $65 million, or 28 per cent, to $299 million due to higher recruitment levels, premises and infrastructure costs as well as acquisition integration costs.

In Africa, income grew $102 million, or 27 per cent, to $485 million. In Nigeria, income was up 60 per cent to $115 million. In Tanzania, Kenya and Uganda, the combined income grew $36 million, or 34 per cent, to $141 million. Operating income was driven by growth in transaction banking revenues, with average wholesale deposit balances increasing significantly, offsetting a small decline in margins. Higher fees were earned on corporate advisory and debt financing transactions.

Wholesale Banking continued

Expenses increased 11 per cent to $244 million. Operating profit increased $88 million, or 62 per cent,, to $229 million.

Operating income in the Americas, UK & Europe decreased by $128 million, or 26 per cent, to $357 million. Expenses grew by $164 million, or 32 per cent, to $672 million. Operating loss for the period was $355 million.

In the Americas, income was up 33 per cent, or $71 million, to $289 million as revenues grew strongly in foreign exchange and derivatives sales, trade and cash management, as well as achieving higher corporate finance and ALM income. Operating expenses were up 15 per cent, or $28 million, to $212 million. Operating profit in the Americas was $86 million, or 72 per cent higher than last year.

In the UK & Europe, income fell $199 million, to $68 million. Growth in client revenues was strong, particularly in foreign exchange and derivatives sales, trade finance and cash management. However this was offset by a loss of $116 million incurred on the exchange of capital notes held in Whistlejacket, and $131 million writedowns and trading losses in asset backed securities in turbulent market conditions during the second half of the year. Operating expenses were up $136 million, to $460 million, reflecting continued investment in product development, new business initiatives and higher salary costs, mainly performance related pay. Other impairment charges increased, due to a $17 million intangible asset impairment related to Whistlejacket, and $35 million impairment in asset backed securities held.

Product Performance

Trade and Lending income increased 23 per cent to $1,236 million, with underlying income growing 19 per cent. Trade income grew as volumes increased, driven in part by supply-chain financing and receivables services, partially offsetting the impact of tightening margins. While higher loan origination activities grew lending assets, this was offset by active loan sales and structured credit transactions to optimise capital deployment. Lending income was up 19 per cent.

Global Markets' income grew 41 per cent to $2,673 million. Client revenues grew significantly on the back of improved product cross-selling efforts and higher client penetration. Derivatives and foreign exchange sales grew income by 60 per cent. Client income grew over 70 per cent in the debt capital markets and corporate finance units on the back of strong loan syndication and bond issuance volumes combined with the completion of several landmark cross-border corporate advisory and project finance transactions. Private equity investments have delivered high return on investments, with a number of realisations during the period. However, own account income was affected by losses due to writedowns and trading losses in asset backed securities of $131 million and a $116 million loss incurred on the exchange of capital notes held in Whistlejacket.

Cash Management and Custody income was up 31 per cent at $1,334 million. Underlying income grew 26 per cent, as higher transaction volumes drove fee income growth, and higher cash balances increased net interest income. Securities assets under administration grew significantly as higher transaction volumes drove increased income in securities services.

STANDARD CHARTERED PLC - RISK REVIEW

Risk Management Review

The credit environment in the majority of the Group's core markets remained generally benign throughout 2007, notwithstanding the turbulent market conditions in some western markets in the second half of the year triggered by the sub-prime mortgage crisis in the United States. The Group's strategy to pursue growth in Asia, Africa and the Middle East has resulted in no direct exposure to US sub-prime mortgages and extremely limited indirect exposure.

The Group's liquidity remains strong and is being used to strengthen relationships with key clients and to continue to support growth opportunities.

Market risk is tightly controlled using Value at Risk ("VaR") methodologies complemented by stress testing. VaR increased in 2007 as a consequence of increased volatility and growth in the financial markets business of the Wholesale Bank.

The Wholesale Banking portfolio remains robust with new provisions continuing at a low level. The absolute level of recoveries in 2007 was lower than in recent years due to a lower stock of problem accounts after several years of benign credit conditions, and good progress in management of these accounts. Forward credit portfolio quality indicators remain stable. The Wholesale Banking asset backed securities portfolio includes mortgage backed securities and collateralised debt obligations. This portfolio, representing around two per cent of assets, has been affected by the market dislocation but has had limited impact on the Group's performance. The asset backed securities portfolio continues to be closely monitored and proactively managed.

In 2007, the Consumer Banking credit portfolio performance continued to be driven primarily by country specific factors. Total net loan impairment as a percentage of loans and advances improved marginally year-on-year and gross non-performing loans were significantly lower than at last year end. There was a material improvement in Taiwan's loan impairment as compared to 2006 due to a more favourable consumer credit climate. The Consumer Banking portfolios in Singapore also performed particularly well in terms of delinquency and impairment. Economic conditions, in part resulting from political instability, led to a deterioration in credit quality in Pakistan and Thailand in 2007.

Good progress is being made on the integration of risk controls and processes into the two acquisitions, Union in Pakistan and Hsinchu in Taiwan.

The requirements of Basel II are broadly consistent with our established approaches to risk measurement: the Group strongly supports the principle of a more risk sensitive approach to capital adequacy, facilitated by the Basel II framework. Accordingly, we are pleased to have received from the Financial Services Authority ("FSA") in the United Kingdom approval to use the Advanced Internal Ratings Based approaches for the calculation of credit risk capital, covering the vast majority of our assets globally. We have also received a similar approval from the Hong Kong Monetary Authority in respect of our business there. Management is working closely with other regulators to ensure that the Group is well placed to benefit from the local rollout of Basel II.

Risk Governance

Through its risk management framework the Group seeks to efficiently manage credit, market, country and liquidity risk, which arise directly through the Group's commercial activities, as well as operational, regulatory and reputational risks which arise as a normal consequence of any business undertaking.

As part of this framework, the Group uses a set of principles that describe the risk management culture the Group wishes to sustain. All risk decisions and risk management activity should be in line with, and in the spirit of, the risk principles of the Group. The principles of risk management followed by the Group include:

- Balancing risk and reward: risk is taken in support of the requirements of the Group's stakeholders, in line with the Group's strategy and within its risk appetite;
- Responsibility: given the Group is in the business of taking risk, it is everyone's responsibility to seek to ensure that risk taking is both disciplined and focused. The Group takes account of its social, environmental and ethical responsibilities in taking risk to produce a return;
- Accountability: risk is taken only within agreed authorities and where there is appropriate infrastructure and resource. All risk taking must be transparent, controlled and reported;
- Anticipation: the Group looks to anticipate future risks and seeks to ensure awareness of all risks;
- Competitive advantage: the Group seeks competitive advantage through efficient and effective risk management and control.

Ultimate responsibility for the effective management of risk rests with the Board of Standard Chartered PLC. Acting within an authority delegated by the Board, the Audit and Risk Committee ("ARC"), whose members are all Non-Executive Directors of the Company, reviews specific risk areas and monitors the activities of the Group Risk Committee ("GRC") and the Group Asset and Liability Committee ("GALCO").

The Board's remit for management of credit risk, country risk, market risk, operational risk, regulatory risk and reputational risk is delegated to GRC.

All the Group Executive Directors ("GEDs") of Standard Chartered PLC, members of the Standard Chartered Bank Court and the Group Chief Risk Officer are members of the GRC. This committee is chaired by the Group Chief Risk Officer.

GALCO, through authority delegated by the Board, is responsible for the maintenance of capital ratios and the establishment of, and compliance with, policies relating to balance sheet management including management of the Group's liquidity, capital adequacy and structural foreign exchange rate risk.

GALCO membership consists of all the GEDs of Standard Chartered PLC and members of Standard Chartered Bank Court. The committee is chaired by the Group Finance Director.

The committee governance structure seeks to ensure that risk management standards and policies are cascaded down through the organisation from the Board through the GRC and the GALCO to functional, regional and country level committees. Information is communicated through the country, regional and functional committees to the Group level committees, which seeks to ensure that key risk issues are addressed at the appropriate level and to provide assurance that standards and policies are being followed.

The Group Executive Director with responsibility for Risk ("GED Risk") and the Group Chief Risk Officer manage a Risk function which is independent of the origination and sales functions of the businesses. The Risk function performs the following core activities:

- Informs and challenges business strategy, material discussions and processes to encourage rigour, quality, optimisation and transparency in relation to risk efficiency;
- Independently controls the risk management processes which seeks to ensure discipline and consistency with risk standards, policy and risk appetite;
- Advises on risk management frameworks, the structuring of products and transactions, and on the assessment and measurement of risk;
- Facilitates and manages risk processes which seeks to ensure operational efficiency, effectiveness and best practice;
- Communicates with stakeholders to demonstrate compliance with requirements in relation to risk management;

Individual GEDs and members of the Standard Chartered Bank Court are accountable for risk management in their businesses and support functions, and for countries where they have governance responsibilities. This includes:

- implementing the policies and standards as agreed by the GRC across all business activities;
- managing risk in line with appetite levels agreed by the GRC; and
- developing and maintaining appropriate risk management infrastructure and systems to facilitate compliance with risk policies.

The Group's Risk Management Framework ("RMF") identifies the risk types, each of which is managed by a designated Risk Type Owner ("RTO"). The RTOs, who are all approved persons under the FSA regulatory framework, have responsibility for establishing minimum standards and governance and for implementing governance and assurance processes. The RTOs report up through specialist risk committees to the GRC or GALCO.

The GED Risk and the Group Chief Risk Officer, together with Director, People, Property and Assurance and Group Internal Audit, provide assurance, independent from the businesses, that risk is being measured and managed in accordance with the Group's standards and policies.

Risk Appetite

Risk appetite is an expression of the amount of risk the Group is prepared to take to achieve its strategic objectives. The Group's risk appetite defines the acceptable level of earnings volatility. Recognising a range of outcomes as business plans are implemented, risk appetite reflects the Group's capacity to sustain potential losses at varying levels of probability, based on available capital

resources.

The Group has defined its risk appetite in the context of three key criteria: the overall capacity to take risk; balancing the expectations of all key stakeholders; and support for the Group's credit rating.

The Group uses a range of quantitative risk indicators including capital ratios, profitability, return on equity, portfolio credit risk profile and market risk VaR, through which senior management monitor the Group's risk profile. In addition to financial measures of risk, the Group also controls risk through concentration caps and underwriting policies. Measures vary by country, business and product area.

The annual business planning and regular performance management processes aim to ensure the expression of risk appetite remains appropriate.

Stress Testing

Stress testing and scenario analysis are used to assess the financial and management capability of the Group to continue operating effectively under extreme but plausible trading conditions. Such conditions may arise from economic, legal, political, environmental, and social factors.

Stress testing and scenario analysis help to inform management with respect to:

- the identification of potential future risks;
- the setting of the Group's risk appetite;
- the nature and dynamics of the risk profile;
- the robustness of risk management systems and controls;
- the adequacy of contingency planning; and
- the effectiveness of risk mitigants.

The stress testing framework has been implemented to meet the following requirements:

- enable the Group to set and monitor its risk appetite;
- identify key risks to the Group's strategy, financial position, and reputation;
- assess the impact on the Group's profitability and business plans;
- seek to ensure effective governance, processes and systems are in place to co-ordinate and integrate stress testing;
- inform senior management; and
- satisfy regulatory requirements.

The stress testing forum is led by the Risk function with participation from the businesses, Finance and Group Treasury. Its primary objective is to seek to ensure the Group understands the earnings volatility and capital implications of given stress scenarios. A key responsibility of the stress testing forum is to generate and consider pertinent and plausible scenarios that have the potential to adversely affect the Group.

Stress Testing continued

In view of recent market turbulence, stress testing activity has been intensified at country, business and Group levels, with specific focus on certain asset classes, client segments and the potential impact of macro economic factors. Stress tests have taken into consideration possible future scenarios that could arise as a result of prevailing market conditions. The stress tests provide the Group with an understanding of the way in which its portfolios may react to stress events and the management actions that would need to be taken if these scenarios unfold. The results confirm that the Group's geographic and business diversity reduce the impact at a Group level with no material vulnerabilities in the short-term in the Group's overall portfolio.

Credit Risk

Credit Risk Management

Credit risk is the risk that a counterparty to a financial instrument will cause a financial loss for the Group by failing to discharge an obligation.

Credit exposures include both individual borrowers and groups of connected counterparties, and portfolios in the banking and trading books.

The Group Chief Credit Officer ("GCCO") is the RTO for credit risk. The standards and Groupwide credit policies recommended by the GCCO are considered and approved by the GRC, which also oversees the delegation of credit authorities.

Policies and procedures that are specific to each business are established by both Consumer and Wholesale Banking. These are consistent with the Group-wide credit policies, but are adapted to reflect the different risk environments and portfolio characteristics. There are Chief Risk Officers for both the Consumer and Wholesale Banking businesses, who have their primary reporting line into the Group Chief Risk Officer. This ensures the independence of the Risk function from the origination and sales functions.

Risk Mitigation

Collateral types which are eligible for risk mitigation include: cash; residential, commercial and industrial property; fixed assets such as motor vehicles, aircraft, plant and machinery; marketable securities; commodities; bank guarantees and letters of credit. The Group also enters into collateralised reverse repurchase agreements. Risk mitigation policies control the approval of collateral types.

Collateral is valued in accordance with the Group's risk mitigation policy, which prescribes the frequency of valuation for different collateral types. The valuation frequency is driven by the level of price volatility of each type of collateral.

Collateral held against impaired loans is maintained at fair value. The valuation of collateral is monitored regularly and is back-tested at least annually.

Concentration Risk

Credit concentration risk in the Wholesale Banking portfolio is managed through the Credit Issues Forum, which is chaired by the Wholesale Bank Chief Risk Officer and comprises members of senior management from the Risk function and the business. Various concentration dimensions are assessed including industry sector, geographic spread, credit rating, customer segment and exposure to single counterparties or groups of related counterparties.

Credit concentration risk in Consumer Banking is managed within exposure limits set for each product segment in each country. These limits are reviewed at least annually and are approved by the responsible business and risk officer in accordance with their delegated authority level.

Derivatives

The credit risk arising from derivatives is managed as part of the overall lending limits to banks and customers. The amount of credit risk is the current positive fair value of the underlying contract together with potential exposures from future market movements. The Group further limits its exposure to credit losses in the event of default by entering into master netting agreements with certain market counterparties. As required by IAS 32, exposures are not presented net in the financial statements as in the ordinary course of business they are not intended to be settled net.

Where appropriate, derivatives are used to reduce credit risks in the portfolio. Due to their potential impact on income volatility, derivatives are only used in a controlled manner and within a pre-defined volatility expectation.

Securities

Within Wholesale Banking, the Underwriting Committee approves the portfolio limits and parameters by business units for the underwriting and purchase of all pre-defined securities assets to be held for sale. The Underwriting Committee is established under the authority of the GRC. The business operates within set limits, which include country, single issuer, holding period and credit grade limits. The Underwriting Committee approves underwriting applications. Day to day credit risk management activities are carried out by Markets & Institution Risk Management ("MIRM") whose activities include oversight and approval of temporary excesses within the levels as delegated by the Underwriting Committee. Issuer risk monitoring is performed by Group Market Risk, whilst the counterparty re-settlement and settlement risk arising on the sale and purchase of securities is monitored by MIRM. The price risk in respect of these assets is controlled by the Market Risk function.

Wholesale Banking Credit Risk

Credit risk is managed through a framework which sets out policies and procedures covering the measurement and management of credit risk. There is a clear segregation of duties between transaction originators and the approvers in the Risk function.

An alphanumeric grading system is used for quantifying the risk associated with a counterparty. The grading is based on a probability of default measure, with customers analysed against a range of quantitative and qualitative measures. The numeric grades run from 1 to 14. Counterparties with lower credit grades are assessed as being less likely to default. An A to C scale is assigned to the original numeric rating scale, to enable more granular mapping of the probability of default, which results in more refined risk assessment, risk control and pricing. A counterparty with an A suffix has a lower probability of default than a counterparty with a C suffix. Credit grades 1A to credit grade 12C are assigned to performing customers while credit grades 13 and 14 are assigned to non-performing (or defaulted) customers.

There is no direct relationship between the Group's internal credit grades and those used by external rating agencies. The Group's credit grades are not intended to replicate external credit grades, although as the factors used to grade a borrower are often similar, a borrower rated poorly by an external rating agency is typically rated in the lower rank of the Group's internal credit grades.

Credit Risk Management continued

In addition to nominal aggregate exposure, expected loss is used in the assessment of individual exposures and for portfolio analysis.

Expected loss is the long-run average credit loss across a range of typical economic conditions. It is used in the delegation of credit approval authority and must be calculated for every transaction to determine the appropriate level of approval. Significant exposures are reviewed and approved centrally through a Group or regional level credit committee. These committees derive their authority from GRC.

To assist risk officers in monitoring the portfolio, various internal risk management reports are available on a regular basis, providing individual counterparty, counterparty group and portfolio exposure information, credit grade migration information, the status of accounts showing signs of weakness or financial deterioration and updates on credit markets. Internal Ratings Based ("IRB") portfolio metrics are widely used.

Consumer Banking Credit Risk

Credit risk in Consumer Banking is also managed through a framework of policies and procedures. Credit origination uses standard application forms, which are processed in central units using largely automated approval processes. Where appropriate to the customer, the product or the market, a manual approval process is in place. As with Wholesale Banking, origination and approval roles are segregated.

To aid Credit Managers in portfolio management, regular internal risk management reports contain information on key environmental and economic trends across major portfolios and countries, portfolio delinquency and loan impairment performance, as well as IRB portfolio metrics including migration across credit grades and other trends.

Credit grades within Consumer Banking are based on a probability of default calculated using advanced IRB models.

For portfolios where such models have not yet been developed, the probability of default is calculated using portfolio delinquency flow rates. An alphanumeric grading system identical to that of the Wholesale Banking business is used as an index of portfolio quality.

Loan Portfolio

Loans and advances to customers have grown by $16.5 billion to $157.0 billion.

The total Consumer Banking portfolio has grown by $3.6 billion since December 2006. The majority of the growth has been in the SME business, with nearly half of that growth coming from Korea. The Singapore mortgage portfolio also grew significantly, fuelled by a buoyant property market.

Growth in the Wholesale Banking customer portfolio was $12.9 billion, or 21 per cent. Over 40 per cent of that growth was in Asia Pacific, widely spread across a number of countries in that region. The significant growth in Americas, UK & Europe primarily reflects the increased contribution from the Global Markets products.

Exposures to banks grew by 79 per cent. This reflects the Group's strong liquidity position, with much of that liquidity placed with high quality bank counterparties. The growth was well spread across geographies, with about two thirds of it in Asia Pacific.

Single borrower concentration risk has been mitigated by active distribution of assets to banks and institutional investors. The Group has achieved additional risk distribution through credit default swaps and synthetic risk transfer structures.

The Wholesale Banking portfolio remains well diversified across both geography and industry, with no significant concentration within the industry classifications of Manufacturing; Financing, insurance and business services; Commerce; or Transport, storage and communication.

					2007
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Loans to individuals					
Mortgages	11,845	4,615	2,441	22,634	6,333
Other	2,288	1,396	1,002	4,712	3,929
Small and medium enterprises	1,188	1,687	828	5,937	2,375
Consumer Banking	15,321	7,698	4,271	33,283	12,637
Agriculture, forestry and fishing	16	163	102	26	186
Construction	111	35	38	204	246
Commerce	1,865	2,094	369	434	2,510
Electricity, gas and water	550	76	45	176	352
Financing, insurance and business services	2,129	1,858	606	910	2,276
Governments	–	3,220	3,941	8	26
Mining and quarrying	–	31	8	93	159
Manufacturing	1,908	701	453	3,533	5,896
Commercial real estate	1,050	675	3	1,094	995
Transport, storage and communication	313	323	209	124	680
Other	148	338	7	424	268
Wholesale Banking	8,090	9,514	5,781	7,026	13,594
Portfolio impairment provision	(47)	(40)	(25)	(80)	(182)
Total loans and advances to customers	23,364	17,172	10,027	40,229	26,049
Total loans and advances to banks	15,156	2,531	928	1,504	4,866

2007

	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Europe $million	Total $million
Loans to individuals					
Mortgages	1,638	493	254	120	50,373
Other	1,208	2,829	615	170	18,149
Small and medium enterprises	920	660	143	2	13,740
Consumer Banking	3,766	3,982	1,012	292	82,262
Agriculture, forestry and fishing	51	193	335	529	1,601
Construction	225	487	48	27	1,421
Commerce	722	2,430	703	1,758	12,885
Electricity, gas and water	9	411	277	883	2,779
Financing, insurance and business services	566	1,517	227	4,540	14,629
Governments	–	341	8	265	7,809
Mining and quarrying	65	238	138	2,722	3,454
Manufacturing	1,789	1,524	374	3,727	19,905
Commercial real estate	364	99	8	10	4,298
Transport, storage and communication	137	709	196	1,660	4,351
Other	18	796	22	102	2,123
Wholesale Banking	3,946	8,745	2,336	16,223	75,255
Portfolio impairment provision	(56)	(81)	(18)	(6)	(535)
Total loans and advances to customers	7,656	12,646	3,330	16,509	156,982
Total loans and advances to banks	552	1,406	371	10,365	37,679

Total loans and advances to customers include $2,716 million held at fair value through profit or loss. Total loans and advances to banks include $2,314 million held at fair value through profit or loss.

Loan portfolio continued

2006

	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Asia Pacific *, **Other Asia Pacific $million
Loans to individuals					
Mortgages	11,245	3,551	2,593	23,954	5,968
Other	2,235	1,028	771	4,612	4,523
Small and medium enterprises	919	1,548	883	4,907	2,023
Consumer Banking	14,399	6,127	4,247	33,473	12,514
Agriculture, forestry and fishing	53	13	53	20	108
Construction	57	29	26	262	181
Commerce	1,986	1,320	331	348	1,407
Electricity, gas and water	176	17	56	31	314
Financing, insurance and business services	1,817	1,664	724	1,176	1,901
Governments	–	3,328	3,397	13	20
Mining and quarrying	–	3	–	50	324
Manufacturing	2,282	701	228	3,208	4,756
Commercial real estate	819	708	5	849	720
Transport, storage and communication	277	338	149	189	495
Other	220	406	9	496	357
Wholesale Banking	7,687	8,527	4,978	6,642	10,583
Portfolio impairment provision	(49)	(28)	(26)	(86)	(246)
Total loans and advances to customers	22,037	14,626	9,199	40,029	22,851
Total loans and advances to banks	6,474	939	161	1,753	4,462

2006

	India $million	*Middle East & Other S Asia $million	Africa $million	Americas UK & Europe $million	*Total $million
Loans to individuals					
Mortgages	1,492	416	239	155	49,613
Other	928	2,650	483	537	17,767
Small and medium enterprises	567	323	133	–	11,303
Consumer Banking	2,987	3,389	855	692	78,683
Agriculture, forestry and fishing	25	65	159	297	793
Construction	198	332	78	2	1,165
Commerce	608	1,995	457	1,269	9,721
Electricity, gas and water	26	193	80	815	1,708
Financing, insurance and business services	479	1,245	182	3,264	12,452
Governments	–	4	–	235	6,997
Mining and quarrying	32	352	110	1,624	2,495
Manufacturing	1,435	1,848	406	2,504	17,368
Commercial real estate	231	27	7	–	3,366
Transport, storage and communication	249	810	173	1,647	4,327
Other	5	314	39	115	1,961
Wholesale Banking	3,288	7,185	1,691	11,772	62,353
Portfolio impairment provision	(33)	(58)	(10)	(6)	(542)
Total loans and advances to customers	6,242	10,516	2,536	12,458	140,494
Total loans and advances to banks	477	1,058	387	5,353	21,064

* Amounts have been restated as explained in note 9 on page 50.

** Amounts have been re-presented following a re-analysis of acquired loan portfolios.

Total loans and advances to customers include $1,194 million held at fair value through profit or loss. Total loans and advances to banks include $1,340 million held at fair value through profit or loss.

Maturity Analysis

Approximately 51 per cent of the Group's loans and advances to customers are short term having a contractual maturity of one year or less. The Wholesale Banking portfolio is predominantly short term, with 79 per cent of loans and advances having a contractual maturity of one year or less. In Consumer Banking, 61 per cent of the portfolio is in the mortgage book, traditionally longer term in nature and well secured. Whilst the Other and SME loans in Consumer Banking have short contractual maturities, typically they may be renewed and repaid over longer terms in the normal course of business.

	2007			
	One year or less $million	One to five years $million	Over five years $million	Total $million
Loans to individuals				
Mortgages	**3,490**	**8,027**	**38,856**	**50,373**
Other	**8,941**	**7,325**	**1,883**	**18,149**
Small and medium enterprises	**8,028**	**3,494**	**2,218**	**13,740**
Consumer Banking	**20,459**	**18,846**	**42,957**	**82,262**
Agriculture, forestry and fishing	**1,332**	**227**	**42**	**1,601**
Construction	**1,128**	**249**	**44**	**1,421**
Commerce	**11,585**	**1,066**	**234**	**12,885**
Electricity, gas and water	**1,727**	**398**	**654**	**2,779**
Financing, insurance and business services	**12,073**	**2,054**	**502**	**14,629**
Governments	**7,618**	**86**	**105**	**7,809**
Mining and quarrying	**1,515**	**1,029**	**910**	**3,454**
Manufacturing	**15,603**	**3,128**	**1,174**	**19,905**
Commercial real estate	**2,761**	**1,510**	**27**	**4,298**
Transport, storage and communication	**2,373**	**980**	**998**	**4,351**
Other	**1,704**	**348**	**71**	**2,123**
Wholesale Banking	**59,419**	**11,075**	**4,761**	**75,255**
Portfolio impairment provision				**(535)**
				156,982

	2006*			
	One year or less $million	One to five years $million	Over five years $million	Total $million
Loans to individuals				
Mortgages	4,378	8,729	36,506	49,613
Other	9,141	6,393	2,233	17,767
Small and medium enterprises	6,299	2,812	2,192	11,303
Consumer Banking	19,818	17,934	40,931	78,683
Agriculture, forestry and fishing	637	63	93	793
Construction	973	161	31	1,165
Commerce	9,015	630	76	9,721
Electricity, gas and water	762	334	612	1,708
Financing, insurance and business services	9,401	2,296	755	12,452
Governments	6,759	117	121	6,997
Mining and quarrying	1,836	231	428	2,495
Manufacturing	13,951	2,239	1,178	17,368
Commercial real estate	1,996	1,343	27	3,366
Transport, storage and communication	2,079	1,360	888	4,327
Other	1,177	431	353	1,961
Wholesale Banking	48,586	9,205	4,562	62,353
Portfolio impairment provision				(542)
				140,494

* Amounts have been restated as explained in note 9 on page 50.

Problem Credit Management and Provisioning

Consumer Banking

Within Consumer Banking, an account is considered to be delinquent when payment is not received on the due date. For delinquency reporting purposes, the Group follows industry standards, measuring delinquency as of 30, 60, 90, 120, and 150 days past due. Accounts that are overdue by more than 30 days are closely monitored and subject to specific collections processes.

The process used for raising provisions is dependent on the product. For mortgages, individual impairment provisions ("IIP") are generally raised at 150 days past due based on the difference between the outstanding amount of the loan, and the present value of

the estimated future cash flows which includes the realisation of collateral. For other secured loans (where the collateral value is typically realised in less than 12 months), loan impairment is calculated using the forced sale value of the collateral without further discounting. For unsecured products, individual provisions are raised for the entire outstanding amount at 150 days past due. For all products there are certain accounts, such as cases involving bankruptcy, fraud and death, where the loss recognition process is accelerated.

A portfolio impairment provision ("PIP") is held to cover the inherent risk of losses which, although not identified, are known through experience to be present in the loan portfolio. PIP covers both loans for which payments are current and loans overdue for less than 150 days.

The PIP is set with reference to past experience using a flow rate methodology, as well as taking account of judgemental factors such as the economic and business environment in core markets, and the trends in a range of portfolio indicators. These include flow rates across all delinquency buckets, portfolio loss severity, collections and recovery performance trends.

Non-performing loans past due by more than 90 days or have an individual impairment provision raised against them. The cover ratio reflects the extent to which the gross non-performing loans are covered by the individual and portfolio impairment provisions.

The table below sets out the total non-performing loans in Consumer Banking, which includes $517 million (2006: $909 million) of net individually impaired loans. The significant decrease in non-performing loans is a result of improved conditions in Taiwan, strong performance in Singapore, and improvements in SME portfolio quality in Korea.

					2007
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Loans and advances					
Gross non-performing	65	61	166	336	475
Individual impairment provision	(24)	(26)	(38)	(125)	(329)
Non-performing loans net of individual impairment provision	41	35	128	211	146
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

					2007
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Europe $million	Total $million
Loans and advances					
Gross non-performing	56	126	38	1	1,324
Individual impairment provision	(19)	(75)	(18)	(1)	(655)
Non-performing loans net of individual impairment provision	37	51	20	–	669
Portfolio impairment provision					(412)
Net non-performing loans and advances					257
Cover ratio					81%

					2006
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	*Other Asia Pacific $million
Loans and advances					
Gross non-performing	80	100	202	531	821
Individual impairment provision	(29)	(38)	(67)	(239)	(387)
Non-performing loans net of individual impairment provision	51	62	135	292	434
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio*					

					2006
	India $million	*Middle East & Other S Asia $million	Africa $million	Americas UK & Europe $million	*Total $million
Loans and advances					
Gross non-performing	48	98	24	5	1,909
Individual impairment provision	(17)	(62)	(10)	(3)	(852)
Non-performing loans net of individual impairment					

provision	31	36	14	2	1,057
Portfolio impairment provision					(448)
Net non-performing loans and advances					609
Cover ratio*					68%

* Individual impairment provisions relating to the finalisation of acquisition fair values have been restated as explained in note 9 on page 50. Gross non-performing loans within 'Other Asia Pacific' have been increased by $153 million to reflect additional non-performing loans identified as part of the finalisation of these fair values.

Wholesale Banking

In Wholesale Banking, accounts or portfolios are placed on Early Alert when they display signs of weakness or financial deterioration, for example where there is a rapid decline in the client's position within the industry, a breach of covenants, non-performance of an obligation, or there are issues relating to ownership or management.

Such accounts and portfolios are subject to a dedicated process with oversight involving senior officers from the Risk function and Group Special Asset Management ("GSAM"), the specialist recovery unit. Account plans are re-evaluated and remedial actions are agreed and monitored. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of GSAM.

Loans are classified as impaired and considered non-performing where analysis and review indicates that full payment of either interest or principal is questionable, or as soon as payment of interest or principal is 90 days overdue. Impaired accounts are managed by GSAM which is independent of the main businesses of the Group. Where any amount is considered uncollectable, an individual impairment provision is raised, being the difference between the loan carrying amount and the present value of estimated future cash flows.

Future cash flows are estimated by taking into account the individual circumstances of each customer and can arise from operations, sales of assets or subsidiaries, realisation of collateral or payments under guarantees. Cash flows from all available sources are considered. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience, and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering an element of an exposure against which an impairment provision has been raised, then that amount will be written off.

As with Consumer Banking, a PIP is held to cover the inherent risk of losses which, although not identified, are known through experience to be present in any loan portfolio. In Wholesale Banking, the PIP is set with reference to past experience using loss rates, and judgemental factors such as the economic environment and the trends in key portfolio indicators.

The cover ratio reflects the extent to which gross non-performing loans are covered by individual and portfolio impairment provisions. At 75 per cent, the Wholesale Banking non-performing portfolio is well covered. The balance uncovered by individual impairment provision represents the value of collateral held and/or the Group's estimate of the net value of any work-out strategy.

The following table sets out the total non-performing portfolio in Wholesale Banking, which includes net individually impaired loans of $372 million (2006: $538 million):

					2007
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Loans and advances					
Gross non-performing	**92**	**26**	**23**	**47**	**358**
Individual impairment provision	**(50)**	**(18)**	**(21)**	**(12)**	**(235)**
Non-performing loans and advances net of individual impairment provision	**42**	**8**	**2**	**35**	**123**
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

					2007
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Europe $million	Total $million
Loans and advances					
Gross non-performing	**27**	**147**	**79**	**193**	**992**
Individual impairment provision	**(25)**	**(122)**	**(48)**	**(87)**	**(618)**
Non-performing loans and advances net of individual impairment provision	**2**	**25**	**31**	**106**	**374**
Portfolio impairment provision					**(124)**
Net non-performing loans and advances					**250**
Cover ratio					**75%**

Wholesale Banking continued

	2006 Asia Pacific Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	*Other Asia Pacific $million
Loans and advances					
Gross non-performing	167	69	29	110	626
Individual impairment provision	(130)	(46)	(25)	(46)	(238)
Non-performing loans and advances net of individual impairment provision	37	23	4	64	388
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio*					

	2006 India $million	*Middle East & Other S Asia $million	Africa $million	Americas UK & Europe $million	*Total $million
Loans and advances					
Gross non-performing	24	121	100	152	1,398
Individual impairment provision	(22)	(114)	(58)	(151)	(830)
Non performing loans and advances net of individual impairment provision	2	7	42	1	568
Portfolio impairment provision					(95)
Net non-performing loans and advances					473
Cover ratio*					66%

* Individual impairment provisions relating to the finalisation of acquisition fair values have been restated as explained in note 9 on page 50. Gross non-performing loans within 'Other Asia Pacific' have been increased by $375 million to reflect additional non-performing loans identified as part of the finalisation of these fair values.

	2007 Asia Pacific Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Gross impairment charge	**22**	**7**	**1**	**5**	**11**
Recoveries/provisions no longer required	**(25)**	**(9)**	**(4)**	**(3)**	**(5)**
Net individual impairment (credit)/charge	**(3)**	**(2)**	**(3)**	**2**	**6**
Portfolio impairment provision					
Net impairment charge					

	2007 India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Europe $million	Total $million
Gross impairment charge	**13**	**18**	**15**	**2**	**94**
Recoveries/provisions no longer required	**(7)**	**(11)**	**(14)**	**(17)**	**(95)**
Net individual impairment (credit)/charge	**6**	**7**	**1**	**(15)**	**(1)**
Portfolio impairment provision					**26**
Net impairment charge					**25**

	2006 Asia Pacific Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Gross impairment charge	14	9	2	7	3
Recoveries/provisions no longer required	(50)	(6)	(8)	(3)	(11)
Net individual impairment (credit)/charge	(36)	3	(6)	4	(8)
Portfolio impairment provision					
Net impairment credit					

	2006 India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Europe $million	Total $million
Gross impairment charge	9	10	19	7	80
Recoveries/provisions no longer required	(19)	(18)	(6)	(49)	(170)

Net individual impairment (credit)/charge	(10)	(8)	13	(42)	(90)
Portfolio impairment provision					(2)
Net impairment credit					(92)

Movement in Group Individual Impairment Provision

The following tables set out the movements in the Group's total individual impairment provision against loans and advances:

	2007				
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Provisions held at 1 January 2007	159	84	92	285	625
Exchange translation differences	–	2	5	(1)	6
Amounts written off	(161)	(62)	(92)	(128)	(468)
Recoveries of acquisition fair values	–	–	–	(98)	–
Recoveries of amounts previously written off	34	12	16	–	42
Discount unwind	(4)	(4)	(4)	(21)	(28)
Other	–	–	–	–	2
New provisions	113	52	109	119	484
Recoveries/provisions no longer required	(67)	(40)	(67)	(19)	(99)
Net charge against/(credit) to profit	46	12	42	100	385
Provisions held at 31 December 2007	74	44	59	137	564

	2007				
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Europe $million	Total $million
Provisions held at 1 January 2007	39	176	68	154	1,682
Exchange translation differences	5	(3)	5	1	20
Amounts written off	(84)	(115)	(19)	(54)	(1,183)
Recoveries of acquisition fair values	–	–	–	–	(98)
Recoveries of amounts previously written off	19	12	1	3	139
Discount unwind	(1)	(1)	(2)	(1)	(66)
Other	1	7	–	–	10
New provisions	98	170	35	2	1,182
Recoveries/provisions no longer required	(33)	(49)	(22)	(17)	(413)
Net charge against/(credit) to profit	65	121	13	(15)	769
Provisions held at 31 December 2007	44	197	66	88	1,273

2006

					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	*Other Asia Pacific $million
Provisions held at 1 January 2006	279	140	96	361	179
Exchange translation differences	–	7	6	29	8
Amounts written off	(119)	(108)	(51)	(64)	(403)
Recoveries of acquisition fair values	–	–	–	(106)	–
Recoveries of amounts previously written off	49	8	11	8	18
Acquisitions	–	–	–	–	463
Discount unwind	(2)	(2)	(4)	(32)	(7)
Other	(63)	–	–	14	1
New provisions	126	71	94	131	403
Recoveries/provisions no longer required	(111)	(32)	(60)	(56)	(37)
Net charge against/(credit) to profit	15	39	34	75	366
Provisions held at 31 December 2006	159	84	92	285	625

2006

	India $million	*Middle East & Other S Asia $million	Africa $million	Americas UK & Europe $million	Total $million
Provisions held at 1 January 2006	40	64	60	167	1,386
Exchange translation differences	1	(2)	(1)	9	57
Amounts written off	(64)	(88)	(17)	(48)	(962)
Recoveries of acquisition fair values	–	–	–	–	(106)
Recoveries of amounts previously written off	17	12	2	3	128
Acquisitions	–	144	–	–	607
Discount unwind	(1)	–	(2)	(2)	(52)
Other	1	–	–	67	20
New provisions	76	79	44	9	1,033
Recoveries/provisions no longer required	(31)	(33)	(18)	(51)	(429)
Net charge against/(credit) to profit	45	46	26	(42)	604
Provisions held at 31 December 2006	39	176	68	154	1,682

* Amounts have been restated as explained in note 9 on page 50.

Total exposures to Asset Backed Securities

At 31 December 2007, the Group had the following exposures to asset backed securities prior to writedowns noted below:

	Asset Securitisation Group $million	Purchased from Whistlejacket $million	Total $million	Percentage of Portfolio %
Residential Mortgage Backed Securities ("RMBS")	607	1,316	1,923	33
Collateralised Debt Obligations ("CDOs")	219	491	710	12
Commercial Mortgage Backed Securities ("CMBS")	830	308	1,138	19
Other Asset Backed Securities ("Other ABS")	970	1,115	2,085	36
	2,626	3,230	5,856	100

Writedowns of Asset Backed Securities

	Asset Securitisation Group			
	Trading $million	Available-for-sale $million	**Purchased from Whistlejacket $million	Total $million
2007				
Charge to available-for-sale reserves	–	(38)	(45)	(83)
Charge to the profit and loss account	(44)	(122)	***(116)	(282)
2008*				
Charge to available-for-sale reserves	–	(21)	(15)	(36)
Charge to the profit and loss account	(13)	–	–	(13)

* Movements from 1 January 2008 to 31 January 2008.

** All classified as available-for-sale.

*** This relates to the loss incurred on the exchange of capital notes held in Whistlejacket.

The credit quality of the asset backed securities portfolio remains strong. With the exception of those securities which have been subject to an impairment charge, 98 per cent of the overall portfolio is rated A, or better, and 86 per cent of the overall portfolio is rated at AAA. The portfolio is broadly diversified across asset classes and geographies, and there is no direct exposure to the US sub-prime market.

33 per cent of the overall portfolio is invested in RMBS, with a weighted average credit rating of AAA. Over 60 per cent of the residential mortgage exposures were originated in 2005 or earlier years.

12 per cent of the overall portfolio is in CDOs. This includes $291 million of exposures to Mezzanine and High Grade CDOs, of which $122 million have been fully provided for in the profit and loss account. The remainder of the CDOs have a weighted average credit rating of AAA.

19 per cent of the overall portfolio is in CMBS, of which $159 million is in respect of US CMBS. The weighted average credit rating of CMBS is AA.

36 per cent of the overall portfolio is in Other ABS, which includes securities backed by credit card receivables, bank collateralised loan obligations and student loans, with a weighted credit rating of AAA.

Country Risk

Country Risk is the risk that the Group will be unable to obtain payment from its customers or third parties on their contractual obligations as a result of certain actions taken by foreign governments, chiefly relating to convertibility and transferability of foreign currency.

The GRC is responsible for the Group's country risk limits and delegates the setting and management of the country limits to the Deputy Group Chief Risk Officer and Group Country Risk department.

The business and country Chief Executive Officers manage exposures within these limits and policies. Countries designated as higher risk are subject to increased central monitoring.

Cross border assets comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the assets are recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

Cross border exposure to countries in which the Group does not have a significant presence predominantly relates to money market and global corporate activity. This business is originated in the Group's key markets, but is conducted with counterparties domiciled in the country against which the exposure is reported.

Cross border exposure to USA, Korea and Hong Kong have increased by more than $3 billion each since 2006. Growth in the US was due to a steady increase in non-US dollar funded lending to US corporates and banks. General business growth in Korea, and in particular an increase in business with Korean counterparties in the Group's key markets outside of Korea, has led to an increase in Korea's cross border exposure. The increase in cross border exposure to Hong Kong was driven by business growth, including some large Corporate Finance transactions, and increased lending to Chinese subsidiaries of Hong Kong domiciled customers.

The following table, based on the Group's internal country risk reporting requirements, shows cross border outstandings where they exceed one per cent of the Group's total assets.

			2007
	One year or less $million	Over one year $million	Total $million
USA	**8,622**	**5,835**	**14,457**
Korea	**6,617**	**4,299**	**10,916**
Hong Kong	**7,681**	**3,043**	**10,724**
India	**6,228**	**3,667**	**9,895**
United Arab Emirates	**4,600**	**3,004**	**7,604**
Singapore	**5,490**	**1,700**	**7,190**
China	**3,634**	**2,041**	**5,675**
Australia	**2,680**	**1,086**	**3,766**
Switzerland	**2,628**	**1,136**	**3,764**

			2006
	One year or less $million	Over one year $million	Total $million
USA	6,900	3,329	10,229
Korea	5,591	2,274	7,865
Hong Kong	5,414	1,783	7,197
India	5,508	1,774	7,282
United Arab Emirates	3,963	1,371	5,334
Singapore	5,786	1,108	6,894
China	2,739	1,292	4,031
Australia	3,425	569	3,994
Switzerland	1,926	519	2,445

Market Risk

The Group recognises market risk as the exposure created by potential changes in market prices and rates. The Group is exposed to market risk arising principally from customer driven transactions. The objective of the Group's market risk policies and processes is to obtain the best balance of risk and return while meeting our customers' requirements.

Market risk is governed by the GRC, which agrees policies and levels of risk appetite in terms of VaR. The Group Market Risk Committee ("GMRC") provides market risk oversight and guidance on policy setting. Policies cover both trading and non-trading books of the Group. The trading book is defined as per the FSA handbook, Prudential Sourcebook for Banks, Building Societies and Investment Firms ("BIPRU"). This is more restrictive than the broader IAS 39 definition, as the FSA only permits certain types of financial instruments or arrangements to be included within the trading book. Limits by location and portfolio are proposed by the businesses within the terms of agreed policy.

Group Market Risk ("GMR") approves the limits within delegated authorities and monitors exposures against these limits. Additional limits are placed on specific instruments and position concentrations where appropriate. Sensitivity measures are used in addition to VaR as risk management tools. For example, interest rate sensitivity is measured in terms of exposure to a one basis point increase in yields, whereas foreign exchange, commodity and equity sensitivities are measured in terms of the underlying values or amounts involved. Option risks are controlled through revaluation limits on underlying price and volatility shifts, limits on volatility risk and other variables that determine the options' value.

Value at Risk

The Group measures the risk of losses arising from future potential adverse movements in market rates, prices and volatilities using a VaR methodology.

VaR is calculated for expected movements over a minimum of one business day and to a confidence level of 97.5 per cent. This confidence level suggests that potential daily losses, in excess of the VaR measure, are likely to be experienced six times per year.

The Group uses historic simulation as its VaR methodology with an observation period of one year. Historic simulation involves the revaluation of all unmatured contracts to reflect the effect of historically observed changes in market risk factors on the valuation of the current portfolio.

The Group recognises that there are limitations to the VaR methodology including the possibility that the historical data may not be the best proxy for future price movements.

VaR models are back tested against actual results to ensure pre-determined levels of statistical accuracy are maintained.

Losses beyond the confidence interval are not captured by a VaR calculation, which therefore gives no indication of the size of unexpected losses in these situations.

GMR, therefore, complements the VaR measurement by regularly stress testing market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible.

Stress testing is an integral part of the market risk management framework and considers both historical market events and forward looking scenarios. Ad hoc scenarios are also prepared reflecting specific market conditions. A consistent stress testing methodology is applied to trading and non-trading books.

Stress scenarios are regularly updated to reflect changes in risk profile and economic events. GMRC has responsibility for reviewing stress exposures and, where necessary, enforcing reductions in overall market risk exposure. GRC considers stress testing results as part of its supervision of risk appetite.

The stress testing methodology assumes that scope for management action would be limited during a stress event, reflecting the decrease in liquidity that often occurs.

VaR is calculated as the Group's exposure as at the close of business, London time. Intra-day risk levels may vary from those reported at the end of the day.

Trading, non-trading and total VaR have increased in 2007 compared to 2006 due to increased market volatility following the sub-prime credit crisis in August 2007. This surfaced in the US sub-prime mortgage market and spilled over into wider global markets. Trading VaR has also increased due to the expansion of the Commodities and Equities trading businesses throughout 2007, and further due to the inclusion of credit spread risk in interest rate risk VaR from August 2007.

Market Risk continued

Trading and Non-trading (VaR at 97.5%, 1 day)

	2007				2006			
Daily value at risk	Average $million	High $million	Low $million	Actual^ $million	Average $million	High $million	Low $million	Actual^ $million
Interest rate risk*	**12.2**	**19.6**	**7.0**	**17.1**	10.5	13.9	7.6	9.3
Foreign exchange risk	**3.2**	**7.2**	**1.7**	**4.4**	2.6	4.8	1.1	1.5
Commodity risk	**0.6**	**3.5**	**0.2**	**0.6**	–	–	–	–
Equity risk	**0.6**	**1.9**	**–**	**1.4**	–	–	–	–
Total**	**12.9**	**20.0**	**7.5**	**18.6**	10.6	14.0	8.0	10.3

Trading (VaR at 97.5%, 1 day)

	2007				2006			
Daily value at risk	Average $million	High $million	Low $million	Actual^ $million	Average $million	High $million	Low $million	Actual^ $million

Interest rate risk*	**6.2**	**11.9**	**2.8**	**11.0**	3.5	5.3	2.5	3.9
Foreign exchange risk	**3.2**	**7.2**	**1.7**	**4.4**	2.6	4.1	1.4	1.5
Commodity risk	**0.6**	**3.5**	**0.2**	**0.6**	–	–	–	–
Equity risk	**0.6**	**1.9**	**–**	**1.4**	–	–	–	–
Total**	**7.0**	**12.5**	**3.5**	**12.5**	4.3	5.6	3.1	4.0

* Interest rate risk VaR includes credit spread risk.

** The total VaR shown in the tables above is not a sum of the component risks due to offsets between them.

^ This represents the actual one day VaR as at 31 December.

The highest and lowest VaR are independent and could have occurred on different days.

The average daily income earned from market risk related activities is as follows:

	2007 $million	2006 $million
Interest rate risk	**2.3**	1.8
Foreign exchange risk	**3.0**	2.0
Commodity risk	**0.1**	–
Equity risk	**–**	–
Total	**5.4**	3.8

Non-trading (VaR at 97.5%, 1 day)

	2007				2006			
Daily value at risk	Average $million	High $million	Low $million	Actual^ $million	Average $million	High $million	Low $million	Actual^ $million
Interest rate risk	**9.5**	**16.8**	**6.5**	**14.7**	9.0	10.7	7.0	8.0

^ This represents the actual one day VaR as at 31 December.

The average daily income earned from non-trading market risk related activities is as follows:

	2007 $million	2006 $million
Interest rate risk	**1.7**	1.3

Interest rate risk from across the non-trading book portfolios is transferred to Global Markets where it is managed by local ALM desks under the supervision of local Asset and Liability Committees. The ALM desks deal in the market in approved financial instruments in order to manage the net interest rate risk subject to approved VaR and risk limits.

VaR and stress tests are applied to non-trading book interest rate exposure in the same way as for the trading book.

Foreign exchange risk on the non-trading book portfolios is minimised by match funding assets and liabilities in the same currency.

Structural foreign exchange risks are not included within the VaR and arise from net investments in non-US dollar currency entities. These are managed separately under the Group Capital Management Committee by Group Treasury.

Equity risk relating to private equity investments is not included within the VaR and is separately managed through delegated limits for both investment and divestment, and is also subject to regular review by an investment committee.

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions. Derivatives are an important risk management tool for banks and their customers because they can be used to manage market price risk. The market

Derivatives continued

risk of all products, including derivatives, is managed in essentially the same way as described above.

The Group's derivative transactions are principally in instruments where the mark-to-market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in market price movements.

Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. Recognition of fair value gains and losses depends on whether the derivatives are classified as trading or held for hedging purposes.

The Group applies a future exposure methodology to manage counterparty credit exposure associated with derivative transactions.

Hedging

In accounting terms under IAS 39, hedges are classified into three types: fair value hedges, predominantly where fixed rates of interest or foreign exchange are exchanged for floating rates; cash flow hedges, predominantly where variable rates of interest or foreign exchange are exchanged for fixed rates, and hedges of net investments in overseas operations translated to the parent company's functional currency, US dollars.

The Group uses futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets to hedge risk.

The Group occasionally hedges the value of its foreign currency denominated investments in subsidiaries and branches. Hedges may be taken where there is a risk of a significant exchange rate movement but, in general, management believes that the Group's reserves are sufficient to absorb any foreseeable adverse currency depreciation.

The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that both the underlying net asset value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same exchange rate

movements.

The Group may also, under certain individually approved circumstances, enter into 'economic hedges' which do not qualify for IAS 39 hedge accounting treatment, and which are accordingly marked to market through the profit and loss account creating an accounting asymmetry. These are entered into primarily to ensure that residual interest rate and foreign exchange risks are being effectively managed.

Liquidity Risk

Liquidity risk is the risk that the Group either does not have sufficient financial resources available to meet all its obligations and commitments as they fall due, or can only access these financial resources at excessive cost.

It is the policy of the Group to maintain adequate liquidity at all times, in all geographic locations and for all currencies, and hence to be in a position to meet all obligations as they fall due. The Group manages liquidity risk both on a short term and medium term basis. In the short term, the focus is on ensuring that the cash flow demands can be met through asset maturities, supported by customer deposits and wholesale raisings where required.

GALCO is the responsible governing body that approves the Group's liquidity management policies. The Liquidity Management Committee ("LMC") receives authority from GALCO and is responsible for setting liquidity limits, proposing liquidity risk policies and practices, assisting in cross-business and cross-geography liquidity discussions and helping establish country balance sheet targets. Liquidity in each country is managed by the Country ALCO within the pre-defined liquidity limits set by the LMC and in compliance with Group liquidity policies and local regulatory requirements.

Policies and procedures

Due to the diversified nature of the Group's business, the Group's policy is that liquidity is more effectively managed locally, in-country. Each ALCO is responsible for ensuring that the country is self-sufficient and is able to meet all its obligations to make payments as they fall due by operating within the liquidity limits set for the country.

The Group liquidity risk management framework requires limits to be set for prudent liquidity management. There are limits on:

- The mismatch in local and foreign currency behavioural cash flows;
- The level of wholesale borrowing to ensure that the size of this funding is proportional to the local market and the Group's local operations;
- Commitments, both on and off balance sheet, to ensure there are sufficient funds available in the event of drawdown on these commitments;
- The advances to deposits ratio to ensure that commercial advances are funded by stable sources;
- The amount of medium term funding to support the asset portfolio; and
- The amount of local currency funding sourced from foreign currency sources.

In addition, the Group prescribes a liquidity stress scenario that assumes accelerated withdrawal of deposits over a period of time. Each country has to ensure that cash inflows exceed outflows under such a scenario.

All limits are reviewed at least annually, and more frequently if required, to ensure that they are relevant given market conditions and business strategy. Compliance with limits is monitored independently on a regular basis by Group Market Risk. Limit excesses are escalated and approved under a delegated authority structure and reviewed by ALCO. Excesses are also reported monthly to LMC and GALCO which provide further oversight.

In addition, regular reports to the ALCO include the following:

- Information on the concentration and profile of debt maturities; and
- Depositor concentration report to monitor reliance on large individual depositors.

The Group has significant levels of marketable securities, principally government securities and bank paper, which can be realised in the event that there is a need for liquidity in a crisis. In addition, each country and the Group maintain a liquidity crisis management plan which is reviewed and approved annually. The liquidity crisis management plan lays out trigger points and actions in the event of a liquidity crisis to ensure that there is an effective response by senior management in case of such an event.

Liquidity Risk continued

Primary sources of funding

A substantial portion of the Group's assets are funded by customer deposits made up of current and savings accounts and other deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Country ALCO monitors trends in the balance sheet and ensures that any concerns that might impact the stability of these deposits are addressed effectively. ALCO also reviews balance sheet plans to ensure that asset growth plans are matched by growth in the stable funding base.

The Group maintains access to the inter-bank wholesale funding markets in all major financial centres and countries in which it operates. This seeks to ensure that the Group has flexibility around maturity transformation, has market intelligence, maintains stable funding lines and is a price maker when it performs its interest rate risk management activities.

Liquid assets to total assets ratio

The holdings of liquid assets in the balance sheet reflect the prudent approach that is inherent in the Group's liquidity policies and practices. Whilst liquidity is managed in-country, compliance with these policies and practices results in substantial holdings of liquid assets as a Group. The following shows the ratio of the liquid assets to total assets:

	2007 %	2006 %
Liquid assets* to total assets ratio	23.9	21.7

* Liquid assets is the total of Cash (less restricted balances), net interbank, Treasury Bills and Debt securities less the asset backed securities portfolio.

Operational Risk

Operational risk is the risk of direct or indirect loss due to an event or action resulting from the failure of internal processes, people and systems, or from external events. The Group seeks to ensure that key operational risks are managed in a timely and effective manner through a framework of policies, procedures and tools to identify, assess, monitor, control and report such risks.

The Group Operational Risk Committee ("GORC") supervises and directs the management of operational risks across the Group. GORC is also responsible for ensuring adequate and appropriate policies and procedures are in place for the identification, assessment, monitoring, control and reporting of operational risks.

Group Operational Risk is responsible for setting the Operational Risk policy, defining standards for measurement and for Operational Risk capital calculation. A Group Operational Risk Assurance function, independent from the businesses, is responsible for deploying and assuring the operational risk management framework, and for monitoring the Group's key operational risk exposures. This unit is supported by units within the Wholesale Banking and Consumer Banking businesses who have responsibility for ensuring compliance with policies and procedures in the business, monitoring key operational risk exposures, and the provision of guidance to the respective business areas on operational risk.

Regulatory Risk

Regulatory risk includes the risk of non-compliance with regulatory requirements in a country in which the Group operates. The Group Compliance and Regulatory Risk function is responsible for establishing and maintaining an appropriate framework of Group compliance policies and procedures. Compliance with such policies and procedures is the responsibility of all managers.

Reputational Risk

Reputational risk is the risk of failure to meet the standards of performance or behaviours expected by stakeholders in the way in which business is conducted. It is Group policy that, at all times, the protection of the Group's reputation should take priority over all other activities, including revenue generation.

Reputational risk will arise from the failure to effectively mitigate one or more of country, credit, liquidity, market, regulatory and operational risk. It may also arise from the failure to comply with Social, Environmental and Ethical standards. All staff are responsible for day to day identification and management of reputational risk.

From an organisational perspective the Group manages reputational risk through the Group Reputational Risk and Responsibility Committee ("GRRRC") and Country Management Committees. Wholesale Banking has a specialised Responsibility and Reputational Risk Committee which reviews individual transactions. In Consumer Banking, potential reputational risks resulting from transactions or products are reviewed by the Product and Reputational Risk Committee. Issues are then escalated to the GRRRC.

A critical element of the role of the GRRRC is to alert the Group to emerging or thematic risks. The GRRRC also seeks to ensure that effective risk monitoring is in place for Reputational Risk and reviews mitigation plans for significant risks.

At a country level, the Country CEO is responsible for the Group's reputation in their market. The Country CEO and their Management Committee must actively:

- promote awareness and application of the Group's policy and procedures regarding reputational risk;
- encourage business and functions to take account of the Group's reputation in all decision making, including dealings with customers and suppliers;
- implement effective in-country reporting systems to ensure they are aware of all potential issues; and
- promote effective, proactive stakeholder management.

Monitoring

Group Internal Audit is a separate Group function that reports to the Group Chief Executive and the ARC. Group Internal Audit provides independent confirmation that Group and business standards, policies and procedures are being complied with. Where necessary, corrective action is recommended.

Capital

Capital management

The Group's capital management approach is driven by its desire to maintain a strong capital base to support the development of its business, to meet regulatory capital requirements at all times and to maintain good credit ratings.

Strategic business and capital plans are drawn up annually covering a three year horizon and approved by the Board. The plan ensures that adequate levels of capital and an optimum mix of the different components of capital are maintained by the Group to support the strategy. This is integrated with the Group's annual planning process that takes into consideration business growth assumptions across products and geographies and the related impact on capital resources.

The capital plan takes the following into account:

- Regulatory capital requirements;
- Forecast demand for capital to maintain the credit ratings;
- Increases in demand for capital due to business growth, market shocks or stresses;
- Available supply of capital and capital raising options; and
- Internal controls and governance for managing the Group's risk, performance and capital.

The Group uses a capital model to assess the capital demand for material risks, and supports its internal capital adequacy assessment. Each material risk is assessed, relevant mitigants considered, and appropriate levels of capital determined. The capital model is a key part of the Group's management disciplines and formed the basis of the Group's submission to the FSA of its Internal Capital Adequacy Assessment Process ("ICAAP") for Basel II.

A strong governance culture and framework is embedded in the capital planning and assessment methodology. Overall responsibility for the effective management of risk rests with the Group's Board. The ARC reviews specific risk areas and reviews the issues discussed at the key capital management committees. The GALCO has set internal triggers and target ranges for capital management and oversees adherence with these.

Current compliance with Basel I and the FSA Handbook

The Group's supervisor is the FSA. The capital that the Group is required to hold by the FSA is determined by its balance sheet, off-balance sheet and market risk positions, weighted according to the type of counterparty instrument and collateral held. Further detail on counterparty and market risk positions is included in the Risk Review section on pages 33 to 35.

Local capital is maintained on the basis of host regulator's requirements. Processes are in place to ensure compliance with local regulatory ratios in all entities. The Group has put in place processes and controls to monitor and manage capital adequacy, and no breaches were reported during the year.

The table on page 38 summarises the capital position of the Group. The principal forms of capital are included in the following balances on the consolidated balance sheet: Share capital and reserves (called-up ordinary share capital and preference shares, and eligible reserves), subordinated liabilities (innovative Tier 1 securities and qualifying subordinated liabilities), and loans to banks and customers (portfolio impairment provision).

Movement in capital

Total capital has increased by $6,902 million to $28,727 million compared to 2006. The increase has been primarily driven by increased ordinary and preference share capital, up by $1,144 million largely from a $750 million preference share issue during the year, increased eligible reserves, up by $2,445 million largely due to increased retained earnings, and an increase in qualifying subordinated liabilities, net of amortisation, of $2,884 million following issues of £300 million Lower Tier 2 Step-Up Dated Subordinated Notes, and €700 million and $1 billion of subordinated debt.

Basel II

The Basel Committee on Banking Supervision published a framework for International Convergence of Capital Measurement and Capital Standards ("Basel II"), which replaces the 1988 Basel Accord. Basel II is structured around three 'pillars':

- Pillar 1 sets out minimum regulatory capital requirements – the minimum amount of capital banks must hold against risks;
- Pillar 2 sets out the key principles for supervisory review of an institution's risk management framework and, ultimately, its capital adequacy. It sets out specific oversight responsibilities for the Board and senior management, thus reinforcing principles of internal control and other corporate governance practices; and
- Pillar 3 aims to bolster market discipline through enhanced disclosure by banks.

Basel II provides three approaches of increasing sophistication to the calculation of credit risk capital; the Standardised Approach, Internal Ratings Based Foundation Approach and the Internal Ratings Based Advanced Approach. Basel II also introduces capital requirements for operational risk for the first time.

The EU Capital Requirements Directive ("CRD") is the means by which Basel II is being implemented in the EU. EU Member States were required to bring implementing provisions into force by 1 January 2007. In the case of the provisions relating to advanced approaches for credit risk and operational risk, implementation becomes available from 1 January 2008. In the UK the CRD is implemented by the FSA through its General Prudential Sourcebook ("GENPRU") and BIPRU.

Transitional provisions mean that, unless firms notify the FSA to the contrary, they continue to apply existing capital calculations until 1 January 2008.

From 1 January 2008 the Group will use the Advanced Internal Ratings Based approach for the measurement of credit risk capital. This approach builds on the Group's risk management practices and is the result of a significant investment in data warehouse and risk models.

The Group applies a VaR model for the measurement of market risk capital in accordance with the scope of the permission to use such a model granted by the FSA. Where the Group's market risk exposures are not approved for inclusion in its VaR model, capital

requirements are based on standard rules provided by the regulator which are less risk sensitive.

For the first time the Group will also be required to calculate a new capital charge to cover operational risk. The Group will apply the Standardised Approach for determining the capital requirements for operational risk.

During the transition period, Basel II capital requirements must not be less than 90 per cent of Basel I capital requirements in 2008 reducing to 80 per cent in 2009.

Capital continued

	2007 $million	*2006 $million
Tier 1 capital:		
Called up ordinary share capital and preference shares	**8,915**	7,771
Eligible reserves	**11,382**	8,937
Minority interests	**271**	*209
Innovative Tier 1 securities	**2,338**	*2,262
Less: Restriction on innovative Tier 1 securities	**–**	(355)
Goodwill and other intangible assets	**(6,380)**	*(6,247)
Unconsolidated associated companies	**283**	229
Other regulatory adjustments	**(19)**	(94)
Total Tier 1 capital	**16,790**	12,712
Tier 2 capital:		
Eligible revaluation reserves	**927**	509
Portfolio impairment provision	**536**	*543
Qualifying subordinated liabilities:		
Perpetual subordinated debt	**3,394**	3,368
Other eligible subordinated debt	**8,764**	5,387
Less: Amortisation of qualifying subordinated liabilities	**(1,037)**	(518)
Restricted innovative Tier 1 securities	**–**	*355
Total Tier 2 capital	**12,584**	9,644
Investments in other banks	**(136)**	(211)
Other deductions	**(511)**	(320)
Total capital base	**28,727**	21,825
Banking book:		
Risk weighted assets	**132,942**	*120,018
Risk weighted contingents	**22,531**	21,106
	155,473	141,124
Trading book:		
Market risks	**8,396**	5,834
Counterparty/settlement risks	**7,964**	6,475
Total risk weighted assets and contingents	**171,833**	153,433
Capital ratios – Basel I		
Tier 1 capital	**9.8%**	*8.3%
Total capital	**16.7%**	*14.2%
Total capital ratio – Basel II	**15.2%**	N/A

* Amounts have been restated as explained in note 9 on page 50.

END

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File number: 82-5188

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Final Results 2 of 2
Released	08:16 26-Feb-08
Number	7209O

STANDARD CHARTERED PLC

Consolidated Income Statement
For the year ended 31 December 2007

	Notes	2007	2006		
		$million	Excluding acquisitions $million	Acquisitions $million	Total $million
Interest income		**16,176**	12,810	177	12,987
Interest expense		**(9,911)**	(7,576)	(83)	(7,659)
Net interest income		**6,265**	5,234	94	5,328
Fees and commission income		**3,189**	2,232	43	2,275
Fees and commission expense		**(528)**	(392)	(2)	(394)
Net trading income		**1,261**	914	6	920
Other operating income		**880**	485	6	491
		4,802	3,239	53	3,292
Operating income		**11,067**	8,473	147	8,620
Staff costs		**(3,949)**	(2,873)	(40)	(2,913)
Premises costs		**(592)**	(439)	(5)	(444)
General administrative expenses		**(1,329)**	(1,144)	(27)	(1,171)
Depreciation and amortisation		**(345)**	(249)	(19)	(268)
Operating expenses		**(6,215)**	(4,705)	(91)	(4,796)
Operating profit before impairment losses and taxation		**4,852**	3,768	56	3,824
Impairment losses on loans and advances and other credit risk provisions		**(761)**	(611)	(18)	(629)
Other impairment		**(57)**	(15)	–	(15)
Profit/(loss) from associates		**1**	(2)	–	(2)
Profit before taxation		**4,035**	3,140	38	3,178
Taxation	3	**(1,046)**	(812)	(12)	(824)
Profit for the year		**2,989**	2,328	26	2,354
Profit attributable to:					
Minority interests		**148**	75	1	76
Parent company shareholders		**2,841**	2,253	25	2,278
Profit for the year		**2,989**	2,328	26	2,354
Basic earnings per ordinary share	5	**201.1c**			169.0c
Diluted earnings per ordinary share	5	**198.7c**			167.0c
Paid and proposed dividends per ordinary share:		Cents			Cents
Interim dividend paid	4	**23.12**			20.83
Final proposed dividend*	4	**56.23**			50.21
		79.35			71.04
		$million			$million

Interim dividend paid	4	**324**	277
Final proposed dividend*	4	**793**	695
		1,117	972

* The final dividend will be accounted for in 2008 as explained in note 4 on page 47.

Consolidated Balance Sheet
As at 31 December 2007

	2007 $million	2006* $million
Assets		
Cash and balances at central banks	**10,175**	7,698
Financial assets held at fair value through profit or loss	**22,958**	15,715
Derivative financial instruments	**26,204**	13,154
Loans and advances to banks	**35,365**	19,724
Loans and advances to customers	**154,266**	139,300
Investment securities	**55,274**	49,497
Interests in associates	**269**	218
Goodwill and intangible assets	**6,380**	6,247
Property, plant and equipment	**2,887**	2,168
Deferred tax assets	**559**	512
Other assets	**11,011**	8,601
Prepayments and accrued income	**3,857**	3,268
Total assets	**329,205**	266,102
Liabilities		
Deposits by banks	**25,880**	26,233
Customer accounts	**179,760**	147,382
Financial liabilities held at fair value through profit or loss	**14,250**	9,969
Derivative financial instruments	**26,270**	13,703
Debt securities in issue	**27,137**	23,514
Current tax liabilities	**185**	68
Other liabilities	**14,742**	11,331
Accruals and deferred income	**3,429**	3,210
Provisions for liabilities and charges	**38**	45
Retirement benefit obligations	**322**	553
Subordinated liabilities and other borrowed funds	**15,740**	12,699
Total liabilities	**307,753**	248,707
Equity		
Share capital	**705**	692
Reserves	**20,146**	16,161
Total parent company shareholders' equity	**20,851**	16,853
Minority interests	**601**	542
Total equity	**21,452**	17,395
Total equity and liabilities	**329,205**	266,102

* Amounts have been restated as explained in note 9 on page 50.

Consolidated Statement of Recognised Income and Expense
For the year ended 31 December 2007

	2007 $million	2006 $million
Exchange differences on translation of foreign operations:		
Net gains taken to equity	**415**	670
Transferred to income on repatriation of branch capital	**(109)**	–
Actuarial gains on retirement benefit obligations	**237**	104
Available-for-sale investments:		
Net valuation gains taken to equity	**675**	682
Transferred to income	**(252)**	(190)
Cash flow hedges:		
Net gains taken to equity	**57**	79
Net (losses)/gains transferred to income for the year	**(58)**	20
Taxation on items recognised directly in equity	**(99)**	(131)
Other	**–**	7
Net income recognised in equity	**866**	1,241
Profit for the year	**2,989**	2,354
Total recognised income and expense for the year	**3,855**	3,595
Attributable to:		
Minority interests	**196**	111
Parent company shareholders	**3,659**	3,484
	3,855	3,595

Consolidated Cash Flow Statement
For the year ended 31 December 2007

Cash flow from operating activities	2007 $million	2006* $million
Profit before taxation	4,035	3,178
Adjustment for items not involving cash flow or shown separately:		
Depreciation and amortisation	345	268
Gain on disposal of property, plant and equipment	(1)	(16)
Gain on disposal of investment securities and loans and receivable financial assets	(342)	(190)
Gain arising on initial recognition of Visa Inc. shares	(107)	–
Writedowns relating to asset backed securities	87	–
Pension cost for defined benefit schemes	110	96
Movement in fair value hedges on available-for-sale assets	(21)	(5)
Amortisation of discounts and premiums of investment securities	(259)	(257)
Impairment losses on loans and advances and other credit risk provisions	761	629
Other impairment	57	15
Recoveries of acquisition fair values and discount unwind	(164)	(158)
	466	382
Net (decrease)/increase in derivative financial instruments	(466)	45
Net increase in debt securities, treasury bills and equity shares held at fair value through profit or loss	(3,691)	(4,259)
Net increase in loans and advances to banks and customers	(14,983)	(11,664)
Increase in prepayments and accrued income	(519)	(901)
Net increase in deposits from banks, customer accounts and debt securities in issue	36,135	16,914
Increase in accruals and deferred income	289	786
Net increase/(decrease) in other accounts	(1,880)	4,408
	14,885	5,329
Interest expense on subordinated liabilities	811	643
Net return from defined benefit schemes	16	47
UK and overseas taxes paid	(1,097)	(903)
Net cash from operating activities	**19,116**	**8,676**
Net cash flows from investing activities		
Purchase of property, plant and equipment	(471)	(245)
Disposal of property, plant and equipment	22	40
Acquisition of investment in subsidiaries, net of cash acquired	(85)	(937)
Acquisition of investment securities	(78,292)	(71,115)
Disposal and maturity of investment securities	74,457	63,896
Net cash used in investing activities	**(4,369)**	**(8,361)**
Net cash flows from financing activities		
Issue of ordinary and preference share capital	861	2,070
Purchase of own shares	(15)	(9)
Exercise of share options through ESOP	39	158
Redemption of preference share capital	–	(328)
Interest paid on subordinated liabilities	(737)	(562)
Gross proceeds from issue of subordinated liabilities	3,051	1,591
Repayment of subordinated liabilities	(505)	(390)
Dividends paid to minority interests and preference shareholders	(148)	(80)
Dividends paid to ordinary shareholders	(573)	(496)
Net cash from financing activities	**1,973**	**1,954**
Net increase in cash and cash equivalents	16,720	2,269
Cash and cash equivalents at beginning of year	38,161	35,226
Effect of exchange rate movements on cash and cash equivalents	457	666
Cash and cash equivalents at end of year (note 6)	**55,338**	**38,161**

* Amounts have been re-presented as explained in note 9 on page 50.

1. Basis of preparation

The Group financial statements consolidate those of Standard Chartered PLC (the "Company") and its subsidiaries (together referred to as the "Group"), equity account the Group's interest in associates and proportionately consolidate interests in jointly controlled entities.

The Group financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards ("IFRS") and International Financial Reporting Interpretation Committee ("IFRIC") Interpretations as adopted by the EU (together "adopted IFRS").

The Group has retrospectively adopted IFRIC 7 'Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies', IFRIC 8 'Scope of IFRS 2', IFRIC 9 'Reassessment of Embedded Derivatives' and IFRIC 10 'Interim Financial Reporting and Impairment', none of which had an impact on the Group's consolidated financial statements.

The Group has also adopted IFRS 7 'Financial Instruments: Disclosures' and the Amendment to IAS 1 'Presentation of Financial Statements – Capital Disclosures' and the disclosures required will be presented in the 2007 Annual Report.

The balance sheet at 31 December 2006 has been restated as explained in note 9 on page 50 to reflect the revised fair values of the assets and liabilities acquired on the acquisitions of Union and Hsinchu. Certain items in the cash flow statement for the year ended 31 December 2006 have been re-presented as explained in note 9.

A summary of the Group's significant accounting policies will be included in the 2007 Annual Report.

2. Segmental Information

The Group is organised on a worldwide basis into two main business segments: Wholesale Banking and Consumer Banking. The types of products and services within these segments are set out in the Financial Review. The Group's secondary reporting format comprises geographic segments, classified by the location of the customer.

By Class of Business

				2007
	Consumer Banking $million	Wholesale Banking $million	Corporate items not allocated $million	Total $million
Internal income	(77)	77	–	–
Net interest income	4,194	2,071	–	6,265
Other income	1,689	3,095	18	4,802
Operating income	5,806	5,243	18	11,067
Operating expenses	(3,393)	(2,814)	(8)	(6,215)
Operating profit before impairment losses and taxation	2,413	2,429	10	4,852
Impairment (losses)/releases on loans and advance and other credit risk provisions	(736)	(25)	–	(761)
Other impairment	–	(57)	–	(57)
Profit/(loss) from associates	–	–	1	1
Profit before taxation	1,677	2,347	11	4,035
Total assets employed**	90,238	238,408	*559	329,205
Total liabilities employed	120,213	187,355	*185	307,753
Total risk weighted assets and contingents**	63,516	108,317	–	171,833
Other segment items:				
Capital expenditure	418	208	–	626
Depreciation	136	46	–	182
Amortisation of intangible assets	68	95	–	163

				2006
	Consumer Banking $million	Wholesale Banking $million	Corporate items not allocated $million	Total $million
Internal income	(75)	75	–	–

Net interest income	3,545	1,783	–	5,328
Other income	1,214	2,065	13	3,292
Operating income	4,684	3,923	13	8,620
Operating expenses	(2,641)	(2,151)	(4)	(4,796)
Operating profit before impairment losses and taxation	2,043	1,772	9	3,824
Impairment (losses)/releases on loans and advance and other credit risk provisions	(721)	92	–	(629)
Other impairment	–	(15)	–	(15)
Profit/(loss) from associates	–	–	(2)	(2)
Profit before taxation	1,322	1,849	7	3,178
Total assets employed**	86,902	178,688	*512	266,102
Total liabilities employed	107,165	141,474	*68	248,707
Total risk weighted assets and contingents**	60,380	93,053	–	153,433
Other segment items:				
Capital expenditure	209	150	–	359
Depreciation	100	35	–	135
Amortisation of intangible assets	52	81	–	133

* As required by IAS 14, tax balances are not allocated.

** Amounts have been restated as explained in note 9 on page 50. In addition, certain assets have been reallocated between Consumer Banking and Wholesale Banking to present on a consistent basis.

2. **Segmental Information** continued

By geographic segment

The Group manages its business segments on a global basis. The operations are based in nine main geographic areas. The UK is the home country of the parent.

	2007				
	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Internal income	(81)	119	11	(58)	16
Net interest income	1,288	182	225	1,289	1,118
Fees and commissions income, net	539	233	83	227	466
Net trading income	180	80	63	(72)	330
Other operating income	142	278	77	178	171
Operating income	2,068	892	459	1,564	2,101
Operating expenses	(825)	(430)	(185)	(1,146)	(1,213)
Operating profit before impairment losses and taxation	1,243	462	274	418	888
Impairment (losses)/releases on loans and advances and other credit risk provisions	(50)	(16)	(38)	(94)	(318)
Other impairment	–	–	–	–	–
Profit/(loss) from associates	–	–	–	–	2
Profit before taxation	1,193	446	236	324	572
Loans and advances to customers – average	23,712	14,897	9,518	41,962	23,545
Net interest margins (%)	2.3	1.0	1.8	2.1	2.8
Loans and advances to customers – period end	23,364	17,172	10,027	40,229	26,048
Loans and advances to banks – period end	15,156	2,531	928	1,504	4,866
Total assets employed*	61,348	39,362	14,614	67,246	55,890
Total risk weighted assets and contingents	25,330	15,008	5,324	37,167	26,024
Capital expenditure	39	131	9	53	116

	2007				
	India $million	Middle East & Other S Asia $million	Africa $million	*Americas UK & Europe $million	Total $million
Internal income	23	(15)	20	(35)	–
Net interest income	608	873	444	238	6,265
Fees and commissions income, net	353	436	194	130	2,661
Net trading income	145	100	121	314	1,261
Other operating income	179	34	16	(195)	880
Operating income	1,308	1,428	795	452	11,067
Operating expenses	(528)	(694)	(468)	(726)	(6,215)
Operating profit before impairment losses and taxation	780	734	327	(274)	4,852
Impairment (losses)/releases on loans and advances and other credit risk provisions	(90)	(143)	(27)	15	(761)
Other impairment	–	–	(2)	(55)	(57)
Profit/(loss) from associates	–	–	–	(1)	1
Profit before taxation	690	591	298	(315)	4,035
Loans and advances to customers – average	7,611	10,679	2,437	17,059	151,420
Net interest margins (%)	4.3	4.1	5.6	0.2	2.5
Loans and advances to customers – period end	7,657	12,646	3,330	16,509	156,982
Loans and advances to banks – period end	552	1,406	371	10,365	37,679
Total assets employed*	23,209	28,617	11,132	85,890	387,308
Total risk weighted assets and contingents	12,377	16,104	3,927	37,524	178,785
Capital expenditure	138	88	45	7	626

* 'otal assets employed includes intra-group items of $58,662 million and excludes deferred tax assets of $559 million.

Americas, UK & Europe was previously called Americas, UK & Group Head Office. The business captured within this segment has not been changed. The title ıas been revised to more appropriately describe the segment.

2. Segmental Information continued

	2006				
	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Internal income	(14)	3	(2)	50	17
Net interest income	1,115	345	242	1,097	788
Fees and commissions Income, net	406	159	50	152	302
Net trading income	74	56	60	64	166
Other operating income	34	59	21	159	111
Operating income	1,615	622	371	1,522	1,384
Operating expenses	(720)	(294)	(164)	(972)	(785)
Operating profit before impairment losses and taxation	895	328	207	550	599
Impairment (losses)/releases on loans and advances and other credit risk provisions	(7)	(39)	(29)	(96)	(384)
Other impairment	–	–	–	–	(3)
(Loss)/profit from associates	–	–	–	–	(4)
Profit before taxation	888	289	178	454	208
Loans and advances to customers – average	22,859	12,976	8,671	38,986	12,261
Net interest margin (%)	2.3	1.3	2.1	1.9	3.0
Loans and advances to customers – period end*	22,037	14,626	9,199	40,029	22,858
Loans and advances to banks – period end	6,474	939	161	1,753	4,462
Total assets employed*,**	49,845	25,400	11,849	64,178	46,886
Total risk weighted assets and contingents	23,784	13,681	5,315	35,330	24,874
Capital expenditure	78	65	3	35	49

	2006				
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Europe $million	Total $million
Internal income	(17)	(7)	(10)	(20)	–
Net interest income	445	660	396	240	5,328
Fees and commissions Income, net	204	296	160	152	1,881
Net trading income	101	115	91	193	920
Other operating income	84	6	3	14	491
Operating income	817	1,070	640	579	8,620
Operating expenses	(375)	(514)	(413)	(559)	(4,796)
Operating profit before impairment losses and taxation	442	556	227	20	3,824
Impairment (losses)/releases on loans and advances and other credit risk provisions	(39)	(53)	(26)	44	(629)
Other impairment	–	–	(9)	(3)	(15)
(Loss)/profit from associates	–	–	–	2	(2)
Profit before taxation	403	503	192	63	3,178
Loans and advances to customers – average	5,876	9,531	2,397	10,415	123,972
Net interest margin (%)	3.4	3.8	5.7	0.3	2.5
Loans and advances to customers – period end*	6,242	10,509	2,536	12,458	140,494
Loans and advances to banks – period end	477	1,058	387	5,353	21,064
Total assets employed*,**	14,386	18,118	7,794	65,918	304,374
Total risk weighted assets and contingents	8,450	13,564	3,287	28,282	156,567

Capital expenditure	22	37	13	57	359

* Amounts have been restated as explained in note 9 on page 50.

** Total assets employed includes intra-group items of $38,784 million and excludes deferred tax assets of $512 million.

Apart from the entities that have been acquired in the last two years, Group central expenses have been distributed between segments in proportion to their direct costs, and the benefit of the Group's capital has been distributed between segments in proportion to their average risk weighted assets. In the year in which an acquisition is made the Group does not charge or allocate the benefit of the Group's capital. The distribution of central expenses is phased in over two years, based on an estimate of central management costs associated with the acquisition.

In 2007, corporate items not allocated to businesses relate to profits on disposal of businesses, pre-incorporation costs in China and profits from associates.

Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

Total risk weighted assets and contingents include $6,952 million (2006: $3,134 million) of balances which are netted in calculating capital ratios.

Capital expenditure comprises additions to property and equipment and software related intangibles including any post-acquisition additions made by acquired entities.

2. Segmental Information continued

The following tables set out the structure of the Group's deposits by principal geographic areas as at 31 December 2007 and 31 December 2006.

	2007				
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Non interest bearing current and demand accounts	3,838	2,310	639	91	1,818
Interest bearing current and demand accounts	22,971	8,062	2,598	13,287	18,658
Time deposits	21,734	10,892	6,608	12,172	19,529
Other deposits	32	20	208	1,223	815
Total	48,575	21,284	10,053	26,773	40,820
Deposits by banks	1,128	1,548	883	6,964	5,464
Customer accounts	47,447	19,736	9,170	19,809	35,356
	48,575	21,284	10,053	26,773	40,820
Debt securities in issue	545	2,065	792	19,701	2,830
Total	49,120	23,349	10,845	46,474	43,650

	2007				
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Europe $million	Total $million
Non interest bearing current and demand accounts	2,569	2,915	1,768	1,189	17,137
Interest bearing current and demand accounts	1,843	5,600	2,784	7,730	83,533
Time deposits	4,757	6,929	1,380	20,912	104,913
Other deposits	317	593	452	1,938	5,598
Total	9,486	16,037	6,384	31,769	211,181
Deposits by banks	585	2,039	568	9,406	28,585
Customer accounts	8,901	13,998	5,816	22,363	182,596
	9,486	16,037	6,384	31,769	211,181
Debt securities in issue	1,556	22	141	4,501	32,153
Total	11,042	16,059	6,525	36,270	243,334

	2006				
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Non interest bearing current and demand accounts	3,320	1,722	1,435	163	2,123
Interest bearing current and demand accounts	16,904	4,821	1,002	15,274	16,545
Time deposits	18,961	9,754	5,211	16,682	12,293
Other deposits	14	7	750	1,756	1,507
Total	39,199	16,304	8,398	33,875	32,468
Deposits by banks	734	1,276	597	9,297	5,869
Customer accounts	38,465	15,028	7,801	24,578	26,599
	39,199	16,304	8,398	33,875	32,468
Debt securities in issue	627	1,087	992	17,561	1,597
Total	39,826	17,391	9,390	51,436	34,065

	2006				
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Europe $million	Total $million
Non interest bearing current and demand					

a counts	2,082	3,654	1,649	894	17,042
Ir erest bearing current and demand a counts	1,456	2,985	1,585	5,529	66,101
T ne deposits	4,073	6,901	1,575	13,574	89,024
O her deposits	241	568	140	260	5,243
T tal	7,852	14,108	4,949	20,257	177,410
D posits by banks	871	1,968	323	7,187	28,122
C stomer accounts	6,981	12,140	4,626	13,070	149,288
	7,852	14,108	4,949	20,257	177,410
D bt securities in issue	932	12	171	3,820	26,799
T tal	8,784	14,120	5,120	24,077	204,209

3. Taxation

Analysis of taxation charge in the year:

	2007 $million	2006 $million
The charge for taxation based upon the profits for the year comprises:		
United Kingdom corporation tax at 30% (2006: 30%):		
Current tax on income for the year	**385**	229
Adjustments in respect of prior periods (including double taxation relief)*	**(18)**	(244)
Double taxation relief	**(385)**	(208)
Foreign tax:		
Current tax on income for the year	**1,258**	868
Adjustments in respect of prior periods*	**13**	33
Total current tax	**1,253**	678
Deferred tax:		
Origination/reversal of temporary differences	**(167)**	57
Adjustments in respect of prior periods*	**(40)**	89
Total deferred tax	**(207)**	146
Tax on profits on ordinary activities	**1,046**	824
Effective tax rate	**25.9%**	25.9%

* Re-presented to identify separately all adjustments in respect of prior periods for United Kingdom, and foreign and deferred taxation.

Overseas taxation includes taxation on Hong Kong profits of $195 million (2006: $166 million) provided at a rate of 17.5 per cent (2006: 17.5 per cent) on the profits assessable in Hong Kong. With effect from 1 April 2008, the United Kingdom corporation tax rate is to be reduced from 30 per cent to 28 per cent. As a result, deferred tax assets and liabilities have been re-measured at the reduced tax rate where the asset or liability is settled after 1 April 2008.

4. Dividends

	2007		2006	
Ordinary Equity Shares	Cents per share	$million	Cents per share	$million
Final dividend declared and paid during the period	**50.21**	**695**	45.06	595
Interim dividend declared and paid during the period	**23.12**	**324**	20.83	277
	73.33	**1,019**	65.89	872

Preference Shares		2007 $million	2006 $million
Non-cumulative irredeemable preference shares:	7 3/8 per cent preference shares of £1 each*	**15**	14
	8 1/4 per cent preference shares of £1 each*	**16**	15
Non-cumulative redeemable preference shares:	8.9 per cent preference shares of $5 each	**-**	22
	6.409 per cent preference shares of $5 each	**28**	3

* Dividends on these preference shares are treated as interest expense and accrued accordingly.

Dividends on ordinary equity and redeemable preference shares are recorded in the period in which they are declared and, in respect of the final dividend, have been approved by the shareholders. Accordingly, the final ordinary equity share dividends set out above relate to the respective prior years. The 2007 final ordinary equity share dividend of 56.23 cents per share ($793 million) will be paid in either sterling, Hong Kong dollars or US dollars on 16 May 2008 to shareholders on the UK register of members at the close of business in the UK (5.00 pm GMT) on 7 March 2008, and to shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9:00 am Hong Kong time) on 7 March 2008. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the final cash dividend. Details of this dividend will be sent to shareholders on or around 27 March 2008.

5. Earnings Per Ordinary Share

	2007			2006		
	Profit* $million	Weighted average number of shares ('000)	Per share amount cents	Profit* $million	Weighted average number of shares ('000)	Per share amount cents
Basic earnings per ordinary share	**2,813**	**1,398,747**	**201.1**	2,253	1,332,985	169.0
Effect of dilutive potential ordinary shares:						
Options	**–**	**17,048**		–	16,050	
Diluted earnings per ordinary share	**2,813**	**1,415,795**	**198.7**	2,253	1,349,035	167.0

There were no ordinary shares issued after the balance sheet date that would have significantly affected the number of ordinary shares used in the above calculations had they been issued prior to the end of the balance sheet period.

Normalised earnings per ordinary share

The Group measures earnings per share on a normalised basis. This differs from earnings defined in IAS 33, Earnings per share. The table below provides a reconciliation.

	2007 $million	2006 $million
Profit attributable to ordinary shareholders*	**2,813**	2,253
Premium and costs paid on repurchase of subordinated liabilities	**–**	4
Amortisation of intangible assets arising on business combinations	**77**	52
Profit on sale of property, plant and equipment	**(1)**	(16)
Gain on transfer of branches	**–**	(17)
Pre-incorporation costs in China	**8**	4
Net profit on sale of businesses	**(3)**	–
Profit on partial disposal of merchant acquiring business	**(15)**	–
Foreign exchange gain on repatriation of branch capital	**(109)**	–
Impairment of customer relationship intangible	**17**	–
Tax on normalised items	**(23)**	(5)
Normalised earnings	**2,764**	2,275
Normalised basic earnings per ordinary share	**197.6c**	170.7c
Normalised diluted earnings per ordinary share	**195.2c**	168.6c

* The profit amounts represent the profit attributable to ordinary shareholders and is therefore after the declaration of dividends payable to the holders of the non-cumulative redeemable preference shares (see note 4).

6. Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition. Restricted balances comprise minimum balances required to be held at central banks.

	2007 $million	2006 $million
Cash and balances at central banks	**10,175**	7,698
Less restricted balances	**(4,846)**	(3,958)
Treasury bills and other eligible bills	**6,203**	6,233
Loans and advances to banks	**32,464**	16,084
Trading securities	**11,342**	12,104
Total	**55,338**	38,161

7. Net Interest Margin and Interest Spread

	2007 %	2006 %
Net interest margin	**2.5**	2.5
Interest spread	**1.9**	2.1

	$million	$million
Average interest earning assets	**253,219**	211,486
Average interest bearing liabilities	**219,191**	188,715

8. Contingent Liabilities and Commitments

The table below shows the contract or underlying principal amounts, credit equivalent amounts and risk weighted amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk.

The credit equivalent and risk weighted amounts have been calculated in accordance with the FSA guidelines implementing the Basel Accord on capital adequacy, after taking account of collateral and guarantees received.

	2007			2006		
	Contract or underlying principal amount $million	Credit equivalent amount $million	Risk weighted amount $million	Contract or underlying principal amount $million	Credit equivalent amount $million	Risk weighted amount $million
Contingent liabilities*						
Guarantees and irrevocable letters of credit	**25,681**	**17,629**	**11,909**	18,344	12,784	9,398
Other contingent liabilities	**8,038**	**6,058**	**4,476**	9,046	7,139	5,418
	33,719	**23,687**	**16,385**	27,390	19,923	14,816
Commitments*						
Documentary credits and short term trade-related transactions	**6,504**	**1,301**	**1,102**	5,029	1,006	845
Forward asset purchases and forward deposits placed	**64**	**64**	**13**	31	31	10
Undrawn formal standby facilities, credit lines and other commitments to lend:						
One year and over	**13,888**	**6,944**	**6,079**	14,083	7,042	3,693
Less than one year	**18,260**	**–**	**–**	20,543	–	–
Unconditionally cancellable	**45,279**	**–**	**–**	29,858	–	–
	83,995	**8,309**	**7,194**	69,544	8,079	4,548

* Includes amounts relating to the Group's share of its joint ventures.

9. Restatement of Prior Periods

Acquisitions

In the consolidated balance sheet as at 31 December 2006, the fair value amounts in relation to the acquisitions of Union and Hsinchu contained some provisional balances. During the year to 31 December 2007, certain of these balances have been revised. In accordance with IFRS 3 "Business Combinations", the adjustments to the provisional balances have been made as at the date of acquisition and the 2006 balance sheet amounts restated, with a corresponding adjustment to goodwill, increasing goodwill on acquisition relating to Union and Hsinchu by $8 million to $414 million and by $93 million to $1,041 million respectively. The adjustments primarily relate to a reassessment of the value of certain loan assets, investment debt securities and retirement benefit obligations, together with associated deferred tax. The income statement for 2006 has not been restated, because any effect is immaterial.

	As reported at 2006 $million	Fair value adjustment to Union $million	Fair value adjustment to Hsinchu $million	Reclassification $million	Restated at 2006 $million
Loans and advances to customers	139,330	(10)	(20)	–	139,300
Investment securities	49,487	–	10	–	49,497
Goodwill and intangible assets	6,146	8	93	–	6,247
Property, plant and equipment	2,168	(1)	1	–	2,168
Deferred tax assets	538	3	7	(36)	512
Retirement benefit obligations	472	–	89	(8)	553
Other liabilities	11,355	–	4	(28)	11,331
Minority interests	544	–	(2)	–	542

Cash flow statement

The following items have been re-presented in the cash flow statement for the year ended 31 December 2006:

- net cash flow from operating activities increased by $254 million, and net cash from financing activities decreased by $254 million, following the separate identification of the outflow on the redemption of the preference shares of $328 million and the inflow from certain of the proceeds from the issues of ordinary share capital of $74 million, both of which were previously included in other accounts within net cash flow from operating activities;
- a reclassification within cash flow from operating activities of $782 million between other accounts and amounts written off, net of recoveries. The remaining balance of $158 million represents the non-cash income statement items relating to recoveries of acquisition fair values and discount unwind and has been re-named accordingly; and
- the purchase of own shares and the inflow from the exercise of share options has been presented on a gross basis within net cash from financing activities.

The net increase in cash and cash equivalents in the cash flow statement has been unaffected by these reclassifications.

10. Related Party Transactions

In November and December 2007, the Group entered into two vertical slice transactions to acquire a portfolio of Whistlejacket's securities, settled by a cash payment, which is net of the redemption value of the capital notes invested by the Group in the vehicle. The capital notes were exchanged at net asset value, crystallising a loss for the Group of $116 million, which is reported within 'Other operating income'. The portfolio of debt securities acquired totalled $3.4 billion and has been classified as available-for-sale. In addition to these transactions, the Group acquired $1.7 billion of assets from Whistlejacket, some of which were subsequently sold, without any significant profit and loss impact.

11. Post Balance Sheet Events

The Group announced, on 18 September 2007, the acquisition of American Express Bank Limited ("AEB"), from American Express Company for a total cash consideration equal to the net asset value of AEB at completion plus $300 million. The transaction is expected to be completed in the first quarter of 2008.

On 11 January 2008, the Group completed the acquisition of a 49 per cent stake in UTI Securities Limited, an equity brokerage firm in India.

On 11 January 2008, the Group announced the acquisition of a Korean mutual savings bank, Yeahreum Mutual Savings Bank, which is expected to be completed in the first quarter of 2008.

On 31 January 2008, the Group announced that it intended to provide liquidity to Whistlejacket subject to certain pre-conditions, one of which was that enforcement proceedings had not commenced. On 11 February 2008, Whistlejacket advised that it had breached its capital note Net Asset Value ("NAV") trigger of 50 per cent. The breach of the trigger was an enforcement event, which required the security trustee, BNY Corporate Trustee Service, to appoint a receiver to manage Whistlejacket. As a result, the proposal announced on 31 January 2008 lapsed. However the Group continued to discuss with the receiver alternative arrangements to provide liquidity. Subsequently on 20 February 2008, the Group announced that it had withdrawn the conditional proposals made to the receiver as a result of a number of factors, including the pace of continuing deterioration in the market for certain assets classes and the impracticality of completing any proposal within the confines of the receivership as it has evolved.

On 26 February 2008 a dividend of 56.23 cents per share was recommended.

12. Corporate Governance

The directors confirm that, throughout the period, the Company has complied with the provisions of Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange Limited

("HK Listing Rules"). The directors also confirm that the announcement of these results has been reviewed by the Company's Audit and Risk Committee.

13. Dealings in the Company's Listed Securities

Bedell Cristin Trustees Limited is trustee of both the 1995 Employees' Share Ownership Plan Trust ('the 1995 trust'), which is an employee benefit trust used in conjunction with some of the Group's employee share schemes, and of the Standard Chartered 2004 Employee Benefit Trust ('the 2004 trust') which is an employee benefit trust used in conjunction with the Group's deferred bonus plan. The trustee has agreed to satisfy a number of awards made under the employee share schemes and the deferred bonus plan through the relevant employee benefit trust. As part of these arrangements Group companies fund the trust, from time to time, to enable the trustee to acquire shares of the Company to satisfy these awards. All shares have been acquired through the London Stock Exchange.

During the year, the 1995 trust acquired 190,600 shares at a market price of $5 million (2206: nil). At 31 December 2007, the 1995 trust held 261,495 (2006: 2,148,874) shares of the Company. These shares are held in a pool for the benefit of participants under the Group's Restricted Share Scheme, Supplementary Restricted Share Scheme, Performance Share Plan and Executive Share Option Schemes. The purchase of these shares has been fully funded by the Group.

During the current year the 2004 trust has acquired, at market value, 351,340 (2006: 301,952) shares of the Company for an aggregate price of $10 million (2006: $9 million), which are held in a pool for the benefit of participants under the Group's deferred bonus plan. The purchase of these shares has been fully funded by the Group. At 31 December 2007, the 2004 trust held 377,270 (2006: 311,157) shares of the Company, of which none (2006: none) have vested unconditionally.

Own shares held total 638,765 at 31 December 2007 (2006: 2,460,031). The maximum number of shares held during the year was 2,526,144 (2006: 14,040,907). Except as disclosed above, neither the Company nor any of its subsidiaries has bought, sold or redeemed any securities of the Company listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2007.

Financial Calendar

Ex-dividend date	5 March 2008
Record date	7 March 2008
Expected posting to shareholders of 2007 Report and Accounts	27 March 2008
Annual General Meeting	7 May 2008
Payment date – final dividend on ordinary shares	16 May 2008

Co ies of this statement are available from:

Inv stor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or from our website on htt ://investors.standardchartered.com

Fo further information please contact:

Ro. ny Murray, Group Head of Corporate Affairs
+4 20 7280 6378

Ste hen Atkinson, Head of Investor Relations
+4 20 7280 7245

Ash a Razzaq, Head of Investor Relations, Asia Pacific
+8 2 2820 3958

Tim Baxter, Head of External Communications
+44 20 7457 5573

The following information will be available on our website

- *live webcast of the annual results analyst presentation (available from 9.45 am GMT)*
- *he archived webcast and Q/A session of analyst presentation in London (available 2 pm GMT)*
- *terviews with Peter Sands, Group Chief Executive Officer and Richard Meddings, Group Finance Director available from 8 15 am GMT.*
- *lides for the Group's presentations (available after 2pm GMT)*

Ima es of Standard Chartered are available for the media at http://www.standardchartered.com/global/mc/plib/directors_p01.html

Info nation regarding the Group's commitment to Sustainability is available at http: www.standardchartered.com/sustainability

The 007 Annual Report will be made available on the website of the Stock Exchange of Hong Kong and on our website http: investors.standardchartered.com as soon as is practicable.

Forv ard looking statements

It is ossible that this document could or may contain forward-looking statements that are based on current expectations or beliefs, as w ll as assumptions about future events. These forward-looking statements can be identified by the fact that they do not relate only o historical or current facts. Forward looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar meaning. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by ot er factors that could cause actual results, and the Group's plans and objectives, to differ materially from those expressed or implic d in the forward-looking statements.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking state nents. Among the factors that could cause actual results to differ materially from those described in the forward looking state nents are changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and intere t rates, changes in tax rates and future business combinations or dispositions.

The roup undertakes no obligation to revise or update any forward looking statement contained within this document, regardless of whet er those statements are affected as a result of new information, future events or otherwise.

END

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Time/Date	Code	Name	Headline			Source
09:56 22-Feb-08	STAN	Standard Chartered PLC	Directorate Change			RNS
08:23 20-Feb-08	STAN	Standard Chartered PLC	Whistlejacket Capital Limited			RNS
14:38 11-Feb-08	STAN	Standard Chartered PLC	Whistlejacket Capital Limited			RNS
09:30 31-Jan-08	STAN	Standard Chartered PLC	Total Voting Rights			RNS
08:15 31-Jan-08	STAN	Standard Chartered PLC	Whistlejacket Capital Limited			RNS
10:24 29-Jan-08	STAN	Standard Chartered PLC	O'seas Regulatory Announcment			RNS
13:01 28-Jan-08	STAN	Standard Chartered PLC	Holding(s) in Company			RNS
08:15 11-Jan-08	STAN	Standard Chartered PLC	Acquisition of a Company			RNS
09:53 10-Jan-08	STAN	Standard Chartered PLC	O'seas Regulatoy Announcement			RNS
07:00 02-Jan-08	STAN	Standard Chartered PLC	Total Voting Rights			RNS

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	09:56 22-Feb-08
Number	5440O

Stock Exchange Announcement
Standard Chartered PLC – Directorate Change

22 February 2008

Sir CK Chow

The Board of Directors of Standard Chartered PLC announced today that Sir CK Chow, 57, will retire from the Board with effect from the conclusion of the next Annual General Meeting on 7 May 2008. He has been a non-executive director since 1997.

Mervyn Davies, Chairman of Standard Chartered PLC, said: "Sir CK has served for more than ten years on the Board of Standard Chartered PLC and I would like to take this opportunity to thank him for his valuable contribution to the Company and wish him every success in the future. Sir CK will continue to be non-executive Chairman of Standard Chartered Bank (Hong Kong) Limited".

Sir CK Chow has confirmed that there is nothing which needs to be brought to the attention of the holders of securities of Standard Chartered PLC in respect of his retirement.

For further details please contact:

Arijit De, Head of Media Relations
Tel: +44 (0) 20 7280 7163
Arijit.De@standardchartered.com

Stephen Atkinson, Head of Investor Relations
Tel +44 (0) 20 7280 7245
Stephen.Atkinson@standardchartered.com

Note to Editors:

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered PLC, listed on both the London Stock Exchange and the Hong Kong Stock Exchange, ranks among the top 25 companies in the FTSE-100 by market capitalisation. The London-headquartered group has operated for over 150 years in some of the world's most dynamic markets, leading the way in Asia, Africa and the Middle East. Its income and the number of employees have more than doubled over the last five years primarily as a result of organic growth and supplemented by acquisitions.

Standard Chartered aspires to be the best international bank in its markets by being the right partner for its stakeholders and leading by example. The group now employs over 60,000 people, representing some 100 nationalities, in more than 1,400 branches located in over 50 countries. The bank generates more than 90 per cent of its profits from Asia, Africa and the Middle East, with balanced income derived from both Wholesale and Consumer Banking.

The group is committed to building a sustainable business over the long term and is trusted worldwide for upholding high standards of corporate governance, social responsibility, environmental protection and employee diversity. For more information, please visit: www.standardchartered.com

END

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C ›mpany	Standard Chartered PLC
T DM	STAN
H ıadline	Whistlejacket Capital Limited
R ıleased	08:23 20-Feb-08
N ımber	3581O

St ındard Chartered PLC – Whistlejacket Capital Limited

20 February 2008

Fu ther to our announcement made on 11 February 2008, Standard Chartered has withdrawn the coı ıditional proposals made to the receiver of Whistlejacket Capital Ltd ("Whistlejacket"). This is as a res ult of a number of factors, including the pace of continuing deterioration in the market for certain as: et classes and the impracticality of completing any proposal within the confines of the rec eivership as it has evolved.

Stɛ ndard Chartered is disappointed that it has been unable to find a viable solution to ensure fle› ibility for Whistlejacket due to these changes in circumstances.

Foı further details please contact:

Stɑ ndard Chartered

Ste ›hen Atkinson, Head of Investor Relations
Tel: +44 (0) 20 7280 7245
Ste] hen.Atkinson@standardchartered.com

Tim Baxter, Head of External Communications
Tel: +44 (0) 20 7457 5573
Tim Baxter@standardchartered.com

Not› to Editors:

Staı dard Chartered – leading the way in Asia, Africa and the Middle East

Star dard Chartered PLC, listed on both the London Stock Exchange and the Hong Kong Stock Excl ange, ranks among the top 25 companies in the FTSE-100 by market capitalisation. The Lonc on-headquartered group has operated for over 150 years in some of the world's most dynamic marl ets, leading the way in Asia, Africa and the Middle East. Its income and the number of emp oyees have more than doubled over the last five years primarily as a result of organic growth and ›upplemented by acquisitions.

Standard Chartered aspires to be the best international bank in its markets by being the right partner for its stakeholders and leading by example. The group now employs over 60,000 people, representing some 100 nationalities, in more than 1,400 branches located in over 50 countries. The bank generates more than 90 per cent of its profits from Asia, Africa and the Middle East, with balanced income derived from both Wholesale and Consumer Banking.

The group is committed to building a sustainable business over the long term and is trusted worldwide for upholding high standards of corporate governance, social responsibility, environmental protection and employee diversity. For more information, please visit: www.standardchartered.com

ENDS

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Whistlejacket Capital Limited
Released	14:38 11-Feb-08
Number	7487N

Standard Chartered PLC - Whistlejacket Capital Limited

11 February 2008

Further to the announcement on 31 January 2008 relating to Whistlejacket Capital Limited ("Whistlejacket"), a structured investment vehicle, Standard Chartered notes that Whistlejacket has today advised that it has breached its capital note Net Asset Value ("NAV") trigger of 50 per cent as a result of a recent fall in the market value of its assets. The breach of the NAV trigger is an enforcement event, which requires the security trustee, BNY Corporate Trustee Services Limited, to appoint a receiver to manage Whistlejacket. Standard Chartered Bank is the investment manager and sponsor of Whistlejacket.

The proposal announced by Standard Chartered on 31 January 2008 to provide liquidity was subject to certain preconditions, one of which was that enforcement proceedings had not commenced. That proposal has now lapsed as a result of the enforcement event. Standard Chartered will discuss with the receiver, once appointed, alternative arrangements to provide liquidity. Neither the enforcement event itself, nor any such future arrangements, if executed, would be expected to have a material impact on Standard Chartered's 2008 earnings or capital resources.

Richard Meddings, Group Finance Director, commented, "We continue to have confidence in the quality of Whistlejacket's assets. We remain willing to have discussions with the receiver, once appointed, and hope to find a viable solution to ensure flexibility for Whistlejacket."

For further details please contact:

Standard Chartered

Stephen Atkinson, Head of Investor Relations
Tel: +44 (0) 20 7280 7245
Stephen.Atkinson@standardchartered.com

Tim Baxter, Head of External Communications
Tel: +44 (0) 20 7457 5573
Tim.Baxter@standardchartered.com

Note to Editors:

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered PLC, listed on both the London Stock Exchange and the Hong Kong Stock Exchange, ranks among the top 25 companies in the FTSE-100 by market capitalisation. The London-headquartered group has operated for over 150 years in some of the world's most dynamic markets, leading the way in Asia, Africa and the Middle East. Its income and the number of employees have more than doubled over the last five years primarily as a result of organic growth and supplemented by acquisitions.

Standard Chartered aspires to be the best international bank in its markets by being the right partner for its stakeholders and leading by example. The group now employs over 70,000 people, representing some 100 nationalities, in more than 1,400 branches located in over 50 countries. The bank generates more than 90 per cent of its profits from Asia, Africa and the Middle East, with balanced income derived from both Wholesale and Consumer Banking.

The group is committed to building a sustainable business over the long term and is trusted worldwide for upholding high standards of corporate governance, social responsibility, environmental protection and employee diversity. For more information, please visit: www.standardchartered.com

---

This announcement includes forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results or performance of Standard Chartered PLC to be materially different from future results or performance expressed or implied by such forward-looking statements. These forward-looking statements speak only as at the date of this announcement. Standard Chartered PLC expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Standard Chartered PLC's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

-- ENDS --

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	09:30 31-Jan-08
Number	9454M

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.

At close of business on 30 January 2008 the issued share capital of Standard Chartered PLC consisted of:

99 250,000 $8^{1}/_{4}$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96 035,000 $7^{3}/_{8}$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

15,000 American Depository Shares representing 15,000 non-cumulative redeemable preference shares of US$5 each with no equity voting rights; and

1,409,672,960 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value.

Standard Chartered PLC holds no shares in Treasury.

Therefore, the total number of voting rights in Standard Chartered PLC is 352,418,240. This figure (352,418,240) may be used by shareholders to determine the percentage of voting rights (one vote for every US$2 nominal value of ordinary shares) they hold in Standard Chartered PLC and if they are required to notify their interests, or a change to their interest, in Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Whistlejacket Capital Limited
Released	08:15 31-Jan-08
Number	9394M

Standard Chartered PLC - Whistlejacket Capital Limited

31 January 2008

Standard Chartered announces proposal to provide liquidity to Whistlejacket Capital Limited

Standard Chartered today announces that it intends to provide liquidity to Whistlejacket Capital Limited ("Whistlejacket"), a structured investment vehicle ("SIV"). As the sponsor of the vehicle and as the appointed investment manager, Standard Chartered's proposed funding is intended to provide operating flexibility to Whistlejacket in the management of its high quality asset portfolio.

Under the proposal, Standard Chartered will commit to purchase commercial paper issued by Whistlejacket to meet Whistlejacket's senior obligations. Standard Chartered's commitment will not exceed the outstanding amount of Whistlejacket's commercial paper, medium term note and other senior obligations, currently USD7.15 billion. There are various pre-conditions to Standard Chartered's funding. These include a requirement that enforcement proceedings have not commenced and that certain key enforcement triggers, including the capital note Net Asset Value trigger of 50%, have been amended or removed. Standard Chartered will shortly be seeking the necessary consents from all relevant parties, including the senior debt investors, capital note holders and rating agencies. If these consents are forthcoming, Standard Chartered will provide the necessary funding.

Whistlejacket, like other SIVs, has in recent months had limited access to the short term commercial paper markets and its board has been actively pursuing a series of actions to manage its liquidity requirements, which initially included the deleveraging of the portfolio through the sale of assets, the use of repos, and more recently through offering all capital note holders the opportunity to take 'vertical slices' of the portfolio. As a result, core assets have fallen from USD18.2 billion at the end of August to USD7.15 billion as at 24 January 2008. Asset quality remains high with the weighted average rating on the portfolio being AA/Aa2 by S&P and Moody's. Existing capital note holders will continue to bear the first loss credit risk in the Whistlejacket asset portfolios.

Further to the exchange of USD140 million of capital notes for a pro-rata slice of Whistlejacket assets that Standard Chartered PLC announced in its Pre-close trading update, Standard Chartered exchanged its residual USD143 million of capital notes for a second 'vertical slice' of Whistlejacket assets during December 2007. This second representative portfolio of assets acquired amounts to approximately USD1.65 billion and is reflected in the Group's balance sheet. The 2007 earnings impact of the second slice was USD70 million. The total impact of these two 'vertical slices' resulted in a negative fair value adjustment, taken against income, of USD116 million in 2007.

As a consequence of providing liquidity through the commercial paper facility, Standard Chartered will consolidate Whistlejacket Capital Limited for accounting purposes, resulting in the remaining USD 7.15 billion of Whistlejacket's core assets being included on the Group's balance sheet.

Standard Chartered does not anticipate that the provision of the commercial paper facility will have a material impact on its 2008 earnings or capital resources. If Standard Chartered had provided this funding to Whistlejacket as at 31 December 2007, Standard Chartered Group capital ratios would have remained above its target Tier 1 and Total capital ranges. Standard Chartered remains strongly liquid and following discussions with the rating agencies, does not anticipate any effect on the Group's credit ratings.

Richard Meddings, Group Finance Director, commented, "The provision of this facility, once agreed by the investors, is the next step in resolving the funding challenge faced by Whistlejacket in the current market conditions. It also demonstrates Standard Chartered's capital and liquidity strength."

For further details please contact:

Standard Chartered

Stephen Atkinson, Head of Investor Relations
Tel: +44 (0) 20 7280 7245
Stephen.Atkinson@standardchartered.com

Arijit De, Head of Media Relations
Tel: +44 (0) 20 7280 7163
Arijit.De@standardchartered.com

Note to Editors:

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered PLC, listed on both the London Stock Exchange and the Hong Kong Stock Exchange, ranks among the top 25 companies in the FTSE-100 by market capitalisation. The London-headquartered group has operated for over 150 years in some of the world's most dynamic markets, leading the way in Asia, Africa and the Middle East. Its income and the number of employees have more than doubled over the last five years primarily as a result of organic growth and supplemented by acquisitions.

Standard Chartered aspires to be the best international bank in its markets by being the right partner for its stakeholders and leading by example. The group now employs over 60,000 people, representing some 100 nationalities, in more than 1,400 branches located in over 50 countries. The bank generates more than 90 per cent of its profits from Asia, Africa and the Middle East, with balanced income derived from both Wholesale and Consumer Banking.

The group is committed to building a sustainable business over the long term and is trusted worldwide for upholding high standards of corporate governance, social responsibility, environmental protection and employee diversity. For more information, please visit: www.standardchartered.com
This announcement includes forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results or performance of Standard Chartered PLC to be materially different from future results or performance expressed or implied by such forward-looking statements. These forward-looking statements speak only as at the date of this announcement. Standard Chartered PLC expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in

Standard Chartered PLC's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

-- ENDS --

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	O'seas Regulatory Announcment
Released	10:24 29-Jan-08
Number	7489M

The following is the text of a regulatory announcement made in Hong Kong on 28 January 2008:

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

STANDARD CHARTERED PLC
(渣打集團有限公司)
(Registered in England and Wales number 966425)
(Stock Code: 2888)

WAIVER OF CERTAIN REQUIREMENTS OF THE LISTING RULES TO ENABLE STANDARD CHARTERED PLC TO PUBLISH PRICE-SENSITIVE INFORMATION DURING BUSINESS HOURS IN HONG KONG

The Stock Exchange has granted a conditional waiver to the Company in respect of Rule 2.07C(4) such that the Company may, in circumstances when a conflict with Rule 2 of the UK Disclosure and Transparency Rules exists, publish announcements pursuant to Rule 13.09(1) of the Listing Rules during the hours of 9:00 a.m. to 4:15 p.m. on a business day in Hong Kong (the "Waiver"). The Company may, with effect from today, release an announcement in the circumstances covered by the Waiver (i) at any time during trading hours without recourse to a suspension of dealings or trading halt in the Company's securities; and (ii) during the morning EPS window of 6:00 a.m. to 9:00 a.m. without being subject to the requirement for suspension in the morning trading session. As a consequence of the Waiver, price-sensitive information can now be published by the Company any time except from 11:00 p.m. to 6:00 a.m. on a business day in Hong Kong without recourse to a trading halt or suspension.

The Waiver was sought by the Company because an announcement made pursuant to the UK Disclosure and Transparency Rules in relation to inside information would not normally require a suspension of trading in the Company's securities on the London Stock Exchange. However, if an announcement is released on the London Stock Exchange by the Company during normal trading hours in Hong Kong, the Stock Exchange would ordinarily seek to suspend trading in the securities of the Company in Hong Kong pending publication of the relevant price-sensitive information in accordance with the Listing Rules.

The impact of the Waiver for investors in Hong Kong is that trading in the Company's securities will continue in the event that an announcement containing price-sensitive information is released by the Company during normal trading hours in Hong Kong. As a result, investors in Hong Kong should consider

whether any price-sensitive information has been released during trading hours in Hong Kong prior to making an investment decision regarding the Company's securities. Announcements will be published on the Company's website at www.standardchartered.com in accordance with the Listing Rules.

The Waiver is conditional upon (i) the Company making this announcement setting out relevant details of the impact of the Waiver on the Hong Kong investing public; (ii) the Company agreeing to inform the Stock Exchange in the first instance in the event of any material change being made to the UK regime on disclosure of inside information as such information may be of material relevance to an assessment of the ongoing appropriateness of the Waiver; and (iii) the Company agreeing to comply with the relevant provisions in the event of changes to the Hong Kong regulatory regime and the Listing Rules in relation to disclosure of price-sensitive information and the Electronic Disclosure Project.

The Waiver

The Stock Exchange has granted a conditional waiver to the Company in respect of Rule 2.07C(4) such that the Company may, in circumstances when a conflict with Rule 2 of the UK Disclosure and Transparency Rules exists, publish announcements pursuant to Rule 13.09(1) of the Listing Rules during the hours of 9:00 a.m. to 4:15 p.m. on a business day in Hong Kong (the "Waiver"). The Company may, with effect from today, release an announcement in the circumstances covered by the Waiver (i) at any time during trading hours without recourse to a suspension of dealings or trading halt in the Company's securities; and (ii) during the morning EPS window of 6:00 a.m. to 9:00 a.m. without being subject to the requirement for suspension in the morning trading session. As a consequence of the Waiver, price-sensitive information can now be published by the Company any time except from 11:00 p.m. to 6:00 a.m. on a business day in Hong Kong without recourse to a trading halt or suspension.

In light of the Waiver, the Stock Exchange has also agreed to modify the application of note 5 to Rule 13.09(1), Rule 13.10 and Rule 14.37 of the Listing Rules to the Company to reflect the terms of the Waiver as explained in this announcement.

The Stock Exchange has confirmed that, under these circumstances, the Company's obligations under Rule 13.09(1) are considered discharged upon timely publication of the announcements and a suspension of trading is not necessary.

Rationale for the waiver application

The Company is a dual primary listed company whose shares are traded on both the London Stock Exchange and the Stock Exchange. The Company is subject to both (i) the UK Listing Rules, Prospectus Rules and the UK Disclosure and Transparency Rules and (ii) the Listing Rules. Neither set of rules prevails in the event of a conflict.

Under Rule 13.09(1) of the Listing Rules, the Company is required to keep the Stock Exchange, its shareholders and holders of its other listed securities informed as soon as reasonably practicable of any information relating to the group which:

(a) is necessary to enable them and the public to appraise the position of the group; or

(b) is necessary to avoid the establishment of a false market in its securities; or

(c) might be reasonably expected materially to affect market activity in and the price of its securities.

Rule 2.07C(4) of the Listing Rules states that electronic copies of announcements or notices must not be submitted to the Stock Exchange between 9:00 a.m. and 4:15 p.m. on a business day in Hong Kong for publication on the Stock Exchange's website, except in certain limited circumstances.

There is a similar general disclosure obligation under the UK Disclosure and Transparency Rules. Rule 2.2.1 of the UK Disclosure and Transparency Rules requires the Company to notify a regulatory information service as soon as possible of any inside information which directly concerns the Company. "Inside information" is defined in section 118C of the UK Financial Services and Markets Act 2000 to mean information of a precise nature which:

(a) is not generally available;

(b) relates, directly or indirectly, to one or more issuers or to one or more investments; and

(c) would, if generally available, be likely to have a significant effect on the price of the investments.

Thus, in the event that an announcement relating to inside information is released on the London Stock Exchange by the Company during normal trading hours in Hong Kong, the Stock Exchange would ordinarily seek to suspend trading in the securities of the Company pending publication of the relevant price-sensitive information in accordance with the Listing Rules.

The directors of the Company believe that a suspension of trading in the Company's securities in Hong Kong in these circumstances could give rise to a misunderstanding in the UK and adverse consequences in relation to the securities of the Company that are traded on the London Stock Exchange. Such misunderstanding or adverse consequences could arise because the short notification that is made in Hong Kong in response to a suspension in trading would only state that this was "pending the publication of an announcement in relation to price-sensitive information", leaving investors to speculate as to what that information might be.

Conversely, the result of suspending trading in the Company's securities for the whole or half of a trading day in Hong Kong pending publication of the announcement potentially puts Hong Kong investors at a disadvantage, since other investors may be able to deal in the Company's securities on the London Stock Exchange.

As a result, the Company sought and received the Waiver.

Impact of the Waiver

The impact of the Waiver for investors in Hong Kong is that trading in the Company's securities will continue in the event that an announcement containing price-sensitive information is released by the Company during normal trading hours in Hong Kong. As a result, investors in Hong Kong should consider whether any price-sensitive information has been released during trading hours in Hong Kong prior to making an investment decision regarding the Company's securities. The Waiver does not apply to announcements published in discharge of the disclosure obligations under the Listing Rules for notifiable and connected transactions. Investors can access announcements released by the Company (including those containing price-sensitive information) via the Stock Exchange's website at www.hkex.com.hk. Announcements will also be published on the Company's website at www.standardchartered.com in accordance with the Listing Rules. The Listing Rules require that, where an announcement is submitted to the Stock Exchange for publication on its website

during trading hours, publication on the Company's own website must be no later than one hour after such submission.

Conditions of the Waiver

The Waiver is conditional upon (i) the Company making this announcement setting out relevant details including a clear indication of the impact of the Waiver on the Hong Kong investing public given that the Waiver is not subject to a condition requiring there to be a trading halt immediately following any announcement under the Waiver; (ii) the Company agreeing to inform the Stock Exchange in the first instance in the event of any material change being made to the UK regime on disclosure of inside information as such information may be of material relevance to an assessment of the ongoing appropriateness of the Waiver so the Stock Exchange can evaluate the impact of any such changes and may amend or revoke the Waiver as it sees appropriate; and (iii) the Company agreeing to comply with the relevant provisions in the event of changes to the Hong Kong regulatory regime and the Listing Rules in relation to disclosure of price-sensitive information and the Electronic Disclosure Project unless the Stock Exchange agrees to amend the Waiver or grant a new waiver in the circumstances then prevailing.

General

The Waiver has been granted based on the expectation that the directors of the Company are aware of their obligations under the Listing Rules for the maintenance of an orderly market in the Company's securities and would be guided by Practice Note 11 of the Listing Rules if there was a leak of price-sensitive information, if price-sensitive information could not be disclosed, or if it would be appropriate to issue a 'warning' announcement. Further, the above modification has been granted by the Stock Exchange based on the expectation that the Company will manage its affairs in a timely manner, particularly with regard to the signing of agreements, to ensure there will be a continuous trading of its securities on the Stock Exchange save in exceptional circumstances.

The Company has confirmed to the Stock Exchange that all announcements made pursuant to Rule 13.09(1) will be made simultaneously in English and Chinese. The Stock Exchange has requested that, to ensure the smooth publication of announcements made pursuant to the Waiver, the Company is required to notify the Stock Exchange of the pending announcements and the expected times of release and submit the electronic copies of the English and Chinese versions of such announcements at least ten minutes in advance of the expected times of release.

Terms used in this announcement

"Company"	Standard Chartered PLC.
"Electronic Disclosure Project"	The straight-through electronic disclosure and the abolition of the requirement for Main Board issuers to publish paid announcements in newspapers.
"EPS"	The Stock Exchange's electronic publication system.
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC.
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
"London Stock Exchange"	London Stock Exchange plc.
"Main Board"	The main board of the Stock Exchange.
"Official List"	The list maintained by the Financial Services Authority in the UK in accordance with section 74(1) of the Financial Services and Markets Act

	2000 for the purposes of Part VI of the Financial Services and Markets Act 2000.
"PRC"	The People's Republic of China.
"Prospectus Rules"	The rules made pursuant to section 73A(4) of the Financial Services and Markets Act 2000 that are expressed to relate to transferable securities and included in the full handbook issued by the Financial Services Authority in the UK.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"UK"	The United Kingdom of Great Britain and Northern Ireland.
"UK Disclosure and Transparency Rules"	The rules made pursuant to section 73A(3) of the Financial Services and Markets Act 2000 relating to the disclosure of information in respect of financial instruments which have been admitted to trading on a regulated market or for which a request for admission to trading on such a market has been made and included in the full handbook issued by the Financial Services Authority in the UK.
"UK Listing Rules"	The rules made pursuant to section 73A(2) of the Financial Services and Markets Act 2000 that are expressed to relate to admission to the Official List and included in the full handbook issued by the Financial Services Authority in the UK.

By order of the Board
Annemarie Durbin
Group Company Secretary

Hong Kong, 28 January 2008

As at the date of this announcement, the Board of Directors of the Company comprises:

Chairman:

Mr Evan Mervyn Davies, CBE

Executive Directors:

Mr Peter Alexander Sands; Mr Gareth Richard Bullock; Mr Michael Bernard DeNoma; Mr Richard Henry Meddings; and

Independent Non-Executive Directors:

Mr John Wilfred Peace; Sir CK Chow; Mr James Frederick Trevor Dundas; Ms Valerie Frances Gooding, CBE; Mr Rudolph Harold Peter Markham; Ms Ruth Markland; Mr Sunil Bharti Mittal; Mr Paul David Skinner; Mr Oliver Henry James Stocken; and Lord Adair Turner.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	13:01 28-Jan-08
Number	6700M

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	STANDARD CHARTERED PLC

2. Reason for the notification (please state yes/no)

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	N/A
An event changing the breakdown of voting rights	N/A
Other (please specify):	N/A

3. Full name of person(s) subject to the notification obligation	Temasek Holdings (Private) Limited Fullerton Management Pte Ltd Dover Investments Pte. Ltd.
4. Full name of shareholder(s) (if different from 3).	Nortrust Nominees Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	23 January 2008
6. Date on which issuer notified:	25 January 2008
7. Threshold(s) that is/are crossed or reached:	Temasek Holdings (Private) Limited – From 18% to 19%

	Fullerton Management Pte Ltd – From 18% to 19% Dover Investments Pte. Ltd. – Above 18%
8. Notified details:	NIL

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY USD0.50 GB0004082847	253,746,053 (See (1) in Additional Information in Box 13)	63,436,513 (based on 1 voting right for every US$2.00 nominal value of shares)	NIL	NIL	67,049,304 (based on 1 voting right for every US$2.00 nominal value of shares)	NIL	19.03%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**
NIL	NIL	NIL	NIL	NIL

Total (A+B)

Number of voting rights	% of voting rights
67,049,304 (based on 1 voting right for every US$2.00 nominal value of shares)	19.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Temasek Holdings (Private) Limited (Indirect) – 268,197,219 shares (67,049,304 voting rights based on 1 voting right for every US$2.00 nominal value of shares) 19.03% (See (2) in Additional Information in Box 13) Fullerton Management Pte Ltd (Indirect) – 268,197,219 shares (67,049,304 voting rights based on 1 voting right for every US$2.00 nominal value of shares) = 19.03% (See (2) in Additional Information in Box 13) Dover Investments Pte. Ltd. (Direct) – 267,220,267 shares (66,805,066 voting rights based on 1 voting right for every US$2.00 nominal value of shares) = 18.96%

Proxy Voting:	
10. Name of the proxy holder:	NIL
11. Number of voting rights proxy holder will cease to hold:	NIL
12 Date on which proxy holder will cease to hold voting rights:	NIL

13. Additional information:	(1) The 253,746,053 shares comprise 252,769,101 shares held by Dover Investments Pte. Ltd. ("Dover") and 976,952 shares held by Cavanagh Investments Pte Ltd ("Cavanagh") as of 21 December 2007. Dover is a wholly owned subsidiary of Fullerton Management Pte Ltd ("FMPL") which is in turn a wholly owned subsidiary of Temasek Holdings (Private) Limited ("Temasek"). Cavanagh is a wholly owned subsidiary of Fullerton Financial Holdings Pte Ltd which is in turn a wholly owned subsidiary of FMPL. (2) The 268,197,219 shares (67,049,304 voting rights based on 1 voting right for every US$2.00 nominal value of shares) comprise 267,220,267 shares (66,805,066 voting rights based on 1 voting right for every US$2.00 nominal value of shares) held by Dover and 976,952 shares (244,238 voting rights based on 1 voting right for every US$2.00 nominal value of shares) held

	by Cavanagh as of 23 January 2008. (3) Notification using shares in issue figure of 1,409,669,589 (352,417,397 voting rights based on 1 voting right for every US$2.00 nominal value of shares) as at 23 January 2008.
14. Contact name:	
15. Contact telephone number:	

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	STANDARD CHARTERED PLC
Contact address (registered office for legal entities)	1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7483
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	TERRY SKIPPEN
Contact address	STANDARD CHARTERED PLC 1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7109
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	GROUP CORPORATE SECRETARIAT

C: Additional information
NIL

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition of a Company
Released	08:15 11-Jan-08
Number	5744L

Standard Chartered to acquire Yeahreum Mutual Savings Bank

Standard Chartered has entered into an agreement to acquire Yeahreum Mutual Savings Bank ("Yeahreum").

Yeahreum was established by the Korea Deposit Insurance Corporation in December 2006 by transferring good assets and liabilities from three regional mutual savings banks.

The acquisition is a unique opportunity for Standard Chartered to enter the mutual savings bank market in Korea ahead of the impending liberalisation of the financial sector through the Financial Investment Services and Capital Market Act. With over 50,000 retail customers and over 800 corporate customers, Yeahreum will enhance Standard Chartered's existing Korean consumer finance operations, broaden the current product offering and provide a presence in the economically important Jeonnam and Kyunggi provinces. The acquisition fits well into Standard Chartered's overall strategy to increase the breadth of its franchise in Korea as well its general intent to seek capability enhancing acquisitions.

Mike DeNoma, Group Executive Director responsible for Consumer Banking, said: "The acquisition of Yeahreum is a further step in our continuous investment programme in Korea and is a sign of our commitment following the acquisitions of Korea First Bank in 2005 and A Brain Co., Ltd in 2007. This broadens Standard Chartered's customer base in one of our largest markets into a business segment with strong revenue growth and returns".

The acquisition, which is subject to certain conditions, including regulatory approvals, is expected to be completed in the first quarter of 2008.

As at 30 September 2007, the gross assets of Yeahreum were approximately USD827 million.

For further details please contact:

Standard Chartered

Stephen Atkinson, Head of Investor Relations
Tel: +44 (0) 20 7280 7245
Stephen.Atkinson@uk.standardchartered.com

Arijit De, Head of Media Relations
Tel: +44 (0) 20 7280 7163
Arijit.De@in.standardchartered.com

Note to Editors:

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered PLC, listed on both the London Stock Exchange and the Hong Kong Stock Exchange, ranks among the top 25 companies in the FTSE-100 by market capitalisation. The London-headquartered group has operated for over 150 years in some of the world's most dynamic markets, leading the way in Asia, Africa and the Middle East. Its income and the number of employees have more than doubled over the last five years primarily as a result of organic growth and supplemented by acquisitions.

Standard Chartered aspires to be the best international bank in its markets by being the right partner for its stakeholders and leading by example. The group now employs over 60,000 people, representing some 100 nationalities, in more than 1,400 branches located in over 50 countries. The bank generates more than 90 per cent of its profits from Asia, Africa and the Middle East, with balanced income derived from both Wholesale and Consumer Banking.

The group is committed to building a sustainable business over the long term and is trusted worldwide for upholding high standards of corporate governance, social responsibility, environmental protection and employee diversity. For more information, please visit: www.standardchartered.com

Yeahreum Mutual Savings Bank

Created on 28th December 2006, Yeahreum comprises the amalgamated operations of three existing regional mutual savings banks which were packaged together and restructured by Korea Deposit Insurance Corporation ("KDIC"). This is the second such restructuring and sale by KDIC following the sale of Yegaram Mutual Savings Bank to Goryo Mutual Savings Bank Consortium in April 2006.

Employing 75 staff, Yeahreum operates through six branches located in two economically important provinces (Jeonnam and Kyunggi). Yeahreum has over 50,000 retail customers and over 800 corporate customers and currently provides a broad suite of products including personal loans, mortgages and SME loans.

-- ENDS --

END

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Company Standard Chartered PLC
TIDM STAN
Headline O'seas Regulatoy Announcement
Released 09:53 10-Jan-08
Number 4840L

The following is the text of a regulatory announcement made in Hong Kong on 10 January 2008:

"STANDARD CHARTERED PLC

CONTINUING CONNECTED TRANSACTIONS

The Group has in the past entered into certain continuing connected transactions for the Leasing of Premises with CapitaCommercial Trust ("CCT"). CCT is an associate of Temasek, which is a substantial shareholder of the Company, and is therefore a connected person of the Company. The Company and HSBC Institutional Trust Services (Singapore) Limited as trustee of CCT have on 10 January 2008 entered into the Framework Agreement to set out certain principles and the maximum aggregate annual value upon which such continuing connected transactions will continue for the three years ending 11 January 2011.

The Directors (including the independent non-executive Directors) are of the view that such continuing connected transactions have been and will, when conducted in accordance with the Framework Agreement, be conducted in the ordinary course of business of the Group, on normal commercial terms, and are fair and reasonable and in the interests of the shareholders of the Company as a whole.

It is expected that the value of such continuing connected transactions will not exceed the maximum aggregate annual value as provided for in the Framework Agreement and as detailed in this announcement. Accordingly under the Listing Rules, the Company only needs to include details of the continuing connected transactions in its annual reports and such transactions are not subject to independent shareholders' approval.

Background

The Group has in the past entered into continuing connected transactions with CCT for the Leasing of Premises.

Since CCT is an associate of Temasek, which is a substantial shareholder of the Company, CCT is therefore a connected person of the Company and the Leasing of Premises constitutes continuing connected transactions for the Company. The Company and HSBC Institutional Trust Services (Singapore) Limited as trustee of CCT have on 10 January 2008 entered into the Framework Agreement to set out certain principles and the maximum aggregate annual value upon which such continuing connected transactions will continue for the three years ending 11 January 2011.

Leasing of Premises

In relation to the Leasing of Premises, for the years ended 31 December 2006 and 2007, the rental and licence fees paid under relevant leases and licences amounted to USD6,445,142 and USD7,617,709, respectively. Pursuant to the Framework Agreement, the Group will continue to enter into leases and licence agreements with CCT from time to time in connection with the Leasing of Premises and rental and licence fees to be paid under such leases and licence agreements are and will be negotiated on an arm's length basis based on normal commercial terms and at the prevailing market rates. The Framework Agreement provides that such leases and licence agreements and/or the rent and other fees payable under such leases and licence agreements will not exceed a term of three years. Under the Framework Agreement, the Company and HSBC Institutional Trust Services (Singapore) Limited as trustee of CCT have agreed that for the three years ending 11 January 2009, 11 January 2010 and 11 January 2011, the maximum aggregate annual value to be paid under such leases and licences shall not exceed SGD70 million (equivalent to approximately USD49 million as at the date of this announcement). The maximum aggregate annual value has been calculated based on a significant increase in the rental rate in line with current market conditions following a recent rent review with CCT, an expansion by the Company of occupied space during 2007, and projections by the Company of new space that could be secured between 2008 and 2010. The rental and licence fees will be paid in cash on a monthly basis with no term of arrangement for payment on a deferred basis.

Reasons for the Leasing of Premises

The Group is a provider of banking services in Asia (including Singapore), Africa and the Middle East. CCT which leases the premises to the Group is a Singapore-listed commercial real estate investment trust which owns and invests in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. It is managed by CapitaCommercial Trust Management Limited, an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia. As a provider of banking services in Singapore, the Group needs to lease and obtain licences for premises for use as offices and bank branches. The Directors (including the independent non-executive Directors) are of the view that the Leasing of Premises under the Framework Agreement will be conducted in the ordinary course of business of the Group, are on normal commercial terms, and are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Requirements of the Listing Rules

The Leasing of Premises under the Framework Agreement would be treated as continuing connected transactions under Chapter 14A of the Listing Rules. It is expected that, with respect to each of the Leasing of Premises, all applicable ratio tests referred to in Rule 14.07 of the Listing Rules would, on an annual basis, be less than 2.5 per cent. Accordingly, the Framework Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 and is exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules. Details of the Framework Agreement will be included in the Company's annual reports for the years 2008 to 2010. The Company will re-comply with Rules 14A.35(3) and (4) of the Listing Rules if the abovementioned maximum aggregate annual value is exceeded or if the Framework Agreement is renewed with a material change to its terms.

Principal Business Activities of the Company and CCT

The Company, listed on both the London Stock Exchange and the Hong Kong Stock Exchange, ranks among the top 25 companies in the FTSE-100 by market capitalisation. The London-headquartered group has operated for over 150 years in some of the world's most dynamic markets, leading the way in Asia, Africa and the Middle East. Its income and the number of employees have more than doubled over the last five years primarily as a result of organic growth and supplemented by acquisitions.

Standard Chartered aspires to be the best international bank in its markets by being the right partner for its stakeholders and leading by example. The Group now employs over 60,000 people, representing some 100 nationalities, in more than 1,400 branches located in over 50 countries. The Group generates more than 90 per cent of its profits from Asia, Africa and the Middle East, with balanced income derived from both Wholesale and Consumer Banking.

CapitaCommercial Trust is Singapore's first commercial real estate investment trust which owns and invests in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. Its portfolio comprises nine prime properties in Singapore's Central Business District and Downtown Core with an asset value of SGD4.7 billion (approximately USD3.3 billion) as at 30 September 2007. CapitaCommercial Trust is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Terms Used in this Announcement

"associate"	has the meaning given in Chapter 1 of the Listing Rules.
"CapitaCommercial Trust" or "CCT"	CapitaCommercial Trust, a real estate investment trust whose units are listed on the Singapore Exchange Securities Trading Limited.
"Company"	Standard Chartered PLC.
"connected person"	has the meaning ascribed to it under the Listing Rules.
"connected transactions" and "continuing connected transactions"	have the meaning given in Chapter 14A of the Listing Rules.
"Directors"	directors of the Company.
"Framework Agreement"	the agreement entered into by the Company and HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaCommercial Trust in relation to the Leasing of Premises.
"Group"	the Company and its subsidiaries.
"Leasing of Premises"	leasing of premises (both existing and potential future space) by the Group from CapitaCommercial Trust for use as offices and bank branches.
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
"ratio tests"	has the meaning given in Chapter 14 of the Listing Rules.
"SGD"	Singapore dollars, the lawful currency of Singapore.
"substantial shareholder"	has the meaning given in Chapter 1 of the Listing Rules.
"Temasek"	Temasek Holdings (Private) Limited.
"USD"	US dollars, the lawful currency of the United States of America.

By order of the Board
Annemarie Durbin
Group Company Secretary

Hong Kong, 10 January 2008"

For further details please contact:

Standard Chartered

Stephen Atkinson, Head of Investor Relations
Tel: +44 (0) 20 7280 7245
Stephen.Atkinson@uk.standardchartered.com

Arijit De, Head of Media Relations
Tel: +44 (0) 20 7280 7163
Arijit.De@in.standardchartered.com

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	07:00 02-Jan-08
Number	8653K

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.

At close of business on 28 December 2007 the issued share capital of Standard Chartered PLC consisted of:

99,250,000 $8^1/_4$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96,035,000 $7^3/_8$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

15,000 American Depository Shares representing 15,000 non-cumulative redeemable preference shares of US$5 each with no equity voting rights; and

1,409,597,609 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value.

Standard Chartered PLC holds no shares in Treasury.

Therefore, the total number of voting rights in Standard Chartered PLC is 352,399,402. This figure (352,399,402) may be used by shareholders to determine the percentage of voting rights (one vote for every US$2 nominal value of ordinary shares) they hold in Standard Chartered PLC and if they are required to notify their interests, or a change to their interest, in Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

END

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File number: 82-5188

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Time/Date	Code	Name	Headline			Source
07:54 28-Dec-07	STAN	Standard Chartered PLC	Disposal of Business			RNS
17:03 21-Dec-07	STAN	Standard Chartered PLC	Holding(s) in Company			RNS
16:21 10-Dec-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
16:20 10-Dec-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
16:15 10-Dec-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
16:08 10-Dec-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
08:17 05-Dec-07	STAN	Standard Chartered PLC	Trading Statement			RNS
10:06 30-Nov-07	STAN	Standard Chartered PLC	Total Voting Rights			RNS
17:34 07-Nov-07	STAN	Standard Chartered PLC	Publication of Prospectus			RNS
15:23 02-Nov-07	STAN	Standard Chartered PLC	Analyst Visit			RNS

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Disposal of Business
Released	07:54 28-Dec-07
Number	7269K

STANDARD CHARTERED PLC'S CONTRACT WITH UBS FOR THE DISPOSAL OF ITS INDIA FUND MANAGEMENT BUSINESS HAS EXPIRED

28 December 2007

Standard Chartered PLC's contract with UBS for the disposal of its India fund management business has expired.

Standard Chartered PLC ("Standard Chartered") announces that its subsidiary company, Standard Chartered Bank, will not proceed with the planned disposal of its India fund management business to UBS AG ("UBS").

The Sale and Purchase Agreement that was signed with UBS in January 2007 was conditional upon UBS securing certain regulatory approvals which have not been granted.

Throughout this year, this business has continued to grow and operate normally. Standard Chartered will now seek a new buyer by reinitiating the tender process.

For further information, contact:

Stephen Atkinson, Head of Investor Relations
Tel: +44 20 7280 7245
Stephen.Atkinson@uk.standardchartered.com

Tim Baxter, Head of External Communications
Tel: + 44 (0)20 7457 5573
Tim.Baxter@uk.standardchartered.com

--- ENDS ---

Notes for Editors

Standard Chartered PLC

Standard Chartered PLC, listed on both the London Stock Exchange and the Hong Kong Stock Exchange, ranks among the top 25 companies in the FTSE-100 by market capitalisation. The London-headquartered group has operated for over 150 years in some of the world's most dynamic markets, leading the way in Asia, Africa and the Middle East. Its income and the number of employees have more than doubled over the last five years primarily as a result of organic growth and supplemented by acquisitions.

Standard Chartered aspires to be the best international bank in its markets by being the right partner for its stakeholders and leading by example. The group now employs over 60,000 people, representing some 100 nationalities, in more than 1,400 branches located in over 50 countries. The bank generates more than 90 per cent of its profits from Asia, Africa and the Middle East, with balanced income derived from both Wholesale and Consumer Banking.

The group is committed to building a sustainable business over the long term and is trusted worldwide for upholding high standards of corporate governance, social responsibility, environmental protection and employee diversity. For more information, please visit: www.standardchartered.com

UBS

UBS is one of the world's leading financial firms, serving a discerning global client base. As an organization, it combines financial strength with an international culture that embraces change. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.

UBS is the leading global wealth manager, a top tier investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.

UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 39% of its employees working in the Americas, 33% in Switzerland, 16% in the rest of Europe and 12% in Asia Pacific. UBS's financial businesses employ more than 80,000 people around the world. Its shares are listed on the SWX Swiss Stock Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

UBS Global Asset Management is one of the world's leading asset managers, providing traditional, alternative and real estate investment management solutions to private clients, financial intermediaries and institutional investors worldwide. Invested assets totalled some CHF 933 billion at 30th September 2007, making the firm one of the largest global institutional asset managers, a leading fund house in Europe and the largest mutual fund manager in Switzerland3.

UBS Global Asset Management has over 3,500 employees located in 25 countries, and our main offices are in Basel, Chicago, Frankfurt, Grand Cayman, Hartford, Hong Kong, London, Luxembourg, New York, Rio de Janeiro, Sydney, Tokyo, Toronto and Zurich.

END

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	17:03 21-Dec-07
Number	5758K

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	STANDARD CHARTERED PLC

2. Reason for the notification (please state yes/no)

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	N/A
An event changing the breakdown of voting rights	N/A
Other (please specify):	N/A

3. Full name of person(s) subject to the notification obligation	Temasek Holdings (Private) Limited Fullerton Management Pte Ltd Dover Investments Pte. Ltd.
4. Full name of shareholder(s) (if different from 3).	Nortrust Nominees Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	21 December 2007
6. Date on which issuer notified:	21 December 2007
7. Threshold(s) that is/are crossed or reached:	Temasek Holdings (Private) Limited – From 17% to 18%

	Fullerton Management Pte Ltd – From 17% to 18% Dover Investments Pte. Ltd. – Above 17%
8. Notified details:	NIL

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY USD0.50 GB0004082847	241,647,053 (See (1) in Additional Information in Box 13)	60,411,763 (based on 1 voting right for every US$2.00 nominal value of shares)	NIL	NIL	63,436,513 (based on 1 voting right for every US$2.00 nominal value of shares)	NIL	18.00%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
NIL	NIL	NIL	NIL	NIL

Total (A+B)

Number of voting rights	% of voting rights
63,436,513 (based on 1 voting right for every US$2.00 nominal value of shares)	18.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Temasek Holdings (Private) Limited (Indirect) – 253,746,053 shares (63,436,513 voting rights based on 1 voting right for every US$2.00 nominal value of shares) 18.00% (See (2) in Additional Information in Box 13) Fullerton Management Pte Ltd (Indirect) – 253,746,053 shares (63,436,513 voting rights based on 1 voting right for every US$2.00 nominal value of shares) = 18.00% (See (2) in Additional Information in Box 13) Dover Investments Pte. Ltd. (Direct) – 252,769,101 shares (63,192,275 voting rights (based on 1 voting right for every US$2.00 nominal value of shares) = 17.93%

Proxy Voting:	
10. Name of the proxy holder:	NIL
11. Number of voting rights proxy holder will cease to hold:	NIL
12 Date on which proxy holder will cease to hold voting rights:	NIL

13. Additional information:	(1) The 241,647,053 shares comprise 240,670,101 shares held by Dover Investments Pte. Ltd. ("Dover") and 976,952 shares held by Cavanagh Investments Pte Ltd ("Cavanagh") as of 13 September 2007. Dover is a wholly owned subsidiary of Fullerton Management Pte Ltd ("FMPL") which is in turn a wholly owned subsidiary of Temasek Holdings (Private) Limited ("Temasek"). Cavanagh is a wholly owned subsidiary of Fullerton Financial Holdings Pte Ltd which is in turn a wholly owned subsidiary of FMPL. (2) The 253,746,053 shares (63,436,513 voting rights based on 1 voting right for every US$2.00 nominal value of shares) comprise 252,769,101 shares (63,192,275 voting rights based on 1 voting right for every US$2.00 nominal value of shares) held by Dover and 976,952 shares (244,238 voting rights

	based on 1 voting right for every US$2.00 nominal value of shares) held by Cavanagh as of 21 December 2007. (3) Notification using shares in issue figure of 1,409,434,989 (352,358,747 voting rights based on 1 voting right for every US$2.00 nominal value of shares).
14. Contact name:	
15. Contact telephone number:	
ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES	

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	STANDARD CHARTERED PLC
Contact address (registered office for legal entities)	1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7483
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	TERRY SKIPPEN
Contact address	STANDARD CHARTERED PLC 1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7109
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	GROUP CORPORATE SECRETARIAT

C: Additional information
NIL

END



File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:21 10-Dec-07
Number	5862J

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with DTR 3.1.2R;

(ii) a disclosure made in accordance LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*
Peter Sands

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Peter Sands

8. State the nature of the transaction
Exercise of an award made under the Company's UK Sharesave Scheme and retention of resulting shares.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
2,957

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0002%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
Option price: 559.5p
Value per share upon exercise: 1918.05p

14. Date and place of transaction
London, 7 December 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
50,670 (0.0036%)

16. Date issuer informed of transaction
7 December 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
10 December 2007
END



Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:20 10-Dec-07
Number	5859J

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with DTR 3.1.2R;

(ii) a disclosure made in accordance LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*
Mike Rees

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mike Rees

8. State the nature of the transaction
Exercise of an award made under the Company's International Sharesave Scheme and retention of resulting shares.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
2,957

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0002%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
Option price: 559.5p
Value per share upon exercise: 1918.05p

14. Date and place of transaction
7 December 2007, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
211,049 (0.015%)

16. Date issuer informed of transaction
7 December 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
10 December 2007
END



Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:15 10-Dec-07
Number	5853J

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DTR 3.1.2R;

(ii) a disclosure made in accordance LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This notification relates to a transaction notified in accordance with DTR 3.1.2(R)

3. Name of *person discharging managerial responsibilities/director*
Mervyn Davies

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mervyn Davies

8. State the nature of the transaction
Exercise of an award made under the Company's UK Sharesave Scheme and retention of resulting shares.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
2,957

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0002%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
Option price: 559.5p
Value per share upon exercise: 1918.05p

14. Date and place of transaction
7 December 2007, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
24,957 (0.0018%)

16. Date issuer informed of transaction
7 December 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
10 December 2007

END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:08 10-Dec-07
Number	5846J

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with DTR 3.1.2R;
(ii) a disclosure made in accordance LR 9.8.6R(1); or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*
David Edwards

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
David Edwards

8 State the nature of the transaction
Exercise of an award made under the Company's International Sharesave and sale of resulting shares.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
1,275

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00009%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
1,275

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00009%

13. Price per *share* or value of transaction
Option price: 743p
Value per share upon exercise: 1918.05p

14. Date and place of transaction
7 December 2007, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
16,308 (0.001%)

16. Date issuer informed of transaction
7 December 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
10 December 2007
END



File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	10:06 30-Nov-07
Number	8607I

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.

At close of business on 29 November 2007 the issued share capital of Standard Chartered PLC consisted of:

99,250,000 $8^{1}/_{4}$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96,035,000 $7^{3}/_{8}$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

15,000 American Depository Shares representing 15,000 non-cumulative redeemable preference shares of US$5 each with no equity voting rights; and

1,407,531,856 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value.

Standard Chartered PLC holds no shares in Treasury.

Therefore, the total number of voting rights in Standard Chartered PLC is 351,882,964. This figure (351,882,964) may be used by shareholders to determine the percentage of voting rights (one vote for every US$2 nominal value of ordinary shares) they hold in Standard Chartered PLC and if they are required to notify their interests, or a change to their interest, in Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

END

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Publication of Prospectus
Released	17:34 07-Nov-07
Number	2405H

RNS Number:2405H
Standard Chartered PLC
07 November 2007

Standard Chartered PLC,
Standard Chartered Bank,
Standard Chartered Bank (Hong Kong) Limited and
Standard Chartered First Bank Korea Limited
7 November 2007

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

Publication of Prospectus

The following prospectus has been submitted to the UK Listing Authority and is available for viewing:

Prospectus dated 7 November 2007 relating to a US$15 billion Debt Issuance Programme with Standard Chartered PLC, Standard Chartered Bank, Standard Chartered Bank (Hong Kong) Limited and Standard Chartered First Bank Korea Limited as issuers.

To view the full document please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/2405h_-2007-11-7.pdf

For further information, please contact

Stephen Atkinson
Head of Investor Relations
1 Aldermanbury Square
London
EC2V 7SB

020 7280 7245

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained

in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes offered by the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States, as defined in Regulation S under the Securities Act. The Prospectus may not be accessed from, or transmitted in or into, the United States.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Analyst Visit
Released	15:23 02-Nov-07
Number	9555G

Standard Chartered PLC – Analyst Visit

Standard Chartered PLC
2 November 2007

Standard Chartered PLC will be hosting a sellside analyst visit to its banking operations in Singapore, Dubai and Abu Dhabi from 6 to 9 November 2007.

The visit will cover:

6 November	Group Consumer Banking
7 November	Singapore, Taiwan, Indonesia
8 November	Middle East, Islamic Banking
9 November	Pakistan

Presentation slides will be made available on Standard Chartered's website (http://investors.standardchartered.com) each day from 8.00am UK time.

As is its normal practice, Standard Chartered will issue a pre-close trading update on 5 December 2007. No comments on the Group's current trading will be made during the analyst visit.

For further questions, please contact:

Stephen Atkinson
Head of Investor Relations
+44 (0) 20 7280 7245

Piotr Zajac
Senior Manager, Investor Relations
+44 (0) 20 7280 6454

Edwin Hui
Investor Relations Manager, Asia Pacific
+852 2820 3050

END


London
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Time/Date	Code	Name	Headline			Source
11:45 31-Oct-07	STAN	Standard Chartered PLC	Holding(s) in Company			RNS
11:20 31-Oct-07	STAN	Standard Chartered PLC	Total Voting Rights			RNS
13:27 19-Oct-07	STAN	Standard Chartered PLC	Blocklisting Interim Review			RNS
17:19 17-Oct-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
11:00 16-Oct-07	STAN	Standard Chartered PLC	Acquisition of Company			RNS
16:52 10-Oct-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
16:47 10-Oct-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
16:45 10-Oct-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
16:42 10-Oct-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
16:39 10-Oct-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	11:45 31-Oct-07
Number	7133G

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	STANDARD CHARTERED PLC

2. Reason for the notification (please state yes/no)

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3).	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17 October 2007
6. Date on which issuer notified:	30 October 2007
7. Threshold(s) that is/are crossed or reached:	From 3% - 4% (L&G)
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY USD0.50 GB0004082847	47,526,644	11,881,661	57,361,033	14,340,258		4.08	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,340,258	4.08

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (14,340,258 – 4.08% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (12,426,981- 3.54% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (12,426,981- 3.54% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12 Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 350,859,855 Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to us in the form of an in-specie transfer.
14. Contact name:	
15. Contact telephone number:	

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	

Full name (including legal form for legal entities)	STANDARD CHARTERED PLC
Contact address (registered office for legal entities)	1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7483
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	TERRY SKIPPEN
Contact address	STANDARD CHARTERED PLC 1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7109
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	GROUP CORPORATE SECRETARIAT

C: Additional information

END

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File number: 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	11:20 31-Oct-07
Number	7055G

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.

At close of business on 30 October 2007 the issued share capital of Standard Chartered PLC consisted of:

99,250,000 $8^1/_4$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96,035,000 $7^3/_8$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

15,000 American Depository Shares representing 15,000 non-cumulative redeemable preference shares of US$5 each with no equity voting rights; and

1,407,108,397 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value.

Standard Chartered PLC holds no shares in Treasury.

Therefore, the total number of voting rights in Standard Chartered PLC is 351,777,099. This figure (351,777,099) may be used by shareholders to determine the percentage of voting rights (one vote for every US$2 nominal value of ordinary shares) they hold in Standard Chartered PLC and if they are required to notify their interests, or a change to their interest, in Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

END

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File number: 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Blocklisting Interim Review
Released	13:27 19-Oct-07
Number	0401G

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 19 October 2007

Name of *applicant*:		Standard Chartered PLC		
Name of scheme:		1) Savings Related Share Option Scheme 2) Executive Share Option Scheme 3) Restricted Share Scheme 4) International Sharesave Scheme 5) Performance Share Plan		
Period of return:	From:	1 January 2007	To:	30 September 2007
Balance of unallotted securities under scheme(s) from previous return:		1) 269,349 2) 3,401,516 3) 1,089,191 4) 272,534 5) Nil		
Plus: The amount by which the block scheme (s) has been increased since the date of the last return (if any increase has been applied for):		1) 5,187,497 2) 10,000,000 3) 2,250,000 4) 9,294,206 5) 1,000,000		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		1) 5,105,951 2) 7,709,618 3) 2,580,363 4) 9,109,953 5) 516,243		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1) 350,895 2) 5,691,898 3) 758,828 4) 456,787 5) 483,757		

Name of contact:	Cynthia McGibbon
Telephone number of contact:	0207 280 7483

END

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:19 17-Oct-07
Number	9052F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DTR 3.1.2R;

(ii) a disclosure made in accordance LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This notification relates to a transaction notified in accordance with DTR 3.1.2(R)

3. Name of *person discharging managerial responsibilities/director*
Mervyn Davies

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mervyn Davies

8 State the nature of the transaction
i) Exercise of an award made under the Company's Performance Share Plan and sale of resulting shares.
ii) Sale of shares.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
i) 70,575

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken

into account when calculating percentage)
0.0050%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
i) 70,575
ii) 88,000
Total: 158,575

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0011%

13. Price per *share* or value of transaction
Purchase price: nil

Sale price: 1678.813p

14. Date and place of transaction
17 October 2007, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
22,000 (0.0016%)

16. Date issuer informed of transaction
17 October 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name of authorised official of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
17 October 2007

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition of Company
Released	11:00 16-Oct-07
Number	7795F

Standard Chartered First Bank Korea Limited to acquire 80 per cent of a Korean fund administration company

Standard Chartered PLC announces that its subsidiary company, Standard Chartered First Bank Korea Limited ("SC First Bank") has entered into an agreement to acquire 80 per cent of A Brain Co., Ltd. ("ABL"), a Korean fund administration company. As part of the transaction, SC First Bank and ABL will enter into a put and call option under which ABL can sell and SC First Bank can buy the remaining 20 per cent from January 2008.

ABL is one of the top fund administration companies in Korea, focusing exclusively on fund accounting services. Its clients include many of the leading international and domestic asset management companies and institutions in Korea. The management and employees of ABL are highly respected in the industry and bring with them a wealth of experience and a strong client base.

This acquisition is part of SC First Bank's strategy to grow its Wholesale Banking business in Korea by adding new services and new customers. It fits well with the services Standard Chartered offers institutional clients in other markets.

David Edwards, President and CEO, SC First Bank said: "ABL is a great fit with SC First Bank and a positive step forward in growing our Wholesale Banking business. Bringing ABL into the SC First Bank family highlights our determination to be the leading bank for Korean businesses and financial institutions by enhancing the comprehensive financial solutions we tailor for each of our clients. As one of Korea's top employers in 2007, SC First Bank also eagerly looks forward to providing ABL employees further career opportunities as part of the larger SC First Bank and Standard Chartered global network."

Lee, Soon-Hak, CEO, ABL, said: "We are excited at the prospect of becoming part of the SC First Bank family. Combining our specialised expertise and technology with the support and international network of Standard Chartered puts us in a strong position to provide enhanced service to our customers. "

The acquisition, which is subject to certain conditions, including regulatory approvals, is expected to be completed by the end of 2007.

As at 31 March 2007, the gross assets that are the subject of the transaction were approximately USD8 million and ABL's total gross assets were approximately USD10 million.

For further details please contact:

Standard Chartered

Stephen Atkinson, Head of Investor Relations
Tel: +44 20 7280 7245
Stephen.Atkinson@uk.standardchartered.com

Ruth Naderer, Head of Investor Relations, Asia Pacific
Tel: + 852 2820 3075
Ruth.Naderer@hk.standardchartered.com

Tim Baxter, Head of External Communications
Tel: +44 (0)20 7457 5573
Tim.Baxter@uk.standardchartered.com

Note to Editors:

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered PLC, listed on both the London Stock Exchange and the Hong Kong Stock Exchange, ranks among the top 25 companies in the FTSE-100 by market capitalisation. The London-headquartered group has operated for over 150 years in some of the world's most dynamic markets, leading the way in Asia, Africa and the Middle East. Its income and the number of employees have more than doubled over the last five years primarily as a result of organic growth and supplemented by acquisitions.

Standard Chartered aspires to be the best international bank in its markets by being the right partner for its stakeholders and leading by example. The group now employs over 60,000 people, representing some 100 nationalities, in more than 1,400 branches located in over 50 countries. The bank generates more than 90 per cent of its profits from Asia, Africa and the Middle East, with balanced income derived from both Wholesale and Consumer Banking.

The group is committed to building a sustainable business over the long term and is trusted worldwide for upholding high standards of corporate governance, social responsibility, environmental protection and employee diversity. For more information, please visit: www.standardchartered.com

Standard Chartered First Bank Korea Limited

SC First Bank was formed by the merger of Korea First Bank and Standard Chartered's existing business in April 2005. SC First Bank has 368 outlets in 128 cities, having a combined customer base of over 3.5 million in retail banking and over 1,200 corporate relationships. Key businesses include Consumer Banking, primarily credit cards, mortgages, personal loans and wealth management and, Wholesale Banking, where the Bank specialises in the provision of cash management, trade finance, treasury and custody services.

A Brain Co., Ltd

First established in 1999, ABL has become one of the top fund administration firms in Korea and has a team of highly dedicated professionals that strive to provide an unparalleled quality of service to its clients.

ABL has approximately USD50 billion assets under administration.

-- ENDS --

END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:52 10-Oct-07
Number	5109F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R(1).

1. Name of the issuer

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DTR 3.1.2R;

(ii) a disclosure made in accordance LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*

T J Clarke

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

T J Clarke

8 State the nature of the transaction

Share Dividend Election

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000007%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

1525.60p

14. Date and place of transaction

10 October 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

15,708 (0.0011%)

16. Date issuer informed of transaction

10 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name of authorised official of issuer responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

10 October 2007

END

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File number: 82-3788

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:47 10-Oct-07
Number	5103F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DTR 3.1.2R;

(ii) a disclosure made in accordance LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*

T J Miller

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Computershare Company Nominees Limited

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000054%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1525.60p

14. Date and place of transaction

10 October 2007, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

100,263 (0.0071%)

16. Date issuer informed of transaction

10 October 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name of authorised official of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

10 October 2007

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:45 10-Oct-07
Number	5097F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DTR 3.1.2R;

(ii) a disclosure made in accordance LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*

R Markland

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

R Markland

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000011%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1525.60p

14. Date and place of transaction

10 October 2007, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,194 (0.00016%)

16. Date issuer informed of transaction

10 October 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name of authorised official of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

10 October 2007

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:42 10-Oct-07
Number	5093F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DTR 3.1.2R;

(ii) a disclosure made in accordance LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*

R H P Markham

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

R H P Markham

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000013%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1525.60p

14. Date and place of transaction

10 October 2007, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,425 (0.00017%)

16. Date issuer informed of transaction

10 October 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name of authorised official of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

10 October 2007

END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:39 10-Oct-07
Number	5087F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by DTR 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DTR 3.1.2R;

(ii) a disclosure made in accordance LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*

R H Meddings

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

R H Meddings

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

1,158

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000082%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1525.60p

14. Date and place of transaction

10 October 2007, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

152,312 (0.0108%)

16. Date issuer informed of transaction

10 October 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name of authorised official of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

10 October 2007

END

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Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

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Name/code: Standard Chartered
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Page 6 of 18 Prev | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | Next | >>

Time/Date	Code	Name	Headline			Source
16:37 10-Oct-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
16:34 10-Oct-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
16:34 10-Oct-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
16:29 10-Oct-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
16:26 10-Oct-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
10:27 02-Oct-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
11:37 28-Sep-07	STAN	Standard Chartered PLC	Total Voting Rights			RNS
16:06 27-Sep-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
17:58 26-Sep-07	51OX	Standard Chartered Bank	Issue of Debt			RNS
17:17 25-Sep-07	51OX	Standard Chartered Bank	Publication of Final Terms			RNS

Page 6 of 18 Prev | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | Next | >>


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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:37 10-Oct-07
Number	5083F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DTR 3.1.2R;

(ii) a disclosure made in accordance LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

Richard Goulding

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Goulding

8 State the nature of the transaction

Share Dividend Election

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000061%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

1525.60p

14. Date and place of transaction

10 October 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

130,257 (0.0093%)

16. Date issuer informed of transaction

10 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name of authorised official of issuer responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

10 October 2007

END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:34 10-Oct-07
Number	5074F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DTR 3.1.2R;

(ii) a disclosure made in accordance LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*

Lord Turner

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Lord Turner

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000028%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1525.60p

14. Date and place of transaction

10 October 2007, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

5,092 (0.00036%)

16. Date issuer informed of transaction

10 October 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name of authorised official of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

10 October 2007

END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:34 10-Oct-07
Number	5078F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DTR 3.1.2R;

(ii) a disclosure made in accordance LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*

P D Skinner

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

P D Skinner

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000018%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1525.60p

14. Date and place of transaction

10 October 2007, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

3,289 (0.00023%)

16. Date issuer informed of transaction

10 October 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name of authorised official of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

10 October 2007

END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:29 10-Oct-07
Number	5069F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DTR 3.1.2R;

(ii) a disclosure made in accordance LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*

Jaspal Bindra

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Jaspal Bindra

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000050%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1525.60p

14. Date and place of transaction

10 October 2007, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

93,314 (0.0066%)

16. Date issuer informed of transaction

10 October 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name of authorised official of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

10 October 2007

END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:26 10-Oct-07
Number	5066F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DTR 3.1.2R;

(ii) a disclosure made in accordance LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of *person discharging managerial responsibilities/director*

G R Bullock

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Rock Nominees Limited

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000048%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1525.60p

14. Date and place of transaction

10 October 2007, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

88,837 (0.0063%)

16. Date issuer informed of transaction

10 October 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name of authorised official of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

10 October 2007

END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	10:27 02-Oct-07
Number	9462E

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Viswanathan Shankar

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Viswanathan Shankar

8 State the nature of the transaction
Award of shares under the Company's International Sharesave Scheme

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
1 October 2007

18. Period during which or date on which it can be exercised
The option may be exercised within a period of six months after the third anniversary of the date of grant.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
771 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
1243.00p

22. Total number of *shares* or debentures over which options held following notification
323,153

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
2 October 2007
END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	11:37 28-Sep-07
Number	7319E

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.

At close of business on 27 September 2007 the issued share capital of Standard Chartered PLC consisted of:

99,250,000 $8^1/_4$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96,035,000 $7^3/_8$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

15,000 American Depository Shares representing 15,000 non-cumulative redeemable preference shares of US$5 each with no equity voting rights; and

1,403,439,423 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value.

Standard Chartered PLC holds no shares in Treasury.

Therefore, the total number of voting rights in Standard Chartered PLC is 350,859,855. This figure (350,859,855) may be used by shareholders to determine the percentage of voting rights (one vote for every US$2 nominal value of ordinary shares) they hold in Standard Chartered PLC and if they are required to notify their interests, or a change to their interest, in Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

END

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File number: 82-3[illegible]

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:06 27-Sep-07
Number	6583E

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a) and DR 3.1.4 R (1)(b)

3. Name of *person discharging managerial responsibilities/director*
Peter Sands

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Peter Sands

8 State the nature of the transaction
Award of shares under the Company's UK Sharesave scheme

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
26 September 2007

18. Period during which or date on which it can be exercised
The option may be exercised within a period of six months after the fifth anniversary of the date of grant.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
1,351 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
1243.00p

22. Total number of *shares* or debentures over which options held following notification
1,110,159

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
27 September 2007
END

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File number: 82-3[illegible]

Regulatory Announcement

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Company	Standard Chartered Bank
TIDM	51OX
Headline	Issue of Debt
Released	17:58 26-Sep-07
Number	5775E

Standard Chartered Bank
26 September 2007

Debt Issuance

Standard Chartered Bank ("SCB") announces that it has issued USD1,000,000,000 6.40 per cent. Dated Subordinated Notes due 2017 (the "Dollar Notes") and EUR700,000,000 5.875 per cent. Dated Subordinated Notes due 2017 (the "Euro Notes").

The Dollar Notes and Euro Notes have been issued under SCB's Debt Issuance Programme, and are rated A3/A/A by Moody's, Standard & Poor's and Fitch, respectively. Application has been made for the Dollar Notes and Euro Notes to be listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market.

The Final Terms dated 25 September 2007 relating to the Dollar Notes have been filed with the UK Listing Authority and are available for viewing.

To view the full document, please paste the following URL into the address bar of your browser:

www.rns-pdf.londonstockexchange.com/rns/4780f_-2007-9-25.pdf

The Final Terms dated 25 September 2007 relating to the Euro Notes have been filed with the UK Listing Authority and are available for viewing.

To view the full document, please paste the following URL into the address bar of your browser:

www.rns-pdf.londonstockexchange.com/rns/4815e_-2007-9-25.pdf

Stephen Atkinson
Head of Investor Relations
+44 (0) 20 7280 7245

Tim Baxter
Head of External Communications
+44 020 7457 5573

Notes:

Any price stabilisation activity will be carried out in accordance with the EU Market Abuse Directive

(2003/6/EC) and its implementing Regulation (2273/2003/EC) and the applicable International Capital Market Association recommendations. This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any securities in the capital of SCB in the United States. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended or under the securities laws of any state of the United States and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from registration is available.

END

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Regulatory Announcement

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Company	Standard Chartered Bank
TIDM	51OX
Headline	Publication of Final Terms
Released	17:17 25-Sep-07
Number	4815E

RNS Number:4815E
Standard Chartered Bank
25 September 2007

Standard Chartered Bank
25 September 2007

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLYOR INDIRECTLY, IN OR INTO THE UNITED STATES

Publication of Final Terms

The following Final Terms will shortly be submitted to the UK Listing Authority and be available for viewing: Final Terms datd 25 September 2007 relating to the intended issue of EUR 700,000,000 5.875 pe cent. Dated Subordinated Notes due 2017 on 26 September 2007.

To view the full document please paste the folowing URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/4815e_-2007-9-25.pdf

For further information, please contact
Stephen Atkinson
Head of Investor Relations
1 Aldermanbury Square
London
EC2V 7SB

020 7280 7245

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained inthe Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from theProspectus whether or not you are part of the intended addressees of the information contained therein.

This document does not constitute an offer ofsecurities for sale in the United States, nor may securities be offered or soldin the United States absent registration or an exemption from registrationas provided in the United States Securities Act of 1933 (the "Securities Act"),and the rules and regulations thereunder. The Notes offered by the Prospectus have not been and will not be registered under the Securities Act, or any relevant securities laws of any state of the United States and are subject toU.S. tax law requirements. Unless an exemption from the registration requirements is available, the Notes may not be offered, sold or delivered in the United States or to U.S. persons, as defined in Regulation S under the Securities Act. The Prospectus may not be accessed from, or transmitted.in or into, theUnited States.

Your right to access this service is conditional upon complying with the above requirement.

END

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File number! 82-5188

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

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Name/code: Standard Chartered
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Date from: 20 Nov 2006
to: 10 Mar 2008
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Time/Date	Code	Name	Headline			Source
17:06 25-Sep-07	51OX	Standard Chartered Bank	Publication of Final Terms			RNS
12:48 20-Sep-07	51OX	Standard Chartered Bank	Publication of Supplement			RNS
15:46 18-Sep-07	HMSO	Hammerson PLC	Holding(s) in Company			RNS
11:29 18-Sep-07	STAN	Standard Chartered PLC	Acquisition of Company			RNS
14:54 17-Sep-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:10 13-Sep-07	STAN	Standard Chartered PLC	Holding(s) in Company			RNS
09:29 12-Sep-07	STAN	Standard Chartered PLC	Acquisition of Company			RNS
07:00 11-Sep-07	51OX	Standard Chartered Bank	Publication of Prospectus			RNS
09:21 06-Sep-07	STAN	Standard Chartered PLC	Directorate Change			RNS
09:14 05-Sep-07	STAN	Standard Chartered PLC	Acquisition of Company			RNS

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Regulatory Announcement

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Company	Standard Chartered Bank
TIDM	51OX
Headline	Publication of Final Terms
Released	17:06 25-Sep-07
Number	4780E

RNS Number:4780E
Standard Chartered Bank
25 September 2007

Standard Chartered Bank
25 September 2007

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

Publication of Final Terms

The following Final Terms will shortly be submitted to the UK Listing Authority and be available for viewing: Final Terms dated 25 September 2007 relating to the intended issue of USD 1,000,000,000 6.40 per cent. Dated Subordinated Notes due 2017 on 26 September 2007.

To view the full document please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/4780f_-2007-9-25.pdf

For further information, please contact
Stephen Atkinson
Head of Investor Relations
1 Aldermanbury Square
London
EC2V 7SB

020 7280 7245

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

This document does not constitute an offer of securities for sale in the United States, nor may securities be offered or sold in the United States absent registration or an exemption from registration as provided in the United States Securities Act of 1933 (the "Securities Act"), and the rules and regulations thereunder. The Notes offered by the Prospectus have not been and will not be registered under the Securities Act, or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Unless an exemption from the registration requirements is available, the Notes may not

be offered, sold or delivered in the United States or to U.S. persons, as defined in Regulation S under the Securities Act. The Prospectus may not be accessed from, or transmitted in or into, the United States.

Your right to access this service is conditional upon complying with the above requirement.

File number: 82-5188

Regulatory Announcement

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Company	Standard Chartered Bank
TIDM	51OX
Headline	Publication of Supplement
Released	12:48 20-Sep-07
Number	1937E

RNS Number:1937E
Standard Chartered Bank
20 September 2007

Standard Chartered Bank
20 September 2007

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

Publication of Supplementary Prospectus

The following supplementary prospectus has been submitted to the UK Listing Authority and is available for viewing:

Supplementary Prospectus dated 20 September 2007 supplementing the Prospectus dated 10 September 2007 relating to a US$15 billion Debt Issuance Programme with Standard Chartered Bank, Standard Chartered Bank (Hong Kong) Limited and Standard Chartered First Bank Korea Limited as issuers.

To view the full document please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/1937e_-2007-9-20.pdf

For further information, please contact

Stephen Atkinson
Head of Investor Relations
1 Aldermanbury Square
London
EC2V 7SB

020 7280 7245

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are

part of the intended addressees of the information contained therein.

This document does not constitute an offer of securities for sale in the United States, nor may securities be offered or sold in the United States absent registration or an exemption from registration as provided in the United States Securities Act of 1933 (the "Securities Act"), and the rules and regulations thereunder. The Notes offered by the Prospectus have not been and will not be registered under the Securities Act, or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to US persons, as defined in Regulation S under the Securities Act. The Prospectus may not be accessed from, or transmitted in or into, the United States.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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File number: 82-5188

Regulatory Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition of Company
Released	11:29 18-Sep-07
Number	0275E

STANDARD CHARTERED TO ACQUIRE AMERICAN EXPRESS BANK

ADDING CAPABILITY AND SCALE TO THE FINANCIAL INSTITUTIONS BUSINESS AND FAST-TRACKING THE PRIVATE BANK

Standard Chartered PLC ("Standard Chartered" or the "Group") announces that it has entered into an agreement today to acquire American Express Bank Ltd. ("AEB") from American Express Company ("AXP") for a total cash consideration equal to the net asset value of AEB at completion plus USD300 million. As at 30 June 2007, this would have amounted to approximately USD860 million (GBP 431 million).

AEB is a leading international bank present in 47 countries, dedicated to serving financial institutions and high net worth customers through its global correspondent banking business and its full-service private bank. AEB's global correspondent banking business services approximately 1,700 banks in over 120 countries and its private bank services over 10,000 customers with total assets under management of around USD22.5 billion as at 31 December 2006. The acquisition, which is subject to certain conditions, including regulatory consents, is expected to be completed in the first quarter of 2008.

STRATEGIC RATIONALE

AEB provides Standard Chartered with an opportunity to add capability, scale and momentum in the strategically important Financial Institutions and Private Bank businesses. In particular, the acquisition will:

- Significantly enhance Standard Chartered's Financial Institutions transaction banking business by bringing both new client relationships and new capabilities to this key customer segment. This acquisition will double Standard Chartered's US Dollar clearing business, reinforcing its position among the leading US Dollar clearers and ranking the Group sixth globally. In addition, AEB will provide Standard Chartered with a direct Euro and Yen clearing capability. The introduction of new client relationships will also provide excellent opportunities to cross-sell Standard Chartered's broad product range.
- Fast-track the development of Standard Chartered's Private Bank. The acquisition will provide a step change to Standard Chartered's recently launched Private Bank, adding approximately USD22.5 billion of assets under management and approximately 120 relationship managers, principally located in Standard Chartered's existing footprint.
- Further deepen Standard Chartered's existing network and will provide access to a select number of new growth markets. Additionally, the acquisition will include valuable branch licences in India and Taiwan subject to regulatory approvals.
- Create significant synergy potential across business lines with pre-tax cost savings expected to total well in excess of USD100 million per annum from 2009 onwards. The business case for the acquisition is conservative and compelling even before anticipated income synergies.

FINANCIAL RATIONALE

- The total cash consideration of approximately USD860 million (GBP 431 million) represents 14.3 times AEB's annualised 2007 first half profit after tax and 1.5 times its net asset value as at 30 June 2007.

- It is expected that the acquisition will be accretive to Standard Chartered's Earnings Per Share in 2009, the first full year of ownership. It is also expected to generate a double digit Return on Investment in 2009 before the allocation of integration expenses. Assuming the acquisition had completed on 30 June 2007, Standard Chartered's capital ratios after the transaction would have remained above the target ranges for both Tier 1 and total capital.

FUNDING

Standard Chartered intends to finance the acquisition from internal cash resources and its ongoing debt funding programme.

INTEGRATION

The integration is expected to take approximately 24 months to complete. The majority of planned integration costs will be borne in the first 12 months following completion of the transaction. The benefits of combining the two businesses are expected to flow through rapidly, and will significantly enhance the earnings capacity of the acquired business.

Cost savings will principally be derived from combining IT systems and back-office operations and support function efficiencies.

In order for Standard Chartered to effect a smooth integration of AEB, it has been agreed that AXP will continue to provide certain key transitional services to AEB for a period after completion.

INFORMATION ON AEB

AEB is a wholly-owned subsidiary of AXP. Founded in 1919 and headquartered in New York, AEB has historically served as AXP's platform for its various international lending and commercial payments businesses. Today, AEB has customer relationships in over 120 countries and has an international banking platform dedicated to serving financial institutions and high net worth clients through two main businesses, the Financial Institutions Group and Private Banking. The main businesses included in the acquisition are:

- Financial Institutions Group ("FIG") – A leading global correspondent bank which provides clearing, payments and trade services to banks. FIG has 14 branches and 37 representative offices employing about 700 people. It serves approximately 1,700 banks in 120 countries providing strong and integrated US Dollar, Euro and Yen clearing capabilities.

- Private Banking ("PB") – An established full-service private banking platform which provides advisory services to high net worth individuals covering mutual funds, discretionary asset management, deposits, trust and estate planning, secured lending, FX, and fiduciary services. PB operates across five continents through seven booking centres, 20 marketing offices, and two trust companies. PB employs approximately 400 people of whom approximately 120 are relationship managers, serving more than 10,000 customers. As at 31 December 2006, PB had approximately USD22.5 billion of assets under management.

For the first six months of 2007, AEB, adjusted for excluded assets, generated profit before tax of USD49 million and profit after tax of USD30 million. For the 12 months ended 31 December 2006, AEB, on the same basis, generated profit before tax of USD50 million and profit after tax of USD31 million. For the equivalent period in 2005, AEB generated profit before tax of USD119 million and profit after tax of USD78 million.

As at 30 June 2007, the total assets of AEB, adjusted for excluded assets, were approximately USD15.5 billion and the total risk weighted assets were approximately USD7 billion. AEB employs approximately 2,300 staff with over 85 per cent in Standard Chartered's existing footprint.

As part of the transaction, Standard Chartered and AXP will enter into a put and call option under which AXP can sell and Standard Chartered can buy American Express International Deposit Company ("AEIDC") 18

months after the acquisition of AEB with the consideration payable to AXP being the net asset value of AEIDC at the time of exercise of the option. AEIDC is based in the Cayman Islands and issues short-term, fixed rate certificates of deposit, primarily to AEB customers.

The acquisition is a discloseable transaction of Standard Chartered under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and a circular containing further details of the acquisition will be sent to Standard Chartered shareholders as soon as practicable in compliance with such rules.

To the best of the knowledge, information and belief of Standard Chartered's Directors, having made all reasonable enquiry, AXP and its ultimate beneficial owner(s) are third parties, independent of Standard Chartered and connected persons or related parties of Standard Chartered.

The Directors of Standard Chartered consider the terms of the acquisition to be fair and reasonable and that the transaction is in the interests of Standard Chartered PLC and its shareholders as a whole.

Peter Sands, Group Chief Executive of Standard Chartered, said:

"We are delighted to welcome the employees and customers of American Express Bank into Standard Chartered. The acquisition will add capability and scale to two of the Group's strategically important businesses. AEB's balance sheet is highly liquid and its income is predominantly fee-based. This is a transaction which has compelling strategic and financial logic and is management accretive."

W. Richard Holmes, Chairman and Chief Executive Officer, American Express Bank Ltd., said:

"This transaction represents an exciting development for the customers and employees of American Express Bank. Becoming part of a major global financial institution whose primary focus is on international banking will afford attractive expanded opportunities for our business."

ANALYSTS BRIEFING

There will be a conference call hosted by Peter Sands, Group Chief Executive commencing 12.30pm London time today. The conference call will be webcast live on Standard Chartered's website. To access the webcast and the presentation slides, please follow this link http://investors.standardchartered.com from 12 noon London time today. A recording of the webcast and a podcast will also be available shortly after the event.

CONTACTS

Investors
Stephen Atkinson
Head of Investor Relations
+44 (0)20 7280 7245
Stephen.Atkinson@uk.standardchartered.com

Ruth Naderer
Head of Investor Relations, Asia Pacific
+ 852 2820 3075
Ruth.Naderer@hk.standardchartered.com

Press
Tim Baxter
Head of External Communications
+ 44 (0)20 7457 5573
Tim.Baxter@uk.standardchartered.com

Rita Liu
Head of Corporate Affairs, Hong Kong
+852 2820 3636
Rita.Liu@hk.standardchartered.com

Roland Rudd
Finsbury
+ 44 (0)20 7251 3801
roland.rudd@finsbury.com

Simon Moyse
Finsbury
+ 44 (0)20 7251 3801
simon.moyse@finsbury.com

Goldman Sachs International is acting as the exclusive financial advisor to the Company in connection with the acquisition of AEB.

This announcement has been issued by Standard Chartered and is the sole responsibility of Standard Chartered.

This announcement includes "forward-looking statements". All statements other than statements of historical fact included in this announcement, including, without limitation, those regarding Standard Chartered's and AEB's financial position, business strategy, plans and objectives of management for future operations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Standard Chartered or AEB, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Standard Chartered's or AEB's present and future business strategies and the environments in which Standard Chartered and AEB will operate in the future and such assumptions may or may not prove to be correct. There are a number of factors which could cause actual results, performance of Standard Chartered or AEB, or industry results to differ materially from those expressed or implied in forward-looking statements. Among the factors that could cause actual results, performance of Standard Chartered or AEB, or industry results to differ materially from those described in the forward-looking statements are Standard Chartered's ability to successfully combine the business of Standard Chartered and AEB and to realise expected synergies from that combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions: These forward-looking statements speak only as of the date of this announcement. Standard Chartered expressly disclaims any obligation (except as required by the rules of the UK Listing Authority and the London Stock Exchange or the Listing Rules of the Hong Kong Stock Exchange) or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Standard Chartered's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of Standard Chartered for the current or future financial years would necessarily match or exceed the historical published earnings per share of Standard Chartered.

Goldman Sachs International, which is authorized and regulated in the United Kingdom by the Financial Services Authority, is acting for the Company and no-one else in connection with the acquisition referred to above and will not be responsible to any person other than the Company for providing the protections afforded to clients of Goldman Sachs International, or for advising any other person in relation to such acquisition or any agreement or transaction referred to in this announcement.

BUSINESS DESCRIPTION

Standard Chartered PLC, listed on both the London Stock Exchange and the Hong Kong Stock Exchange, ranks among the top 25 companies in the FTSE-100 by market capitalisation. The London-headquartered group has operated for over 150 years in some of the world's most dynamic markets, leading the way in Asia, Africa and the Middle East. Its income and the number of employees have more than doubled over the last five years primarily as a result of organic growth and supplemented by acquisitions.
Standard Chartered aspires to be the best international bank in its markets by being the right partner for its stakeholders and leading by example. The group now employs over 60,000 people, representing some 100 nationalities, in more than 1,400 branches located in over 50 countries. The bank generates more than 90 per cent of its profits from Asia, Africa and the Middle East, with balanced income derived from both Wholesale and Consumer Banking.
The group is committed to building a sustainable business over the long term and is trusted worldwide for upholding high standards of corporate governance, social responsibility, environmental protection and employee diversity. For more information, please visit: www.standardchartered.com

American Express Bank Ltd. is the international banking subsidiary of American Express Company. Founded in 1919, it provides services to financial institutions, high net worth individuals and affluent customers through more than 75 locations in 47 countries.

END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	14:54 17-Sep-07
Number	9669D

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
David Edwards

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
David Edwards

8 State the nature of the transaction
Award of shares under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
17 September 2007

18. Period during which or date on which it can be exercised
Performance Share Plan awards may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
23,427 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
151,378

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
17 September 2007
END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	18:10 13-Sep-07
Number	8480D

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	STANDARD CHARTERED PLC

2. Reason for the notification (please state yes/no)

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	N/A
An event changing the breakdown of voting rights	N/A
Other (please specify):	N/A

3. Full name of person(s) subject to the notification obligation	Temasek Holdings (Private) Limited Fullerton Management Pte Ltd Dover Investments Pte. Ltd.
4. Full name of shareholder(s) (if different from 3).	Nortrust Nominees Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	11 September 2007
6. Date on which issuer notified:	13 September 2007
7. Threshold(s) that is/are crossed or reached:	Temasek Holdings (Private) Limited – From 16% to 17% Fullerton Management Pte Ltd – From 16% to 17%

	Dover Investments Pte. Ltd. – From 16% to 17%
8. Notified details:	NIL

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY USD0.50 GB0004082847	229,045,647 (See (1) in Additional Information in Box 13)	57,261,411 (based on 1 voting right for every US$2.00 nominal value of shares)	NIL	NIL	60,411,763 (based on 1 voting right for every US$2.00 nominal value of shares)	NIL	17.22%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
NIL	NIL	NIL	NIL	NIL

Total (A+B)

Number of voting rights	% of voting rights
60,411,763 (based on 1 voting right for every US$2.00 nominal value of shares)	17.22%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Temasek Holdings (Private) Limited (Indirect) – 241,647,053 shares (60,411,763 voting rights based on 1 voting right for every US$2.00 nominal value of shares) 17.22% (See (2) in Additional Information in Box 13) Fullerton Management Pte Ltd (Indirect) – 241,647,053 shares (60,411,763 voting rights based on 1 voting right for every US$2.00 nominal value of shares) = 17.22% (See (2) in Additional Information in Box 13) Dover Investments Pte. Ltd. (Direct) – 240,670,101 shares (60,167,525 voting rights (based on 1 voting right for every US$2.00 nominal value of shares) = 17.15%

Proxy Voting:	
10. Name of the proxy holder:	NIL
11. Number of voting rights proxy holder will cease to hold:	NIL
12 Date on which proxy holder will cease to hold voting rights:	NIL

13. Additional information:	(1) The 229,045,647 shares comprise 228,068,695 shares held by Dover Investments Pte. Ltd. ("Dover") and 976,952 shares held by Cavanagh Investments Pte Ltd ("Cavanagh") as of 31 August 2007. Dover is a wholly owned subsidiary of Fullerton Management Pte Ltd ("FMPL") which is in turn a wholly owned subsidiary of Temasek Holdings (Private) Limited ("Temasek"). Cavanagh is a wholly owned subsidiary of Fullerton Financial Holdings Pte Ltd which is in turn a wholly owned subsidiary of FMPL. (2) The 241,647,053 shares (60,411,763 voting rights based on 1 voting right for every US$2.00 nominal value of shares) comprise 240,670,101 shares (60,167,525 voting rights based on 1 voting right for every US$2.00 nominal value of shares) held by Dover and 976,952 shares (244,238 voting rights based on 1 voting right for every US$2.00 nominal value of shares) held by Cavanagh as of 13 September 2007.

	(3) Notification using shares in issue figure of 1,403,145,910 (350,786,478 voting rights based on 1 voting right for every US$2.00 nominal value of shares).
14. Contact name:	
15. Contact telephone number:	

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	STANDARD CHARTERED PLC
Contact address (registered office for legal entities)	1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7024
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	JULIE BAMFORD
Contact address	STANDARD CHARTERED PLC 1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7024
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	GROUP CORPORATE SECRETARIAT

C: Additional information

END

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File number: 82-5188

Regulatory Announcement

Go to market news section

Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition of Company
Released	09:29 12-Sep-07
Number	7187D

Standard Chartered to acquire Pembroke Group Limited

Standard Chartered has entered into an agreement to acquire Pembroke Group Limited ("Pembroke"), a well-established aircraft leasing, financing and management firm, from Medulla Asset Managers Limited. The acquisition is subject to certain regulatory consents and is expected to be completed in the final quarter of 2007.

Pembroke, based in Dublin, will provide an excellent platform for Standard Chartered to provide enhanced financing solutions and meet the growing demand for aircraft leasing in its markets across Asia, Africa and the Middle East.

Mike Rees, CEO Wholesale Banking, Standard Chartered, said: "We see many opportunities across our markets in the aviation sector, underpinned by strong air passenger growth and a continuing structural shift towards lease financing. We are now in a position to seize these opportunities, combining Pembroke's knowledge and experience with Standard Chartered's global franchise."

V. Shankar, Group Head of Client Relationships, Standard Chartered, added: "This is an exciting enhancement of our product capabilities and will serve the growing and complex demands of our airline clients, driving the growth in our transportation finance business."

Pembroke CEO, Garry Burke, commented: "We are delighted to become part of Standard Chartered. We look forward to leveraging Standard Chartered's strong relationships across some of the world's fastest growing aviation markets to drive the growth of Pembroke's business."

As at 31 December 2006, the gross assets of Pembroke were approximately USD427 million.

For further details please contact:

Standard Chartered

Stephen Atkinson, Head of Investor Relations
Tel: +44 20 7280 7245
Stephen.Atkinson@uk.standardchartered.com

Tim Baxter, Head of External Communications
Tel: +44 20 7457 5573
Tim.Baxter@uk.standardchartered.com

Notes to Editors

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered PLC is listed on both the London Stock Exchange and the Hong Kong Stock Exchange and is consistently ranked in the top 25 among FTSE-100 companies by market capitalisation.

Standard Chartered has a history of over 150 years in banking and operates in many of the world's fastest-growing markets with an extensive global network of over 1,400 branches (including subsidiaries, associates and joint ventures) in over 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas.

As one of the world's most international banks, Standard Chartered employs over 60,000 people, representing over 100 nationalities, worldwide. This diversity lies at the heart of the Bank's values and supports the Bank's growth as the world increasingly becomes one market.

With strong organic growth supported by strategic alliances and acquisitions and driven by its strengths in the balance and diversity of its business, products, geography and people, Standard Chartered is well positioned in the emerging trade corridors of Asia, Africa and the Middle East.

Standard Chartered derives over 90 per cent of profits from Asia, Africa and the Middle East. Serving both Consumer and Wholesale Banking customers worldwide, the Bank combines deep local knowledge with global capability to offer a wide range of innovative products and services as well as award-winning solutions.

Trusted across its network for its standard of governance and corporate responsibility, Standard Chartered takes a long term view of the consequences of its actions to ensure that the Bank builds a sustainable business through social inclusion, environmental protection and good governance.

Standard Chartered is also committed to all its stakeholders by living its values in its approach towards managing its people, exceeding expectations of its customers, making a difference in communities and working with regulators.

For more information on Standard Chartered, please log on to www.standardchartered.com

Pembroke Group Limited

Pembroke, founded in 1993, provides aircraft leasing, financing, management and advisory services to the Aviation industry. Pembroke has a diverse portfolio of 79 owned and managed aircraft. Pembroke currently leases to 28 operators in 18 countries across 5 continents.

For more information on Pembroke, please log on to: www.pembroke-group.com

-- ENDS --

END

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Regulatory Announcement

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Company	Standard Chartered Bank
TIDM	51OX
Headline	Publication of Prospectus
Released	07:00 11-Sep-07
Number	6262D

RNS Number:6262D
Standard Chartered Bank
10 September 2007

Standard Chartered Bank,
Standard Chartered Bank (Hong Kong) Limited and
Standard Chartered First Bank Korea Limited

10 September 2007

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

Publication of Prospectus

The following prospectus has been submitted to the UK Listing Authority and is available for viewing:

Prospectus dated 10 September 2007 relating to a US$15 billion Debt Issuance Programme with Standard Chartered Bank, Standard Chartered Bank (Hong Kong) Limited and Standard Chartered First Bank Korea Limited as issuers.

To view the full document please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/6262d_-2007-9-10.pdf

For further information, please contact

Stephen Atkinson
Head of Investor Relations
1 Aldermanbury Square
London
EC2V 7SB

020 7280 7245

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes offered by the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are

subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States, as defined in Regulation S under the Securities Act. The Prospectus may not be accessed from, or transmitted in or into, the United States.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	09:21 06-Sep-07
Number	4049D

Standard Chartered Board Changes

Kai Nargolwala

The Board of Directors of Standard Chartered PLC ("Standard Chartered", the "Company" or the "Group") announces that Kaikhushru Shiavax Nargolwala has decided to resign from the Company with effect from 6 September 2007 to pursue other career opportunities.

He steps down after a long and distinguished career with Standard Chartered having joined the Company in 1998. He has been a Director since 7 May 1999 and was responsible for the governance of Asia and the Group's Risk and Special Assets Management function.

Jaspal Bindra, a Director of Standard Chartered Bank, will expand his existing portfolio of South and South East Asia to take responsibility for growth and governance across the Asia region (excluding South Korea). Jaspal Bindra will report directly to Peter Sands, Group Chief Executive.

Responsibility for Risk and Special Assets Management will move to Gareth Bullock, Group Executive Director, in addition to his existing responsibilities for growth and governance across Africa, the Middle East, Pakistan, UK/Europe and the Americas. Gareth Bullock will continue to report to Peter Sands.

All changes take effect immediately, subject to regulatory approvals.

Mervyn Davies, Chairman of Standard Chartered PLC, said

"Kai has been a highly valued member of the Board for over eight years. We would like to thank him for his significant contribution to the Bank's success and wish him well in the future."

Peter Sands, Group Chief Executive of Standard Chartered PLC, said

"During Kai's time as Group Executive Director responsible for Asia, Standard Chartered's business in the region has grown significantly. We wish him well in his career. The Bank's strong and diverse management team will enable us to ensure a smooth leadership transition."

Notes to editors:

For Biographies of the Directors please see

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered PLC is listed on both the London Stock Exchange and the Hong Kong Stock Exchange and is consistently ranked in the top 25 among FTSE-100 companies by market capitalisation.

Standard Chartered has a history of over 150 years in banking and operates in many of the world's fastest-growing markets with an extensive global network of over 1,400 branches (including subsidiaries, associates and joint ventures) in over 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas.

As one of the world's most international banks, Standard Chartered employs over 60,000 people, representing over 100 nationalities, worldwide. This diversity lies at the heart of the Bank's values and supports the Bank's growth as the world increasingly becomes one market.

With strong organic growth supported by strategic alliances and acquisitions and driven by its strengths in the balance and diversity of its business, products, geography and people, Standard Chartered is well positioned in the emerging trade corridors of Asia, Africa and the Middle East.

Standard Chartered derives over 90 per cent of profits from Asia, Africa and the Middle East. Serving both Consumer and Wholesale Banking customers worldwide, the Bank combines deep local knowledge with global capability to offer a wide range of innovative products and services as well as award-winning solutions.

Trusted across its network for its standard of governance and corporate responsibility, Standard Chartered takes a long term view of the consequences of its actions to ensure that the Bank builds a sustainable business through social inclusion, environmental protection and good governance.

Standard Chartered is also committed to all its stakeholders by living its values in its approach towards managing its people, exceeding expectations of its customers, making a difference in communities and working with regulators.

For more information on Standard Chartered, please log on to www.standardchartered.com

Contacts

Investors

Stephen Atkinson
Head of Investor Relations
+44 (0)20 7280 7245
Stephen.Atkinson@uk.standardchartered.com

Ruth Naderer
Head of Investor Relations, Asia Pacific
+ 852 2820 3075
Ruth.Naderer@hk.standardchartered.com

Press

Tim Baxter
Head of External Communications
+ 44 (0)20 7457 5573
Tim.Baxter@uk.standardchartered.com

Rita Liu
Head of Corporate Affairs, Hong Kong
+852 2820 3636
Rita.Liu@hk.standardchartered.com

END

Regulatory Announcement

Go to market news section

Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition of Company
Released	09:14 05-Sep-07
Number	3233D

Standard Chartered to acquire Harrison Lovegrove & Co. Limited

Standard Chartered announces that it has today entered into an agreement to acquire Harrison Lovegrove & Co. Limited ("Harrison Lovegrove"). The acquisition is subject to certain regulatory consents, and is expected to be completed by late October 2007.

Harrison Lovegrove is a leading global oil and gas M&A advisory boutique, with operational offices in London, Moscow, Kuala Lumpur, Perth, Calgary and Houston and a research centre located in Washington DC. It has built up a strong reputation for offering high quality advice underpinned by an excellent technical understanding of the oil and gas industry. Harrison Lovegrove has advised on successful transactions totaling approximately USD20 billion and has represented clients from National Oil Companies and the Majors through to both large and small oil companies.

The Harrison Lovegrove business is highly complementary to Standard Chartered's existing oil and gas corporate advisory capabilities. The broader product platform of Standard Chartered will enable the combined business to offer significantly greater value to clients in a global sector, which is a key focus for Standard Chartered.

Mike Rees, CEO Wholesale Banking, said: "We are delighted to welcome the team from Harrison Lovegrove to Standard Chartered. Together, we will provide clients globally with a unique blend of strategic, financial and technical advice underpinned by our strong financial product capabilities and insights into our key geographical markets."

V. Shankar, Group Head of Client Relationships, said: "This acquisition builds substantial scale in our Corporate Finance business and further expands our capabilities in the global oil and gas sector to market leading levels. By leveraging Standard Chartered's franchise, we expect to generate significant business growth with the combined business, further adding to an already successful track record in the sector."

Martin Lovegrove, CEO of Harrison Lovegrove, said: "We very much welcome the opportunity to become part of Standard Chartered. The combined team will be one of the market leaders in banking services for the global oil and gas sector and together, we will be able to offer our clients a wide range and depth of services. Standard Chartered is the perfect fit for us."

As at 31 December 2006, the gross assets of Harrison Lovegrove were approximately USD23 million.

ENDS

For further details please contact:

Standard Chartered

Stephen Atkinson, Head of Investor Relations
Tel: +44 20 7280 7245
Stephen.Atkinson@uk.standardchartered.com

Tim Baxter, Head of External Communications
Tel: +44 20 7457 5573
Mob: +44 7889 137060
Tim.Baxter@uk.standardchartered.com

Harrison Lovegrove

James Henderson / Alisdair Haythornthwaite
Pelham Public Relations
Tel: +44 20 7743 6673 / +44 20 7743 6676

Notes to Editors

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered PLC is listed on both the London Stock Exchange and the Hong Kong Stock Exchange and is consistently ranked in the top 25 among FTSE-100 companies by market capitalisation.

Standard Chartered has a history of over 150 years in banking and operates in many of the world's fastest-growing markets with an extensive global network of over 1,400 branches (including subsidiaries, associates and joint ventures) in over 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas.

As one of the world's most international banks, Standard Chartered employs over 60,000 people, representing over 100 nationalities, worldwide. This diversity lies at the heart of the Bank's values and supports the Bank's growth as the world increasingly becomes one market.

With strong organic growth supported by strategic alliances and acquisitions and driven by its strengths in the balance and diversity of its business, products, geography and people, Standard Chartered is well positioned in the emerging trade corridors of Asia, Africa and the Middle East.

Standard Chartered derives over 90 per cent of profits from Asia, Africa and the Middle East. Serving both Consumer and Wholesale Banking customers worldwide, the Bank combines deep local knowledge with global capability to offer a wide range of innovative products and services as well as award-winning solutions.

Trusted across its network for its standard of governance and corporate responsibility, Standard Chartered takes a long term view of the consequences of its actions to ensure that the Bank builds a sustainable business through social inclusion, environmental protection and good governance.

Standard Chartered is also committed to all its stakeholders by living its values in its approach towards managing its people, exceeding expectations of its customers, making a difference in communities and working with regulators.

Harrison Lovegrove & Co. Limited

Harrison Lovegrove was established at the end of 1999. The firm focuses on advising companies on the buying and selling of upstream petroleum assets and companies.

Today, Harrison Lovegrove is the largest independent petroleum advisory firm operating outside North America. It employs 44 staff, of whom 29 are front office professionals, 13 of whom have at least ten years of business experience. The professional staff come from a range of backgrounds, including geoscience, petroleum and reservoir engineering, finance and research; 13 have worked in the upstream oil & gas industry directly. These staff are located in the firm's operational offices in London, Moscow, Kuala Lumpur, Perth, Calgary and Houston and its research centre located in Washington DC.

Since being established Harrison Lovegrove has advised on approximately USD20 billion of

successful transactions. It has been employed by 70 corporate clients, ranging from National Oil Companies through the Majors to both large and small independent oil companies. It has worked on over 90 mandates, which have covered assets lying in a total of 47 countries. As of today, it is advising on mandates covering 18 countries.

Importantly, Harrison Lovegrove has been and continues to be particularly active in the Africa and Asia-Pacific regions, markets which are focus areas for Standard Chartered.

Harrison Lovegrove is authorised and regulated by the FSA in the UK and FINRA in the United States of America.

END

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File number : 82-5180

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Time/Date	Code	Name	Headline			Source
14:20 03-Sep-07	STAN	Standard Chartered PLC	Holding(s) in Company			RNS
10:10 03-Sep-07	STAN	Standard Chartered PLC	Documents for inspection			RNS
09:58 31-Aug-07	STAN	Standard Chartered PLC	Total Voting Rights			RNS
09:01 23-Aug-07	STAN	Standard Chartered PLC	Acquisition			RNS
15:20 21-Aug-07	STAN	Standard Chartered PLC	Holding(s) in Company			RNS
10:48 17-Aug-07	51OX	Standard Chartered Bank	Publication of Prospectus			RNS
14:42 09-Aug-07	STAN	Standard Chartered PLC	Director Declaration			RNS
13:08 09-Aug-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
13:06 09-Aug-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
09:15 07-Aug-07	STAN	Standard Chartered PLC	Interim Results - Part 2 of 2			RNS

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	14:20 03-Sep-07
Number	1911D

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	STANDARD CHARTERED PLC

2. Reason for the notification (please state yes/no)

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	N/A
An event changing the breakdown of voting rights	N/A
Other (please specify):	N/A

3. Full name of person(s) subject to the notification obligation	Temasek Holdings (Private) Limited Fullerton Management Pte Ltd Dover Investments Pte. Ltd.
4. Full name of shareholder(s) (if different from 3).	Nortrust Nominees Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	29 August 2007
6. Date on which issuer notified:	31 August 2007
7. Threshold(s) that is/are crossed or reached:	Temasek Holdings (Private) Limited – From 15% to 16% Fullerton Management Pte Ltd – From 15% to 16%

	Dover Investments Pte. Ltd. – From 15% to 16%
8. Notified details:	NIL

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY USD0.50 GB0004082847	214,569,143 (See (1) in Additional Information in Box 13)	53,642,285 (based on 1 voting right for every US$2.00 nominal value of shares)	NIL	NIL	57,261,411 (based on 1 voting right for every US$2.00 nominal value of shares)	NIL	16.33%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
NIL	NIL	NIL	NIL	NIL

Total (A+B)

Number of voting rights	% of voting rights
57,261,411 (based on 1 voting right for every US$2.00 nominal value of shares)	16.33%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Temasek Holdings (Private) Limited (Indirect) – 229,045,647 shares (57,261,411 voting rights based on 1 voting right for every US$2.00 nominal value of shares) 16.33% (See (2) in Additional Information in Box 13) Fullerton Management Pte Ltd (Indirect) – 229,045,647 shares (57,261,411 voting rights based on 1 voting right for every US$2.00 nominal value of shares) = 16.33% (See (2) in Additional Information in Box 13) Dover Investments Pte. Ltd. (Direct) – 228,068,695 shares (57,017,173 voting rights (based on 1 voting right for every US$2.00 nominal value of shares) = 16.26%

Proxy Voting:	
10. Name of the proxy holder:	NIL
11. Number of voting rights proxy holder will cease to hold:	NIL
12 Date on which proxy holder will cease to hold voting rights:	NIL

13. Additional information:	(1) The 214,569,143 shares comprise 213,592,191 shares held by Dover Investments Pte. Ltd. ("Dover") and 976,952 shares held by Cavanagh Investments Pte Ltd ("Cavanagh") as of 21 August 2007. Dover is a wholly owned subsidiary of Fullerton Management Pte Ltd ("FMPL") which is in turn a wholly owned subsidiary of Temasek Holdings (Private) Limited ("Temasek"). Cavanagh is a wholly owned subsidiary of Fullerton Financial Holdings Pte Ltd which is in turn a wholly owned subsidiary of FMPL. (2) The 229,045,647 shares (57,261,411 voting rights based on 1 voting right for every US$2.00 nominal value of shares) comprise 228,068,695 shares (57,017,173 voting rights based on 1 voting right for every US$2.00 nominal value of shares) held by Dover and 976,952 shares (244,238 voting rights based on 1 voting right for every US$2.00 nominal value of shares) held by Cavanagh as of 31 August 2007. (3) Notification using shares in issue

	figure of 1,403,059,855 (350,764,963 voting rights based on 1 voting right for every US$2.00 nominal value of shares).
14. Contact name:	
15. Contact telephone number:	

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	STANDARD CHARTERED PLC
Contact address (registered office for legal entities)	1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7109
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	TERRY SKIPPEN
Contact address	STANDARD CHARTERED PLC 1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7109
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	GROUP CORPORATE SECRETARIAT

C: Additional information

END

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File number: 82-5180

Regulatory Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Documents for inspection
Released	10:10 03-Sep-07
Number	1671D

Standard Chartered PLC

3 September 2007

Copies of the Standard Chartered PLC 2007 Interim Report and 2007 Interim Dividend Circular have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END

File number: 82-5180

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	09:58 31-Aug-07
Number	0709D

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.

At close of business on 30 August 2007 the issued share capital of Standard Chartered PLC consisted of:

99,250,000 $8^1/_4$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96,035,000 $7^3/_8$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

15,000 American Depository Shares representing 15,000 non-cumulative redeemable preference shares of US$5 each with no equity voting rights; and

1,403,059,855 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value.

Standard Chartered PLC holds no shares in Treasury.

Therefore, the total number of voting rights in Standard Chartered PLC is 350,764,963. This figure (350,764,963) may be used by shareholders to determine the percentage of voting rights (one vote for every US$2 nominal value of ordinary shares) they hold in Standard Chartered PLC and if they are required to notify their interests, or a change to their interest, in Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

END

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File number : 82-3108

Regulatory Announcement

Go to market news section



Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition
Released	09:01 23-Aug-07
Number	6901C

Standard Chartered to acquire a 49 per cent stake in UTI Securities Limited

Standard Chartered announces that it has today entered into a strategic partnership ("the Transaction") with Securities Trading Corporation of India Limited ("STCI") to acquire a 49 per cent stake in UTI Securities Limited ("UTISEL"), a leading Indian brokerage house, for approximately USD36 million cash. As at 31 March 2007, the gross assets that are the subject of the Transaction were USD19 million and UTISEL's total gross assets were USD38 million.

Under the agreement, STCI and Standard Chartered have provided for necessary options to raise Standard Chartered's stake in stages to 100 per cent by 2010, subject to necessary regulatory approvals.

The acquisition, which is subject to certain conditions, including regulatory approvals, is expected to be completed by October 2007.

UTISEL is an established financial services firm in India offering broking, wealth management and investment banking services with a presence spread across 60 cities in India.

The entry into securities broking will enable Standard Chartered to broaden its product offering in Wealth Management and Private Banking within India, and the non-resident Indian (NRI) product portfolio in its footprint countries.

ENDS

For further details please contact:

Standard Chartered
Stephen Atkinson, Head of Investor Relations
Tel: (44) 20 7280 7245
Stephen.Atkinson@uk.standardchartered.com

Tim Baxter, Head of External Communications
Tel: (44) 20 7457 5573
Tim.Baxter@uk.standardchartered.com

Notes to Editors

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered PLC is listed on both the London Stock Exchange and the Hong Kong Stock Exchange and is consistently ranked in the top 25 among FTSE-100 companies by market capitalisation.

Standard Chartered has a history of over 150 years in banking and operates in many of the world's fastest-growing markets with an extensive global network of over 1,400 branches (including subsidiaries, associates and joint ventures) in over 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas.

As one of the world's most international banks, Standard Chartered employs over 60,000 people, representing over 100 nationalities, worldwide. This diversity lies at the heart of the Bank's values and supports the Bank's growth as the world increasingly becomes one market.

With strong organic growth supported by strategic alliances and acquisitions and driven by its strengths in the balance and diversity of its business, products, geography and people, Standard Chartered is well positioned in the emerging trade corridors of Asia, Africa and the Middle East.

Standard Chartered derives over 90 per cent of profits from Asia, Africa and the Middle East. Serving both Consumer and Wholesale Banking customers worldwide, the Bank combines deep local knowledge with global capability to offer a wide range of innovative products and services as well as award-winning solutions.

Trusted across its network for its standard of governance and corporate responsibility, Standard Chartered takes a long term view of the consequences of its actions to ensure that the Bank builds a sustainable business through social inclusion, environmental protection and good governance.

Standard Chartered is also committed to all its stakeholders by living its values in its approach towards managing its people, exceeding expectations of its customers, making a difference in communities and working with regulators.

Securities Trading Corporation of India

Securities Trading Corporation of India, the first Primary Dealer to be set up in India, is one of the leading bond houses in the country. STCI has recently demerged its primary dealer business into a wholly owned subsidiary, STCI Primary Dealer Ltd. The primary dealer subsidiary's core activities comprise participation, underwriting, market making and trading in Government Securities. Apart from the above, the subsidiary is an active participant in the inter-bank call money markets and Repo market and the corporate bond market. With a strong networth of Rs 9 Billion, STCI plans to actively participate in the Non-Banking Financial services segment in the country. The Company has recently started providing portfolio management services, trading in the equities market on proprietary account and distributing Mutual Fund products.

UTI Securities Limited

UTI Securities, set up in 1994, has grown from an institutional brokerage house to a full-fledged financial intermediary having nationwide presence in major cities with branches and franchisees to service a wide range of clients. The company has significant presence in institutional and retail broking, online trading (www.usectrade.com), depository services, portfolio management services, equities research, merchant banking, fixed income securities, and distribution of financial products, among others.

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	15:20 21-Aug-07
Number	5780C

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	STANDARD CHARTERED PLC

2. Reason for the notification (please state yes/no)

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	N/A
An event changing the breakdown of voting rights	N/A
Other (please specify):	N/A

3. Full name of person(s) subject to the notification obligation	Temasek Holdings (Private) Limited Fullerton Management Pte Ltd Dover Investments Pte. Ltd.
4. Full name of shareholder(s) (if different from 3).	Nortrust Nominees Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17 August 2007
6. Date on which issuer notified:	21 August 2007
7. Threshold(s) that is/are crossed or reached:	Temasek Holdings (Private) Limited – From 14% to 15% Fullerton Management Pte Ltd – From 14% to 15%

	Dover Investments Pte. Ltd. – Above 15%
8. Notified details:	NIL

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY USD0.50 GB0004082847	197,199,510 (See (1) in Additional Information in Box 13)	49,299,877 (based on 1 voting right for every US$2.00 nominal value of shares)	NIL	NIL	53,642,285 (based on 1 voting right for every US$2.00 nominal value of shares)	NIL	15.29%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
NIL	NIL	NIL	NIL	NIL

Total (A+B)

Number of voting rights	% of voting rights
53,642,285 (based on 1 voting right for every US$2.00 nominal value of shares)	15.29%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Temasek Holdings (Private) Limited (Indirect) – 214,569,143 shares (53,642,285 voting rights based on 1 voting right for every US$2.00 nominal value of shares) = 15.29% (See (2) in Additional Information in Box 13) Fullerton Management Pte Ltd (Indirect) – 214,569,143 shares (53,642,285 voting rights based on 1 voting right for every US$2.00 nominal value of shares) = 15.29% (See (2) in Additional Information in Box 13) Dover Investments Pte. Ltd. (Direct) – 213,592,191 shares (53,398,047 voting rights (based on 1 voting right for every US$2.00 nominal value of shares) = 15.22%

Proxy Voting:	
10. Name of the proxy holder:	NIL
11. Number of voting rights proxy holder will cease to hold:	NIL
12 Date on which proxy holder will cease to hold voting rights:	NIL
13. Additional information:	(1) The 197,199,510 shares comprise 196,222,558 shares held by Dover Investments Pte. Ltd. ("Dover") and 976,952 shares held by Cavanagh Investments Pte Ltd ("Cavanagh") as of 31 July 2007. Dover is a wholly owned subsidiary of Fullerton Management Pte Ltd ("FMPL") which is in turn a wholly owned subsidiary of Temasek Holdings (Private) Limited ("Temasek"). Cavanagh is a wholly owned subsidiary of Fullerton Financial Holdings Pte Ltd which is in turn a wholly owned subsidiary of FMPL. (2) The 214,569,143 shares (53,642,285 voting rights based on 1 voting right for every US$2.00 nominal value of shares) comprise 213,592,191 shares (53,398,047 voting rights based on 1 voting right for every US$2.00 nominal value of shares) held by Dover and 976,952 shares (244,238 voting rights based on 1 voting right for every US$2.00 nominal value of shares) held by Cavanagh as of 21 August 2007. (3) Notification using shares in issue figure of 1,402,962,968 (350,740,742

	voting rights based on 1 voting right for every US$2.00 nominal value of shares).
14. Contact name:	
15. Contact telephone number:	

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	STANDARD CHARTERED PLC
Contact address (registered office for legal entities)	1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7024
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	JULIE BAMFORD
Contact address	STANDARD CHARTERED PLC 1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7024
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	GROUP CORPORATE SECRETARIAT

C: Additional information

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Regulatory Announcement

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Company	Standard Chartered Bank
TIDM	51OX
Headline	Publication of Prospectus
Released	10:48 17-Aug-07
Number	3259C

RNS Number:3259C
Standard Chartered Bank
17 August 2007

Standard Chartered Bank
17 August 2007

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

Publication of Supplementary Prospectus

The following supplementary prospectus has been submitted to the UK Listing Authority and is available for viewing: Supplementary Prospectus dated 17 August 2007 supplementing the Prospectus dated 26 September 2006 relating to a US$15 billion Debt Issuance Programme with Standard Chartered Bank, Standard Chartered Bank (Hong Kong) Limited and Standard Chartered First Bank Korea Limited as issuers.

To view the full document please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/3259c_-2007-8-17.pdf

For further information, please contact
Stephen Atkinson
Head of Investor Relations
1 Aldermanbury Square
London
EC2V 7SB
020 7280 7245

Tim Baxter
Head of External Communications
1 Aldermanbury Square
London
EC2V 7SB
020 7457 5573

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in

the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes offered by the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States, as defined in Regulation S under the Securities Act. The Prospectus may not be accessed from, or transmitted in or into, the United States.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Declaration
Released	14:42 09-Aug-07
Number	8370B

Director Declaration

On 6 August 2007 Standard Chartered PLC announced the appointment of Gareth Bullock to the Board of Standard Chartered PLC (the "Company").

Pursuant to Listing Rule 9.6.13 paragraph (1), details of all directorships held in any other publicly quoted company at any time in the previous five years, are set out below:

Gareth Bullock
Spirax-Sarco Engineering plc

The Company confirms that there are no further details to be disclosed under Listing Rule 9.6.13 paragraphs (2) to (6).

9 August 2007

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Free annual report 

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	13:08 09-Aug-07
Number	8274B

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Jaspal Bindra

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Jaspal Bindra

8 State the nature of the transaction
Exercise of an option granted under the Company's Executive Share Option Scheme and sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
43,607

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0031%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
43,607

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0031%

13. Price per *share* or value of transaction
Exercise price: 935.5p

Sale price: 1688p

14. Date and place of transaction
9 August 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
92,605 (0.0066%)

16. Date issuer informed of transaction
9 August 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
9 August 2007

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	13:06 09-Aug-07
Number	8271B

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*
Mike DeNoma

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mike and Mrs DeNoma

8 State the nature of the transaction
Sale of shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
20,000

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00143%

13. Price per *share* or value of transaction
Sale price: 1688p

14. Date and place of transaction
9 August 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
139,715 (0.0091%)

16. Date issuer informed of transaction
9 August 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
9 August 2007

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File number: 82-5188

Regulatory Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Interim Results - Part 2 of 2
Released	09:15 07-Aug-07
Number	6280B

7 August 2007

TO CITY EDITORS
FOR IMMEDIATE RELEASE

STANDARD CHARTERED PLC RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007

Problem Credit Management and Provisioning

Consumer Banking

An account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days are considered delinquent. These accounts are closely monitored and subject to a collections process. An account is considered non-performing if it is 90 days past due or an individual impairment provision ("IIP") is held against it.

The process used for raising provisions is dependent on the product. For mortgages, IIPs are generally raised at 150 days past due based on the difference between the outstanding amount of the loan and the present value of the estimated future cash flows. Loan impairment for other secured loans utilises the forced sale value of the collateral without discounting if the collateral can be realised within 12 months. For unsecured products, IIP are raised for the entire outstanding amount at 150 days past due. For all products there are certain accounts, such as cases involving bankruptcy, fraud and death, where the loss recognition process is accelerated.

A portfolio impairment provision ("PIP") is held to cover the inherent risk of losses, which, although not identified, are known through experience to be present in the loan portfolio.

PIP covers both performing loans and loans overdue for less than 150 days. The provision is set with reference to past experience using flow rate methodology, as well as taking account of judgemental factors such as the economic and business environment in core markets, and the trends in a range of portfolio indicators.

The cover ratio reflects the extent to which the gross non-performing loans are covered by the individual and portfolio impairment provisions. The balance of non-performing loans uncovered by the individual impairment provisions reflects the level of collateral held and/or the estimated net value of any recoveries.

The table below sets out the total non-performing portfolios in Consumer Banking. The decrease in non-performing loans in Korea is primarily as a result of the successful exiting of SME accounts and the realisation of collateral.

The following tables set out the total non-performing portfolio in Consumer Banking:

					30.06.07
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Loans and advances					
Gross non-performing	65	87	211	372	562
Individual impairment provision	(27)	(32)	(69)	(171)	(349)
Non-performing loans net of individual impairment provision	38	55	142	201	213
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

					30.06.07
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans and advances					

Gross non-performing	56	112	32	21	1,518
Individual impairment provision	(18)	(81)	(12)	(2)	(761)
Non-performing loans net of individual impairment provision	38	31	20	19	757
Portfolio impairment provision					(408)
Net non-performing loans and advances					349
Cover ratio					77%

30.06.06

	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Loans and advances					
Gross non-performing	102	113	186	683	157
Individual impairment provision	(27)	(33)	(67)	(287)	(94)
Non-performing loans net of individual impairment provision	75	80	119	396	63
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

30.06.06

	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans and advances					
Gross non-performing	48	26	17	20	1,352
Individual impairment provision	(14)	(18)	(11)	–	(551)
Non-performing loans net of individual impairment provision	34	8	6	20	801
Portfolio impairment provision					(362)
Net non-performing loans and advances					439
Cover ratio					68%

31.12.06*

	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
					Asia Pacific
Loans and advances					
Gross non-performing	80	100	202	531	695
Individual impairment provision	(29)	(38)	(67)	(239)	(422)
Non-performing loans net of individual impairment provision	51	62	135	292	273
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

31.12.06*

	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans and advances					
Gross non-performing	48	98	24	5	1,783
Individual impairment provision	(17)	(64)	(10)	(3)	(889)
Non-performing loans net of individual impairment provision	31	34	14	2	894
Portfolio impairment provision					(428)
Net non-performing loans and advances					466
Cover ratio					74%

* Amounts have been restated as explained in note 6 on page 41.

Wholesale Banking

In Wholesale Banking, accounts or portfolios are placed on Early Alert when they display signs of weakness. Such accounts and portfolios are subject to a dedicated process with oversight involving senior Risk Officers and Group Special Asset Management ("GSAM"). Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of GSAM, the specialist recovery unit.

Loans are designated as impaired and considered non-performing where recognised weakness indicates that full payment of either interest or principal becomes questionable or as soon as payment of interest or principal is 90 days or more overdue. Impaired accounts are managed by GSAM, which is managed separately from the main businesses of the Group. Where any amount is considered uncollectable, an individual impairment provision is raised, being the difference between the loan carrying amount and the present value of estimated future cash flows. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience, and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering an element of an account against which an impairment provision has been raised, then that amount will be written off.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although not identified, are known through experience to be present in any loan portfolio. In Wholesale Banking, the portfolio impairment provision is set with reference to past experience using loss rates, and judgemental factors such as the economic environment and the trends in key portfolio indicators.

The cover ratio reflects the extent to which gross non-performing loans are covered by individual and portfolio impairment provisions. At 88 per cent, the Wholesale Banking non-performing portfolio is well covered. The balance uncovered by individual impairment provision represents the value of collateral held and/or the Group's estimate of the net value of any work-out strategy.

The following tables set out the total non-performing portfolio in Wholesale Banking:

					30.06.07
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Loans and advances					
Gross non-performing	112	33	28	38	372
Individual Impairment provision	(83)	(26)	(24)	(32)	(276)
Non-performing loans and advances net of individual impairment provision	29	7	4	6	96
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

					30.06.07
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans and advances					
Gross non-performing	27	114	102	128	954
Individual Impairment provision	(23)	(108)	(50)	(116)	(738)
Non-performing loans and advances net of individual impairment provision	4	6	52	12	216
Portfolio impairment provision					(105)

Net non-performing loans and advances	111
Cover ratio	88%

	30.06.06 Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Loans and advances					
Gross non-performing	295	113	32	125	117
Individual Impairment provision	(176)	(85)	(31)	(45)	(104)
Non-performing loans and advances net of individual impairment provision	119	28	1	80	13
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

	30.06.06				
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans and advances					
Gross non-performing	28	45	97	219	1,071
Individual Impairment provision	(23)	(30)	(57)	(204)	(755)
Non-performing loans and advances net of individual impairment provision	5	15	40	15	316
Portfolio impairment provision					(93)
Net non-performing loans and advances					223
Cover ratio					79%

	31.12.06* Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Loans and advances					
Gross non-performing	167	69	29	110	406
Individual Impairment provision	(130)	(46)	(25)	(46)	(215)
Non-performing loans and advances net of individual impairment provision	37	23	4	64	191
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

	31.12.06*				
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans and advances					
Gross non-performing	24	121	100	152	1,178
Individual Impairment provision	(22)	(111)	(58)	(151)	(804)
Non-performing loans and advances net of individual impairment provision	2	10	42	1	374
Portfolio impairment provision					(97)
Net non-performing loans and advances					277
Cover ratio					76%

* Amounts have been restated as explained in note 6 on page 41.

	30.06.07 Asia Pacific
	Other

	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Asia Pacific $million
Gross impairment charge	7	3	1	2	7
Recoveries/provisions no longer required	(21)	(3)	(1)	(3)	(1)
Net individual impairment charge/(credit)	(14)	–	–	(1)	6
Portfolio impairment provision					
Net impairment credit					

30.06.07

	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Gross impairment charge	7	5	4	2	38
Recoveries/provisions no longer required	(4)	(4)	(4)	(14)	(55)
Net individual impairment charge/(credit)	3	1	–	(12)	(17)
Portfolio impairment provision					6
Net impairment credit					(11)

30.06.06

					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Gross impairment charge	5	7	1	5	2
Recoveries/provisions no longer required	(29)	(4)	(4)	–	(3)
Net individual impairment charge/(credit)	(24)	3	(3)	5	(1)
Portfolio impairment provision					
Net impairment credit					

30.06.06

	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Gross impairment charge	1	–	13	2	36
Recoveries/provisions no longer required	(15)	(6)	(4)	(30)	(95)
Net individual impairment charge/(credit)	(14)	(6)	9	(28)	(59)
Portfolio impairment provision					3
Net impairment credit					(56)

31.12.06

					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Gross impairment charge	9	2	1	2	1
Recoveries/provisions no longer required	(21)	(2)	(4)	(3)	(8)
Net individual impairment charge/(credit)	(12)	–	(3)	(1)	(7)
Portfolio impairment provision					
Net impairment credit					

31.12.06

	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Gross impairment charge	8	10	6	5	44
Recoveries/provisions no longer required	(4)	(12)	(2)	(19)	(75)
Net individual impairment charge/(credit)	4	(2)	4	(14)	(31)
Portfolio impairment provision					(5)
Net impairment credit					(36)

Movement in Group Individual Impairment Provision

The following tables set out the movements in the Group's total individual impairment provisions against loans and advances:

30.06.07

					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Provisions held at 1 January 2007	159	84	92	285	637
Exchange translation differences	–	–	2	1	1
Amounts written off	(73)	(36)	(27)	(60)	(213)
Recoveries of acquisition fair values	–	–	–	(55)	–
Recoveries of amounts previously written off	15	6	7	–	7
Discount unwind	(2)	(4)	(2)	(13)	(12)
Other	–	–	–	(2)	(6)
New provisions	52	30	48	58	251
Recoveries/provisions no longer required	(41)	(22)	(27)	(11)	(40)
Net charge against/(credit) to profit	11	8	21	47	211
Provisions held at 30 June 2007	110	58	93	203	625

					30.06.07
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Provisions held at 1 January 2007	39	175	68	154	1,693
Exchange translation differences	3	1	2	–	10
Amounts written off	(36)	(53)	(12)	(24)	(534)
Recoveries of acquisition fair values	–	–	–	–	(55)
Recoveries of amounts previously written off	9	10	–	1	55
Discount unwind	(1)	–	–	–	(34)
Other	(2)	3	–	–	(7)
New provisions	45	80	11	1	576
Recoveries/provisions no longer required	(16)	(27)	(7)	(14)	(205)
Net charge against/(credit) to profit	29	53	4	(13)	371
Provisions held at 30 June 2007	41	189	62	118	1,499

					30.06.06
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Provisions held at 1 January 2006	279	140	96	361	179
Exchange translation differences	–	5	3	23	6
Amounts written off	(37)	(51)	(24)	(21)	(185)
Recoveries of acquisition fair values	–	–	–	(42)	–
Recoveries of amounts previously written off	30	4	6	–	9
Discount unwind	(2)	(1)	(2)	(18)	–
Other	(63)	–	–	–	–
New provisions	59	36	49	48	203
Recoveries/provisions no longer required	(63)	(15)	(30)	(19)	(14)
Net charge against/(credit) to profit	(4)	21	19	29	189
Provisions held at 30 June 2006	203	118	98	332	198

30.06.06

	India $million	Middle East & Other S Asia $million	Africa $ million	Americas UK & Group Head Office $million	Total $million
Provisions held at 1 January 2006	40	64	60	167	1,386
Exchange translation differences	(1)	(1)	(1)	6	40
Amounts written off	(33)	(33)	(6)	(4)	(394)
Recoveries of acquisition fair values	–	–	–	–	(42)
Recoveries of amounts previously written off	9	6	–	1	65
Discount unwind	–	–	(1)	(1)	(25)
Other	1	–	–	65	3
New provisions	37	27	25	2	486
Recoveries/provisions no longer required	(16)	(15)	(9)	(32)	(213)
Net charge against/(credit) to profit	21	12	16	(30)	273
Provisions held at 30 June 2006	37	48	68	204	1,306

					31.12.06*
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Provisions held at 1 July 2006	203	118	98	332	198
Exchange translation differences	–	2	3	6	2
Amounts written off	(82)	(57)	(27)	(43)	(218)
Recoveries of acquisition fair values	–	–	–	(64)	–
Recoveries of amounts previously written off	19	4	5	8	9
Acquisitions	–	–	–	–	475
Discount unwind	–	(1)	(2)	(14)	(7)
Other	–	–	–	14	1
New provisions	67	35	45	83	200
Recoveries/provisions no longer required	(48)	(17)	(30)	(37)	(23)
Net charge against/(credit) to profit	19	18	15	46	177
Provisions held at 31 December 2006	159	84	92	285	637

					31.12.06*
	India $million	Middle East & Other S Asia $million	Africa $ million	Americas UK & Group Head Office $million	Total $million
Provisions held at 1 July 2006	37	48	68	204	1,306
Exchange translation differences	2	(1)	–	3	17
Amounts written off	(31)	(55)	(11)	(44)	(568)
Recoveries of acquisition fair values	–	–	–	–	(64)
Recoveries of amounts previously written off	8	6	2	2	63
Acquisitions	–	143	–	–	618
Discount unwind	(1)	–	(1)	(1)	(27)
Other	–	–	–	2	17
New provisions	39	52	19	7	547
Recoveries/provisions no longer required	(15)	(18)	(9)	(19)	(216)
Net charge against/(credit) to profit	24	34	10	(12)	331

Provisions held at

31 December 2006	39	175	68	154	1,693

* Amounts have been restated as explained in note 6 on page 41.

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

The GRC approves country risk and delegates the setting and management of country limits to the Deputy Group Chief Risk Officer.

The business and Country Chief Executive Officers manage exposures within these limits and policies. Countries designated as higher risk are subject to increased central monitoring.

Cross border assets comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit, and other negotiable paper and investment securities, where the counterparty is resident in a country other than that where the cross border assets are recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

Cross border exposure to countries in which the Group does not have a significant presence is predominantly in relation to money market and global corporate activity. The business is originated in the Group's key markets, but is conducted with counterparties domiciled in the country against which the exposure is reported.

The following table, based on the Bank of England Cross Border Reporting ("CE") guidelines, shows the Group's cross border assets including acceptances where they exceed one per cent of the Group's total assets.

	30.06.07				30.06.06			
	Public sector $million	Banks $million	Other $million	Total $million	Public sector $million	Banks $million	Other $million	Total $million
Hong Kong	**5**	**739**	**5,424**	**6,168**	1	480	3,846	4,327
USA	**1,839**	**1,496**	**2,770**	**6,105**	881	540	2,673	4,094
India	**5**	**1,570**	**3,596**	**5,171**	2	1,028	1,652	2,682
Korea	**6**	**1,209**	**4,020**	**5,235**	14	1,500	2,854	4,368
Singapore	**–**	**1,012**	**2,923**	**3,935**	–	716	2,132	2,848
Australia	**–**	**–**	**–**	**–**	–	2,667	259	2,926
France	**–**	**–**	**–**	**–**	137	2,530	214	2,881
China	**–**	**–**	**–**	**–**	57	1,073	1,322	2,452

	31.12.06			
	Public sector $million	Banks $million	Other $million	Total $million
Hong Kong	4	576	4,531	5,111
USA	1,194	1,027	2,895	5,116
India	3	1,335	2,585	3,923
Korea	8	1,029	3,439	4,476
Singapore	–	584	3,471	4,055
Australia	–	2,794	258	3,052
France	62	3,591	167	3,820
China	94	1,055	1,571	2,720
Dubai	–	1,504	1,413	2,917

Market Risk

The Group recognises market risk as the exposure created by potential changes in market prices and rates. The Group is exposed to market risk arising principally from customer driven transactions.

Market risk is governed by the GRC, which agrees policies and levels of risk appetite in terms of Value at Risk ("VaR"). The Group Market Risk Committee ("GMRC") provides market risk oversight and guidance on policy setting. Policies cover both trading and non-trading books of the Group. The trading book is defined as per the FSA Handbook BIPRU. Limits by location and portfolio are proposed by the businesses within the terms of agreed policy.

Group Market Risk ("GMR") approves the limits within delegated authorities and monitors exposures against these limits. Additional limits are placed on specific instruments and currency concentrations where appropriate. Sensitivity measures are used in addition to VaR as risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other variables that determine the options' value.

VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained. GMR complements the VaR measurement by regularly stress testing market risk exposures to highlight potential risk that may arise from extreme market

events that are rare but plausible.

Stress testing is an integral part of the market risk management framework and considers both historical market events and forward looking scenarios. Ad hoc scenarios are also prepared reflecting specific market conditions. A consistent stress testing methodology is applied to trading and non-trading books.

Stress scenarios are regularly updated to reflect changes in risk profile and economic events. GMRC has responsibility for reviewing stress exposures and, where necessary, enforcing reductions in overall market risk exposure. GRC considers stress testing results as part of its supervision of risk appetite.

The stress test methodology assumes that management action would be limited during a stress event, reflecting the decrease in liquidity that often occurs.

Value at Risk

The Group uses historic simulation to measure VaR on all market risk related activities.

The total VaR for trading and non-trading books combined at 30 June 2007 was $10.0 million (30 June 2006: $9.7 million, 31 December 2006: $10.3 million), with a maximum exposure of $14.0 million.

Interest rate related VaR was $9.5 million (30 June 2006: $9.2 million, 31 December 2006: $9.3 million) and foreign exchange related VaR was $2.2 million (30 June 2006: $2.9 million, 31 December 2006: $1.5 million).

The average total VaR for trading and non-trading books during the first half of 2007 was $10.3 million (30 June 2006: $10.7 million, 31 December 2006: $10.6 million).

VaR for interest rate risk in the non-trading books of the Group totalled $7.9 million at 30 June 2007 (30 June 2006: $8.4 million, 31 December 2006: $8.0 million).

The Group has no significant trading exposure to equity or commodity price risk.

The average daily income earned from market risk related activities during the six months to 30 June 2007 was $7.0 million, compared with $5.5 million during the six months to 30 June 2006.

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading and non-trading foreign currency translation exposures and structural currency exposures in net investments in non-US dollar units.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily income from foreign exchange trading businesses during the six months ended 30 June 2007 was $3.0 million (30 June 2006: $2.6 million).

Interest Rate Exposure

The Group's interest rate exposures arise from trading and non-trading activities.

Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities.

The average daily income from interest rate trading businesses during the six months to 30 June 2007 was $4.0 million (30 June 2006: $2.9 million).

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange, credit and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in instruments where the mark-to-market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest, credit and exchange rates.

Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. Recognition of fair value gains and losses depends on whether the derivatives are classified as trading or for hedging purposes.

The Group applies a future exposure methodology to manage counterparty credit exposure associated with derivative transactions.

Hedging

In accounting terms, hedges are classified into three types: fair value hedges, where fixed rates of interest or foreign exchange are exchanged for floating rates; cash flow hedges, where variable rates of interest or foreign exchange are exchanged for fixed rates, and hedges of net investments in overseas operations translated to the parent company's functional currency, US dollars.

The Group uses futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets to hedge risk.

The Group occasionally hedges the value of its foreign currency denominated investments in subsidiaries and branches. Hedges may be taken where there is a risk of a significant exchange rate movement but, in general, management believes that the Group's reserves are sufficient to absorb any foreseeable adverse currency depreciation.

The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that both the net asset value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same exchange rate movements.

Liquidity Risk

The Group defines liquidity risk as the risk that the bank either does not have sufficient financial resources available to meet all its obligations and commitments as they fall due, or can access them only at excessive cost.

It is the policy of the Group to maintain adequate liquidity at all times, in all geographical locations and for all currencies. Hence the

Group aims to be in a position to meet all obligations, to repay depositors, to fulfil commitments to lend and to meet any other commitments.

Liquidity risk management is governed by GALCO, which is chaired by the Group Finance Director. GALCO is responsible for both statutory and prudential liquidity. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Liquidity Management Committee ("LMC") with country Asset and Liability Committees ("ALCO").

Due to the diversified nature of the Group's business, the Group's policy is that liquidity is more effectively managed locally, in-country. Each ALCO is responsible for ensuring that the country is self-sufficient and is able to meet all its obligations to make payments as they fall due. The ALCO has primary responsibility for compliance with regulations and Group policy and maintaining a country liquidity crisis contingency plan.

A substantial portion of the Group's assets are funded by customer deposits made up of current and savings accounts and other deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Lending is normally funded by liabilities in the same currency.

The Group also maintains significant levels of marketable securities either for compliance with local statutory requirements or as prudential investments of surplus funds.

The GALCO also oversees the structural foreign exchange and interest rate exposures that arise within the Group. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Capital Management Committee. Policies and guidelines for the maintenance of capital ratio levels are approved by GALCO. Compliance with Group ratios is monitored centrally by Group Corporate Treasury, while local requirements are monitored by the local ALCO.

Operational Risk

Operational risk is the risk of direct or indirect loss due to an event or action resulting from the failure of internal processes, people, and systems, or from external events. The Group seeks to ensure that key operational risks are managed in a timely and effective manner through a framework of policies, procedures and tools to identify, assess, monitor, control, and report such risks.

The Group Operational Risk Committee ("GORC") has been established to supervise and direct the management of operational risks across the Group. GORC is also responsible for ensuring adequate and appropriate policies and procedures are in place for the identification, assessment, monitoring, control and reporting of operational risks.

A Group operational risk function, independent from the businesses is responsible for establishing and maintaining the overall operational risk framework, and for monitoring the Group's key operational risk exposures. This unit is supported by Wholesale Banking and Consumer Banking Operational Risk units. These units are responsible for ensuring compliance with policies and procedures in the business, monitoring key operational risk exposures, and the provision of guidance to the respective business areas on operational risk.

Compliance with operational risk policies and procedures is the responsibility of all managers. Every country operates a Country Operational Risk Group ("CORG"). The CORG has in-country governance responsibility for ensuring that an appropriate and robust risk management framework is in place to monitor and manage operational risk.

Compliance and Regulatory Risk

Compliance and Regulatory risk includes the risk of non-compliance with regulatory requirements in a country in which the Group operates. The Group Compliance and Regulatory Risk function is responsible for establishing and maintaining an appropriate framework of Group compliance policies and procedures. Compliance with such policies and procedures is the responsibility of all managers.

Legal Risk

Legal risk is the risk of unexpected loss, including reputational loss, arising from defective transactions or contracts, claims being made or some other event resulting in a liability or other loss for the Group, failure to protect the title to and ability to control the rights to assets of the Group (including intellectual property rights), changes in the law, or jurisdictional risk. The Group manages legal risk through the Group Legal Risk Committee, Legal Risk policies and procedures and effective use of its internal and external lawyers.

Reputational Risk

Reputational risk is any material adverse effect on the relations between the Group and any one of its significant stakeholders. It is Group policy that the protection of the Bank's reputation should take priority over all activities including revenue generation at all times.

Reputational risk is not a primary risk, but will arise from the failure to effectively mitigate one or more of country, credit, liquidity, market, legal and regulatory and operational risk

It may also arise from the failure to comply with Social, Environmental and Ethical standards. All staff are responsible for day to day identification and management of reputational risk.

From an organisational perspective the Group manages reputational risk through the Group Reputational Risk and Responsibility Committee ("GRRRC") and Country Management Committees. Wholesale Banking has a specialised Responsibility and Reputational Risk Committee which reviews individual transactions. In Consumer Banking, potential reputational risks resulting from transactions or products are reviewed by the Product and Reputational Risk Committee. Issues are then escalated to the GRRRC.

A critical element of the role of the GRRRC is to act as a radar for the Group in relation to the identification of emerging or thematic risks. The GRRRC also ensures that effective risk monitoring is in place for Reputational Risk and reviews mitigation plans for significant risks.

At a country level, the Country CEO is responsible for the Group's reputation in their market. The Country CEO and their Management Committee must actively:

- promote awareness and application of the Group's policy and procedures regarding reputational risk;
- encourage business and functions to take account of the Group's reputation in all decision making, including dealings with customers and

suppliers;

- implement effective functioning of the in country reporting system to ensure their management committee is alerted of all potential issues; and
- promote effective, proactive stakeholder management.

Monitoring
Group Internal Audit is a separate function that reports to the Group Chief Executive and the Audit and Risk Committee. Group Internal Audit provides independent confirmation that Group and business standards, policies and procedures are being complied with. Where necessary, corrective action is recommended.

STANDARD CHARTERED PLC – CAPITAL

CAPITAL

The GALCO targets Tier 1 and Total capital ratios within a range of 7-9 per cent and 12-14 per cent respectively. The ratios at 30 June 2007 are higher than this range. This reflects the strong pace of organic growth and the deployment of capital across the Group.

	30.06.07 $million	30.06.06 $million	31.12.06* $million
Tier 1 capital			
Called up ordinary share capital and preference shares	**8,544**	6,067	7,771
Eligible reserves	**10,367**	7,510	8,937
Minority interests	**227**	165	211
Innovative Tier 1 securities	**2,303**	2,186	2,262
Less: Restriction on innovative Tier 1 securities	**–**	(492)	(343)
Goodwill and other intangible assets	**(6,217)**	(4,459)	(6,179)
Unconsolidated associated companies	**253**	226	229
Other regulatory adjustments	**(2)**	90	(94)
Total Tier 1 capital	**15,475**	11,293	12,794
Tier 2 capital			
Eligible revaluation reserves	**522**	191	509
Portfolio impairment provision	**513**	455	525
Qualifying subordinated liabilities:			
Perpetual subordinated debt	**3,415**	3,260	3,368
Other eligible subordinated debt	**6,382**	4,325	5,387
Less: Amortisation of qualifying subordinated liabilities	**(863)**	(496)	(518)
Restricted innovative Tier 1 securities	**–**	492	343
Total Tier 2 capital	**9,969**	8,227	9,614
Investments in other banks	**(148)**	(149)	(211)
Other deductions	**(470)**	(207)	(320)
Total capital base	**24,826**	19,164	21,877
Banking book			
Risk weighted assets	**123,007**	104,466	120,028
Risk weighted contingents	**22,003**	21,477	21,106
	145,010	125,943	141,134
Trading book			
Market risks	**7,820**	4,249	5,834
Counterparty/settlement risks	**6,416**	4,906	6,475
Total risk weighted assets and contingents	**159,246**	135,098	153,443
Capital ratios			
Tier 1 capital	**9.7%**	8.4%	8.3%
Total capital	**15.6%**	14.2%	14.3%

* Amounts have been restated as explained in note 6 on page 41.

Condensed Consolidated Interim Income Statement
For the six months ended 30 June 2007

	Notes	6 months ended 30.06.07 $million	6 months ended 30.06.06 $million	6 months ended 31.12.06 $million
Interest income		**7,473**	5,970	7,017
Interest expense		**(4,521)**	(3,460)	(4,199)
Net interest income		**2,952**	2,510	2,818

Fees and commission income		1,478	1,103	1,172
Fees and commission expense		(250)	(209)	(185)
Net trading income		649	531	389
Other operating income		434	177	314
		2,311	1,602	1,690
Operating income		5,263	4,112	4,508
Staff costs		(1,884)	(1,381)	(1,532)
Premises costs		(274)	(206)	(238)
General administrative expenses		(610)	(519)	(652)
Depreciation and amortisation		(150)	(119)	(149)
Operating expenses		(2,918)	(2,225)	(2,571)
Operating profit before impairment losses and taxation		2,345	1,887	1,937
Impairment losses on loans and advances and other credit risk provisions		(361)	(349)	(280)
Other impairment		(3)	(8)	(7)
(Loss)/profit from associates		(1)	(3)	1
Profit before taxation		1,980	1,527	1,651
Taxation	2	(533)	(395)	(429)
Profit for the period		1,447	1,132	1,222
Profit attributable to:				
Minority interests		48	29	47
Parent company's shareholders		1,399	1,103	1,175
Profit for the period		1,447	1,132	1,222
Earnings per share:				
Basic earnings per ordinary share	4	98.5c	82.8c	86.9c
Diluted earnings per ordinary share	4	97.1c	82.2c	86.0c
Dividends per ordinary share:				
Interim dividend declared	3	23.12c	–	–
Interim dividend paid	3	–	20.83c	–
Final dividend paid	3	–	–	50.21c
Total interim dividend payable		$324m	–	–
Total interim dividend (paid 11 October 2006)		–	$277m	–
Total final dividend (paid 11 May 2007)		–	–	$695m

Condensed Consolidated Interim Balance Sheet
As at 30 June 2007

	30.06.07 $million	30.06.06 $million	31.12.06* $million
Assets			
Cash and balances at central banks	8,991	11,813	7,698
Financial assets held at fair value through profit or loss	19,344	13,082	15,715
Derivative financial instruments	18,441	12,721	13,154
Loans and advances to banks	21,108	16,750	19,724
Loans and advances to customers	151,953	119,550	139,307
Investment securities	52,230	46,037	49,497
Interests in associates	257	206	218
Goodwill and intangible assets	6,217	4,459	6,179
Property, plant and equipment	2,302	1,767	2,169
Deferred tax assets	522	492	519
Other assets	11,890	7,653	8,601
Prepayments and accrued income	3,571	3,618	3,268
Total assets	296,826	238,148	266,049
Liabilities			
Deposits by banks	26,846	21,994	26,233
Customer accounts	160,242	130,176	147,382
Financial liabilities held at fair value through profit or loss	13,117	8,420	9,969

Derivative financial instruments	**19,235**	13,390	13,703
Debt securities in issue	**27,254**	24,953	23,514
Current tax liabilities	**131**	410	68
Other liabilities	**13,733**	11,198	11,357
Accruals and deferred income	**3,008**	2,430	3,210
Provisions for liabilities and charges	**42**	56	45
Retirement benefit obligations	**356**	466	472
Subordinated liabilities and other borrowed funds	**13,279**	10,805	12,699
Total liabilities	**277,243**	224,298	248,652
Equity			
Share capital	**701**	667	692
Reserves	**18,324**	12,683	16,161
Total parent company shareholders' equity	**19,025**	13,350	16,853
Minority interests	**558**	500	544
Total equity	**19,583**	13,850	17,397
Total equity and liabilities	**296,826**	238,148	266,049

* Amounts have been restated as explained in note 6.

Condensed Consolidated Interim Statement of Recognised Income and Expense
For the six months ended 30 June 2007

	6 months ended 30.06.07 $million	6 months ended 30.06.06 $million	6 months ended 31.12.06 $million
Exchange differences on translation of foreign operations	**257**	364	306
Actuarial gains on retirement benefits	**149**	68	36
Available-for-sale investments:			
Valuation gains taken to equity	**197**	134	548
Transferred to income on disposal/redemption	**(227)**	(52)	(138)
Cash flow hedges:			
Gains taken to equity	**6**	45	34
(Gains)/losses transferred to income for the period	**(28)**	6	14
Taxation on items recognised directly in equity	**(38)**	(56)	(75)
Other	**7**	3	4
Net income recognised in equity	**323**	512	729
Profit for the period	**1,447**	1,132	1,222
Total recognised income and expense for the period	**1,770**	1,644	1,951

Attributable to:			
Parent company's shareholders	**1,681**	1,615	1,869
Minority interests	**89**	29	82
	1,770	1,644	1,951

Condensed Consolidated Interim Cash Flow Statement
For the six months ended 30 June 2007

	6 months ended 30.06.07 $million	6 months ended 30.06.06 $million	6 months ended 31.12.06 $million
Cash flow from operating activities			
Profit before taxation	**1,980**	1,527	1,651
Adjustment for items not involving cash flow or shown separately:			
Depreciation and amortisation	**150**	119	149
Gain on disposal of property, plant and equipment	**(1)**	(2)	(14)
Gain on disposal of investment securities	**(229)**	(52)	(138)
Movement in fair value hedges on available-for-sale assets	**(18)**	(3)	(2)
Amortisation of discounts and premiums of investment securities	**(163)**	(21)	(236)
Impairment losses	**361**	349	280
Other impairment	**3**	8	7

Assets written off, net of recoveries	**(534)**	(371)	(569)
(Decrease)/increase in accruals and deferred income	**(228)**	47	739
(Increase)/decrease in prepayments and accrued income	**(2,068)**	(1,282)	381
Net increase/(decrease) in derivatives mark-to-market adjustment	**263**	152	(107)
Interest accrued on subordinated loan capital	**375**	285	358
UK and overseas taxes paid	**(521)**	(369)	(534)
Net increase in trading treasury bills and other eligible bills	**(27)**	(460)	(184)
Net increase in loans and advances to banks and customers	**(11,049)**	(4,328)	(7,336)
Net increase in deposits from banks, customer accounts and debt securities in issue	**17,477**	10,019	6,895
Net increase in trading debt securities and equity shares	**(2,179)**	(2,127)	(1,488)
Net increase/(decrease) in other accounts	**(17)**	(251)	5,330
Net cash from operating activities	**3,575**	3,240	5,182
Net cash flows from investing activities			
Purchase of property, plant and equipment	**(203)**	(112)	(133)
Acquisition of investment in subsidiaries, net of cash acquired	**(24)**	–	(937)
Acquisition of treasury bills and other eligible bills	**(10,175)**	(12,201)	(11,175)
Acquisition of debt securities	**(25,241)**	(24,471)	(22,940)
Acquisition of equity shares	**(215)**	(109)	(219)
Disposal of property, plant and equipment	**14**	1	39
Disposal and maturity of treasury bills and other eligible bills	**10,648**	10,853	11,797
Disposal and maturity of debt securities	**22,708**	18,872	22,037
Disposal of equity shares	**281**	46	291
Net cash used in investing activities	**(2,207)**	(7,121)	(1,240)
Net cash flows from financing activities			
Issue of ordinary share capital and preference shares	**811**	3	1,993
Purchase of own shares	**(10)**	(9)	–
Net inflow from exercise of share options	**21**	105	53
Interest paid on subordinated loan capital	**(475)**	(374)	(188)
Gross proceeds from issue of subordinated loan capital	**904**	550	1,041
Repayment of subordinated loan capital	**(149)**	(340)	(50)
Dividends and payments to minority interests and preference shareholders	**(61)**	(43)	(37)
Dividends paid to ordinary shareholders	**(344)**	(343)	(153)
Net cash from/(used in) financing activities	**697**	(451)	2,659
Net increase/(decrease) in cash and cash equivalents	**2,065**	(4,332)	6,601
Cash and cash equivalents at beginning of period	**38,161**	35,226	31,387
Effect of exchange rate changes on cash and cash equivalents	**81**	493	173
Cash and cash equivalents at end of period (note 5)	**40,307**	31,387	38,161

1. Basis of preparation

The Group condensed interim financial statements consolidate those of the Company and its subsidiaries (together referred to as the "Group"), equity account the Group's interest in associates and proportionately consolidate interests in jointly controlled entities.

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2006.

These condensed consolidated interim financial statements were approved by the Board of Directors on 7 August 2007.

Except as noted below, the accounting polices applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2006.

On 1 January 2007 the Group retrospectively adopted:

- IFRIC 7 "Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies";
- IFRIC 8 "Scope of IFRS2";
- IFRIC 9 "Reassessment of Embedded Derivatives"; and
- IFRIC 10 "Interim Financial Reporting and Impairment" none of which had a material impact on the Group's consolidated financial statements.

The Group has also adopted IFRS 7 "Financial Instruments: Disclosure" and Amendment to IAS 1 "Presentation of Financial Statements – Capital Disclosures" from 1 January 2007 and will present the disclosures required therein in the consolidated financial statements of the Group as at and for the year ended 31 December 2007.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group's accounting polices and key sources of uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2006.

The balance sheet as at 31 December 2006 has been restated as explained in note 6 on page 41, to reflect the revised fair values of assets and liabilities acquired on the acquisitions of Union and HIB.

2. Taxation

Analysis of taxation charge in the period:

	6 months ended 30.06.07 $million	6 months ended 30.06.06 $million	6 months ended 31.12.06 $million
The charge for taxation based upon the profits for the period comprises:			
United Kingdom corporation tax at 30 per cent (30 June 2006, 31 December 2006: 30 per cent):			
Current tax on income for the period	**161**	93	136
Adjustments in respect of prior periods	**35**	(114)	(130)
Double taxation relief	**(161)**	(88)	(120)
Foreign tax:			
Current tax on income for the period	**549**	505	363
Adjustments in respect of prior periods	**28**	41	(8)
Total current tax	**612**	437	241
Deferred tax:			
Origination/reversal of temporary differences	**(79)**	(42)	188
Tax on profits on ordinary activities	**533**	395	429
Effective tax rate	**26.9%**	25.9%	25.9%

Overseas taxation includes taxation on Hong Kong profits of $93 million (30 June 2006: $115 million, 31 December 2006: $51 million) provided at a rate of 17.5 per cent (30 June 2006: 17.5 per cent, 31 December 2006: 17.5 per cent) on the profits assessable in Hong Kong.

3. Dividends

Ordinary equity shares

Dividends are recorded in the period in which they are declared and, in respect of the final dividend, have been approved by the shareholders. The 2006 interim dividend of 20.83 cents per ordinary share was paid to eligible shareholders on 11 October 2006 and the final dividend of 50.21 cents per ordinary share was paid to eligible shareholders on 11 May 2007.

The 2007 interim dividend of 23.12 cents per ordinary share will be paid in either sterling, Hong Kong dollars or US dollars on 10 October 2007 to shareholders on the UK register of members at the close of business on 17 August 2007 and to shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9:00am Hong Kong time) on 17 August 2007.

It is intended that shareholders will be able to elect to receive ordinary shares credited as fully paid instead of all or part of the interim cash dividend. Details of the dividend arrangements will be sent to shareholders on or around 3 September 2007.

Preference Shares	6 months ended 30.06.07 $million	6 months ended 30.06.06 $million	6 months ended 31.12.06 $million
Non-cumulative irredeemable preference shares:			
$7^3/_8$ per cent preference shares of £1 each*	7	7	7
$8^1/_4$ per cent preference shares of £1 each*	8	7	8
Non-cumulative redeemable preference shares:			
8.9 per cent preference shares of $5 each	–	15	7
6.409 per cent preference shares of $5 each	24	–	3
7.014 per cent preference shares of $5 each	5	–	–

* Instruments classified as liabilities with dividends recorded as interest expense

4. Earnings per Ordinary Share

	30.06.07		
	Profit* $million	Weighted average number of shares ('000)	Per share amount cents
Basic earnings per ordinary share	1,370	1,391,128	98.5
Effect of dilutive potential ordinary shares:			
Options	–	19,136	
Diluted earnings per share	1,370	1,410,264	97.1

	30.06.06			31.12.06		
	Profit* $million	Weighted average number of shares ('000)	Per share amount cents	Profit* $million	Weighted average number of shares ('000)	Per share amount cents
Basic earnings per ordinary share	1,088	1,314,467	82.8	1,165	1,340,556	86.9
Effect of dilutive potential ordinary shares:						
Options	–	9,666		–	14,338	
Diluted earnings per share	1,088	1,324,133	82.2	1,165	1,354,894	86.0

Normalised earnings per ordinary share

The Group measures earnings per share on a normalised basis. This differs from earnings defined in IAS 33 "Earnings per share". The table below provides a reconciliation.

	30.06.07 $million	30.06.06 $million	31.12.06 $million
Profit attributable to ordinary shareholders*	1,370	1,088	1,165
Amortisation of intangible assets arising on business combinations	35	20	32
Profit on sale of property, plant and equipment	–	–	(16)
Premium and costs paid on repurchase of subordinated debt	–	4	–
Gain on effective part disposal of Pakistan branches	–	–	(17)
Profit on sale of subsidiary	(4)	–	–
Incorporation costs in China	8	–	4
Tax on normalised items	(8)	(7)	2
Normalised earnings	1,401	1,105	1,170
Normalised earnings per ordinary share (cents)	100.7	84.1	87.3

* The profit amounts represent the profit attributable to ordinary shareholders, i.e. after the deduction of dividends payable to the holders of the non-cumulative redeemable preference shares (see note 3).

There were no ordinary shares issued after the balance sheet date that would have significantly affected the number of ordinary shares used in the above calculations had they been issued prior to the end of the balance sheet period.

5. Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprises of the following balances with less than three months maturity from the date of acquisition. Restricted balances comprise minimum balances to be held at central banks.

	30.06.07 $million	30.06.06 $million	31.12.06 $million
Cash and balances with central banks	8,991	11,813	7,698
Less restricted balances	(4,694)	(7,194)	(3,958)
Treasury bills and other eligible bills	7,028	6,222	6,233

Loans and advances to banks	**18,291**	12,627	16,084
Debt securities	**10,691**	7,919	12,104
Total	**40,307**	31,387	38,161

6. Restatement of prior periods

In the consolidated financial statements as at 31 December 2006, the fair value amounts in relation to the acquisitions of Union and HIB contained some provisional balances. During the period to 30 June 2007, certain of these balances have been revised. In accordance with IFRS 3 "Business Combinations", the adjustments to the provisional balances have been made as at the date of acquisition and the 2006 balance sheet amounts restated, with a corresponding adjustment to goodwill, increasing goodwill on acquisition relating to Union and HIB respectively by $6 million to $412 million and by $27 million to $975 million. The adjustments primarily relate to a reassessment of the value of certain loan assets and investment debt securities, together with a reduction in deferred tax assets following a reassessment of their recoverability. The income statement for 2006 has not been restated, because any effect is not material.

	As reported at 31.12.06 $million	Adjustment to Union $million	Adjustment to HIB $million	Restated at 31.12.06 $million
Loans and advances to customers	139,330	(9)	(14)	139,307
Investment securities	49,487	–	10	49,497
Goodwill and intangible assets	6,146	6	27	6,179
Property, plant and equipment	2,168	–	1	2,169
Deferred tax assets	538	3	(22)	519
Other liabilities	11,355	–	2	11,357

Union forms part of the Middle East and Other South Asia geographic segment and HIB forms part of the Other Asia Pacific geographic segment.

7. Interim Report and Statutory Accounts

The information in this interim statement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. This document was approved by the Board on 7 August 2007. The comparative figures for the financial year ended 31 December 2006 are not the company's statutory accounts for that financial year. Those accounts have been reported on by the company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

This news release does not constitute the unaudited Interim financial information which is contained in the interim report. The unaudited Interim financial information has been reviewed by the Company's auditor, KPMG Audit Plc, in accordance with the guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board. On the basis of its review, KPMG Audit Plc is not aware of any material modifications that should be made to the unaudited interim financial information as presented for the six months ended 30 June 2007 in the interim report. The full independent review report is included in the interim report.

8. Corporate Governance

The directors confirm that, throughout the period, the Company has complied with the code provisions set out in Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange. The directors also confirm that the announcement of these results has been reviewed by the Company's Audit and Risk Committee.

The Company confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by Appendix 10 of the Listing Rules of the Hong Kong Stock Exchange, and that the directors of the Company have complied with this code of conduct throughout the period.

9. Purchase of Listed Securities

Bedell Cristin Trustees Limited is trustee of both the 1995 Employees' Share Ownership Plan Trust ("the 1995 trust"), which is an employee benefit trust used in conjunction with some of the Group's employee share schemes, and the Standard Chartered 2004 Employee Benefit Trust ("the 2004 trust") which is an employee benefit trust used in conjunction with the Group's deferred bonus plan. The trustee has agreed to satisfy a number of awards made under the employee share schemes and the deferred bonus plan through the relevant employee benefit trust. As part of these arrangements Group companies fund, from time to time, the trusts to enable the trustee to acquire shares to satisfy these awards. All shares have been acquired through the London Stock Exchange.

The 1995 trust has not acquired any shares in the period ended 30 June 2007 (30 June 2006: nil, 31 December 2006: nil). At 30 June 2007, the 1995 trust held 162,071 (30 June 2006: 5,104,262, 31 December 2006: 2,148,874) Standard Chartered PLC shares, of which 162,071 (30 June 2006: 5,104,262, 31 December 2006: 2,148,874) have vested unconditionally. The shares are held in a pool for the benefit of participants under the Group's Restricted Share Scheme, Performance Share Plan and Executive Shares Option Schemes. These shares were fully funded by the Group.

For the period ended 30 June 2007, the 2004 trust has acquired, at market value, 351,340 (30 June 2006: 321,242, 31 December 2006: nil) Standard Chartered PLC shares for an aggregate price of $10 million (30 June 2006: $9 million, 31 December 2006: $nil million). These shares are held in a pool for the benefit of participants under the Group's deferred bonus plan. The purchase of these shares has been fully funded by the Group. At 30 June 2007, the 2004 trust held 377,270 (30 June 2006: 311,575, 31 December 2006: 311,157) Standard Chartered PLC shares, of which none (30 June 2006: none, 31 December 2006: none) have vested

unconditionally.

Except as disclosed above, neither the Company nor any of its subsidiaries has bought, sold or redeemed any security of the company listed on The Stock Exchange of Hong Kong Limited during the period ended 30 June 2007.

STANDARD CHARTERED PLC - ADDITIONAL INFORMATION

Financial Calendar

Ex-dividend date	15 August 2007
Record date	17 August 2007
Expected posting to shareholders of 2007 Interim Report	3 September 2007
Payment date – interim dividend on ordinary shares	10 October 2007

Copies of this statement are available from:

Investor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or from our website on http://investors.standardchartered.com

For further information please contact:

Romy Murray, Group Head of Corporate Affairs
+44 20 7280 6378

Steve Atkinson, Head of Investor Relations
+44 20 7280 7245

Ruth Naderer, Head of Investor Relations, Asia Pacific
+852 2820 3075

Tim Baxter, Acting Head of Media Relations
+44 20 7457 5573

The following information will be available on our website

- *A live webcast of the interim results analyst presentation (available from 10.45 am UK time)*
- *The archived webcast and Q/A session of analyst presentation in London (available 1.00 pm UK time)*
- *Interviews with Peter Sands, Group Chief Executive and Richard Meddings, Group Finance Director (available from 9.15 am UK time)*
- *Slides for the Group's presentations (available after 10.45 am UK time)*

Images of Standard Chartered are available for the media at
http://www.standardchartered.com/global/mc/plib/directors_p01.html
Information regarding the Group's commitment to Sustainability is available at
http://www.standardchartered.com/sustainability
The 2007 Interim Report will be made available on the website of the Stock Exchange of Hong Kong Limited and on our website:
http://investors.standardchartered.com *as soon as is practicable.*

Forward looking statements

It is possible that this document could or may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar meaning. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and the Group's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

The Group undertakes no obligation to revise or update any forward looking statement contained within this document, regardless of whether those statements are affected as a result of new information, future events or otherwise.

END

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Time/Date	Code	Name	Headline			Source
09:15 07-Aug-07	STAN	Standard Chartered PLC	Interim Results - Part 1 of 2			RNS
12:49 06-Aug-07	STAN	Standard Chartered PLC	Directorate Change			RNS
14:44 01-Aug-07	STAN	Standard Chartered PLC	Holding(s) in Company			RNS
10:12 31-Jul-07	STAN	Standard Chartered PLC	Total Voting Rights			RNS
11:18 29-Jun-07	STAN	Standard Chartered PLC	Total Voting Rights			RNS
17:57 20-Jun-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
17:48 20-Jun-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
17:44 20-Jun-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
17:41 20-Jun-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
09:18 20-Jun-07	STAN	Standard Chartered PLC	Pre-Close Trading Update			RNS

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Regulatory Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Interim Results - Part 1 of 2
Released	09:15 07-Aug-07
Number	6279B

7 August 2007

TO CITY EDITORS
FOR IMMEDIATE RELEASE

STANDARD CHARTERED PLC RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007

HIGHLIGHTS

STANDARD CHARTERED PLC RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007

Reported Results

- Operating income up 28 per cent to $5,263 million from $4,112 million in H1 2006 (H2 2006: $4,508 million)
- Profit before taxation up 30 per cent to $1,980 million, compared with $1,527 million in H1 2006 (H2 2006: $1,651 million)
- Profit attributable to ordinary shareholders* up 26 per cent to $1,370 million, compared to $1,088 million in H1 2006 (H2 2006: $1,165 million)
- Total assets up 25 per cent to $297 billion from $238 billion at H1 2006 (H2 2006: $266 billion)

Performance Metrics**

- Normalised earnings per share up 19.7 per cent at 100.7 cents from 84.1 cents in H1 2006 (H2 2006: 87.3 cents)
- Normalised return on ordinary shareholders' equity of 16.7 per cent (H1 2006: 17.9 per cent, H2 2006: 16.2 per cent)
- Interim dividend per share increased 11 per cent to 23.12 cents
- Normalised cost income ratio of 54.7 per cent (H1 2006: 53.6 per cent, H2 2006: 56.6 per cent)
- Total capital ratio at 15.6 per cent (H1 2006: 14.2 per cent, H2 2006: 14.3 per cent)

Significant achievements

- Record Profit before taxation of $1,980 million, an increase of 30 per cent on H1 2006
- Two powerful engines of growth: Consumer Banking and Wholesale Banking each contributed over $570 million incremental income in the first half
- Undertaken substantial investments for future growth while delivering excellent earnings per share growth of 19.7 per cent
- Incorporated our business in China
- Launched The Standard Chartered Private Bank in six new markets
- Integrated our new acquisitions in Taiwan and Pakistan ahead of schedule, providing substantial new engines of growth

Commenting on these results, the Chairman of Standard Chartered PLC, Mervyn Davies, said:

"Over the last few years we have consistently produced record results while building a strong foundation for growth. Today we are seeing the rewards of a balanced and diverse business, leading the way in the dynamic markets of Asia, Africa and the Middle East. We have had an excellent first half performance and are keeping up the pace."

* Profit attributable to ordinary shareholders is after the deduction of dividends payable to the holders of the non-cumulative redeemable preference shares (see note 3 on page 40).

** Results on a normalised basis reflect the results of Standard Chartered PLC and its subsidiaries (the "Group") excluding items presented in note 4 on page 40.

Standard Chartered PLC – Stock Code: 2888

STANDARD CHARTERED PLC – TABLE OF CONTENTS

Unless another currency is specified, the word "dollar" or symbol "$" in this document means United States dollar and the word "cent" or symbol "c" means one-hundredth of one United States dollar.

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'; 'Middle East and Other South Asia' ("MESA") includes: United Arab Emirates ("UAE"), Bahrain, Qatar, Jordan, Pakistan and Bangladesh; and 'Other Asia Pacific' includes: China, Indonesia, Thailand, Taiwan and the Philippines.

STANDARD CHARTERED PLC – SUMMARY OF RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2007

	6 months ended 30.06.07 $million	6 months ended 30.06.06 $million	6 months ended 31.12.06 $million
RESULTS			
Operating income	**5,263**	4,112	4,508
Impairment losses on loans and advances	**(361)**	(349)	(280)
Profit before taxation	**1,980**	1,527	1,651
Profit attributable to equity interests	**1,399**	1,103	1,175
Profit attributable to ordinary shareholders*	**1,370**	1,088	1,165
BALANCE SHEET			
Total assets	**296,826**	238,148	266,049
Total equity	**19,583**	13,850	17,397
Capital base	**24,826**	19,164	21,877
INFORMATION PER ORDINARY SHARE	**Cents**	Cents	Cents
Earnings per share – normalised basis**	**100.7**	84.1	87.3
– basic	**98.5**	82.8	86.9
Dividend per share	**23.12**	20.83	50.21
Net asset value per share	**1,250.7**	983.5	1,208.9
RATIOS	**%**	%	%
Return on ordinary shareholders' equity – normalised basis**	**16.7**	17.9	16.2
Cost income ratio – normalised basis**	**54.7**	53.6	56.6
Capital ratios:			
Tier 1 capital	**9.7**	8.4	8.3
Total capital	**15.6**	14.2	14.3

* Profit attributable to ordinary shareholders is after the deduction of dividends payable to the holders of the non-cumulative redeemable preference shares (see note 3 on page 40).

** Results on a normalised basis reflect the results of Standard Chartered PLC and its subsidiaries (the "Group") excluding items presented in note 4 on page 40.

STANDARD CHARTERED PLC – CHAIRMAN'S STATEMENT

I am pleased to report that Standard Chartered has had an excellent first six months in 2007 driven by strong organic growth in both Consumer Banking and Wholesale Banking.

- Profit before taxation is up 30 per cent to $1.98 billion
- Income has increased 28 per cent to $5.26 billion
- Normalised earnings per share ("EPS") growth is 19.7 per cent

The Board has declared an interim dividend of 23.12 cents per share, up 11 per cent.

Over the last few years we have consistently produced record results while building a strong foundation for growth. Today we are seeing the rewards of our balanced and diverse business, leading the way in the dynamic markets of Asia, Africa and the Middle East.

CAPTURING THE OPPORTUNITIES

These results come from the quality of our people and our disciplined approach to managing our resources over the last few years. In turn they allow us to invest in opportunities that will produce continued strong growth in the years to come.

I see this potential first hand on my travels and no visitor can be left in any doubt about the huge wealth that is being generated in China, India and the Middle East. In other words, in our markets.

This is an historic time for the Group and our management must be bold enough to invest in the growth opportunities. In China, as it opens its market. In India, as its companies explore overseas. In the Middle East, as its economies diversify and in Africa, as it benefits from a rich resource base. And we must also invest in the Group's core infrastructure as we expand at pace.

Balancing the investment for the future with today's shareholder returns is a challenge we, as a public company, must face. I believe these results show that we are getting this balance right.

GOVERNANCE AND RISK

As I travel around and talk to experienced bankers and investment managers, it is quite clear they share our concerns over the level of asset prices, the amount of debt in leveraged deals, loose covenants and the degree to which some people believe this market will last forever.

We know that risks can emerge quickly: the sub-prime lending issue in the US is a classic example of this. We are not exposed to that and, indeed, we are seeing no significant credit deterioration in our markets. However we need to be vigilant and we remain extremely disciplined on our loan and credit standards.

Standard Chartered has high standards of risk management and governance. As we announced a few months ago our Board is being bolstered by the appointments from 1 August of John Peace as Deputy Chairman and Senior Independent Director and Sunil Mittal as a Non-Executive Director. I am also delighted to announce that Gareth Bullock has been appointed Group Executive Director with effect from 6 August. Gareth is a highly experienced banker who has been with the Group for 11 years and is a great addition to the Board. All of these individuals have outstanding business experience and add further depth and diversity to our Board. I am looking forward to working with them.

SUMMARY

We have had an excellent first half performance and are keeping up the pace.

Mervyn Davies, CBE
Chairman
7 August 2007

STANDARD CHARTERED PLC – GROUP CHIEF EXECUTIVE'S REVIEW

Over the last five years the Group has changed significantly. Then we had just over 500 branches, now we have 1,450. Then we had 28,000 staff, now we have 64,000. Our income growth figure was six per cent to $2.2 billion and our EPS was down 10 per cent to 36.1c. Today's figures are rather different with our income up 28 per cent to over $5 billion

and EPS up 19.7 per cent to 100.7c.

My predecessor as Group, Chief Executive, Mervyn Davies, gave the Group leadership, direction and a new performance edge. I am proud to have taken on the baton to lead the Group on the next phase of the journey.

My first eight months as Chief Executive have been very busy. I wanted to visit as many of our markets as possible to spend time with our customers, staff and regulators. So far this year I have made twelve country visits in Asia, including four trips to China. I have also been twice to both the Middle East and the US.

It is clear that we are extraordinarily well positioned in some of the most exciting markets in the world. We have wonderful relationships with our customers, who both support and challenge us every day. And we have superbly talented and committed staff. Their professionalism, energy, teamwork and values are inspiring.

At Standard Chartered, the step change in pace is really exciting. We are investing more and growing faster than ever before. We are launching new products, expanding distribution, building new businesses at a new pace.

This acceleration, or change in the "metabolic rate" of the Group, means we can make the most of the many opportunities across our markets.

Of course there are challenges. But many of them are great challenges to have. How to prioritise investment across our many growth opportunities? How to build the infrastructure fast enough to support rapidly growing businesses? How to attract and develop the talent to make it all happen?

We have to be alert to the changes in global financial markets and the broader global economy, anticipating and adapting our approach. But the turbulence in the credit markets is not all bad news. A bit more rationality and more differentiation in credit spreads is a good thing.

We do not believe such events should deter us from investing for growth. In our markets, economic growth is strong, liquidity remains abundant, demand for financial services is growing extremely rapidly. The window of opportunity is now and we are determined to seize it.

This does not mean we will ignore what's going on, or fail to watch out for new problems. But we are convinced that investing for growth in the world's most exciting markets will create huge value for our shareholders.

PERFORMANCE HIGHLIGHTS

In the first half of 2007 we have made rapid progress against our strategic agenda. We incorporated our business in China and launched Renminbi Consumer Banking; and we integrated our two new acquisitions – in Pakistan and Taiwan – creating new engines of growth; we launched The Standard Chartered Private Bank in six new markets; and we launched our new Islamic Banking brand, Saadiq.

In short, we have done what we said we would do and we have made good progress on every part of the agenda for 2007 that I presented in February.

Let me give a bit more detail on three of these agenda items: accelerating organic growth, delivering on acquisitions and building leadership.

ORGANIC GROWTH

Nothing demonstrates the change in pace of the Group as powerfully as the pace of underlying income growth. Stripping out the impact of acquisitions, underlying income grew by 13 per cent in 2004, 14 per cent in 2005, and 18 per cent in 2006. The pace has increased to 21 per cent in the first half of 2007 compared to 15 per cent in the first half of 2006.

We accelerated investment in order to boost organic growth, and that is happening. The acceleration is not from just one business, or one geography; we have built multiple engines of growth and we are driving them harder.

CONSUMER BANKING – SME

Five years ago our presence in Small and Medium Enterprise ("SME") banking was very limited – we only offered two SME specific products in three countries. Since then we have rapidly built the business into a new engine of growth for Consumer Banking, expanding our geographic coverage and offering a complete suite of SME specific products and services.

We are constantly innovating and introducing new products and we have built specialist risk capabilities and infrastructure.

Our business is now well positioned to benefit from the growing SME segment and we offer SME banking at over 1,000 of our branches to over half a million customers in 24 markets. In the first half of this year, income grew by 45 per cent.

WHOLESALE BANKING – CLIENT RELATIONSHIPS

In Wholesale Banking it is the increasing depth of our client relationships that drives our income growth.

We have enhanced our client relationship model and invested in broadening our product capabilities. We are deepening our client relationships, cross-selling more, focusing more on strategic and value-added solutions. All of our client segments and products are performing extremely well.

It is always tempting, when talking about Wholesale Banking, to talk about the big, well-known clients and the biggest deals and we have some great stories to tell here. But we are also having great success in the Local Corporates segment. By this we mean local and regional companies, typically with turnover between $25 million and $500 million.

In the first half of 2007, we grew income in this segment by 42 per cent, with an increase of more than 20 per cent in the number of clients. Our performance was particularly strong in India, up 85 per cent, China, up 92 per cent and Korea, up 36 per cent.

We have developed a relationship management model, product set and risk management approach specifically for this segment. It is not lending driven: lending income accounts for only 15 per cent of total income for the segment.

A good example of how we are innovating to build non-lending income streams is Straight2Bank, our integrated electronic delivery channel system. Launched in May, Straight2Bank has already won numerous industry awards and attracted thousands of clients.

Another benefit from our success with Local Corporates is that these clients are also potential customers for our new Private Bank. We are already seeing a good flow of referrals. It is a great example of how well our businesses can work together.

THE PRIVATE BANK

The launch of The Private Bank was a key milestone in the first half of 2007.

We are now operating in 10 locations across seven markets: Singapore, Hong Kong, Shanghai, Beijing, Seoul, Mumbai, New Delhi, Dubai, London and Jersey. It is very early days yet – most of our offices have been open only a matter of weeks – but we already have 150 relationship managers and we are attracting new customers and up-tiering existing relationships. To start from scratch and launch a sophisticated Private Bank in this many markets simultaneously is an achievement we are proud of.

Whilst we do not underestimate the strength of competition in this space, we have some powerful advantages. Our history and scale in these markets provides a strong foundation. We can offer a distinctive combination of onshore and offshore wealth management services. And we can provide an extremely broad range of products through a truly open architecture approach.

In the second half of 2007 and into 2008 we will continue to expand our geographic coverage, relationship manager team and product capabilities. But the real focus will be on attracting customers and their assets. The Private Bank has the potential to be yet another powerful engine of organic growth.

ISLAMIC BANKING

Another source of organic growth is Islamic Banking which we launched in April under the sub-brand "Saadiq", which means "truthful".

We are already very active in Islamic Banking across many of our markets. But with the launch of Saadiq we are making clear the depth of our commitment to Islamic Banking and our determination to be a real leader in this space.

Our dedicated Islamic Banking teams have stepped up the pace in building the business and in product innovation. In the first half of 2007, for example: we launched Islamic credit cards in the UAE, Pakistan and Bangladesh; we opened dedicated Islamic Banking centres in a number of markets; and by the end of June 2007 we were lead arranger for four out of the five local currency sukuk bond issues in Pakistan.

This business is growing extremely rapidly – in both Wholesale and Consumer Banking – and has huge potential for further growth. For example, we do not yet offer such products in India and Africa.

CHINA

In April, we were one of the first foreign banks to incorporate our business in China and later that month we launched Renminbi services for Chinese citizens.

Responding to the demand for a broader array of savings and investment solutions, we have launched 38 new Wealth Management products.

We are on track with our branch expansion, with 30 locations in 15 cities, and still plan to have about 40 locations by year end, subject to the regulatory approvals.

Income and profits are growing rapidly. In the first half of 2007 our China business more than doubled income.

To support such growth we are investing in people and infrastructure. We began the year with about 2,100 staff in

China, and expect to end the year with more than 3,500. Two weeks ago I attended the opening of our operations hub in Tianjin. We want to ensure that right from the start we build a scaleable, efficient systems and operations infrastructure to support our business as it grows.

We are also making the most of our international network. Helping China's leading corporates as they seek to expand internationally – for example, in Africa – and working with companies from other parts of Asia – such as Korea and Taiwan – as they build their businesses in China.

Standard Chartered is now distinctively placed across Greater China, being strongly positioned in Hong Kong and Taiwan as well as China itself. We are superbly positioned to take advantage of the trade and investment dynamics across the region such as the accelerating convergence of Hong Kong with the rest of the Pearl River Delta and the massive investment flows between Taiwan and the mainland.

TAIWAN

We are still at the early stages of realising the opportunity from Hsinchu International Bank in Taiwan. We are making great progress on the integration; we are roughly three months ahead of schedule. On 30 June, with the amalgamation of Hsinchu and our branch, Standard Chartered became the first international bank to gain an island-wide presence, with a network of 86 branches and 377 ATMs.

I was there for the occasion; and the scale of the opportunity and the excitement of our staff, was inspiring.

There is still much to do. We have already renovated four flagship branches and will renovate over 50 more by the end of the year, injecting some $50 million in branch renovation and new ATMs to bring a world class consumer banking experience to Taiwan. We will also add some 250 frontline sales staff to drive new customer acquisition and income growth.

There is a huge opportunity in Taiwan to win market share and grow; and there is a massive opportunity to support Taiwan's trade and investment flows across the rest of our network.

KOREA

Korea's performance in the first half of 2007 is disappointing. However, if you look beyond the noise of central cost allocations and fair value adjustment write-backs, the businesses are making good progress. In Wholesale Banking we have built out the product range and are now getting good traction in developing the client franchise. In Consumer Banking, the regulatory and competitive pressures on the mortgage market – by far the largest part of SC First Bank's business – continue to represent a significant challenge, but the Wealth Management and SME businesses continue to grow rapidly.

This is a very good business. A large platform in a big, growing market. We still have work to do to realise the full potential of SC First Bank and I am confident it will be a powerful engine of sustainable profit growth for the Group.

BUILDING LEADERSHIP

To sustain our accelerated organic growth and to ensure we can continue to deliver on our acquisitions, we need to continue to build more and more leadership capacity across the Group. This means making more and better leaders faster and turning managers into true leaders.

To achieve this objective we are doing a lot of different things: increasing international graduate recruitment this year by 27 per cent; more than doubling MBA recruitment; revamping our leadership development programmes; hiring exceptional talent from outside; and ensuring we have a diverse pipeline of leaders that reflect the markets we operate in and the customers we serve.

Standard Chartered is a great place to work. It is incredibly diverse and full of opportunity. It is friendly and supportive but with a real performance edge. It is confident not arrogant and committed to a shared set of values.

Our culture represents a real competitive advantage. It attracts staff, it attracts customers and it enables us to work together across business and geographic boundaries. One of my big challenges as CEO is to make sure that as we grow and develop we do not lose what makes us special.

CONTINUED INVESTMENT FOR GROWTH

In the second half of 2007 we will continue to deliver against the priorities laid out at the beginning of the year.

To sustain our rapid growth, we will continue to invest in new products, new markets and expanded distribution. Amongst other things we will: extend our Global Markets product range by launching equity derivatives; expand our Principal Finance business; expand our network to about 40 locations in China and add at least 70 branches and over 300 ATMs across other markets; and incorporate our business in Vietnam to enable us to expand and grow there rapidly. We see Vietnam as a market of enormous potential for both businesses.

As we have demonstrated before, we can and will flex the pace of investment to ensure we strike the right balance between delivering performance today and investment for future growth.

We will also continue to ensure we deliver on our acquisitions, realizing the potential of Taiwan and Korea, sustaining the growth momentum in Pakistan and Permata. We will continue to look for new acquisition opportunities, new platforms for growth, new capabilities. But, as always, we will remain very disciplined. We have to be convinced that any potential acquisition is both strategically and financially compelling.

OUTLOOK

Let me give you a sense of the outlook for the Group for 2007. We enter the second six months of 2007 in good shape with great momentum. The businesses are performing strongly and we are clear about our strategy and priorities.

Income

Whilst we remain mindful of the changes in the external environment in the past few weeks, we have a high degree of confidence in our ability to continue to deliver high levels of income growth.

- Consumer Banking has a good level of income momentum as the business continues to broaden its income streams.
- In Wholesale Banking, we have strong income momentum across virtually all client segments and product groups, albeit that as in previous years, we expect some impact of seasonality in the second half.

Expenses

- We will continue to accelerate our investment as we seek to capture the opportunities seen in our franchise and to support our growth. For the full year, and for the Group as a whole, we expect the growth in expenses to be broadly in line with the growth in income.

Risk Management

- In Wholesale Banking, we are not as yet seeing any deterioration in our portfolio, but do anticipate a further reduction in recoveries as the stock of impaired assets falls.
- In Consumer Banking, we expect the impairment charge for the full year to reflect the improved environment in Taiwan although this will be balanced by the inclusion of our most recent acquisitions and the effects of the change in the mix and maturity of the portfolio.

In summary, we are doing what we said we would do.

SUMMARY

We have had an excellent first half in 2007 and we have great momentum as we begin the second half. Our investments are delivering and there are many exciting opportunities across our markets.

The world is an uncertain place. There is a lot of volatility in the markets. That makes it all the more important for us to be very clear on our strategy and priorities, to always be looking ahead to what might happen and to know exactly what levers we can pull if we have to respond to changing circumstances.

This combination of strategic clarity and management flexibility is critical to being able to continue to grow at pace, whilst navigating the risks.

The Group is in great shape and we are excited and confident about the future.

Peter Sands
Group Chief Executive
7 August 2007

STANDARD CHARTERED PLC – FINANCIAL REVIEW

GROUP SUMMARY

The Group has delivered a very strong performance for the six months ended 30 June 2007. Profit before taxation of $1,980 million was up 30 per cent over the equivalent period in 2006, with operating income up 28 per cent. The normalised cost income ratio was 54.7 per cent compared to 53.6 per cent in 2006 reflecting continued investment in the franchise. Normalised earnings per share increased by 19.7 per cent to 100.7 cents. Refer to note 4 on page 40 for details of basic and diluted earnings per share.

The underlying results of the Group exclude the results of the following: Standard Chartered Bank (Pakistan) Limited, comprising the Standard Chartered Bank branches in Pakistan and Union Bank Limited ("Union"), Hsinchu International Bank ("HIB") and the incremental stake in PT Bank Permata Tbk ("Permata").

Operating income and profit

	6 months ended 30.06.07	6 months ended 30.06.06	6 months ended 31.12.06
	$million	$million	$million
Net interest income	**2,952**	2,510	2,818
Fees and commissions income, net	**1,228**	894	987
Net trading income	**649**	531	389
Other operating income	**434**	177	314
	2,311	1,602	1,690
Operating income	**5,263**	4,112	4,508
Operating expenses	**(2,918)**	(2,225)	(2,571)
Operating profit before impairment losses and taxation	**2,345**	1,887	1,937
Impairment losses on loans and advances and other credit risk provisions	**(361)**	(349)	(280)
Other impairment	**(3)**	(8)	(7)
(Loss)/profit from associates	**(1)**	(3)	1
Profit before taxation	**1,980**	1,527	1,651

Operating income growth was well balanced across client segments, products and geographies. Operating income grew $1,151 million, or 28 per cent, to $5,263 million. Underlying operating income grew 21 per cent.

Net interest income grew $442 million, or 18 per cent, to $2,952 million. On an underlying basis, net interest income grew nine per cent. Net interest margin was 2.5 per cent, in line with the first half of last year.

Non interest income grew $709 million, or 44 per cent, to $2,311 million. On an underlying basis, non interest income grew 38 per cent. Fees and commissions increased by $334 million, or 37 per cent, to $1,228 million. This increase can be attributed to higher transaction volumes in investment services and insurance products, in cash management, securities services and trade, as well as from significantly higher fees earned from increased activities in loan syndications, debt capital markets and from corporate advisory transactions. Net trading income increased by $118 million, or 22 per cent, to $649 million. Client income from interest rates and foreign exchange derivatives sales grew as a result of improved product cross-selling efforts, offset, in part, by lower own account trading income. Other operating income increased $257 million, or 145 per cent, to $434 million, arising from income on structured finance transactions, and gains realised from the sale of private equity investments and other investment securities. Other operating income also included $55 million of recoveries in respect of assets in Korea that had been fair valued at acquisition, compared to $42 million in the first half of 2006 and $64 million in the second half of 2006.

Operating expenses increased $693 million, or 31 per cent, to $2,918 million. Underlying expenses grew 23 per cent. Expenses rose as additional investments were made to improve and extend distribution channels, launch The Private Bank in six new markets, add product capabilities such as commodity derivatives, improve transaction banking infrastructure and enhance regulatory compliance and control systems. Expenses also increased because of higher incentive compensation and personnel costs.

Operating profit before impairment increased $458 million, or 24 per cent, to $2,345 million.

The credit environment remained generally favourable during the period. Impairment losses on loans and advances increased $12 million to $361 million. The underlying impairment losses decreased by $94 million, or 27 per cent, to $253 million. This reflected the improved consumer credit environment in Taiwan where the loan impairment in the branch fell by $179 million. Overall delinquency indicators for the Consumer Banking loan portfolio were in line with expectations. The fall in the loan impairment in Taiwan was partly offset by the recent acquisitions and there was a small increase in Thailand and the UAE as a result of the change in the mix and maturity of the portfolio. In Wholesale Banking, new impairments remained low and recoveries and releases continued to be achieved, albeit at lower levels than last year.

The Group made a number of acquisitions in the second half of 2006. It has owned Union since 5 September 2006 and HIB since 19 October 2006. On 30 December 2006, the assets and business of Union and the Standard Chartered Bank branches as in Pakistan were amalgamated into Standard Chartered Bank (Pakistan) Limited. On 30 June 2007, the assets and business of the Standard Chartered Bank branch in Taiwan were amalgamated into HIB, and the combined entity was renamed Standard Chartered Bank (Taiwan) Limited. On 5 September 2006, the Group acquired an additional stake of 12.96 per cent in Permata.

To facilitate effective review of the Group's results, the table below shows the underlying results of the Group.

6 months ended 30.06.07	H1 2007 v H1 2006	6 months ended 30.06.06	H1 2007 v H2 2006	6 months ended 31.12.06
Underlying	Increase/(decrease)	Underlying	Increase/(decrease)	Underlying

	$million	%	$million	%	$million
Net interest income	2,684	9	2,452	1	2,658
Fees and commissions income, net	1,134	29	880	22	926
Net trading income	630	20	523	68	376
Other operating income	419	137	177	37	306
	2,183	38	1,580	36	1,608
Operating income	4,867	21	4,032	14	4,266
Operating expenses	(2,692)	23	(2,188)	10	(2,439)
Operating profit before impairment losses and taxation	2,175	18	1,844	19	1,827
Impairment losses on loans and advances and other credit risk provisions	(253)	(27)	(347)	3	(245)
Other impairment	(3)	(63)	(8)	(57)	(7)
(Loss)/profit from associates	(1)	(67)	(3)	(200)	1
Profit before taxation	1,918	29	1,486	22	1,576

CONSUMER BANKING

The following tables provide an analysis of operating profit by geographic segment for Consumer Banking:

	6 months ended 30.06.07				
	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Operating income	545	206	129	607	564
Operating expenses	(232)	(88)	(54)	(444)	(360)
Loan impairment	(30)	(8)	(23)	(46)	(172)
Operating profit	283	110	52	117	32

	6 months ended 30.06.07					
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Underlying $million	Consumer Banking Total $million
Operating income	184	352	140	45	2,439	2,772
Operating expenses	(115)	(189)	(103)	(27)	(1,426)	(1,612)
Loan impairment	(29)	(56)	(8)	–	(270)	(372)
Operating profit	40	107	29	18	743	788

	6 months ended 30.06.06				
	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Operating income	505	170	112	530	317
Operating expenses	(203)	(66)	(49)	(378)	(186)
Loan impairment	(22)	(16)	(16)	(33)	(275)
Operating profit	280	88	47	119	(144)

	6 months ended 30.06.06					
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Underlying $million	Consumer Banking Total $million
Operating income	158	238	128	37	2,146	2,195
Operating expenses	(90)	(116)	(94)	(28)	(1,186)	(1,210)
Loan impairment	(20)	(16)	(9)	2	(402)	(405)
Operating profit	48	106	25	11	558	580

	6 months ended 31.12.06	
	Asia Pacific	
	Hong	Other Asia

	Kong $million	Singapore $million	Malaysia $million	Korea $million	Pacific $million
Operating income	514	197	109	616	412
Operating expenses	(225)	(76)	(52)	(421)	(259)
Loan impairment	(31)	(20)	(20)	(55)	(115)
Operating profit	258	101	37	140	38

6 months ended 31.12.06

	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Underlying $million	Consumer Banking Total $million
Operating income	165	307	129	40	2,308	2,489
Operating expenses	(111)	(164)	(100)	(23)	(1,321)	(1,431)
Loan impairment	(26)	(45)	(3)	(1)	(284)	(316)
Operating profit	28	98	26	16	703	742

An analysis of Consumer Banking income by product is set out below:

	6 months ended 30.06.07	6 months ended 30.06.06	6 months ended 31.12.06
Operating income by product	**Total $million**	Total $million	Total $million
Cards, Personal Loans and Unsecured Lending	**967**	824	975
Wealth Management and Deposits	**1,222**	926	1,012
Mortgages and Auto Finance	**473**	388	392
Other	**110**	57	110
Total operating income	**2,772**	2,195	2,489

Operating income increased $577 million, or 26 per cent, to $2,772 million. Income growth is well diversified with eight markets now contributing $100 million or more in income. Underlying income grew $293 million, or 14 per cent, with strong performances in Singapore, Malaysia and MESA. In Hong Kong, the income growth has gained momentum with an eight per cent growth compared with four per cent in the first half of last year.

Wealth Management and the SME segment achieved excellent income growth with particularly strong performances in MESA, India, Hong Kong, Singapore and Malaysia. Mortgages and Auto Finance income grew despite strong competition in a number of key markets and rising interest rates.

Operating expenses grew $402 million or 33 per cent to $1,612 million. Underlying expenses were up $240 million, or 20 per cent, as further investments were made to expand sales and distribution platforms geographically, to develop new business segments, to develop and launch new products and to strengthen the systems and control infrastructure. The Private Bank was launched in Singapore, Hong Kong, Shanghai, Beijing, Mumbai, New Delhi, Dubai, London and Jersey during the period. The Group's business in China was incorporated and additional licences to conduct various Renminbi businesses were awarded.

Loan impairment fell $33 million, or eight per cent, to $372 million. Underlying loan impairment losses improved significantly by $132 million to $270 million. The consumer credit environment in Taiwan has improved and impairment trends are now near normal levels. The loan impairment charge in the Taiwan branch decreased by $179 million in the first half. Underlying impairment losses outside Taiwan increased by $47 million, reflecting changes in the mix and maturity of the portfolio as well as a slight deterioration in loan impairment in Thailand and the UAE. In Pakistan, loan impairment was $26 million higher due to the acquisition of Union, while, in Taiwan, the acquisition of HIB added $70 million to the loan impairment charge.

Operating profit improved $208 million, or 36 per cent, to $788 million. Underlying operating profits grew $185 million or 33 per cent, to $743 million.

In Hong Kong, income growth was $40 million, or eight per cent, whilst expenses rose by $29 million, or 14 per cent. Buoyant sales of investment and insurance products, coupled with strong growth in current and savings accounts balances, drove income growth. Income from Wealth Management grew 11 per cent, predominantly in fee income. In the SME segment, the increased sales and marketing activities drove customer acquisition and improved product penetration. The number of new customers grew significantly and volumes in trade and commercial financing grew income in the SME segment by 37 per cent. Mortgage income was marginally lower against a backdrop of intense competition and rising interest rates although market share in mortgages was maintained. Additional investments were made in private banking, adding new branches, marketing campaigns and increasing the sales force during the period. The loan impairment charge increased $8 million as recoveries were lower in this period. Operating profit was up one per cent to $283 million.

In Singapore, income was up 21 per cent to $206 million. Mortgage margin benefited from active re-pricing and the lower interest rate environment in the first half of this year. Deposit balances grew significantly, particularly in current and savings accounts. Higher investment services fees and treasury products contributed to income growth. Expenses grew $22 million, or 33 per cent, to $88 million. Investments were made to expand the sales force, particularly in the SME segment and in private banking. Two new priority banking centres were opened and a customer service centre upgraded. Loan impairment fell 50 per cent to $8 million, as provisions were reduced in line with improved credit experience. Operating profit increased 25 per cent to $110 million.

In Malaysia, income increased 15 per cent to $129 million. Higher average deposit balances drove income growth with strong volume growth achieved in current and savings accounts, time deposits and structured deposits. Operating expenses increased $5 million or 10 per cent to $54 million. Loan impairment increased by $7 million reflecting a higher portfolio impairment charge. Operating profit increased 11 per cent to $52 million.

In Korea, income grew $77 million, or 15 per cent, to $607 million. Wealth Management and the SME segment achieved over 10 per cent and 40 per cent income growth respectively. Investment and insurance fees were higher. During the period, unprofitable bulk deposit accounts were reduced resulting in lower liability balances. Mortgage income was marginally lower as a result of lending constraints, intense competition and rising interest rates affecting both volumes and margins. Mortgage margins have halved in the last couple of years. The successful exiting of certain accounts in the SME segment and the realisation of collateral resulted in a further $42 million (30 June 2006: $11 million) of recoveries in respect of assets that had been fair valued at acquisition. Expenses grew $66 million, or 17 per cent, to $444 million. Investments have been increased with four additional new branches opened, two branches relocated, 24 branches upgraded, and over 400 ATMs upgraded. During the period, a charge for a voluntary retirement programme was also incurred as part of the productivity improvement plan and there was an increased allocation of corporate overheads. Loan impairment was $13 million higher. Operating profit fell $2 million, or two per cent, to $117 million.

In Other Asia Pacific, income grew $247 million, or 78 per cent, to $564 million. Expenses grew $174 million, or 94 per cent, to $360 million. Underlying income grew $39 million, or 12 per cent with particularly strong income growth in China and Indonesia. Underlying expenses grew $52 million, or 28 per cent. In China, income more than doubled, with the SME seg+ment growing the number of customers, driving asset growth in commercial loans and average deposit balances. Income in the SME segment grew in total by over 80 per cent. Mortgage income grew over 50 per cent, benefiting from wider spreads as well as higher volumes, with growth in mortgage assets of over 30 per cent. Investments were accelerated, in customising retail banking products and services for the local market, in extending branch and ATM distribution infrastructure, in hiring additional sales, and in marketing and support staff. In Taiwan, higher expenses were incurred to integrate HIB and for the amalgamation of the branches. Loan impairment for the period was $103 million lower. Underlying loan impairment fell by $176 million due primarily to the improving credit environment in Taiwan, and lower impairment in the Philippines and Indonesia. Loan impairment in Thailand, however, increased as a result of political uncertainty and increasing consumer debt. Operating profit improved to $32 million.

India's income increased $26 million, or 16 per cent, to $184 million, driven by growth in Wealth Management products and the SME segment. Investment in new products, premises, private banking and hiring of additional sales staff increased expenses by $25 million or 28 per cent. Loan impairment increased $9 million, in part due to volume growth. Operating profit fell $8 million, to $40 million.

Operating income in the MESA region increased by $114 million, or 48 per cent to $352 million. Underlying income grew $38 million or 20 per cent, driven by strong sales performance in the SME segment, with significant growth in trade finance, business instalment loans and cash management balances. Investment services and deposit accounts continued to drive income growth in Wealth Management. Expenses grew by $73 million, or 63 per cent to $189 million. Underlying expenses grew $32 million, or 34 per cent. Investments were targeted at improving infrastructure, expanding distribution channels and increasing the sales force. Higher expenses were also incurred for the integration of the Union acquisition and the amalgamation of the businesses in Pakistan. Loan impairment increased $40 million to $56 million, reflecting higher charge offs in Pakistan following the acquisition, and in the UAE in relation to the credit cards and unsecured lending portfolios. Operating profit increased slightly to $107 million.

In Africa, operating profit grew $4 million, or 16 per cent to $29 million, predominantly due to lower loan impairment. Income growth of nine per cent was negatively impacted by foreign exchange movements in Zambia and Botswana. Double digit income growth was achieved in Kenya, Ghana and Nigeria. Wealth Management income grew driven by increased product launches and more effective sales penetration, whilst expenses grew 10 per cent with further investments made in increasing staff strength.

The Americas, UK and Group Head Office saw an increase in operating profit of $7 million to $18 million. Income grew $8 million, or 22 per cent, to $45 million, driven primarily by higher deposits balances at better margin.

Product Performance

Credit Cards, Personal Loans and Unsecured Lending grew operating income by $143 million, or 17 per cent, to $967 million. Underlying income grew eight per cent. Asset growth was controlled with stricter credit underwriting and approval policies to ensure the balance between good growth and credit quality was maintained.

Wealth Management grew operating income by $296 million, or 32 per cent, to $1,222 million. Underlying income grew 18 per cent. An improved product range generated higher fee income and the product portfolio mix during the period improved profitability. Current and savings accounts now represent almost half of the deposit base. Consequently, net interest margins improved slightly in the period.

Mortgages and Auto income grew by $85 million, or 22 per cent, to $473 million. Underlying income grew nine per cent. Mortgage outstanding balances were marginally lower as lending constraints in Korea hindered growth. Competitive pricing pressure resulting in high attrition levels posed challenges to growth in other key markets.

WHOLESALE BANKING

The following tables provide an analysis of operating profit by geographic segment for Wholesale Banking:

	6 months ended 30.06.07				
	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Operating income	383	194	80	190	464
Operating expenses	(166)	(99)	(35)	(116)	(199)
Loan impairment	14	–	–	–	(7)
Other impairment	–	–	–	–	–
Operating profit	231	95	45	74	258

6 months ended 30.06.07

	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Underlying $million	Wholesale Banking Total $million
Operating income	379	323	201	273	2,424	2,487
Operating expenses	(96)	(139)	(115)	(333)	(1,258)	(1,298)
Loan impairment	(3)	(2)	(3)	12	17	11
Other impairment	–	–	(1)	(2)	(3)	(3)
Operating profit	280	182	82	(50)	1,180	1,197

	6 months ended 30.06.06				
	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Operating Income	289	120	76	204	265
Operating expenses	(141)	(71)	(30)	(82)	(150)
Loan impairment	30	(3)	4	(7)	(2)
Other impairment	–	–	–	–	–
Operating profit	178	46	50	115	113

	6 months ended 30.06.06					
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Underlying $million	Wholesale Banking Total $million
Operating Income	222	244	187	310	1,886	1,917
Operating expenses	(70)	(109)	(107)	(255)	(1,002)	(1,015)
Loan impairment	13	2	(8)	27	55	56
Other impairment	–	–	(6)	(2)	(8)	(8)
Operating profit	165	137	66	80	931	950

	6 months ended 31.12.06				
	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Operating income	307	135	74	176	390
Operating expenses	(151)	(81)	(33)	(91)	(186)
Loan impairment	16	–	3	(1)	8
Other impairment	–	–	–	–	(3)
Operating profit	172	54	44	84	209

	6 months ended 31.12.06					
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Underlying $million	Wholesale Banking Total $million
Operating income	272	281	196	175	1,945	2,006
Operating expenses	(104)	(125)	(112)	(253)	(1,114)	(1,136)
Loan impairment	(6)	6	(6)	16	39	36
Other impairment	–	–	(3)	(1)	(7)	(7)
Operating profit	162	162	75	(63)	863	899

An analysis of Wholesale Banking operating income by product is set out below:

	6 months ended 30.06.07	6 months ended 30.06.06	6 months ended 31.12.06
Operating income by product	Total $million	Total $million	Total $million
Trade and Lending	532	511	495
Global Markets*	1,346	925	970
Cash Management and Custody	609	481	541

Total operating income	2,487	1,917	2,006

* Global markets comprises the following businesses: derivatives and foreign exchange, debt capital markets, corporate finance and Asset and Liability Management ("ALM").

Wholesale Banking had a very strong first half with significantly higher business volumes and income momentum. The investments made in a number of businesses and products have driven growth across key geographies. The external environment remained favourable, with new trade flows emerging, a good operating environment and benign credit conditions. Income grew $570 million, or 30 per cent, to $2,487 million. Underlying income grew 29 per cent.

Client revenues grew 30 per cent. Client income represents around four fifths of total income and remains the key driver of growth. The focus in nurturing key client relationships, attracting new clients, improving product cross-sell and investing in higher-value and strategic products have resulted in a very broad based income momentum across all client segments.

Operating expenses grew $283 million, or 28 per cent, to $1,298 million. Underlying expenses grew 26 per cent. Investment was targeted at expanding product capability, upgrading systems infrastructure in transaction banking, expanding client coverage, improving sales incentives, and reinforcing compliance and control.

Operating profit before impairment grew 32 per cent to $1,189 million. Loan impairment net of recoveries were $45 million lower at $11 million, reflecting a declining stock of distressed assets. Operating profit grew $247 million, or 26 per cent, to $1,197 million. Underlying profit grew $249 or 27 per cent, to $1,180 million.

In Hong Kong, income grew $94 million, or 33 per cent, to $383 million. Client revenues grew strongly in the Local Corporates and Financial Institutions segments. Global Markets revenue contributed significantly to income growth, with higher foreign exchange and derivatives sales and corporate finance fees, while improved ALM performance drove own account income growth. Income from Cash Management benefited from higher volumes in securities services and the higher average cash balances, marginally offset by a decline in margins. Trade and Lending income was marginally higher. Expenses grew $25 million or 18 per cent, to $166 million with this increase primarily directed towards building the sales force, improving sales incentives and enhancing product capabilities. Loan impairment recoveries were 53 per cent lower at $14 million. Operating profit grew 30 per cent to $231 million.

Income in Singapore grew $74 million, or 62 per cent to $194 million. Operating profit grew $49 million, or 107 per cent, to $95 million. Commodity Corporates and Financial Institution segments led the growth in client revenues. Global Markets revenues were driven by derivatives and foreign exchange products together with strong contributions from debt capital markets and corporate finance. Expenses grew $28 million, or 39 per cent, to $99 million reflecting increased recruitment, higher salary and performance related incentives and continued investments in product capabilities.

In Malaysia, income increased $4 million, or five per cent, to $80 million with good growth in Cash Management, corporate finance and foreign exchange sales. Expenses increased $5 million, to $35 million reflecting higher performance related incentives.

Income in Korea fell $14 million, or seven per cent, to $190 million. Expenses grew $34 million, or 41 per cent, to $116 million. During the period, there were $13 million (30 June 2006: $31 million) of recoveries on assets that had been fair valued at acquisition. Expenses have been affected by the increased allocation of corporate centre overheads as well as a voluntary retirement charge.

Other Asia Pacific delivered strong income growth of $199 million, or 75 per cent, to $464 million, with expenses rising 33 per cent, to $199 million. Underlying income grew $184 million, or 69 per cent, to $449 million. Strong income growth was achieved in China across all client segments and most product categories. In Indonesia, income grew over 70 per cent. Underlying expenses grew $32 million, or 21 per cent, primarily in China, reflecting the continued investments in more staff, higher performance related incentives, product development and systems infrastructure. Loan impairment was $5 million higher, mainly due to the absence of the loan impairment releases and recoveries seen in the first half of last year. Operating profit grew $145 million, or 128 per cent, to $258 million.

In India, income grew $157 million, or 71 per cent to $379 million. Operating income was driven by strong foreign exchange income and transaction banking revenues which benefited from increased volumes and better margins in cash management, and higher trade volumes. Increased fee income was also generated from corporate finance and debt capital markets transactions, and private equity gains realised, partly offset by weaker own account trading income. Expenses increased by $26 million, or 37 per cent, with investment in new product specialists and sales staff, improving premises and systems infrastructure. Operating profit increased 70 per cent to $280 million.

Operating income in the MESA region rose $79 million, or 32 per cent, to $323 million. Income grew over 30 per cent in the UAE, Bahrain, Qatar and Jordan. Client revenues increased across most products, notably in interest rate and foreign exchange derivatives sales, debt capital markets and transaction banking. In Bangladesh, income grew over 15 per cent while income in Pakistan grew 55 per cent, reflecting good underlying growth as well as the impact of the Union acquisition. Expenses grew $30 million, or 28 per cent, to $139 million due to higher recruitment levels, premises and infrastructure costs as well as integration costs in Pakistan. Loan impairment was marginally higher. Operating profit grew $45 million, or 33 per cent, to $182 million.

In Africa, income grew $14 million, or seven per cent, to $201 million. Operating income improvements were driven by growth in transaction banking revenues, with average wholesale deposit balances increasing significantly, more than offsetting a small decline in margins. Higher fees were earned on corporate advisory and debt financing transactions. Expenses increased seven per cent to $115 million. Operating profit increased $16 million, or 24 per cent, to $82 million.

Operating income in the Americas, UK and Group Head Office decreased by $37 million, or 12 per cent, to $273 million, primarily due to lower own account trading income. There were no private equity gains realised in the region for this period compared to the first half of last year. Expenses grew by $78 million, or 31 per cent, reflecting continued investment in products and sales staff.

Product Performance

Trade and Lending income increased four per cent to $532 million, with underlying income growing one per cent. Trade income grew as volumes increased, driven in part by supply-chain financing and receivables services, partially offsetting the impact of tightening margins. While higher loan origination activities grew lending assets, this asset growth was offset by active loan sales and structured credit transactions to optimise capital deployment. Lending revenues were down three per cent.

Global Markets' income grew 46 per cent to $1,346 million. Underlying income grew 45 per cent. Derivatives and foreign exchange

sales and trading grew income by 43 per cent. Client revenues grew 40 per cent on the back of improved product cross-selling efforts and higher client penetration. Own account trading was lower due to subdued market volatility and trading losses in certain markets. Debt capital markets income doubled, on the back of strong loan syndication volumes and higher bond issuance activities. Corporate finance income grew over 60 per cent with several landmark cross-border corporate advisory and project finance transactions completed in the first half. Private equity investments have delivered high return on investments, with a number of realisations during the first half of the year. ALM and fund management income improved 17 per cent over the equivalent period with better trading opportunities present in the local currency markets.

Cash Management and Custody income was up 27 per cent at $609 million. Underlying income grew 25 per cent, as higher transaction volumes drove fee income growth, and higher cash balances in a positive margin environment, increased net interest income. Securities assets under administration grew significantly as higher transaction volumes drove increased income in securities services.

STANDARD CHARTERED PLC – RISK REVIEW

RISK

Risk Management Review

The Group has not experienced evidence of deterioration in the credit environment within its key economies.

The structure and management of the Group's portfolio has been such that the previous low level of provisions has been maintained. Ongoing risk management disciplines are aimed at maintaining the Group's desired portfolio whilst targeting specific customers and markets.

Wholesale Banking continues to operate in a stable credit environment, with high levels of recoveries and low provisions due to proactive management. The portfolio remains well diversified with no material concentrations in key business segments. A strong risk distribution capability has been developed which provides capacity for greater origination and continued growth.

Consumer Banking is achieving the desired asset mix and the debt charge is in line with that planned for the portfolio. Asset growth has been controlled with stricter credit underwriting and approval policies to ensure the balance between good growth and credit quality is maintained.

Work to fully integrate risk controls and processes into recent acquisitions is ongoing and progressing well.

Under Basel II the Group has received approval to adopt the advanced approaches to credit risk management from 1 January 2008. This approach builds on the Bank's sophisticated risk management practices and is the result of a significant Group-wide regulatory exercise.

Risk Governance

Through its risk management structure the Group seeks to manage efficiently the core risks: credit, market, country and liquidity risk. These arise directly through the Group's commercial activities whilst compliance and regulatory risk, operational risk and reputational risks are normal consequences of any business undertaking.

The basic principles of risk management followed by the Group include:

- Balancing risk and reward: risk is taken in support of the requirements of the Group's stakeholders. Risk should be taken in support of the Group strategy and within its risk appetite.
- Responsibility: given the Group is in the business of taking risk, it is everyone's responsibility to ensure that risk taking is both disciplined and focused. The Group takes account of its social, environmental and ethical responsibilities in taking risk to produce a return.
- Accountability: risk is taken only within agreed authorities and where there is appropriate infrastructure and resource. All risk taking must be transparent, controlled and reported.
- Anticipation: the Group looks to anticipate future risks and to maximise awareness of all risk.
- Risk management: the Group aims to have a world class specialist risk function, with strength in depth, experience across risk types and economic scenarios.

Ultimate responsibility for the effective management of risk rests with the Company's Board. Acting within an authority delegated by the Board, the Audit and Risk Committee ("ARC"), whose members are all Non-Executive Directors of the Company, reviews specific risk areas and monitors the activities of the Group Risk Committee ("GRC") and the Group Asset and Liability Committee ("GALCO").

GRC, through authority delegated by the Board, is responsible for credit risk, market risk, operational risk, compliance and regulatory risk, legal risk and reputational risk. GALCO, through authority delegated by the Board, is responsible for liquidity risk, for structural interest rate and foreign exchange exposures, and for capital ratios.

All the Group Executive Directors ("GEDs") of Standard Chartered PLC, members of the Standard Chartered Bank Court and the Group Chief Risk Officer are members of the GRC. This Committee is chaired by the Group Chief Risk Officer. The GRC is responsible for agreeing Group standards for risk measurement and management, and also delegating authorities and responsibilities to risk committees and to the Group and Regional Credit Committees and Risk Officers.

GALCO membership consists of all the GEDs of Standard Chartered PLC and members of the Standard Chartered Bank Court. The committee is chaired by the Group Finance Director. GALCO is responsible for the establishment of, and compliance with, policies relating to balance sheet management including management of the Group's liquidity, capital adequacy and structural foreign exchange risk.

The committee process ensures that standards and policy are cascaded down through the organisation from the Board through the GRC and the GALCO to the functional, regional and country level committees. Key information is communicated through the country, regional and functional committees to Group so as to provide assurance that standards and policies are being followed.

The Group Executive Director with responsibility for Risk ("GED Risk") and the Group Chief Risk Officer manage a risk function which

is independent of the businesses, which:

- recommends Group standards and policies for risk measurement and management;
- monitors and reports Group risk exposures for country, credit, market and operational risk;
- approves market risk limits and monitors exposure;
- sets country risk limits and monitors exposure;
- chairs the credit committee and delegates credit authorities;
- validates risk models; and
- recommends risk appetite and strategy.

Individual GEDs and members of the Standard Chartered Bank Court are accountable for risk management in their businesses and support functions, and for countries where they have governance responsibilities. This includes:

- implementing the policies and standards as agreed by the GRC across all business activity;
- managing risk in line with appetite levels agreed by the GRC; and
- developing and maintaining appropriate risk management infrastructure and systems to facilitate compliance with risk policy.

The Group's Risk Management Framework ("RMF") identifies 18 risk types, which are managed by designated Risk Type Owners ("RTOs"), who are all approved persons under the FSA regulatory framework, and who have responsibility for setting minimum standards and governance and implementing governance and assurance processes. The RTOs report up through specialist risk committees to the GRC, or in the case of liquidity risk, to the GALCO.

In support of the RMF the Group uses a set of risk principles, which are sanctioned by the GRC. These comprise a set of statements of intent that describe the risk culture that the Group wishes to sustain. All risk decisions and risk management activity should be in line with, and in the spirit of, the overall risk principles of the Group. The governance process is designed to ensure:

- business activities are controlled on the basis of risk adjusted return;
- risk is managed within agreed parameters with risk quantified wherever possible;
- risk is assessed at the outset and throughout the time that the Group continues to be exposed to it;
- applicable laws, regulations and governance standards in every country in which the Group does business are abided by;
- high and consistent ethical standards are applied to the Group's relationships with its customers, employees and other stakeholders; and
- activities are undertaken in accordance with fundamental control standards. These controls include the disciplines of planning, monitoring, segregation, authorisation and approval, recording, safeguarding, reconciliation and valuation.

The GED Risk and the Group Chief Risk Officer, together with Group Internal Audit, provide assurance, independent from the businesses, that risk is being measured and managed in accordance with the Group's standards and policies.

Stress Testing

Objectives and purpose of stress testing

Stress testing and scenario analysis are important components of the Group's risk assessment processes, and are used to assess the financial and management capability of the Group to continue operating effectively under extreme but plausible trading conditions. Such conditions may arise from economic, legal, political, environmental, and social factors which define the context within which the Group operates. It is intended that stress testing and scenario analysis will help to inform senior and middle management with respect to:

- the nature and dynamics of the risk profile;
- the identification of potential future risks;
- the setting of the Group's risk appetite;
- the robustness of risk management systems and controls;
- the adequacy of contingency planning; and
- the effectiveness of risk mitigants.

Stress testing framework

The framework has been designed to satisfy the following requirements:

- identify key risks to the Group's strategy, financial position, and reputation;
- ensure effective governance, processes and systems are in place to coordinate stress testing;
- integrate current stress testing and scenario analysis procedures;
- engage and inform senior management;
- assess the impact on the Group's profitability and business plans;
- enable the Group to set and monitor its risk appetite; and
- satisfy regulatory requirements.

Key to the framework is the formation of a Stress Testing Forum that is a formally constituted body deriving its powers from the GRC. The primary objective of this forum is to identify and assess the extreme but plausible risks to which the Group may be subjected, and to make recommendations to senior management for suitable scenarios.

Group-wide scenario analysis represents a wide ranging assessment of potential impact. Therefore it is coordinated through a Group risk function, which is responsible for consolidating the analysis and highlighting existing mitigants, controls, plans, and procedures to manage the identified risk, as well as any additional management action required.

Risk appetite

Risk appetite is the amount of risk the Group wants to take pursuant to its strategic objectives.

The RMF summarises the Group's risk appetite for each of the identified risk types, as well as the related management standards.

Risk appetite setting is the Group's chosen method of balancing risk and return, recognising a range of possible outcomes, as business plans are implemented. The Group adopts quantitative risk appetite statements where applicable, and aggregates risk appetite across businesses where appropriate.

For example, a formal quantitative statement from the Board communicates the Group's overall credit risk appetite and ensures this is in line with the strategy and the desired risk-reward trade off for the Group.

Where risk appetite statements are qualitative, these are supported with measures that allow business units to judge whether existing and new business and processes fall within the risk appetite.

The annual business planning and performance management process and associated activities ensure the expression of risk appetite remains appropriate, and the GRC supports this work.

Credit Risk

Credit Risk Management

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include both individual borrowers and groups of connected counterparties, and portfolios in the banking and trading books.

The GRC has clear responsibility for credit risk. Standards are approved by the GRC, which oversees the delegation of credit authorities.

Procedures for managing credit risk are determined at the business levels, with specific policies and procedures being adapted to different risk environment and business goals. Risk officers are located in the businesses to maximise the efficiency of decision making, but have a reporting line which is separate from the business lines into the Group Chief Risk Officer.

The businesses working with the Risk Officer take responsibility for managing pricing for risk, portfolio diversification and overall asset quality within the requirements of Group standards, policies and business strategy.

Where appropriate, derivatives are used to reduce credit risks in the portfolio. Due to the income statement volatility which can result, derivatives are only used in a controlled manner and within a pre-defined volatility expectation.

Wholesale Banking

Within the Wholesale Banking business, a numerical grading system is used for quantifying the risk associated with a counterparty. The grading is based on a probability of default measure, with customers analysed against a range of quantitative and qualitative measures. Expected Loss is used for the further assessment of individual exposures and portfolio analysis. There is a clear segregation of duties with loan applications being prepared separately from the approval chain. Significant exposures are reviewed and approved centrally through a Group or regional level credit committee. These committees are responsible to the GRC.

Consumer Banking

For Consumer Banking, standard credit application forms are generally used, which are processed in central units using largely automated approval processes. Where appropriate to the customer, the product or the market, a manual approval process is in place. As with Wholesale Banking, origination and approval roles are segregated.

Loan Portfolio

Loans and advances to customers have grown by $32.6 billion since 30 June 2006 to $152.8 billion.

Excluding the effect of the HIB and Union acquisitions, growth in the Consumer Banking portfolio has been constrained over the period as growth in secured products has been muted by regulatory and competitive challenges in the mortgage market.

Growth in the Wholesale Banking portfolio was $22.3 billion, or 43 per cent since 30 June 2006. Growth was seen across all industry sectors and geographies, with particularly strong increases in the portfolios in Singapore, Other Asia Pacific, India, and Americas, UK and Head Office. Financing, insurance and business services saw an increase of $7.0 billion, driven by large increases in Hong Kong and Americas, UK and Head Office.

The use of derivatives has partially offset the risks arising from the growth in the balance sheet during the period.

The Wholesale Banking portfolio remains well diversified across both geography and industry, with no significant concentration within the industry classifications of Manufacturing, Financing, insurance and business services, or Commerce.

					30.06.07
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Loans to individuals					
Mortgages	11,303	3,570	2,524	23,743	6,030
Other	2,132	1,109	807	4,719	4,050
Small and medium enterprises	1,019	1,537	909	5,437	1,918

Consumer Banking	14,454	6,216	4,240	33,899	11,998
Agriculture, forestry and fishing	193	22	90	20	115
Construction	75	29	23	268	238
Commerce	1,647	1,519	395	352	1,921
Electricity, gas and water	196	1	70	95	325
Financing, insurance and business services	4,451	1,227	531	1,182	2,474
Governments	–	4,131	4,012	11	18
Mining and quarrying	9	28	–	46	183
Manufacturing	1,881	579	188	3,757	5,476
Commercial real estate	1,163	681	6	1,015	739
Transport, storage and communication	424	315	145	136	490
Other	116	335	7	424	524
Wholesale Banking	10,155	8,867	5,467	7,306	12,503
Portfolio impairment provision	(48)	(28)	(28)	(93)	(194)
Total loans and advances to customers	24,561	15,055	9,679	41,112	24,307
Total loans and advances to banks	7,046	1,736	1,178	1,597	4,743

					30.06.07
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans to individuals					
Mortgages	1,584	537	217	113	49,621
Other	1,108	2,721	593	563	17,802
Small and medium enterprises	637	466	125	–	12,048
Consumer Banking	3,329	3,724	935	676	79,471
Agriculture, forestry and fishing	51	34	204	422	1,151
Construction	248	395	68	20	1,364
Commerce	792	2,150	640	1,581	10,997
Electricity, gas and water	22	323	103	866	2,001
Financing, insurance and business services	461	1,490	189	5,393	17,398
Governments	–	20	10	249	8,451
Mining and quarrying	45	253	61	1,779	2,404
Manufacturing	1,754	1,757	381	3,752	19,525
Commercial real estate	461	2	14	–	4,081
Transport, storage and communication	155	889	124	1,671	4,349
Other	6	573	10	84	2,079
Wholesale Banking	3,995	7,886	1,804	15,817	73,800
Portfolio impairment provision	(36)	(65)	(13)	(7)	(512)
Total loans and advances to customers	7,288	11,545	2,726	16,486	152,759
Total loans and advances to banks	484	993	288	5,143	23,208

Total loans and advances to customers include $806 million held at fair value through profit or loss. Total loans and advances to banks include $2,100 million held at fair value through profit or loss account.

					30.06.06
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Loans to individuals					
Mortgages	11,281	3,903	2,562	23,240	1,096
Other	2,132	1,044	725	4,727	3,114

Small and medium enterprises	861	1,651	840	4,754	908
Consumer Banking	14,274	6,598	4,127	32,721	5,118
Agriculture, forestry and fishing	22	24	43	9	96
Construction	72	33	23	141	85
Commerce	1,291	1,132	328	278	826
Electricity, gas and water	347	16	61	50	257
Financing, insurance and business services	2,535	1,460	687	1,748	1,178
Governments	–	2,625	3,199	15	155
Mining and quarrying	–	–	8	64	244
Manufacturing	1,773	360	402	2,865	3,053
Commercial real estate	1,249	589	7	737	549
Transport, storage and communication	567	243	106	170	231
Other	112	115	39	–	13
Wholesale Banking	7,968	6,597	4,903	6,077	6,687
Portfolio impairment Provision	(54)	(26)	(23)	(74)	(198)
Total loans and advances to customers	22,188	13,169	9,007	38,724	11,607
Total loans and advances to banks	3,131	1,155	153	1,835	3,433

					30.06.06
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans to individuals					
Mortgages	1,440	159	214	144	44,039
Other	924	2,160	442	148	15,416
Small and medium enterprises	389	90	116	–	9,609
Consumer Banking	2,753	2,409	772	292	69,064
Agriculture, forestry and fishing	83	71	150	378	876
Construction	248	290	48	18	958
Commerce	469	1,530	359	1,343	7,556
Electricity, gas and water	26	228	54	684	1,723
Financing, insurance and business services	466	1,048	119	1,589	10,830
Governments	–	84	–	282	6,360
Mining and quarrying	28	207	104	863	1,518
Manufacturing	1,310	1,392	491	2,191	13,837
Commercial real estate	238	3	7	7	3,386
Transport, storage and communication	101	647	138	1,661	3,864
Other	3	266	24	55	627
Wholesale Banking	2,972	5,766	1,494	9,071	51,535
Portfolio impairment Provision	(30)	(32)	(10)	(7)	(454)
Total loans and advances to customers	5,695	8,143	2,256	9,356	120,145
Total loans and advances to banks	285	1,501	563	5,586	17,642

Total loans and advances to customers include $595 million held at fair value through profit or loss. Total loans and advances to banks include $892 million held at fair value through profit or loss account.

					31.12.06*
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	**Other Asia Pacific $million
Loans to individuals					
Mortgages	11,245	3,551	2,593	23,954	5,968

Other	2,235	1,028	771	4,612	4,523
Small and medium enterprises	919	1,548	883	4,907	2,023
Consumer Banking	14,399	6,127	4,247	33,473	12,514
Agriculture, forestry and fishing	53	13	53	20	108
Construction	57	29	26	262	181
Commerce	1,986	1,320	331	348	1,407
Electricity, gas and water	176	17	56	31	314
Financing, insurance and business services	1,817	1,664	724	1,176	1,901
Governments	–	3,328	3,397	13	20
Mining and quarrying	–	3	–	50	324
Manufacturing	2,282	701	228	3,208	4,745
Commercial real estate	819	708	5	849	720
Transport, storage and communication	277	338	149	189	495
Other	220	406	9	496	357
Wholesale Banking	7,687	8,527	4,978	6,642	10,572
Portfolio impairment Provision	(49)	(28)	(26)	(86)	(228)
Total loans and advances to customers	22,037	14,626	9,199	40,029	22,858
Total loans and advances to banks	6,474	939	161	1,753	4,462

					31.12.06*
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans to individuals					
Mortgages	1,492	416	239	155	49,613
Other	928	2,650	483	537	17,767
Small and medium enterprises	567	323	133	–	11,303
Consumer Banking	2,987	3,389	855	692	78,683
Agriculture, forestry and fishing	25	65	159	297	793
Construction	198	332	78	2	1,165
Commerce	608	1,995	457	1,269	9,721
Electricity, gas and water	26	193	80	815	1,708
Financing, insurance and business services	479	1,245	182	3,264	12,452
Governments	–	4	–	235	6,997
Mining and quarrying	32	352	110	1,624	2,495
Manufacturing	1,435	1,848	406	2,504	17,357
Commercial real estate	231	27	7	–	3,366
Transport, storage and communication	249	810	173	1,647	4,327
Other	5	314	39	115	1,961
Wholesale Banking	3,288	7,185	1,691	11,772	62,342
Portfolio impairment Provision	(33)	(58)	(10)	(6)	(524)
Total loans and advances to customers	6,242	10,516	2,536	12,458	140,501
Total loans and advances to banks	477	1,058	387	5,353	21,064

* Amounts have been restated as explained in note 6 on page 41.

** Restated to present on a consistent basis.

Total loans and advances to customers include $1,194 million held at fair value through profit or loss. Total loans and advances to banks include $1,340 million held at fair value through profit or loss account.

Maturity analysis

Approximately 50 per cent of the Group's loans and advances are short term having a contractual maturity of one year or less. The Wholesale Banking portfolio is predominantly short term, with 77 per cent of loans and advances having a contractual maturity of one year or less. In Consumer Banking, 63 per cent of the portfolio is in the mortgage book, traditionally longer term in nature. Whilst the

Other and SME loans in Consumer Banking have short contractual maturities, in the normal course of business they may be renewed and repaid over longer terms.

	30.06.07			
	One year or less $million	One to five years $million	Over five years $million	Total $million
Consumer Banking				
Mortgages	3,212	8,396	38,013	49,621
Other	9,087	6,867	1,848	17,802
SME	6,944	3,059	2,045	12,048
Total	19,243	18,322	41,906	79,471
Wholesale Banking	57,080	11,319	5,401	73,800
Portfolio impairment provision				(512)
Loans and advances to customers	76,323	29,641	47,307	152,759

	30.06.06			
	One year or less $million	One to five years $million	Over five years $million	Total $million
Consumer Banking				
Mortgages	3,513	9,201	31,325	44,039
Other	8,527	5,882	1,007	15,416
SME	5,827	2,038	1,744	9,609
Total	17,867	17,121	34,076	69,064
Wholesale Banking	40,942	7,443	3,150	51,535
Portfolio impairment provision				(454)
Loans and advances to customers	58,809	24,564	37,226	120,145

	31.12.06*			
	One year or less $million	One to five years $million	Over five years $million	Total $million
Consumer Banking				
Mortgages	4,378	8,729	36,506	49,613
Other	9,141	6,393	2,233	17,767
SME	6,299	2,812	2,192	11,303
Total	19,818	17,934	40,931	78,683
Wholesale Banking	48,569	9,211	4,562	62,342
Portfolio impairment provision				(524)
Loans and advances to customers	68,387	27,145	45,493	140,501

* Amounts have been restated as explained in note 6 on page 41.

END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	12:49 06-Aug-07
Number	5896B

Date: 6 August 2007

Standard Chartered PLC appoints Gareth Bullock as Group Executive Director of Standard Chartered PLC and Jaspal Bindra as Director of Standard Chartered Bank

Gareth Richard Bullock has been appointed Group Executive Director of Standard Chartered PLC.

Jaspal Singh Bindra has been appointed Director of Standard Chartered Bank (an indirect wholly-owned subsidiary of Standard Chartered PLC, which was incorporated in England with limited liability by Royal Charter in 1853).

John Wilfred Peace, Non-Executive Director and Deputy Chairman of Standard Chartered PLC will join the Audit and Risk Committee.

All these appointments are effective from 6 August 2007.

Mr Bullock, 53, is responsible for governance of Africa, Middle East, Europe and the Americas and is already a Director of Standard Chartered Bank. He has had a long and successful career in commercial and investment banking. Mr Bullock joined Standard Chartered Bank in 1996 as CEO, UK/Europe Region.
He has subsequently held a range of senior positions including Head of Corporate and Institutional Banking, Hong Kong, China and NE Asia, Group Head Technology and Operations and Director of Strategy.

Mr Bindra, 46, is Regional CEO for South East and South Asia with governance responsibility for the region. He has a broad international banking background. He joined Standard Chartered Bank in 1998 as CEO India. Prior to his current role Mr Bindra was Global Head of Client Relationships, Wholesale Banking. He is also on the Boards of Standard Chartered Bank (Thai) PCL, Prime Financial Holdings Limited, Standard Chartered Bank Malaysia Berhad and SCOPE International (M) Sdn Bhd. He is the Chairman of Standard Chartered Nepal Limited, Standard Chartered Bank (Mauritius) Limited and Scope International Private Limited, India.

Mr Peace, 58, joined the Board of Standard Chartered PLC as Non-Executive Director and Deputy Chairman on 1 August 2007.

Mervyn Davies, Chairman of Standard Chartered PLC, said
"I am very pleased with Gareth's appointment as Group Executive Director of Standard Chartered PLC. Gareth will be a great addition to the Board. He brings excellent banking experience and strategic insight".

Peter Sands, Group Chief Executive of Standard Chartered PLC, said
"I am delighted that Jaspal has become Director of Standard Chartered Bank. Jaspal has a broad banking knowledge and international regulatory experience which will benefit the governance of Standard Chartered Bank".

--- ENDS ---

Notes to editors

Biographies

Gareth Bullock
Gareth was appointed as a Director of Standard Chartered Bank in 2003, and became Director, Middle East, Africa, Europe and the Americas in 2006.

Prior to his appointment as a Director, he was Group Head of Strategy and prior to that Group Chief Information Officer and CEO Africa.

Gareth has held other senior positions in the Group such as Head of Corporate & Institutional Banking, HK, China and NE Asia and CEO, UK/Europe Region.

Commencing with Citibank, Gareth has had a long career in both commercial and investment banking and joined Standard Chartered in 1996.

He was appointed as a Non-Executive Director of Spirax Sarco Engineering PLC, in 2005 and was appointed as a Non-executive Director of Fleming Family & Partners in 2006. In April 2007 he became Chairman of Mcashback Limited.

Gareth studied at St. Catharine's College, Cambridge and graduated with an MA in Modern Languages. He also studied in France.

Gareth is married with three sons and his interests include France, languages and ornithology. Gareth was born in 1953.

Jaspal Bindra
Jaspal Bindra is currently the Regional CEO for South East and South Asia. He is also a member of Standard Chartered Group's General Management Committee (GMC). He is on the Boards of Standard Chartered Bank (Thai) PCL, Prime Financial Holdings Limited, Standard Chartered Bank Malaysia Berhad and SCOPE International (M) Sdn Bhd. He is also the Chairman of Standard Chartered Nepal Limited, Standard Chartered Bank (Mauritius) Limited and Scope International Private Limited, India.

Prior to this, he has been the Global Head Client Relationships, Wholesale Banking for Standard Chartered Bank based in Singapore, where he was responsible for all client relationships and commercial banking products across all the 56 countries that SCB

operates in.

Before moving to Singapore in January 2003, he was CEO India region where he successfully led the acquisition of ANZ Grindlays to make SCB the largest international bank, a position that it enjoys to date.

Jaspal joined SCB in 1998 after four years with UBS Investment Banking. He began his career with Bank of America in 1984 and worked with them across Treasury, Capital Markets and Consumer Banking in India and Singapore.

Jaspal is 46 years old and a qualified Chartered Accountant and MBA. He is married with one son.

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered PLC is listed on both the London Stock Exchange and the Hong Kong Stock Exchange and is consistently ranked in the top 25 among FTSE-100 companies by market capitalisation.

Standard Chartered has a history of over 150 years in banking and operates in many of the world's fastest-growing markets with an extensive global network of over 1,400 branches (including subsidiaries, associates and joint ventures) in over 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas.

As one of the world's most international banks, Standard Chartered employs almost 60,000 people, representing over 100 nationalities, worldwide. This diversity lies at the heart of the Bank's values and supports the Bank's growth as the world increasingly becomes one market.

With strong organic growth supported by strategic alliances and acquisitions and driven by its strengths in the balance and diversity of its business, products, geography and people, Standard Chartered is well positioned in the emerging trade corridors of Asia, Africa and the Middle East.

Standard Chartered derives over 90 per cent of profits from Asia, Africa and the Middle East. Serving both Consumer and Wholesale Banking customers worldwide, the Bank combines deep local knowledge with global capability to offer a wide range of innovative products and services as well as award-winning solutions.

Trusted across its network for its standard of governance and corporate responsibility, Standard Chartered takes a long term view of the consequences of its actions to ensure that the Bank builds a sustainable business through social inclusion, environmental protection and good governance.

Standard Chartered is also committed to all its stakeholders by living its values in its approach towards managing its people, exceeding expectations of its customers, making a difference in communities and working with regulators.

For more information on Standard Chartered, please log on to www.standardchartered.com

For further information please contact:

Tim Baxter Head of External Communications +44 (0)20 7457 5573

--- ENDS ---

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Regulatory Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	14:44 01-Aug-07
Number	3450B

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	STANDARD CHARTERED PLC

2. Reason for the notification (please state yes/no)

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	N/A
An event changing the breakdown of voting rights	N/A
Other (please specify):	N/A

3. Full name of person(s) subject to the notification obligation	Temasek Holdings (Private) Limited Fullerton Management Pte Ltd Dover Investments Pte. Ltd.
4. Full name of shareholder(s) (if different from 3).	Nortrust Nominees Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	27 July 2007
6. Date on which issuer notified:	31 July 2007
7. Threshold(s) that is/are crossed or reached:	Temasek Holdings (Private) Limited – From 13% to 14% Fullerton Management Pte Ltd – From 13% to 14%

	Dover Investments Pte. Ltd. – Above 13%
8. Notified details:	NIL

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY USD0.50 GB0004082847	186,471,559 (See (1) in Additional Information in Box 13)	46,617,889 (based on 1 voting right for every US$2.00 nominal value of shares)	NIL	NIL	49,299,877 (based on 1 voting right for every US$2.00 nominal value of shares)	NIL	14.06%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
NIL	NIL	NIL	NIL	NIL

Total (A+B)

Number of voting rights	% of voting rights
49,299,877 (based on 1 voting right for every US$2.00 nominal value of shares)	14.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Temasek Holdings (Private) Limited (Indirect) – 197,199,510 shares (49,299,877 voting rights based on 1 voting right for every US$2.00 nominal value of shares) = 14.06% (See (2) in Additional Information in Box 13) Fullerton Management Pte Ltd (Indirect) – 197,199,510 shares (49,299,877 voting rights based on 1 voting right for every US$2.00 nominal value of shares) = 14.06% (See (2) in Additional Information in Box 13) Dover Investments Pte. Ltd. (Direct) – 196,222,558 shares (49,055,639 voting rights (based on 1 voting right for every US$2.00 nominal value of shares) = 13.99%

Proxy Voting:	
10. Name of the proxy holder:	NIL
11. Number of voting rights proxy holder will cease to hold:	NIL
12 Date on which proxy holder will cease to hold voting rights:	NIL
13. Additional information:	(1) The 186,471,559 shares comprise 185,494,607 shares held by Dover Investments Pte. Ltd. ("Dover") and 976,952 shares held by Cavanagh Investments Pte Ltd ("Cavanagh") as of 31 May 2007. Dover is a wholly owned subsidiary of Fullerton Management Pte Ltd ("FMPL") which is in turn a wholly owned subsidiary of Temasek Holdings (Private) Limited ("Temasek"). Cavanagh is a wholly owned subsidiary of Fullerton Financial Holdings Pte Ltd which is in turn a wholly owned subsidiary of FMPL. (2) The 197,199,510 shares (49,299,877 voting rights based on 1 voting right for every US$2.00 nominal value of shares) comprise 196,222,558 shares (49,055,639 voting rights based on 1 voting right for every US$2.00 nominal value of shares) held by Dover and 976,952 shares (244,238 voting rights based on 1 voting right for every US$2.00 nominal value of shares) held by Cavanagh as of 31 July 2007. (3) Notification using shares in issue figure of 1,402,754,315 (350,688,579

	voting rights based on 1 voting right for every US$2.00 nominal value of shares).
14. Contact name:	
15. Contact telephone number:	

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	STANDARD CHARTERED PLC
Contact address (registered office for legal entities)	1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7109
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	TERRY SKIPPEN
Contact address	STANDARD CHARTERED PLC 1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7109
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	GROUP CORPORATE SECRETARIAT

C: Additional information

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	10:12 31-Jul-07
Number	1762B

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.

At close of business on 30 July 2007 the issued share capital of Standard Chartered PLC consisted of:

99,250,000 $8^{1}/_{4}$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96,035,000 $7^{3}/_{8}$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

15,000 American Depository Shares representing 15,000 non-cumulative redeemable preference shares of US$5 each with no equity voting rights; and

1,402,754,315 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value.

Standard Chartered PLC holds no shares in Treasury.

Therefore, the total number of voting rights in Standard Chartered PLC is 350,688,579. This figure (350,688,579) may be used by shareholders to determine the percentage of voting rights (one vote for every US$2 nominal value of ordinary shares) they hold in Standard Chartered PLC and if they are required to notify their interests, or a change to their interest, in Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

END

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	11:18 29-Jun-07
Number	3104Z

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.

At close of business on 28 June 2007 the issued share capital of Standard Chartered PLC consisted of:

99,250,000 $8^1/_4$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96,035,000 $7^3/_8$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

15,000 American Depository Shares representing 15,000 non-cumulative redeemable preference shares of US$5 each with no equity voting rights; and

1,402,662,850 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value.

Standard Chartered PLC holds no shares in Treasury.

Therefore, the total number of voting rights in Standard Chartered PLC is 350,665,713. This figure (350,665,713) may be used by shareholders to determine the percentage of voting rights (one vote for every US$2 nominal value of ordinary shares) they hold in Standard Chartered PLC and if they are required to notify their interests, or a change to their interest, in Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:57 20-Jun-07
Number	7479Y

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Gareth Bullock

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Rock Nominees Limited

8 State the nature of the transaction
Exercise of an award under the Company's Restricted Share Scheme and part sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
3,206

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00023%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
1,320

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0001%

13. Price per *share* or value of transaction
Purchase price: Nil

Sale price: 1657.00p

14. Date and place of transaction
20 June 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
88,161 (0.0063%)

16. Date issuer informed of transaction
20 June 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
20 June 2007
END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:48 20-Jun-07
Number	7475Y

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*
Kai Nargolwala

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Euroclear Nominees Limited

8 State the nature of the transaction
(i) Exercise of an award under the Company's Performance Share Plan and retention of resulting shares
(ii) Exercise of an award under the Company's Executive Share Option Scheme and sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
(i) 21,715
(ii) 85,515
Total : 107,230

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken

into account when calculating percentage)
0.00765%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
(i) Nil
(ii) 85,515

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0061%

13. Price per *share* or value of transaction
Purchase price:
(i) Nil
(ii) 935.50p

Sale price: 1657.00p

14. Date and place of transaction
20 June 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
286,438 (0.0204%)

16. Date issuer informed of transaction
20 June 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification
20 June 2007
END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:44 20-Jun-07
Number	7468Y

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*
Mike DeNoma

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mike and Mrs DeNoma

8 State the nature of the transaction
Exercise of an award under the Company's Performance Share Plan and sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
21,715

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00155%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
21,715

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00155%

13. Price per *share* or value of transaction
Purchase price: Nil

Sale price: 1657.00p

14. Date and place of transaction
20 June 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
159,715 (0.0114%)

16. Date issuer informed of transaction
20 June 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
20 June 2007
END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:41 20-Jun-07
Number	7462Y

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*
Richard Meddings

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Richard Meddings

8 State the nature of the transaction
Exercise of awards under the Company's Performance Share Plan and the part sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
9,500 and 37,413
Total: 46,913

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00345%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
19,302

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0014%

13. Price per *share* or value of transaction
Purchase price: Nil

Sale price: 1657.00p

14. Date and place of transaction
20 June 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
151,154 (0.0108%)

16. Date issuer informed of transaction
20 June 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
20 June 2007
END



Regulatory Announcement

Go to market news section

Company	Standard Chartered PLC
TIDM	STAN
Headline	Pre-Close Trading Update
Released	09:18 20-Jun-07
Number	6790Y

Standard Chartered PLC
Pre-close Trading Update

20 June 2007

Standard Chartered PLC will be holding discussions with analysts and investors ahead of its close period for the half year ending 30 June 2007. This statement details the information that will be covered in those discussions.

The following sections outline Standard Chartered's progress in the first half of 2007, including a review of the overall business, an update on the performance of Consumer Banking and Wholesale Banking, and an update on the most recent acquisitions. Unless otherwise stated, references to 2006 are made in relation to the first half of the year.

Overall

Standard Chartered has continued to perform very strongly, building on the excellent start to 2007. The Group has very strong income momentum, especially in Wholesale Banking. We have accelerated investment, whilst still producing very good double digit working profit and operating profit growth.

The Group has very good double digit income growth in both Consumer Banking and Wholesale Banking and across almost all geographies.

The Group continues to deliver a strong performance across a wide range of products and customer segments.

Net interest margins have remained broadly stable.

The Group continues to take a dynamic approach to managing expense growth. In line with guidance previously given on 27 February and 3 May, we have stepped up the pace of investment, particularly in Consumer Banking, and we expect that expense growth will exceed income growth for the first half of 2007. For the full year, we anticipate that expense growth will be broadly in line with income growth.

We are comfortable with the asset quality for both businesses.

The integrations of Union Bank and of Hsinchu International Bank are progressing well with contribution to Group performance in line with expectations.

Business Performance

Consumer Banking

Consumer Banking has delivered strong income growth. On an underlying basis (excluding the impact of the recent 2006 acquisitions), Consumer Banking has maintained good income momentum.

Markets such as Other APR, MESA, and Singapore have performed particularly well with India, Malaysia and Korea also generating double digit income growth.

In Hong Kong, the rate of income growth has accelerated despite competitive pressures.

Wealth Management and SME are both achieving excellent growth across many geographies, with particularly strong performances in MESA, India, Korea, Hong Kong, Malaysia and Singapore.

Mortgage income, however, has continued to be affected by rising interest rates, regulatory constraints and strong competition in a number of key markets.

We have accelerated investment across the franchise, especially in: distribution (where we have upgraded and added outlets and ATMs); the Private Bank (which has now been launched in 7 countries); China, where we launched RMB Consumer Banking following the incorporation of the business in April; and in India. In line with previous guidance, growth in expenses will therefore significantly exceed the growth in income in the first half of the year.

Consumer Banking loan impairment has improved slightly on the first half of 2006, in line with expectations. This reflects: the improving situation in Taiwan, where impairment is moving to more normalised levels; inclusion of the two most recent acquisitions; and the change in volume, mix and maturity.

The Consumer Banking asset position reflects strong growth in unsecured products, inclusion of the most recent acquisitions but also pressure on secured products in some key markets.

Wholesale Banking

Wholesale Banking continues to demonstrate very strong income momentum, both overall and on an underlying basis (excluding the impact of the recent 2006 acquisitions), delivering broad based growth in all key client segments and across multiple products.

Client driven income has performed very strongly, showing high double digit growth as a result of our successful client centric strategy and an increase in cross-sell ratios.

The investments made in enhancing Global Markets capabilities have contributed to strong growth in the Rates and FX client business, Capital Markets and Corporate Finance businesses. Transaction Banking, especially Cash Management, continues to benefit from both volume growth and the rising interest rate environment in many markets.

Investment has been accelerated as Wholesale Banking has: expanded client coverage and product capabilities (investing in commodity derivative capability and Transaction Banking); invested in systems infrastructure and premises as the business continues its rapid expansion; and invested in its control environment and regulatory reporting infrastructure (improving anti money laundering processes and continuing investment for Basel). Notwithstanding this investment programme, Wholesale Banking will deliver positive jaws for the first half of the year.

Wholesale Banking continues to benefit from the benign credit environment. The quality of the Wholesale Banking loan book remains excellent. New impairments remain low, and recoveries and releases continue to be achieved, albeit at lower levels than in 2006.

Growth in Risk Weighted Assets has strong momentum but is growing more slowly than client income.

Korea

In Korea, overall income growth has been moderate. Good performance in Consumer Banking income reflects strength in SME and Wealth Management. Income performance in Wholesale Banking has been weaker, remaining broadly flat on the second half of 2006. Growth in expenses has exceeded income growth, in part reflecting a full allocation of Group expenses as well as continued investment in new products and infrastructure.

Pakistan and Taiwan

The integration of Union Bank and Standard Chartered operations in Pakistan is proceeding smoothly, with significant investment in rebranding and enhancing the branch network. Progress has been particularly strong in Capital Markets, Lending and SME.

The integration process in Taiwan is at a much earlier stage, but progress is good and the amalgamation of Hsinchu and Standard Chartered's existing business is expected imminently. We remain confident that Hsinchu will be EPS accretive and deliver double digit ROI in 2008.

Conclusion

In summary, the Group is performing very strongly. Income momentum is very strong and expense growth remains at high levels as we continue to make further investment in the franchise. The approach to risk management remains highly disciplined.

Peter Sands, Group Chief Executive, commented, "It's been another period of excellent delivery. We have incorporated our business in China, launched the Private Bank, and the integration of our acquisitions is going very well. The pace of growth in both businesses is strong and the credit quality of our loan portfolios remains robust. The Group is in great shape."

The pre-close conference call, hosted by Richard Meddings, Group Finance Director, will be webcast live on Standard Chartered's website. To access the webcast follow this link http://investors.standardchartered.com from 10:30 BST onwards. A recording of the

webcast and a podcast will also be available shortly after the event.

For further information, please contact:

Stephen Atkinson, Head of Investor Relations +44 (0)20 7280 7245
Tim Baxter, Head of External Communications +44 (0)20 7457 5573
Ruth Naderer, Head of Investor Relations, Asia Pacific +852 2820 3075

It is possible that this document could or may contain "forward-looking statements" that are based on current expectations or beliefs, as well as assumptions about future events, and include matters which are not facts. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar meaning. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and Standard Chartered's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. Any forward-looking statements contained in this document based on past or current trends and activities of Standard Chartered should not be taken as a representation that such trends or activities will continue in the future. Any forward-looking statements speak only as of the date of this document. Standard Chartered undertakes no obligation to revise or update any forward-looking statement contained within this document, regardless of whether those statements are affected as a result of new information, future events or otherwise.

END

London STOCK EXCHANGE

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Time/Date	Code	Name	Headline			Source
18:00 12-Jun-07	STAN	Standard Chartered PLC	Additional Listing			RNS
11:12 01-Jun-07	STAN	Standard Chartered PLC	Holding(s) in Company			RNS
10:26 31-May-07	STAN	Standard Chartered PLC	Total Voting Rights			RNS
16:38 25-May-07	STAN	Standard Chartered PLC	Publication of Prospectus			RNS
12:08 11-May-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
12:05 11-May-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
11:56 11-May-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
11:49 11-May-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
11:44 11-May-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
11:36 11-May-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	18:00 12-Jun-07
Number	2259Y

JPMorgan Cazenove Limited advise that an announcement headed Additional Listing released by us at 12.30pm on 26 March 2007 under RNS 6935T contained incorrect information relating to the number of shares and the name of scheme to be block listed by Standard Chartered PLC. The full text of the announcement should read as follows:

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 125,000 Ordinary shares of US$0.50 each under the Company's Performance Share Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	11:12 01-Jun-07
Number	6180X

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	STANDARD CHARTERED PLC

2. Reason for the notification (please state yes/no)

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	N/A
An event changing the breakdown of voting rights	N/A
Other (please specify):	N/A

3. Full name of person(s) subject to the notification obligation	Temasek Holdings (Private) Limited Fullerton Management Pte Ltd Dover Investments Pte. Ltd.
4. Full name of shareholder(s) (if different from 3).	Nortrust Nominees Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	29 May 2007
6. Date on which issuer notified:	31 May 2007
7. Threshold(s) that is/are crossed or reached:	Temasek Holdings – From 12% to 13% Fullerton Management Pte Ltd – From 12% to 13%

	Dover Investments Pte. Ltd. – Above 13%
8. Notified details:	NIL

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY USD0.50 GB0004082847	182,016,559 (See (1) in Additional Information in Box 13)	45,504,139 (based on 1 voting right for every US$2.00 nominal value of shares)	NIL	NIL	46,617,889 (based on 1 voting right for every US$2.00 nominal value of shares)	NIL	13.30%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
NIL	NIL	NIL	NIL	NIL

Total (A+B)

Number of voting rights	% of voting rights
46,617,889 (based on 1 voting right for every US$2.00 nominal value of shares)	13.30%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Temasek Holdings (Indirect) – 186,471,559 shares (46,617,889 voting rights based on 1 voting right for every US$2.00 nominal value of shares) = 13.30% (See (2) in Additional Information in Box 13) Fullerton Management Pte Ltd (Indirect) – 186,471,559 shares (46,617,889 voting rights based on 1 voting right for every US$2.00 nominal value of shares) = 13.30% (See (2) in Additional Information in Box 13) Dover Investments Pte. Ltd. (Direct) – 185,494,607 shares (46,373,651 voting rights (based on 1 voting right for every US$2.00 nominal value of shares) = 13.23%

Proxy Voting:	
10. Name of the proxy holder:	NIL
11. Number of voting rights proxy holder will cease to hold:	NIL
12 Date on which proxy holder will cease to hold voting rights:	NIL
13. Additional information:	(1) The 182,016,559 shares comprise 181,039,607 shares held by Dover Investments Pte. Ltd. ("Dover") and 976,952 shares held by Cavanagh Investments Pte Ltd ("Cavanagh") as of 28 May 2007. Dover is a wholly owned subsidiary of Fullerton Management Pte Ltd ("FMPL") which is in turn a wholly owned subsidiary of Temasek Holdings (Private) Limited ("Temasek"). Cavanagh is a wholly owned subsidiary of Fullerton Financial Holdings Pte Ltd which is in turn a wholly owned subsidiary of FMPL. (2) The 186,471,559 shares (46,617,889 voting rights based on 1 voting right for every US$2.00 nominal value of shares) comprise 185,494,607 shares (46,373,651 voting rights based on 1 voting right for every US$2.00 nominal value of shares) held by Dover and 976,952 shares (244,238 voting rights based on 1 voting right for every US$2.00 nominal value of shares) held by Cavanagh as of 31 May 2007. (3) Notification using shares in issue figure of 1,401,650,824 (350,412,706

	voting rights based on 1 voting right for every US$2.00 nominal value of shares).
14. Contact name:	
15. Contact telephone number:	

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	STANDARD CHARTERED PLC
Contact address (registered office for legal entities)	1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7483
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	TERRY SKIPPEN
Contact address	STANDARD CHARTERED PLC 1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7109
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	GROUP CORPORATE SECRETARIAT

C: Additional information

END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	10:26 31-May-07
Number	5075X

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with transitional provision 6 to the Disclosure and Transparency Rules implementing the EU Transparency Directive.

At close of business on 30 May 2007 the issued share capital of Standard Chartered PLC was as follows:

1,401,650,824 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value;

99,250,000 $8^{1}/_{4}$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96,035,000 $7^{3}/_{8}$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights; and

7,500 American Depository Shares representing 7,500 non-cumulative redeemable preference shares of US$5 each with no equity voting rights.

The above figure (1,401,650,824 ordinary shares of US$0.50 each) may be used by shareholders to determine the percentage of issued share capital they hold in Standard Chartered PLC and if they are required to notify their interests in, or a change to their interest in, Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Publication of Prospectus
Released	16:38 25-May-07
Number	2888X

RNS Number:2888X
Standard Chartered PLC
25 May 2007

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

25 May 2007

STANDARD CHARTERED PLC

PUBLICATION OF PROSPECTUS

Standard Chartered PLC announces that the following prospectus has been approved by the UK Listing Authority today and is available for viewing:

Offering Circular of Standard Chartered PLC in relation to the US$750,000,000 offering of 7,500 Non-Cumulative Redeemable Preference Shares (the "Preference Shares"), which will be sold in the form of American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") (the "Prospectus")

To view the full document, please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/2888x_-2007-5-25.pdf

For further information, please contact:

Stephen Atkinson
Head of Investor Relations
+44 (0) 20 7280 7245

Sean Farrell
Head of Media Relations
+44 (0) 20 7280 7163

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries specified in the Prospectus only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

None of the Preference Shares, ADSs or ADRs has been or will be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any other United States jurisdiction. The ADSs are being

offered in the United States solely to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. Your right to access this service is conditional upon complying with the above requirement.

CD071300167

This information is provided by RNS
The company news service from the London Stock Exchange

END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	12:08 11-May-07
Number	4574W

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

T J Miller

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholder s(s) and, if more than one, the number of *shares* held by each of them

i) T J Miller

ii) Computershare Company Nominees Limited

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

i) 424

ii) 1,365

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000128%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1421.40p

14. Date and place of transaction

11 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

99,501 (0.0071%)

16. Date issuer informed of transaction

11 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

11 May 2007

END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	12:05 11-May-07
Number	4568W

File number: 82-5188

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

Lord Turner

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Lord Turner

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000026%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1421.40p

14. Date and place of transaction

11 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

5,053 (0.00036%)

16. Date issuer informed of transaction

11 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

11 May 2007

END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	11:56 11-May-07
Number	4556W

File number: 82-5188

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

P D Skinner

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

P D Skinner

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000041%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1421.40p

14. Date and place of transaction

11 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

3,264 (0.00023%)

16. Date issuer informed of transaction

11 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

11 May 2007

END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	11:49 11-May-07
Number	4544W

File number: 82-5188

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

R Markland

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

R Markland

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000028%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1421.40p

14. Date and place of transaction

11 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,178 (0.00016%)

16. Date issuer informed of transaction

11 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

11 May 2007

END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	11:44 11-May-07
Number	4537W

File number: 82-5188

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

R H P Markham

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

R H P Markham

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000031%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1421.40p

14. Date and place of transaction

11 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,407 (0.00017%)

16. Date issuer informed of transaction

11 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

11 May 2007

END

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	11:36 11-May-07
Number	4518W

File number: 82-5188

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

R H Meddings

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

R H Meddings

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

2,221

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000159%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1421.40p

14. Date and place of transaction

11 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

123,543 (0.0088%)

16. Date issuer informed of transaction

11 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

11 May 2007

END

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File Number: 82-3188





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Page 11 of 18 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 | 18 | Next

Time/Date	Code	Name	Headline			Source
11:29 11-May-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
11:24 11-May-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
14:14 09-May-07	STAN	Standard Chartered PLC	Director Declaration			RNS
18:16 08-May-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:16 08-May-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:15 08-May-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:12 08-May-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:07 08-May-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:01 03-May-07	STAN	Standard Chartered PLC	Result of AGM			RNS
11:53 03-May-07	STAN	Standard Chartered PLC	AGM Statement			RNS

Page 11 of 18 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 | 18 | Next

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File number: 82-5188

Regulatory Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	11:29 11-May-07
Number	4498W

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

Tracy Clarke

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Tracy Clarke

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000017%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1421.40p

14. Date and place of transaction

11 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

15,620 (0.0011%)

16. Date issuer informed of transaction

11 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

11 May 2007
END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	11:24 11-May-07
Number	4494W

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

G R Bullock

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Rock Nominees Limited

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

1,066

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000076%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1421.40p

14. Date and place of transaction

11 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

86,275 (0.0062%)

16. Date issuer informed of transaction

11 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Cynthia McGibbon, 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

11 May 2007

END

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Declaration
Released	14:14 09-May-07
Number	3096W

Director Declaration

On 1 May 2007 Standard Chartered PLC announced the appointments of John Peace and Sunil Bharti Mittal to the Board of Standard Chartered PLC (the "Company") as independent non-executive directors.

Pursuant to Listing Rule 9.6.13 paragraph (1), details of all directorships held in any other publicly quoted company at any time in the previous five years, are set out below:

John Peace
Experian Group Limited (current)
Burberry Group plc (current)
GUS plc (past)

Sunil Bharti Mittal
Bharti Airtel Ltd (current)
Hero Honda Motors Limited (current)

The Company confirms that there are no further details in respect of either director to be disclosed under Listing Rule 9.6.13 paragraphs (2) to (6).

9 May 2007

END

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Regulatory Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:16 08-May-07
Number	2650W

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Tracy Clarke

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Tracy Clarke

8 State the nature of the transaction
Exercise of an option granted under the Company's Executive Share Option Scheme and sale of resulting shares.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
29,930

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.002%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
29,390

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.002%

13. Price per *share* or value of transaction
Purchase price: 935.5p
Sale price: 1550.6p

14. Date and place of transaction
4 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
15,388 (0.001%)

16. Date issuer informed of transaction
4 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
8 May 2007
END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:16 08-May-07
Number	2647W

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

Lord Turner

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Lord Turner

8 State the nature of the transaction

Purchase of shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

3,000

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0002%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1540.64p

14. Date and place of transaction

4 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

5,016 (0.00036%)

16. Date issuer informed of transaction

4 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen, 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

8 May 2007

END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:15 08-May-07
Number	2645W

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Gareth Bullock

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Rock Nominees Limited

8 State the nature of the transaction
i) Exercise of options granted under the Company's Executive Share Option Schemes and sale of resulting shares
ii) Exercise of an award under the Company's Performance Share Plan and part sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
i) 80,630
ii) 32,068

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.008%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
i) 80,630
ii) 13,195

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0067%

13. Price per *share* or value of transaction
Purchase price:
i) at prices between 888p and 902p
ii) nil
Sale price: 1550.6p

14. Date and place of transaction
4 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
85,209 (0.006%)

16. Date issuer informed of transaction
4 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification

8 May 2007

END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:12 08-May-07
Number	2643W

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*
Mervyn Davies

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mervyn Davies

8 State the nature of the transaction
i) Exercise of options granted under the Company's Executive Share Option Schemes and sale of resulting shares.
ii) Exercise of an award made under the Company's Performance Share Plan and sale of resulting shares.
iii) Sale of shares.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
i) 792,533
ii) 69,481

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0062%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
i) 792,533
ii) 69,481
iii) 111,129

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.07%

13. Price per *share* or value of transaction
Purchase prices:
i) at prices between 609.5p and 902p
ii) nil

Sale price: 1550.6p

14. Date and place of transaction
4 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
110,000 (0.0079%)

16. Date issuer informed of transaction
4 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification
8 May 2007
END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:07 08-May-07
Number	2641W

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
David Edwards

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
David Edwards

8 State the nature of the transaction
i) Exercise of options granted under the Company's Executive Share Option Scheme and sale of resulting shares.
ii) Exercise of an award made under the Company's Restricted Share Scheme and sale of resulting shares.
iii) Exercise of an award made under the Company's Performance Share Plan and sale of resulting shares.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
i) 185,405
ii) 2,368
iii) 26,723

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0155%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
214,496

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0155%

13. Price per *share* or value of transaction
Purchase price:
i) at prices between 871.02p and 935.5p
ii) nil
iii) nil

Sale price: 1550.6p

14. Date and place of transaction
4 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
16,308 (0.001%)

16. Date issuer informed of transaction
4 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
8 May 2007
END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Result of AGM
Released	18:01 03-May-07
Number	0947W

RESULT OF AGM

RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

Thursday 3 May 2007

Standard Chartered PLC announces the result of voting on the resolutions at its Annual General Meeting held on Thursday 3 May 2007, as set out in the AGM notice.

A poll was held on each of the resolutions and was passed by the required majority. Resolutions 1 to 14 (inclusive) and 18 to 22b (inclusive) as ordinary resolutions and Resolutions 15 – 17 as special resolutions were passed and the results of the poll were as follows:

	Resolution	For	Against	Vote Withheld
1.	To receive the report and accounts	237,853,305	740,496	308,302
2.	To declare the final dividend	238,539,982	4,718	356,764
3.	To approve the directors' remuneration report	194,449,851	36,081,186	8,369,587
4.	To re-elect Sir CK Chow as a director	237,514,492	1,069,929	327,243
5.	To re-elect Mr J F T Dundas as a director	238,516,152	67,052	328,782
6.	To re-elect Ms R Markland as a director	238,463,362	118,529	328,928
7.	To re-elect Mr R H Meddings as a director	235,186,277	912,381	2,812,533
8.	To re-elect Mr K S Nargolwala as a director	235,154,601	931,162	2,811,483
9.	To re-elect Mr P D Skinner as a director	238,446,363	122,395	330,940
10.	To elect Lord Adair Turner as a director	238,433,033	129,866	334,630
11.	To re-appoint the auditor	237,939,737	283,927	674,905
12.	To authorise the directors to set the auditor's fees	238,256,319	332,547	309,164
13.	To authorise the directors to allot shares	232,271,082	6,146,916	476,207
14.	To extend the authority to allot shares	230,617,325	7,804,514	475,578
15.	To disapply pre-emption rights	236,613,016	1,793,910	487,223
16.	To authorise the Company to buy back its ordinary shares	237,575,255	862,180	470,777
17.	To authorise the Company to buy	237,585,823	834,863	474,065

back its preference shares			
18. To authorise the Company to make EU political donations under s347C of the Companies Act 1985	233,422,685	4,904,218	567,837
19. To authorise Standard Chartered Bank to make EU political donations under s347D of the Companies Act 1985	233,405,842	4,739,487	749,094
20. To approve the Waiver in respect of the reporting and annual review requirements in respect of Ongoing Banking Transactions with associates of Temasek that the Company has not been able to identify	190,173,583	1,761,425	46,962,291
21. To approve the Waiver in respect of the requirement to enter into fixed-term written agreements with Temasek and its associates in respect of Ongoing Banking Transactions	190,169,712	1,761,393	46,965,995
22a. To ratify past Ongoing Banking Transactions with Temasek and its associates	190,304,986	1,752,454	46,598,369
22b. To approve future Ongoing Banking Transactions with Temasek and its associates, including the waiver in respect of the requirement to set an annual cap	190,170,855	1,762,657	46,722,619

As at the date of the AGM, the number of issued shares of the Company was 1,386,567,798 shares, which was the total number of shares entitling the holders to attend and vote for or against all Resolutions (other than Resolutions 20 to 22b). Save for Resolutions 20 to 22b, there were no restrictions on any shareholders to cast votes on any of the Resolutions proposed at the AGM, and there was no share entitling the holders to attend and vote only against the Resolutions at the AGM. The scrutineer of the poll was Computershare Investor Services PLC.

Temasek and its associates control the exercise of 12 per cent of the voting rights of the Company and had abstained from voting at the AGM in respect of Resolutions 20 to 22b.

N.B. In accordance with the Company's Articles of Association, on a poll every member shall have one vote for every four shares held.

In accordance with Listing Rule 9.6.2, two copies of the resolutions put to shareholders at the AGM today has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

END



Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	AGM Statement
Released	11:53 03-May-07
Number	0497W

STANDARD CHARTERED PLC

ANNUAL GENERAL MEETING

3 MAY 2007

The meeting will deal with the proposed Resolutions as outlined in the Notice of Annual General Meeting issued to Shareholders dated 26 March 2007 and will provide a summary of the business and final performance of the Group in 2006 and of current progress.

The following statements are excerpts from the speeches to be made to shareholders by Mervyn Davies, Chairman, and Peter Sands, Group Chief Executive, at the Annual General Meeting, being held today at 12.00 noon in London.

Mervyn Davies, Chairman

Top-line Numbers
I have been on the Board of Standard Chartered since 1997 and was Chief Executive for five years. Today I am privileged to be here as your Chairman. Standard Chartered's history goes back 154 years. This is a company which respects tradition and history and at the same time moves forward and delivers performance.

So I am very pleased to report that 2006 was another year of excellent achievement for Standard Chartered.

- Income increased 26 per cent.
- Profit before taxation rose 19 per cent.
- Normalised earnings per share increased 11 per cent.

As a result of this strong performance, the Board is recommending a full-year dividend to shareholders of 71.04 cents a share, an increase of 11 per cent.

I'm sure you will agree these results demonstrate that we have strong momentum in our businesses. We are getting the balance right, producing good financial performance while investing for future growth and returns for shareholders.

Our performance was recognised by The Banker magazine, which named Standard Chartered for the first time ever as Global Bank of the Year, as well as Bank of the Year for Global Corporate Social Responsibility.

Chairman role
At this point I would like to thank Bryan Sanderson, who stepped down as Chairman in November

after serving for three and a half years, during which time the Group grew strongly and prospered. The Board would like to say thank you to Bryan.

This is the first Annual General Meeting since I became Chairman and Peter Sands stepped up to be Chief Executive. This will be a great opportunity for you to get to know Peter. The Bank is in great shape and he and his management team are ready to seize the many opportunities in our markets.

At a time of rapid growth, we have continuity of leadership. Peter and I have worked closely in developing our strategy, and this is the evolution of a partnership which will enable us to continue the Bank's record of consistently good performance for shareholders.

As Chairman, a key part of my role is to lead the Board. I will make sure we continue to have a top-quality Board in place to challenge as well as to support the Bank's executive management team.

I also want to build on the relationships I have developed around the world over the past 10 years as a Board member.

Since becoming Chairman I have been to China, Hong Kong, Singapore, Dubai, Abu Dhabi, Indonesia, Vietnam and New York and I can tell you companies, governments and other stakeholders in our markets increasingly see Standard Chartered as The Right Partner.

Global economy
Turning to the global economy, the economic environment has been good. The world economy is thriving, trade is soaring, commodity markets are healthy and China and India are opening up.

In Asia, new trade corridors are emerging both within the region and with other regions, and trade volumes are rising sharply.

Globally, and on the ground in many of our markets, the picture looks good. The dynamics of the world economy are changing, as the global importance of Asia, Africa and the Middle East continues to grow.

We are well placed to gain from the many changes that are under way around the globe and will continue our focus on creating shareholder value through our existing businesses and emerging opportunities.

Our markets are some of the most exciting in the world, but they also face some of the biggest challenges such as poverty, disease and the effects of climate change.

Sustainable business
At previous Annual General Meetings we have talked about corporate responsibility – doing business in an ethical way and supporting communities. Lots of companies are talking about corporate responsibility now, but we were one of the first to put it at the heart of our business.

In 2006 we refocused our approach and launched our "building a sustainable business" strategy, based on our seven priorities.

All these priorities are aligned with the Bank's business, and all our activities utilise our skills, employees and network. We do this because we can make a difference, but also because it is the right thing for you, our shareholders.

Take Seeing is Believing, our programme to combat avoidable blindness. In many of our markets, if you are blind you cannot contribute to the economy.

Eradicating avoidable blindness will stimulate economic growth in these markets. And by involving employees, customers and other stakeholders in the campaign, we build our reputation, increase

employee engagement and attract talented employees.
Each of you should have found a copy of our Sustainability Review on your chair. I hope you will take the chance to read it and find out about what we are doing to make a difference and ensure that our growth is sustainable.

And by the way, we would appreciate your feedback, as shareholders of the Company, on the Sustainability Review and how we can conduct what we are doing more effectively.

During 2006 Standard Chartered made significant strategic progress. We have the management depth to execute our strategy and we are attracting talented and diverse employees from around the world. The Bank is in excellent shape and we are optimistic about the future.

Governance
Now a few words on governance and the Board.

As I look around the room, I see a strong Board, a really good cultural mix with greater representation of our markets.

The Board is there to support and challenge the executive management team. In recent years we have considerably strengthened the Board to ensure that we have robust governance in place for our business.

In August we welcomed Lord Turner of Ecchinswell to the Board.

Adair Turner was Chairman of the UK's Independent Pensions Commission until April 2006 and from 1995 to 1999 he was Director General of the Confederation of British Industry.

This week we announced the further strengthening of our Board with the appointment of John Peace as Deputy Chairman and Senior Independent Director and Sunil Mittal as a Non-executive Director. Both appointments are effective from 1 August 2007.

John is the Chairman of Experian Group and Burberry and Sunil is the founder, Chairman and Group Chief Executive of Bharti Enterprises, one of India's leading companies.

These appointments will strengthen our governance and add great depth and diversity to our Board.

Rudy Markham will step down as the Senior Independent Director on 1 August and I would like to thank him for the significant contribution he has made in that role.

I am delighted that Rudy will be continuing as Chairman of the Audit and Risk Committee, which plays such a critical role in the governance of the Company.

At the end of the year, Hugh Norton retired from the Board as Senior Independent Director. We are grateful for the 11 years' service that he gave to Standard Chartered as a Board member.

He served on the Nomination, Remuneration and Audit and Risk Committees and was a truly gifted Non-executive Director. He was a great source of wise counsel to me, the Board and Executives and we would like to thank him most sincerely.

In closing, let me reaffirm to you that Standard Chartered is in excellent shape and making strong progress. We have a clear strategy, a strong management team, and we are well positioned to capitalise on the many opportunities in our markets

Thank you, ladies and gentlemen, for your support.

Peter Sands, Group Chief Executive

Strategic agenda

Five years ago, I joined Standard Chartered as Group Finance Director. And now I am delighted to be standing here as Group Chief Executive, just six months into the job.

In the last five years, Standard Chartered has changed enormously. Under Mervyn's leadership as Chief Executive, we've almost tripled the number of branches, more than doubled the number of customers and doubled the number of staff. Most importantly, we grew earnings per share by a cumulative average growth rate of 21 per cent, delivered consistent growth in dividends (so that the 2006 US dollar dividend is 69 per cent higher than the 2001 figure), and drove total shareholder return of 118 per cent.

I am proud to have played my part in this story of growth and success. And I am delighted to take on the role of leading the Bank on the next phase of our journey. I'm particularly pleased that I will be doing so whilst continuing to work in partnership with Mervyn. He has been a superb Chief Executive and is and will be a great Chairman.

And as Mervyn said, the Bank is in great shape. We have a clear strategy, a committed team and strong business momentum.

Our strategy is to become the world's best international bank, leading the way in Asia, Africa and the Middle East. We've made great progress, but there's much more to go for. We see huge opportunities in our markets. We see room for improvement in almost everything we do.

My job is to make this happen. And my priorities for 2007 are clear.

We must accelerate organic growth. This is the core of our strategy and the key to shareholder value creation. We stepped up investment for growth in 2006 and are doing so again in 2007.

We must also continue to deliver on our acquisitions. Acquisitions do play an important role in our strategy, but it's a supporting role. We don't buy to grow; we grow what we buy.

This year our focus will be on our most recent acquisitions, in Pakistan and Taiwan. Both offer huge potential for income and earnings growth. We are determined to make both highly successful.

A third priority is to continuously improve the way we work, to deliver better service to our customers, and to achieve greater cost efficiency. Many of you will know that banks often make things too complicated. We're not immune to this, but we are tackling it. We're redesigning processes to make them simpler, better, faster.

A personal priority for me is to build more leadership capacity across the Bank. One of Standard Chartered's great strengths is the depth, diversity and talent of our people. The sheer variety of people in the Bank is one of the things that make it such a wonderful place to work. But if we're to achieve our ambitions we've got to attract and grow the next generation of leaders faster than ever before.

Finally, we have to reinforce our brand. We have a great brand, a brand that's well-known and respected across our markets. But we need to make it even bigger and make it speak with a louder voice.

So these are my priorities for this year. We're making good progress on all of them.

Now I'd like to quickly talk about some of our key markets, to give you a flavour of what we're actually doing on the ground.

Tour of markets

First, China. In 2006, we more than doubled our income in China, tripled profit, expanded our network to 22 locations in 14 cities, and almost doubled staff numbers.

2007 promises to be equally exciting. At the beginning of April we incorporated our business in China. Incorporation allows us for the first time to provide mortgages, credit cards and other local-currency services to Chinese individuals. Last week we received licences to offer these services in five cities.

This is a huge opportunity, and we're accelerating investment to expand our network. By the end of the year, subject to regulatory approvals, we expect to have around 40 outlets in China.

Reflecting China's importance to Standard Chartered, I've already been there twice since becoming Group Chief Executive, and I even took my family there for a brief holiday over Easter.

I'm also focusing a lot of attention on India. In 2006 we made profit of just over $400 million in India, up 69 per cent on 2005, with a particularly strong performance in Wholesale Banking.

We are growing our Wholesale Banking business right across India, and are advising and financing major Indian companies as they expand outside India. For example, Tata Steel in its acquisition of Corus here in the UK.

In 2007 we will continue to invest in both businesses to ensure we make the most of the opportunities in this emerging economic giant.

China and India are the two big growth stories in the world economy – and we are well placed to capitalize on both.

But we have many other exciting opportunities for growth.

Even in what some would describe as more mature markets, we can achieve rapid profit growth.

In Hong Kong, our biggest market, we grew profits by 24 per cent in 2006.

In Korea, our second biggest market, we grew profits by 72 per cent.

And in Singapore, we grew profits by 28 per cent.

Through innovative products, excellent service and reaching out to new customer segments, such as private banking and small and medium sized enterprises, we can continue to drive growth.

And this is not just a story about Asia. In Africa and the Middle East we are also growing strongly.

In Africa, we are benefiting from the rapidly increasing flows of trade and investment with Asia. Our profits in Africa were up 200 per cent in 2006.

Nigeria is particularly exciting. In 2006 we grew income by over 80 per cent and doubled profits.

In the Middle East, we are investing to capitalise on the extraordinary dynamism of places like Dubai, Abu Dhabi and Qatar. In 2006 we grew income in the United Arab Emirates by 32 per cent. And we see many new opportunities such as doing even more in Islamic finance and realising the potential of the Dubai International Financial Centre.

The core of our strategy is organic growth – growing our existing businesses. But acquisitions do play an important role by giving us new platforms for growth. Our most recent acquisitions were in Pakistan and Taiwan.

In Pakistan, we bought Union Bank in September and are making rapid progress in integration. We

rebranded Union's 65 branches in early January and now have 116 in total. We're in a great position in Pakistan, as the biggest international bank and with a strong management team drawn from both institutions.

In Taiwan, we took full control of Hsinchu International Bank in December, giving us 86 branches in this dynamic North East Asian market. We're at a much earlier stage in the integration process than in Pakistan, but we are making good progress and we are confident that this acquisition will give us a new, powerful engine of profit growth.

I have visited both Pakistan and Taiwan since the beginning of the year. Making sure we deliver on these two acquisitions is a top priority for me.

What you should take from this quick canter around our markets is that we have great opportunities for growth and that we are investing to capture them.

Current progress
We've had an excellent start to 2007. Both businesses performed very well in the first quarter of the year with strong income growth, particularly in Wholesale Banking. We are seeing good double-digit income momentum across almost all our geographies.

We have stepped up the pace of investment, particularly in Consumer Banking, as we said we would, and we are making good progress against our milestones. As we indicated at the results presentation, for the Group as a whole, costs will grow faster than income in the first half. However, expense growth for the full year will be broadly in line with income growth.

The credit environment has remained largely benign. The Wholesale Banking portfolio continues to demonstrate excellent credit quality. In Consumer Banking, as expected, the loan impairment charge reflects the improving situation in Taiwan as well as the inclusion of our most recent acquisitions and the change in the mix and maturity of the portfolio.

So, in summary, the Group is in great shape, we have strong momentum and a wealth of opportunities.

Thank you for your support.

- END -

For further information please contact:

Sean Farrell, Head of Media Relations +44 (0) 20 7280 7163

Stephen Atkinson, Head of Investor Relations +44 (0)20 7280 7245

END

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Time/Date	Code	Name	Headline			Source
10:02 01-May-07	EXPN	Experian Group Limited	Director Declaration			RNS
09:34 01-May-07	STAN	Standard Chartered PLC	Directorate Change			RNS
16:55 30-Apr-07	51OX	Standard Chartered Bank	Annual Information Update			RNS
16:43 30-Apr-07	STAN	Standard Chartered PLC	Annual Information Update			RNS
14:46 30-Apr-07	STAN	Standard Chartered PLC	Total Voting Rights			RNS
14:56 26-Apr-07	51OX	Standard Chartered Bank	Publication of Prospectus			RNS
16:50 24-Apr-07	51OX	Standard Chartered Bank	Publication of Final Terms			RNS
16:20 12-Apr-07	STAN	Standard Chartered PLC	Holding(s) in Company - amend			RNS
16:20 12-Apr-07	STAN	Standard Chartered PLC	Holding(s) in Company - amend			RNS
15:36 11-Apr-07	51OX	Standard Chartered Bank	Publication of Prospectus			RNS

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	09:34 01-May-07
Number	8470V

FOR IMMEDIATE RELEASE

Standard Chartered PLC appoints Deputy Chairman and Non-Executive Director

-

John Peace and Sunil Bharti Mittal have been appointed as independent Non-Executive Directors of Standard Chartered PLC with effect from 1 August 2007.

John Peace will become Deputy Chairman and also the Senior Independent Director from the date of his appointment.

Mr Peace, 58, is Chairman of Experian Group Limited, a FTSE100 company, and Burberry Group plc. His successful career has covered the retail, information technology and financial sectors. Mr Peace was formerly Chief Executive of GUS plc, where his restructuring strategy more than trebled the group's market capitalisation in six years.

Mr Mittal, 49, is the Founder, Chairman and Group Chief Executive of Bharti Enterprises, the controlling shareholder of Bharti Airtel Ltd, a US$35 billion company and one of India's top five companies. Besides controlling and running Bharti Airtel, India's leading private integrated telecom company, Bharti Enterprises is also engaged in several other businesses.

Rudy Markham will step down as Senior Independent Director with effect from 1 August 2007.

Mervyn Davies, Chairman of Standard Chartered, said:

"The appointments of John Peace and Sunil Mittal strengthen our governance and add great depth and diversity to our Board.

"John has an outstanding record as a strategic business thinker and for increasing shareholder value.

"Sunil is one of India's most successful and highly respected entrepreneurs and I am very pleased that we have additional Board representation from such an important market.

"I would also like to take this opportunity to thank Rudy Markham for his support during his time as the Senior Independent Director. I am delighted that Rudy will be continuing as

Chairman of the Audit and Risk Committee, which plays such a critical role in the governance of the company."

Ends

For further information please contact:

Sean Farrell	Head of Media Relations	+44 (0)20 7280 7163

Biographies

John Peace
July 2006 to date: Chairman, Experian Group Limited
June 2002 to date: Chairman, Burberry Group plc

John joined GUS in 1970 and held several senior IT management positions before co-founding CCN in 1980, a company formed by GUS to market information services to retailers and other lending organisations. As one of Europe's largest information services companies, it was combined with a number of other US and European businesses to form Experian in 1996, with John as Chief Executive. He was appointed to the GUS main board the following year and became Chief Executive of GUS in January 2000.

During his six-year tenure, John was responsible for a strategy to maximise shareholder value, which included the demerger of Burberry, a business with a market value of £3.0 billion, and separate flotations of Home Retail Group (encompassing Argos and Homebase) and Experian, a group with sales of more than US$3.1 billion. The market capitalisation of GUS more than trebled over this period and it was one of the best performing stocks in the FTSE100.

Sunil Mittal
Founder, Chairman and Group Chief Executive of Bharti Enterprises, headquartered in New Delhi, India.

Bharti Enterprises is one of the top five companies in India, and is the controlling shareholder of Bharti Airtel Ltd, which has a market capitalisation of more than US$35 billion and employs more than 30,000 people. Bharti Airtel is India's leading private integrated telecom company. It has been at the forefront of the telecom revolution and has transformed the telecom sector with its world-class services built on leading edge technologies.

Other businesses in the group are: manufacturing and marketing of communication and media devices; a life insurance joint venture with AXA; and FieldFresh Foods, engaged in the agri sector.

Sunil founded Bharti in 1976 at the age of 18 after graduating from Punjab University. He holds one of the highest civilian awards in India – Padma Bhushan, and a Doctor of Science (Honoris Causa) degree from the G B Pant University.

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered PLC is listed on both the London Stock Exchange and the Hong Kong Stock Exchange and is consistently ranked in the top 25 among FTSE-100 companies by market capitalisation.

Standard Chartered has a history of over 150 years in banking and operates in many of the world's fastest-growing markets with an extensive global network of over 1,400 branches (including subsidiaries, associates and joint ventures) in over 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas.

As one of the world's most international banks, Standard Chartered employs almost 60,000 people, representing over 100 nationalities, worldwide. This diversity lies at the heart of the Bank's values and supports the Bank's growth as the world increasingly becomes one market.

With strong organic growth supported by strategic alliances and acquisitions and driven by its strengths in the balance and diversity of its business, products, geography and people, Standard Chartered is well positioned in the emerging trade corridors of Asia, Africa and the Middle East.

Standard Chartered derives over 90 per cent of profits from Asia, Africa and the Middle East. Serving both Consumer and Wholesale Banking customers worldwide, the Bank combines deep local knowledge with global capability to offer a wide range of innovative products and services as well as award-winning solutions.

Trusted across its network for its standard of governance and corporate responsibility, Standard Chartered takes a long term view of the consequences of its actions to ensure that the Bank builds a sustainable business through social inclusion, environmental protection and good governance.

Standard Chartered is also committed to all its stakeholders by living its values in its approach towards managing its people, exceeding expectations of its customers, making a difference in communities and working with regulators.

For more information on Standard Chartered, please log on to www.standardchartered.com

END

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Regulatory Announcement

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Company	Standard Chartered Bank
TIDM	51OX
Headline	Annual Information Update
Released	16:55 30-Apr-07
Number	8127V

Annual Information Update for Standard Chartered Bank (the "Company")

This annual information update is filed pursuant to Prospectus Rule 5.2 made by the Financial Services Authority and not for any other purpose and by filing this annual information update neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained or referred to below herein. The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

1. Regulatory Announcements

The following regulatory announcements have been made by the Company during the previous 12 months up to and including 18 April 2007. These announcements were made via a Regulatory Information Service in London and simultaneously announced, where appropriate, to the Stock Exchange of Hong Kong. Copies of these announcements can be viewed at the London Stock Exchange's website at www.londonstockexchange.com/en-gb/pricesnews/marketnews and at the Company's website at investors.standardchartered.com/

Date of Publication	Regulatory Headline
18 April 2006	Annual Information Update
11 May 2006	Preferred Securities
26 September 2006	Publication of Prospectus
10 November 2006	Publication of Prospectus
29 November 2006	Publication of Prospectus
11 April 2007	Publication of Prospectus
24 April 2007	Publication of Final Terms
26 April 2007	Publication of Prospectus

2. Documents filed with the Registrar of Companies

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous 12 months. Copies of these documents may be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ - email: enquiries@companies-house.gov.uk - or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk.

Date of Filing	Document Type	Brief Description
24 April 2006	AA	Accounts made up to 31/12/2005
3 May 2006	123	Notice of increase in nominal capital
3 May 2006	123	Notice of increase in nominal capital
3 May 2006	123	Notice of increase in nominal capital
15 May 2006	395	Particulars of Mortgage/Charge
24 May 2006	363a	Return made up to 10/04/2006
20 June 2006	288c	Change to particulars of director
12 December 2006	288b	Director resigned
12 December 2006	288b	Secretary resigned
17 January 2007	288b	Director resigned

19 January 2007	128(1)	Statement of rights attached to allotted shares
12 February 2007	288c	Change to particulars of director
27 February 2007	123	Notice of increase in nominal capital
17 April 2007	363a	Return made up to 10/04/2007

3. Documents filed with the Financial Services Authority

The following documents have been filed by the Company with the Financial Services Authority during the previous 12 months. These documents may be viewed at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London, E14 5HS. Copies of these documents are also avalable on request from the Company's principal office at 1 Aldermanbury Square, London, EC2V 7SB.

Date of Publication	Document
26 September 2006	Prospectus dated 26 September 2006 relating to a US$15 billion Debt Issuance Programme with Standard Chartered Bank, Standard Chartered Bank (Hong Kong) Limited and Standard Chartered First Bank Korea Limited as issuers.
10 November 2006	Supplementary Prospectus dated 9 November 2006 supplementing the Prospectus dated 26 September 2006 relating to a US$15 billion Debt Issuance Programme with Standard Chartered Bank, Standard Chartered Bank (Hong Kong) Limited and Standard Chartered First Bank Korea Limited as issuers.
27 November 2006	The Final Terms dated 27 November 2006 relating to the Issue of Euro675,000,000 and US$100,000,000 Floating Rate Step Up Dated Subordinated Lower Tier II Notes due 2018 Euro Notes and Dollar Notes have been filed with the UK Listing Authority and the London Stock Exchange and are available for viewing.
11 April 2007	Supplementary Prospectus dated 11 April 2007 supplementing the Prospectus dated 26 September 2006 relating to a US$15 billion Debt Issuance Programme with Standard Chartered Bank, Standard Chartered Bank (Hong Kong) Limited and Standard Chartered First Bank Korea Limited as issuers.
24 April 2007	Final Terms dated 24 April 2007 relating to the intended issue of £300,000,000 Fixed to Floating Rate Step Up Dated Subordinated Lower Tier II Notes due 2018 on 26 April 2007.

4. Documents filed with the Securities and Exchange Commission

The Company has submitted all of the above filings to the Securities and Exchange Commission by virtue of compliance with Section 12 of the US Securities Exchange Act of 1934. Full details of these filings can be viewed at www.sec.gov/edgar/searchedgar/companysearch.html

5. Documents filed with the Companies Registry in Hong Kong

The following documents have been filed by the Company with the Companies Registry in Hong Kong during the previous 12 months up to and including [18 April 2007. Copies of these documents may be obtained from the Companies Registry in Hong Kong, 14th Floor, Queensway Government Offices, 88 Queensway, Hong Kong, email:crenq@cr.gov.hk; or, if you are a registered user, through ICRIS at www.icris.cr.gov.hk.

Date of Filing	Document Type	Brief Description
26 May 2006	Accounts	Directors' Report and Financial Statements for the year ended 31 December 2005
26 May 2006	ARF1	2006 Annual Return
29 November 2006	D2	Resignation of Bryan Sanderson as director
21 March 2007	D2	Resignation of Mervyn Davies as director

A copy of this annual information update is available on request from the Company's principal office at 1 Aldermanbury Square, London, EC2V 7SB; and its principal place of business in Hong Kong at 32nd Floor, 4-4A Des Voeux Road, Central, Hong Kong.

Two copies of this announcement have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London, E14 5HS.

For further information, please contact Sarah Williams, Assistant Secretary, ++44 20 7280 6123.

30 April 2006

END

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Annual Information Update
Released	16:43 30-Apr-07
Number	8100V

Annual Information Update for Standard Chartered PLC (the "Company")

This annual information update is filed pursuant to Prospectus Rule 5.2 made by the Financial Services Authority and not for any other purpose and by filing this annual information update neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained or referred to below herein. The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

1. Regulatory Announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service during the previous 12 months up to and including 18 April 2007. Copies of these announcements can be viewed at the London Stock Exchange's website at www.londonstockexchange.com/en-gb/pricesnews/marketnews under code STAN and at the Company's website at investors.standardchartered.com/

Date of Publication	Regulatory Headline
18 April 2006	Annual Information Update
24 April 2006	Holding(s) in Company
4 May 2006	AGM Statement
4 May 2006	Directorate Change
5 May 2006	Result of AGM
5 May 2006	Documents for Inspection
12 May 2006	Director/ PDMR Shareholding
12 May 2006	Director/ PDMR Shareholding
12 May 2006	Director/ PDMR Shareholding
12 May 2006	Director/ PDMR Shareholding
12 May 2006	Director/ PDMR Shareholding
12 May 2006	Director/ PDMR Shareholding
12 May 2006	Director/ PDMR Shareholding
12 May 2006	Director/ PDMR Shareholding
12 May 2006	Director/ PDMR Shareholding
12 May 2006	Director/ PDMR Shareholding

12 May 2006	Director/ PDMR Shareholding
12 May 2006	Director/ PDMR Shareholding
12 May 2006	Director/ PDMR Shareholding
18 May 2006	Director/ PDMR Shareholding
18 May 2006	Director/ PDMR Shareholding
19 May 2006	Directors' Interests
19 May 2006	Holding(s) in Company
2 June 2006	Director/ PDMR Shareholding
8 June 2006	Holding(s) in Company
15 June 2006	Additional Listing
16 June 2006	Acquisition
19 June 2006	Additional Listing
20 June 2006	Additional Listing
23 June 2006	Additional Listing
26 June 2006	Additional Listing
28 June 2006	Additional Listing
28 June 2006	Trading Statement
5 July 2006	Additional Listing
5 July 2006	Directors' Interests
5 July 2006	Directorate Change
6 July 2006	Additional Listing
6 July 2006	Director Declaration
7 July 2006	Additional Listing
10 July 2006	Additional Listing
11 July 2006	Additional Listing
12 July 2006	Additional Listing
13 July 2006	Additional Listing
17 July 2006	Additional Listing
18 July 2006	Additional Listing
19 July 2006	Additional Listing
20 July 2006	Additional Listing
21 July 2006	Additional Listing
21 July 2006	Holding(s) in Company
24 July 2006	Additional Listing
25 July 2006	Additional Listing
26 July 2006	Additional Listing
27 July 2006	Additional Listing
28 July 2006	Additional Listing
31 July 2006	Additional Listing
1 August 2006	Additional Listing
2 August 2006	Additional Listing
3 August 2006	Additional Listing

3 August 2006	Directors' Interests
3 August 2006	Holding(s) in Company
4 August 2006	Additional Listing
7 August 2006	Additional Listing
7 August 2006	Holding(s) in Company
8 August 2006	Interim Results
8 August 2006	Additional Listing
8 August 2006	Director/ PDMR Shareholding
9 August 2006	Additional Listing
9 August 2006	Preference Shares Redemption
9 August 2006	Acquisition
10 August 2006	Additional Listing
11 August 2006	Additional Listing
14 August 2006	Additional Listing
15 August 2006	Additional Listing
16 August 2006	Additional Listing
17 August 2006	Additional Listing
18 August 2006	Additional Listing
18 August 2006	Holding(s) in Company
21 August 2006	Holding(s) in Company
22 August 2006	Holding(s) in Company
22 August 2006	Holding(s) in Company
22 August 2006	Holding(s) in Company
23 August 2006	Holding(s) in Company
25 August 2006	Holding(s) in Company
25 August 2006	Holding(s) in Company
30 August 2006	Holding(s) in Company
30 August 2006	Holding(s) in Company
30 August 2006	Holding(s) in Company
1 September 2006	Doc re Interim Report
5 September 2006	Additional Holding in Permata
6 September 2006	Completion of Acquisition
11 September 2006	Director/ PDMR Shareholding
12 September 2006	Holding(s) in Company
26 September 2006	Publication of Prospectus
29 September 2006	Acquisition
29 September 2006	Results of Placing
2 October 2006	Director/ PDMR Shareholding
9 October 2006	Directors' Interests
12 October 2006	Director/ PDMR Shareholding
12 October 2006	Director/ PDMR Shareholding
12 October 2006	Director/ PDMR Shareholding

12 October 2006	Director/ PDMR Shareholding
12 October 2006	Director/ PDMR Shareholding
12 October 2006	Director/ PDMR Shareholding
12 October 2006	Director/ PDMR Shareholding
12 October 2006	Director/ PDMR Shareholding
20 October 2006	Shareholder Circular
23 October 2006	Tender Offer Update
27 October 2006	Investor Trip
31 October 2006	Tender Offer Result
1 November 2006	Holding(s) in Company
9 November 2006	Director/ PDMR Shareholding
15 November 2006	Investor Day 2006
20 November 2006	Directorate Change
20 November 2006	Directors' Portfolios
28 November 2006	Directors' Portfolios
7 December 2006	Publication of Prospectus
8 December 2006	Director/ PDMR Shareholding
12 December 2006	Pre Close Trading Update
15 December 2006	Formation of Alliance
29 December 2006	Total Voting Rights
3 January 2007	Total Voting Rights
9 January 2007	Total Voting Rights
9 January 2007	Holding(s) in Company
10 January 2007	Total Voting Rights
19 January 2007	Total Voting Rights
26 January 2007	Disposal of Business
30 January 2007	Disclosure of Directorship
31 January 2007	Total Voting Rights
2 February 2007	Disclosure of Directorship
15 February 2007	Holding(s) in Company
27 February 2007	Final Results 1 of 2
27 February 2007	Final Results 1b of 2
27 February 2007	Final Results 2 of 2
28 February 2007	Total Voting Rights
6 March 2007	Director/ PDMR Shareholding
6 March 2007	Director/ PDMR Shareholding
6 March 2007	Director/ PDMR Shareholding
6 March 2007	Director/ PDMR Shareholding
7 March 2007	Director/ PDMR Shareholding
7 March 2007	Director/ PDMR Shareholding
7 March 2007	Director/ PDMR Shareholding

8 March 2007	Holding(s) in Company
9 March 2007	Director/ PDMR Shareholding
9 March 2007	Director/ PDMR S/hldg - amend
9 March 2007	Director/ PDMR S/hldg - amend
9 March 2007	Director/ PDMR Shareholding
9 March 2007	Director/ PDMR S/hldg - amend
9 March 2007	Director/ PDMR Shareholding
12 March 2007	Director/ PDMR Shareholding
12 March 2007	Director/ PDMR Shareholding
12 March 2007	Director/ PDMR Shareholding
12 March 2007	Director/ PDMR Shareholding
12 March 2007	Director/ PDMR Shareholding
12 March 2007	Director/ PDMR Shareholding
12 March 2007	Director/ PDMR Shareholding
12 March 2007	Director/ PDMR Shareholding
12 March 2007	Director/ PDMR Shareholding
12 March 2007	Director/ PDMR Shareholding
14 March 2007	Holding(s) in Company
19 March 2007	Additional Listing
20 March 2007	Additional Listing
21 March 2007	Additional Listing
22 March 2007	Additional Listing
23 March 2007	Additional Listing
26 March 2007	O'Seas Regulatory Announcement
26 March 2007	Additional Listing
27 March 2007	Documents for Inspection
30 March 2007	Total Voting Rights
12 April 2007	Holdings in Company - amend
12 April 2007	Holdings in Company - amend

2. Documents filed with the Registrar of Companies

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous 12 months. Copies of these documents may be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ, email: enquiries@companies-house.gov.uk - or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk.

Date of Filing	Document Type	Brief Description
12 April 2006	88(2)R	Return of allotment of shares
12 April 2006	88(2)R	Return of allotment of shares
21 April 2006	AA	Group Accounts made up to 31/12/2005
25 April 2006	88(2)R	Return of allotment of shares

3 May 2006	288c	Directors' particulars changed
10 May 2006	288b	Resignation of Director/ Secretary
11 May 2006	88(2)R	Return of allotment of shares
11 May 2006	88(2)R	Return of allotment of shares
11 May 2006	88(2)R	Return of allotment of shares
11 May 2006	88(2)R	Return of allotment of shares
13 June 2006	363a	Return made up to 10/04/2006
23 May 2006	88(2)R	Return of allotment of shares
23 May 2006	88(2)R	Return of allotment of shares
23 May 2006	88(2)R	Return of allotment of shares
24 May 2006	RES09	Authority for allotment of security
9 June 2006	88(2)R	Return of allotment of shares
9 June 2006	88(2)R	Return of allotment of shares
9 June 2006	88(2)R	Return of allotment of shares
9 June 2006	88(2)R	Return of allotment of shares
9 June 2006	88(2)R	Return of allotment of shares
13 June 2006	88(2)R	Return of allotment of shares
15 June 2006	88(2)R	Return of allotment of shares
19 June 2006	88(2)R	Return of allotment of shares
26 June 2006	88(2)R	Return of allotment of shares
26 June 2006	88(2)R	Return of allotment of shares
26 June 2006	88(2)R	Return of allotment of shares
18 July 2006	88(2)R	Return of allotment of shares
11 August 2006	88(2)R	Return of allotment of shares
11 August 2006	88(2)R	Return of allotment of shares
11 August 2006	88(2)R	Return of allotment of shares
11 August 2006	88(2)R	Return of allotment of shares
11 August 2006	88(2)R	Return of allotment of shares
11 August 2006	88(2)R	Return of allotment of shares
14 August 2006	288a	Appointment of Director
4 September 2006	88(2)R	Return of allotment of shares
4 September 2006	88(2)R	Return of allotment of shares
4 September 2006	88(2)R	Return of allotment of shares
4 September 2006	88(2)R	Return of allotment of shares.
4 September 2006	88(2)R	Return of allotment of shares
4 October 2006	288b	Resignation of Secretary
23 October 2006	88(2)R	Return of allotment of shares
23 October 2006	88(2)R	Return of allotment of shares
23 October 2006	88(2)R	Return of allotment of shares
23 October 2006	88(2)R	Return of allotment of shares
23 October 2006	88(2)R	Return of allotment of shares
30 October 2006	88(2)R	Return of allotment of shares

30 October 2006	88(2)R	Return of allotment of shares
30 October 2006	88(2)R	Return of allotment of shares
8 November 2006	88(2)R	Return of allotment of shares
27 November 2006	88(2)R	Return of allotment of shares
27 November 2006	88(2)R	Return of allotment of shares
27 November 2006	88(2)R	Return of allotment of shares
27 November 2006	88(2)R	Return of allotment of shares
9 December 2006	88(2)R	Return of allotment of shares
3 January 2007	288a	Appointment of Director/ Secretary
3 January 2007	288b	Resignation of Director/ Secretary
15 January 2007	88(2)R	Return of allotment of shares
15 January 2007	128(1)	Statement of rights attached to allotted shares
6 February 2007	88(2)R	Return of allotment of shares
6 February 2007	88(2)R	Return of allotment of shares
6 February 2007	88(2)R	Return of allotment of shares
6 February 2007	88(2)R	Return of allotment of shares
6 February 2007	88(2)R	Return of allotment of shares
6 February 2007	88(2)R	Return of allotment of shares
6 February 2007	88(2)R	Return of allotment of shares
6 February 2007	88(2)R	Return of allotment of shares
6 February 2007	88(2)R	Return of allotment of shares
6 February 2007	88(2)R	Return of allotment of shares
6 February 2007	88(2)R	Return of allotment of shares
15 February 2007	88(2)R	Return of allotment of shares
15 March 2007	88(2)R	Return of allotment of shares
15 March 2007	88(2)R	Return of allotment of shares

3. Documents filed with the Financial Services Authority

The following documents have been filed by the Company with the Financial Services Authority during the previous 12 months. These documents may be viewed at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London, E14 5HS. Copies of these documents are also available on request from the Company's registered office at 1 Aldermanbury Square, London, EC2V 7SB.

Date of Publication	Document
5 May 2006	AGM Resolutions
1 September 2006	Copies of 2006 Interim Report and 2006 Interim Dividend

	document
27 March 2007	Copies of Annual Report and Accounts 2006, Annual Review 2006, Notice of AGM 2007 and 2006 Final Dividend document

4. Documents filed with the Securities and Exchange Commission

The Company has submitted all of the above filings to the Securities and Exchange Commission by virtue of compliance with Section 12 of the US Securities Exchange Act of 1934. Full details of these filings can be viewed at www.sec.gov/edgar/searchedgar/companysearch.html

5. Documents filed with the Stock Exchange of Hong Kong

Further to the announcements made with the London Stock Exchange, where appropriate, the following additional documents have also been filed by the Company with the Stock Exchange of Hong Kong Limited during the previous 12 months up to and including [18 April 2007]. Copies of these documents may be obtained from www.hkex.com.hk.

Date of Publication	Document
8 May 2006	Directorate Change (Retirement of Hugh Norton)
8 May 2006	Results of 2006 Annual General Meeting – Resolutions passed at Annual General Meeting
28 June 2006	Pre-close Trading Update for the period ending 30 June 2006
5 July 2006	The Company appoints Lord Turner as independent non-executive director
7 July 2006	Appointment of Lord Turner as independent non-executive director of the Company (Additional information of Lord Turner)
3 August 2006	Proposed record date in connection with the payment of 2006 Interim Dividend
8 August 2006	2006 Interim Results (Summary)
9 August 2006	2006 Interim Results
1 September 2006	Statement of Shareholding
1 September 2006	Election Form
1 September 2006	Circular (2006 Interim Dividend)
1 September 2006	Interim Report 2006
4 September 2006	Election Form (Revised)
29 September 2006	Suspension of Trading
3 October 2006	Change of Secretary (Appointment of Julie Bamford and resignation of Charles Brown)
3 October 2006	Results of the Placing of New Ordinary Shares of US$0.50 each by Standard Chartered

3 October 2006	- Standard Chartered to acquire Hsinchu International Bank via a recommended tender offer - Discloseable Transaction - Equity Placing to raise approximately USD1.2 Billion (GBP 0.65 Billion)
20 October 2006	Circular (Recommended tender offer for Hsinchu International Bank – Discloseable Transaction)
31 October 2006	Change of Secretary (Appointment of Clive Burns and resignation of Julie Bamford)
21 November 2006	Directorate Changes (Appointment of Peter Sands as Group Chief Executive, Mervyn Davies as Non Executive Chairman, Richard Meddings as Group Finance Director and resignation of Bryan Sanderson as Chairman)
22 November 2006	Directors' portfolios (Kai Nargolwala & Gareth Bullock)
30 November 2006	Directors' portfolios (Mike DeNoma)
13 December 2006	Pre-close Trading Update for the year ending 31 December 2006
22 February 2007	Proposed record date in connection with the payment of 2006 Final Dividend
27 February 2007	2006 Annual Results
26 March 2007	Notice of Annual General Meeting 2007
26 March 2007	Continuing Connected Transactions
26 March 2007	Circular (2006 Final Dividend)
26 March 2007	Statement of Shareholding
26 March 2007	Election Form
26 March 2007	Proxy Form
26 March 2007	Circular (Notice of Annual General Meeting 2007)
26 March 2007	Annual Report and Accounts 2006

6. Documents filed with the Companies Registry in Hong Kong

The following documents have been filed by the Company with the Companies Registry in Hong Kong during the previous 12 months up to and including [18 April 2007]. Copies of these documents may be obtained from the Companies Registry in Hong Kong, 14th Floor, Queensway Government Offices, 88 Queensway, Hong Kong - email:crenq@cr.gov.hk - or, if you are a registered user, through ICRIS at www.icris.cr.gov.hk.

Date of Filing	Documen Type
26 May 2006	Accounts
26 May 2006	ARF1
17 August 2006	D2
17 August 2006	D2
12 October 2006	D2
7	D2

November 2006	
29 November 2006	D2
12 January 2007	D2

A copy of this annual information update is available on request from the Company's registered office at 1 Aldermanbury Square, London, EC2V 7SB; and its principal place of business in Hong Kong at 32nd Floor, 4-4A Des Voeux Road, Central, Hong Kong.

Two copies of this announcement have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London, E14 5HS.

For further information, please contact Sarah Williams, Assistant Secretary, ++44 20 7280 6123.

30 April 2007

END

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File number: 82-5188

Regulatory Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	14:46 30-Apr-07
Number	7851V

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with transitional provision 6 to the Disclosure and Transparency Rules implementing the EU Transparency Directive.

At close of business on 27 April 2007 the issued share capital of Standard Chartered PLC was as follows:

1,386,443,892 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value;

99,250,000 $8^{1}/_{4}$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96,035,000 $7^{3}/_{8}$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights; and

7,500 American Depository Shares representing 7,500 non-cumulative redeemable preference shares of US$5 each with no equity voting rights.

The above figure (1,386,443,892 ordinary shares of US$0.50 each) may be used by shareholders to determine the percentage of issued share capital they hold in Standard Chartered PLC and if they are required to notify their interests in, or a change to their interest in, Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

END

File number: 82-5188

Regulatory Announcement

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Company	Standard Chartered Bank
TIDM	51OX
Headline	Publication of Prospectus
Released	14:56 26-Apr-07
Number	5903V

RNS Number:5903V
Standard Chartered Bank
26 April 2007

Standard Chartered Bank
26 April 2007

Standard Chartered Bank - Issue of £300,000,000 Fixed to Floating Rate Step Up Dated Subordinated Lower Tier II Notes due 2018

Standard Chartered Bank ("SCB") announces that it has issued £300,000,000 Fixed to Floating Rate Step Up Dated Subordinated Lower Tier II Notes due 2018 (the "Notes"). The Notes will mature on the coupon payment date falling in January 2018. There is a coupon step-up on the coupon payment date falling on 25 January 2013 and an issuer call on that date and on each coupon payment date thereafter.

The Notes have an issue price of 99.947 per cent. with an initial coupon of 6.00 per cent. per annum and, from the coupon payment date falling on 25 January 2013, with a coupon of three month LIBOR plus 79 bps.

The joint lead managers on the issue of the Notes are J.P. Morgan Securities Ltd., Lehman Brothers International (Europe) and SCB. The co-managers are Goldman Sachs International and Merrill Lynch International. The Notes have been issued under SCB's Debt Issuance Programme, and are rated A3/A/A by Moody's, Standard & Poor's and Fitch, respectively. Application has been made for the Notes to be listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market.

The Final Terms dated 24 April 2007 relating to the Notes have been filed with the UK Listing Authority and are available for viewing.

To view the full document, please paste the following URL into the address bar of your browser:

www.rns-pdf.londonstockexchange.com/rns/5903v_-2007-4-26.pdf

For further information, please contact:

Stephen Atkinson
Head of Investor Relations
+44 (0) 20 7280 7245

Sean Farrell
Head of Media Relations
+44 (0) 20 7280 7163

Notes:

Any price stabilisation activity will be carried out in accordance with the EU Market Abuse Directive (2003/6/EC) and its implementing Regulation (2273/2003/EC) and the applicable International Capital Market Association recommendations. This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any securities in the capital of SCB in the United States. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended or under the securities laws of any state of the United States and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from registration is available.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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File number: 82-5188

Regulatory Announcement

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Company	Standard Chartered Bank
TIDM	51OX
Headline	Publication of Final Terms
Released	16:50 24-Apr-07
Number	4475V

RNS Number:4475V
Standard Chartered Bank
24 April 2007

Standard Chartered Bank
24 April 2007

Publication of Final Terms

The following Final Terms will shortly be submitted to the UK Listing Authority and be available for viewing:

Final Terms dated 24 April 2007 relating to the intended issue of £300,000,000 Fixed to Floating Rate Step Up Dated Subordinated Lower Tier II Notes due 2018 on 26 April 2007.

To view the full document please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/4475v_-2007-4-24.pdf

For further information, please contact:

Stephen Atkinson
Head of Investor Relations
+44 (0) 20 7280 7245

Sean Farrell
Head of Media Relations
+44 (0) 20 7280 7163

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any securities in the capital of SCB in the United States. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended or under the securities laws of any state of the United States and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from registration is available.

END


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File number: 82-3183

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company - amend
Released	16:20 12-Apr-07
Number	7842U

REPLACEMENT NOTIFICATION - THIS NOTIFICATION REPLACES THE NOTIFICATION SUBMITTED ON 2 APRIL 2007 AT 18.28 UNDER RNS NO. 2769U

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	STANDARD CHARTERED PLC

2. Reason for the notification (please state yes/no)

An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	Revised due to DTR rules – see Section 13

3. Full name of person(s) subject to the notification obligation	FMR Corp
4. Full name of shareholder(s) (if different from 3).	See attached schedule
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	Revised due to DTR rules
6. Date on which issuer notified:	30 March 2007
7. Threshold(s) that is/are crossed or reached:	N/A

8. Notified details:	FMR Corp

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY USD0.50 GB0004082847	26,851,660	6,712,915			6,712,915		1.93%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,712,915	1.93%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

	SHARES HELD	NOMINEE	MANAGEMENT COMPANY
FMR Corp is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.	1,733,168	STATE STREET BANK AND TR CO	FMTC
	1,456,588	STATE STREET BANK AND TR CO	FMRCO
	19,150	STATE STREET BANK AND TR CO	FMR
	209,080	STATE STREET BANK AND TR CO	FICL
	29,245	ROYAL TRUST- TORONTO	FMTC
	6,800	NORTHERN TRUST LONDON	FMRCO
	925,637	NORTHERN TRUST CO	FMTC
	25,000	MELLON BANK NA	FMR
	118,300	MELLON BANK N.A.	FMTC
	248,754	MELLON BANK N.A.	FMRCO
	27,072	JPMORGAN CHASE BANK	FPM
	337,082	JPMORGAN CHASE BANK	FMTC
	15,611,702	JPMORGAN CHASE BANK	FMRCO
	5,862,401	BROWN BROTHERS HARRIMAN AND CO	FMRCO
	20,840	BANK OF NEW YORK	FMRCO
	220,841	BANK OF NEW YORK	FMTC

Proxy Voting:	
10. Name of the proxy holder:	FMR Corp
11. Number of voting rights proxy holder will cease to hold:	N/A
12 Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FIL. Please note these holdings are correct as of close of business 29 March 2007. Revised due to reporting changes in shares outstanding figure.
14. Contact name:	

1 5. Contact telephone number:	

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	STANDARD CHARTERED PLC
Contact address (registered office for legal entities)	1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7483
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	JULIE BAMFORD
Contact address	STANDARD CHARTERED PLC 1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7024
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	GROUP CORPORATE SECRETARIAT

C: Additional information

END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company - amend
Released	16:20 12-Apr-07
Number	7837U

REPLACEMENT NOTIFICATION - THIS NOTIFICATION REPLACES THE NOTIFICATION SUBMITTED ON 2 APRIL 2007 AT 18.25 UNDER RNS NO. 2766U

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	STANDARD CHARTERED PLC

2. Reason for the notification (please state yes/no)

An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	Revised due to DTR rules – see Section 13

3. Full name of person(s) subject to the notification obligation	Fidelity International Limited (FIL)
4. Full name of shareholder(s) (if different from 3).	See section 9
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	Revised due to DTR rules
6. Date on which issuer notified:	30 March 2007
7. Threshold(s) that is/are crossed or reached:	N/A

8. Notified details:	Fidelity International Limited (FIL)

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY USD0.50 GB0004082847	24,782,342	6,195,585			6,195,585		1.79%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,195,585	1.79%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

SHARES HELD	NOMINEE	MANAGEMENT COMPANY
17,114	STATE STREET HONG KONG	FIA(K)L
74,352	STATE STR BK AND TR CO LNDN (S	FPM
19,675	STATE STR BK AND TR CO LNDN (S	FIL
991,590	NORTHERN TRUST LONDON	FPM
74,030	NORTHERN TRUST LONDON	FIL
28,100	NORTHERN TRUST CO	FIL
7,800	NORDDEUTSCHE LANDERSBANK	FIL
37,200	NOMURA TRUST AND BANKING	FIJ
221,900	MELLON BANK	FPM
159,730	MASTER TRUST BANK OF JAPAN	FIJ
118,477	JPMORGAN BOURNEMOUTH	FIL
851,774	JP MORGAN, BOURNEMOUTH	FPM
5,141,053	JP MORGAN, BOURNEMOUTH	FISL
4,098,937	JP MORGAN, BOURNEMOUTH	FIL
146,078	JP MORGAN, BOURNEMOUTH	FII
5,100	DEXIA PRIVATBANK	FPM
9,785	CHASE MANHTTN BK AG FRNKFRT (S	FPM
35,600	BROWN BROTHERS HARRIMAN AND CO	FIL
10,942,145	BROWN BROS HARRIMN LTD LUX	FIL
58,524	BNP PARIBAS, PARIS (C)	FIL
305,927	BERMUDA TRUST FAR EAST HK	FIM HK
961,700	BANK OF NEW YORK EUROPE LDN	FII
475,751	BANK OF NEW YORK BRUSSELS	FPM

Proxy Voting:	
10. Name of the proxy holder:	Fidelity International Limited (FIL)
11. Number of voting rights proxy holder will cease to hold:	N/A
12 Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity

	International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FMR Corp. Please note these holdings are correct as of close of business 29 March 2007. Revised due to reporting changes in shares outstanding figure.
14. Contact name:	
15. Contact telephone number:	

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	STANDARD CHARTERED PLC
Contact address (registered office for legal entities)	1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7483
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	JULIE BAMFORD
Contact address	STANDARD CHARTERED PLC 1 ALDERMANBURY SQUARE LONDON EC2V 7SB
Phone number	0207 280 7024
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	GROUP CORPORATE SECRETARIAT

C: Additional information

END



Regulatory Announcement

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Company	Standard Chartered Bank
TIDM	51OX
Headline	Publication of Prospectus
Released	15:36 11-Apr-07
Number	7042U

RNS Number:7042U
Standard Chartered Bank
11 April 2007

Standard Chartered Bank
11 April 2007

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

Publication of Supplementary Prospectus

The following supplementary prospectus has been submitted to the UK Listing Authority and is available for viewing:

Supplementary Prospectus dated 11 April 2007 supplementing the Prospectus dated 26 September 2006 relating to a US$15 billion Debt Issuance Programme with Standard Chartered Bank, Standard Chartered Bank (Hong Kong) Limited and Standard Chartered First Bank Korea Limited as issuers.

To view the full document please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/7042u_-2007-4-11.pdf

For further information, please contact

Stephen Atkinson
Head of Investor Relations
1 Aldermanbury Square
London
EC2V 7SB

020 7280 7245

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes offered by the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities

Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States, as defined in Regulation S under the Securities Act. The Prospectus may not be accessed from, or transmitted in or into, the United States.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

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Time/Date	Code	Name	Headline			Source
14:54 30-Mar-07	STAN	Standard Chartered PLC	Total Voting Rights			RNS
11:58 27-Mar-07	STAN	Standard Chartered PLC	Documents for inspection			RNS
12:30 26-Mar-07	STAN	Standard Chartered PLC	Additional Listing			RNS
12:25 26-Mar-07		Standard Chartered Bank (Hong Kong)	Publication of Prospectus			RNS
08:30 26-Mar-07	STAN	Standard Chartered PLC	O'seas Regulatory Announcemnt			RNS
12:30 23-Mar-07	STAN	Standard Chartered PLC	Additional Listing			RNS
09:03 22-Mar-07	STAN	Standard Chartered PLC	Additional Listing			RNS
10:48 21-Mar-07	STAN	Standard Chartered PLC	Additional Listing			RNS
09:14 20-Mar-07	STAN	Standard Chartered PLC	Additional Listing			RNS
10:28 19-Mar-07	STAN	Standard Chartered PLC	Additional Listing			RNS

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	14:54 30-Mar-07
Number	1198U

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with transitional provision 6 to the Disclosure and Transparency Rules implementing the EU Transparency Directive.

At close of business on 29 March 2007 the issued share capital of Standard Chartered PLC was as follows:

1,385,005,882 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value;

99,250,000 $8^{1}/_{4}$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96,035,000 $7^{3}/_{8}$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights; and

7,500 American Depository Shares representing 7,500 non-cumulative redeemable preference shares of US$5 each with no equity voting rights.

The above figure (1,385,005,882 ordinary shares of US$0.50 each) may be used by shareholders to determine the percentage of issued share capital they hold in Standard Chartered PLC and if they are required to notify their interests in, or a change to their interest in, Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Documents for inspection
Released	11:58 27-Mar-07
Number	7884T

Standard Chartered PLC

27 March 2007

Copies of the Standard Chartered PLC 2006 Annual Report, 2006 Annual Review, 2006 Final Dividend Circular and the 2007 Notice of Annual General Meeting have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	12:30 26-Mar-07
Number	6935T

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 400,801 Ordinary shares of 50p each under the Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

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Regulatory Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	O'seas Regulatory Announcemnt
Released	08:30 26-Mar-07
Number	6751T

The following is the text of a regulatory announcement made in Hong Kong on 26 March 2007:

"CONTINUING CONNECTED TRANSACTIONS

This announcement is being published pursuant to Rule 14A.47 of the Hong Kong Listing Rules.

By virtue of its greater than 10 per cent stake in the Company (in holding a 12 per cent stake) and the 20 per cent stake held by two of its associates in three minor subsidiaries of the Company, Temasek, together with its associates, are related parties and connected persons of the Company for the purposes of the UK and Hong Kong Listing Rules respectively.

The Rules are intended to ensure that there is no favourable treatment to Temasek as a substantial shareholder or to its associates to the detriment of other shareholders of the Company. While the Company will ensure that this is the case, the Board believes that strict compliance with the Listing Rules in respect of transactions with Temasek/its associates would be impractical and unduly onerous and would, in fact, be to the detriment of Shareholders as a whole by unduly restricting the Group's business.

Accordingly, the Company has sought and obtained Waivers from the Hong Kong Stock Exchange which would exempt the Company from strict compliance with certain aspects of the Hong Kong Listing Rules and permit the continuance of Ongoing Banking Transactions with Temasek and its associates. These Waivers, and certain other matters relating to such transactions with Temasek and its associates, are granted subject to the approval of the Independent Shareholders of the Company.

Pursuant to Rule 14A.49, the Notice of Annual General Meeting 2007 to be despatched to the Shareholders on or around 26 March 2007 contains details of the Resolutions to be proposed to consider and, if thought fit, approve the various Temasek-related matters at the Company's AGM to be held on 3 May 2007.

An Independent Board Committee comprising independent non-executive directors has been appointed to advise the Independent Shareholders in respect of the Resolutions. An Independent Financial Adviser has also been appointed to make recommendations to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the Resolutions and whether they are in the interests of the Company and the Shareholders as a whole.

Temasek and its associates will abstain from voting at the AGM in respect of the Resolutions.

CONTINUING CONNECTED TRANSACTIONS

Introduction

By virtue of its greater than 10 per cent stake in the Company (in holding a 12 per cent stake) and the 20 per cent stake held by two of its associates in three minor subsidiaries of the Company, Temasek, together with its associates, are related parties and connected persons of the Company for the purposes of the related party rules under the UK Listing Rules and the connected transaction rules under the Hong Kong Listing Rules respectively. This means that where any member of the Group enters into a transaction with Temasek or any of its associates, the Company may, depending on the size or nature of the transaction, be required to comply with the reporting, announcement and independent shareholders' approval requirements of these Rules.

The Rules are intended to ensure that there is no favourable treatment to Temasek as a substantial shareholder or to its associates to the detriment of other shareholders of the Company. While the Company will ensure that this is the case, the Board believes that strict compliance with the Hong Kong Listing Rules in

respect of transactions with Temasek/its associates would be impractical and unduly onerous and would, in fact, be to the detriment of Shareholders as a whole by unduly restricting the Group's business. Accordingly, the Company is asking the Independent Shareholders to approve the Waivers which have been obtained from the Hong Kong Stock Exchange in this respect and also certain other matters relating to transactions with Temasek and its associates, which would exempt the Company from strict compliance with certain aspects of the Hong Kong Listing Rules and permit the continuance of certain transactions with Temasek and its associates. Further details on these Waivers and other related matters are given below. The related party rules under the UK Listing Rules are less onerous and the Company is able to comply with them without the same restriction to its business.

Background on Temasek

Temasek is a substantial investment company that has a diversified portfolio of investments spanning various industries. The Group itself has substantial banking and related businesses in many of the countries in which Temasek and its associates operate and the Group has entered into and would wish to continue to enter into an extensive number of banking and other financial services transactions with Temasek and its associates in the ordinary course of its business. Such transactions have been, and would continue to be, on normal commercial terms or on terms that are fair and reasonable and in the interests of the Group and Shareholders as a whole. Our imperative from a business perspective is not to impede these dealings but to establish a process which allows such ordinary course business transactions to continue on the same basis as before Temasek became a substantial shareholder of the Company and to develop this business as opportunities may arise, so far as this would be in the Group's interest.

Waiver from strict compliance with the reporting and annual review requirements of the Hong Kong Listing Rules in respect of Ongoing Banking Transactions with Temasek associates that the Company has not been able to identify

Under the Hong Kong Listing Rules, the definition of "associate" extends to Temasek's holding company, subsidiary companies and 30 per cent investee companies ("30 per cent investee companies") and subsidiaries, holding companies, fellow subsidiaries of such holding companies and 30 per cent investee companies of such 30 per cent investee companies.

Given Temasek's diversified portfolio of investments and the extent of the definition of "associate" under the Hong Kong Listing Rules, the Company has been liaising directly with Temasek in order to ascertain which companies are Temasek "associates" within the Listing Rules definitions. Based on the most recent information received, there are in excess of 1,200 subsidiaries which are associates of Temasek (i.e. not including the 30 per cent investee companies or the subsidiaries, holding companies, fellow subsidiaries of such holding companies or 30 per cent investee companies of such 30 per cent investee companies included within the Hong Kong Listing Rules definition).

Temasek does not maintain details of all of its "associates" as defined by the Hong Kong Listing Rules, nor is there any legal or other obligation on it to do so. Therefore, as a practical matter, it has not been and will not be possible for the Company to identify every single Temasek associate (which could be several thousand companies), particularly those that are more distantly related to Temasek such as the subsidiaries, holding companies, fellow subsidiaries of such holding companies and 30 per cent investee companies of its 30 per cent investee companies. However, the Company is maintaining and will continue to maintain a list of associates of Temasek from the sources set out in the following paragraph, in order to identify related party transactions and connected transactions with such associates.

In view of the difficulty of identifying all of the Temasek's associates, the Company has been granted a Waiver by the Hong Kong Stock Exchange (conditional on Independent Shareholder approval and for a period of three years ending 3 May 2010) from strict compliance with the reporting and annual review requirements of Chapter 14A of the Hong Kong Listing Rules in respect of the Ongoing Banking Transactions with associates of Temasek that the Company has not been able to identify, despite having applied all reasonable efforts to identify such associates. This is on the basis that the Company will endeavour to identify Temasek associates utilising the following sources:

- a list of associates provided by Temasek that, in respect of its subsidiaries, will be updated on a quarterly basis, and that, in respect of the other associates which it identifies, will be updated on an annual basis;
- press announcements made by Temasek (Temasek has agreed to add the Company to its list of recipients of these);

- the Company's own records of ownership of its clients that are maintained for credit control purposes;
- a global survey of the Company's Wholesale Bank's corporate relationship managers to identify (and with a request to them to remain vigilant to identify) corporate clients where Temasek has an effective stake of 30 per cent or more in a current Wholesale Bank client;
- information which the Company may otherwise have from its dealings with Temasek and its associates or its knowledge in the market; and
- information from press articles from any of the Company's existing internal media reporting systems.

Further, transactions with Temasek and its associates have been and will continue to be on normal commercial terms or on terms that are fair and reasonable and in the interests of the Group and the Shareholders taken as a whole. This is assured by the following processes and requirements within the Group:

- client-facing staff are required to maximise profits and minimise risk at all times;
- credit risk controls and transaction monitoring by the Group are designed to prevent business being done at rates or prices that are not economically profitable to the Group, or, in the case of market transactions, that are effected at off-market rates;
- transactions with Temasek and its associates have been and will continue to be subject to the same credit approval processes as before the time they became connected persons of the Company;
- all transactions involving credit exposure are subject to limits on credit risk taken set by risk officers located in the businesses but with separate reporting lines to the Group Chief Risk Officer (who reports to the Group Executive Director for Risk). Significant exposures are reviewed and approved centrally through a Group or regional level credit committee. Also, internal controls on credit exposure require, amongst other things, an annual review and approval of credit exposures to individual client groups such as Temasek or its associates. All risk officers and credit committees are accountable to the Group Chief Risk Officer and are governed by policies laid down by the Group Risk Committee; and
- any procurement services sought from Temasek or its associates will follow the standard Supplier Management Framework process, applied to assist the Group in identifying suppliers which offer the best value in terms of pricing, quality and expertise.

Consistent with the purpose of the connected transaction rules and in line with the Company's running of its business, there has been no favourable treatment afforded to Temasek or any of its associates since 20 July 2006 and transactions with Temasek and its associates have at all times been, and will continue to be, undertaken on normal commercial terms or on terms that are fair and reasonable and in the interests of the Group and the Shareholders taken as a whole.

Further details of the Ongoing Banking Transactions are set out below.

Written agreements

Under Rule 14A.35(1) of the Hong Kong Listing Rules, any relevant member of the Group would be required to enter into a fixed-term written agreement with Temasek or its associates (as the case may be) in relation to non-exempt continuing connected transactions, including any Ongoing Banking Transactions. Such written agreement would be required to (a) be for a fixed period (not exceeding 3 years, except in special circumstances); (b) provide that normal commercial terms would apply to such transactions; and (c) set out how the payments to be made in respect of such transactions would be calculated. However, it would be unduly burdensome to require the Company to enter into a written agreement with Temasek and its associates given the extensive number of associates and also the fact that Temasek does not exercise management control over a large number of them and would not be able to undertake to procure compliance by its associates with the terms of any such written agreement. Notwithstanding the fact that there will be no fixed-term written agreement in place in accordance with Rule 14A.35(1), there will of course be a contract (which may be written, oral or through course of conduct) between the relevant member of the Group and the client/counterparty, being Temasek or one of its associates, governing the individual transactions.

Therefore, conditional on approval by the Independent Shareholders of the Company, the Hong Kong Stock Exchange has granted a Waiver from compliance with the requirement to enter into a fixed-term written

agreement with Temasek and each of its associates in respect of the Ongoing Banking Transactions for a period of three years ending 3 May 2010. The Waiver was requested and granted on the basis that it is not practicable for the Company to enter into such agreements with Temasek given the vast number of Temasek associates and the fact that Temasek does not exercise management control over a large number of such associates.

The Company has assured the Hong Kong Stock Exchange that such transactions with Temasek and its associates will always be entered into on normal commercial terms or on terms that are fair and reasonable and in the interests of the Group and the Shareholders taken as a whole.

Further details of the Ongoing Banking Transactions are set out below.

Ongoing Banking Transactions

The Ongoing Banking Transactions constitute continuing connected transactions within the meaning of Chapter 14A of the Hong Kong Listing Rules. Set out below are details of such Ongoing Banking Transactions entered into or which may be entered into between members of the Group and Temasek or its associates in the ordinary and usual course of business and on normal commercial terms (and with reference to prevailing market rates) or in accordance with the practice commonly adopted in the market (where applicable).

The Company proposes to seek ratification of the past Ongoing Banking Transactions entered into between the Group and Temasek and its associates until the date of the AGM. It is proposed that this resolution would go back to the date when Temasek acquired its greater than 10 per cent stake in the Company on 20 July 2006, since which time the Company has been seeking waivers from the Hong Kong Stock Exchange in respect of the Ongoing Banking Transactions (and the other matters that will be covered by the other Resolutions). These Waivers, as now granted, moving forward are subject to approval by the Independent Shareholders, and relate to Ongoing Banking Transactions with Temasek and its associates for the three-year period from the AGM. However, the Company also proposes to seek Independent Shareholder ratification in respect of such transactions entered into from 20 July 2006 until the date of the AGM. Consistent with the purpose of the connected transaction rules and in line with the Company's running of its business, there has been no favourable treatment afforded to Temasek or any of its associates since 20 July 2006 and such transactions with such persons have at all times been undertaken on normal commercial terms.

Data on such Ongoing Banking Transactions between the Group and Temasek and its associates is provided for the period from 20 July 2006 until 31 December 2006 as indicated below.

The Company will also seek approval for such Ongoing Banking Transactions for a period of three years from the date of the AGM i.e. until 3 May 2010 (which is consistent with the maximum fixed period for non-exempt continuing connected transactions under Rule 14A.35(1) of the Hong Kong Listing Rules), as well as approval for the Waiver (which, if Temasek remains a connected person of the Company, will need to be renewed every three years) from strict compliance with the requirement to set a maximum aggregate annual value or a "cap" for each of these transactions with Temasek and its associates. As explained above, consistent with the purpose of the connected transaction rules and in line with the Company's running of its business, there will be no favourable treatment afforded to Temasek or its associates and transactions with such persons will continue to be undertaken on normal commercial terms.

During the Relevant Period, there have not been any Physical Commodities Dealing Transactions, Underwriting Transactions, Fund Management Services, Insurance Transactions or Brokerage Services, all as set out below, with Temasek or any of its associates. However, these types of transactions are in the ordinary and usual course of business of the Group and may become increasingly important to the Group in the near future. Accordingly, the Company proposes to seek Independent Shareholder approval for these types of transactions which may also be undertaken with Temasek or its associates in future.

Each of the Ongoing Banking Transactions, including those as set out in the preceding paragraph above, is or potentially will be carried out frequently, on a regular basis and where Temasek or any of its associates, as a client, will need or expect the transaction to be executed or the service to be provided quickly. This is the very nature of such business.

In respect of each of the Ongoing Banking Transactions described below, references to "associates" of Temasek are to such associates of Temasek as the Company is able to identify using all reasonable efforts in the manner described above. Furthermore, information on volumes and values of transactions with Temasek

and its associates in respect of Ongoing Banking Transactions during the Relevant Period (as applicable) include all transactions during such period with any entity that was an associate of Temasek at any time during the period even if they have since ceased to be an associate of Temasek.

Foreign Exchange Transactions
Members of the Group enter into spot, forward and foreign exchange swap contracts with counterparties and clients, including Temasek and its associates, for the purpose of foreign exchange risk management and in response to customer-driven transactions.

The value of outstanding Foreign Exchange Transactions between the Group and Temasek and its associates as at 31 December 2006 was US$1,119 million. In the Relevant Period, the Group entered into 2,650 Foreign Exchange Transactions with a total of 44 companies which are associates of Temasek (as well as Temasek itself).

Derivatives Transactions
The Group enters into over-the-counter derivatives transactions with clients and counterparties, including Temasek and its associates, which include swaps, forwards, options and combinations thereof on foreign exchange, interest rates, commodities, credit risk, bonds, equities and any other classes of underlying prices, rates, indices or instruments. The Derivatives Transactions are entered into for a variety of reasons, including to allow Temasek and its associates to hedge their exposure to an underlying asset class or for the purpose of taking a risk position in relation to that underlying asset class.

The notional amount of the outstanding Derivatives Transactions between the Group and Temasek and its associates as at 31 December 2006 was US$2,555 million. In the Relevant Period, the Group entered into 755 Derivatives Transactions with a total of 16 companies which are associates of Temasek.

Capital Markets Dealing Transactions
As part of its ordinary and usual course of business, the Group enters into capital markets dealing transactions with clients and counterparties, including Temasek and its associates, which include (but are not limited to) sales, purchases and participations of securities, loans and other financial instruments issued by independent third parties or by a member of the Group or by Temasek or any of its associates. From the Group's perspective, the Capital Markets Dealing Transactions are secondary market transactions for trading purposes.

The value of the Capital Markets Dealing Transactions between the Group and Temasek and its associates in the Relevant Period was US$709 million. In addition, in the Relevant Period, the Group entered into 125 Capital Markets Dealing Transactions with a total of 13 companies which are associates of Temasek.

Physical Commodity Dealing Transactions
In the ordinary and usual course of its business, members of the Group deal in physical commodities with clients and counterparties, which may include Temasek or any of its associates. Most of these transactions relate to financing transactions, such as inventory finance in which a member of the Group takes title to the relevant commodities, and have the benefit of the financial assistance exemptions in the Hong Kong Listing Rules. However, transactions entered into for hedging purposes in connection with commodity derivatives and some other transactions in physical commodities are not connected with a financing and are not, therefore, exempt under the Hong Kong Listing Rules.

Although the Group has not entered into any such transactions with Temasek or its associates during the Relevant Period, physical commodity dealing transactions are part of the ordinary and usual course of business of the Group. It is possible, therefore, that the Group may enter into such transactions with Temasek and any of its associates in the future and, accordingly, Physical Commodity Dealing Transactions have been included in the definition of Ongoing Banking Transactions for which Independent Shareholder approval is being sought.

Underwriting Transactions
In the ordinary and usual course of its business, members of the Group act as an underwriter on issues of equity securities by clients, which may include Temasek or any of its associates. This would include underwriting issues of shares (including preference shares), convertible equity securities and warrants or similar rights to subscribe or purchase shares or convertible equity securities. This would also involve the payment by the Temasek issuer to the Group of an underwriting fee and, in the event that the issue of securities is not fully subscribed, may involve the relevant member of the Group acquiring a portion of the equity securities under the underwriting arrangements. Any such securities acquired will be held on the

relevant member of the Group's trading book but, in accordance with internal guidelines, will be sold on to an independent third party at the earliest opportunity.

Although the Group has not entered into any such transactions with Temasek or its associates during the Relevant Period, underwriting transactions are part of the ordinary and usual course of business of the Group. It is possible, therefore, that the Group may enter into such transactions with Temasek and any of its associates in the future and, accordingly, Underwriting Transactions have been included in the definition of Ongoing Banking Transactions for which Independent Shareholder approval is being sought.

Financial Assistance Transactions by Non-Banking Subsidiaries
Under the Hong Kong Listing Rules, certain financial assistance transactions entered into by banking companies which are duly licensed or authorised under the Banking Ordinance or under appropriate overseas legislation or authority are exempt from the connected transaction requirements of the Hong Kong Listing Rules (Rule 14A.65). However, there may be circumstances where a Non-Banking Subsidiary provides financial assistance in the ordinary course of its business to Temasek or its associates. Accordingly, Independent Shareholder approval is also being sought (on the basis that the financial assistance exemptions under the Hong Kong Listing Rules are ordinarily not available to such companies) to allow the Non-Banking Subsidiaries to continue to enter into Financial Assistance Transactions with Temasek and its associates as part of their ordinary course of business.

The Financial Assistance Transactions with clients and counterparties, including Temasek and its associates, include granting credit, lending money, providing security for or guaranteeing a loan. The value of the Financial Assistance Transactions between the Non-Banking Subsidiaries within the Group and Temasek and its associates in the Relevant Period was US$14 million. In addition, in the Relevant Period, the Non-Banking Subsidiaries within the Group entered into one Financial Assistance Transaction with one company which is an associate of Temasek.

Secured Financial Assistance Transactions
Under the Hong Kong Listing Rules, certain financial assistance transactions are exempt from the connected transaction requirements of the Hong Kong Listing Rules. However, there may be circumstances where a member of the Group is required to grant security, in the form of margin, collateral or similar arrangements in connection with financial assistance provided by Temasek or any of its associates, in the ordinary and usual course of its business and on normal commercial terms. For example, as part of repurchase, reverse repurchase or stock borrowing and lending transactions. In these circumstances, the financial assistance exemption under Rule 14A.65(4) is not available to the relevant member of the Group. Accordingly, Independent Shareholder approval is being sought to allow the Group to continue to enter into financial assistance transactions even where such margin, collateral or other security is required to be granted by the Group as part of its ordinary course of business. More information on such margin and collateral arrangements is set out below in the section headed "Margin arrangements for OTC foreign exchange, derivatives, repo and stock lending transactions".

Fund Management Services
The Group provides fund management services to clients and, in the future, may receive fund management services from third parties, which may include Temasek and its associates, including the provision of discretionary fund and asset management services. This would involve the payment by Temasek or any of its associates to the Group (and vice versa where Temasek or its associates is providing services to the Group) of fees and commission with reference to prevailing market rates.

Although the Group has not entered into any such transactions with Temasek or its associates during the Relevant Period, fund management services are part of the ordinary and usual course of business of the Group. It is possible, therefore, that the Group may enter into such transactions with Temasek and any of its associates in the future and, accordingly, Fund Management Services have been included in the definition of Ongoing Banking Transactions for which Independent Shareholder approval is being sought.

Securities Services
The Group provides securities services to clients including Temasek and its associates which includes the provision of custody, escrow agency, receiving bank, trustee, transfer agency, paying agency and funds administration services, derivatives clearing services and facilities for custody clients to lend their securities.

The fee income in relation to the Securities Services provided to Temasek and its associates in the Relevant Period was US$2 million. In addition, during that period, the Group provided Securities Services to 13 companies which are associates of Temasek.

Cash Management Services
The Group provides cash management services to clients including Temasek and its associates, which include account services (payments and collections) to enable clients to operate their current, savings and other accounts, liquidity management services (allowing clients to optimise interest earned from credit balances and to minimise interest charged on debit balances across a number of the client's accounts by transferring balances at the end of each day to a single master account ("sweeping") or by notionally aggregating the balances ("pooling") for the purpose of calculating the interest on the net balance of the client) and clearing services.

The gross revenue from Cash Management Services provided to Temasek and its associates in the Relevant Period was US$1 million. During that period, the Group provided Cash Management Services to 93 companies which are associates of Temasek.

Trade Services
The Group offers a wide range of trade finance products to clients including Temasek and its associates involving lending or other extensions of credit, including issuing, confirming, negotiating and discounting letters of credit; negotiating and discounting trade bills; import finance; export and pre-export finance; shipping guarantees; performance guarantees and letters of indemnity. However, the Group also participates in some transactions and provides some services that do not involve credit exposure, such as export bills collection, advising of letters of credit, document preparation, processing and checking services, and safekeeping of documents. These non-credit services are generally provided to the same clients that use the Group's credit products, which includes Temasek and its associates, and are often provided as part of an overall banking package.

The gross revenue from Trade Services provided to Temasek and its associates in the Relevant Period was US$1 million. Trade Services were provided to 19 companies which are associates of Temasek during that period.

Advisory and Arranging Services
The Group provides advisory and arranging services, in particular corporate finance advisory services, arranging and advising on loans from third party lenders and public and private placements of securities (where the Group does not participate as lender, underwriter or subscriber) to clients including Temasek and its associates.

The fee income from the Advisory and Arranging Services provided to two companies which are associates of Temasek in the Relevant Period was US$0.2 million.

Brokerage Services
In the ordinary and usual course of its dealing businesses members of the Group use brokerage services from brokers, which may include associates of Temasek.

Although the Group has not entered into any such transactions with Temasek or its associates during the Relevant Period, the Group uses brokerage services in its ordinary and usual course of business. It is possible, therefore, that the Group may enter into such transactions with Temasek and any of its associates in the future and, accordingly, Brokerage Services have been included in the definition of Ongoing Banking Transactions for which Independent Shareholder approval is being sought.

Insurance Transactions
In the ordinary and usual course of its business, members of the Group purchase insurance cover against credit, political and event risks, which may include insurance cover from Temasek or its associates.

Although the Group has not entered into any such transactions with Temasek or its associates during the Relevant Period, insurance transactions are part of the ordinary and usual course of business of the Group. It is possible, therefore, that the Group may enter into such transactions with Temasek and any of its associates in the future and, accordingly, Insurance Transactions have been included in the definition of Ongoing Banking Transactions for which Independent Shareholder approval is being sought.

Margin arrangements for OTC foreign exchange, derivatives, repo and stock lending transactions

The Group, in line with most international banks, uses the ISDA master agreement to govern most of its "over-the-counter" or "OTC" transactions in foreign exchange and derivatives, the Global Master Repurchase

Agreement to govern most of its repurchase and reverse repurchase transactions and the Securities Lending Agreement to govern most of its stock borrowing and lending transactions. These master agreements are bilateral agreements designed to govern a course of dealing in a wide range of OTC transactions, and one of their primary purposes is to reduce the credit exposure inherent in the underlying transactions by providing for the netting of the close out values of transactions in the event of a default or failure of one of the parties.

In order to reduce credit exposure further, banks will often include in their master agreements a Credit Support Annex (CSA) unless the master agreement itself already provides for the parties to post collateral with each other. This would normally be in the form of cash or securities, in order to reduce the credit exposure of one party to the other represented by the net mark-to-market value of transactions between them at any given time. The obligation to post collateral is usually mutual and the amount of collateral posted will vary over time with changes in the net mark-to-market value of transactions outstanding.

Collateral arrangements through master agreements or CSAs are a very common feature of and inherent part of the overall transactions between banks and between banks and corporates, including foreign exchange, derivatives, repurchase and reverse repurchase, and stock borrowing and lending transactions.

From time to time, the Group may have collateral arrangements in place with a number of Temasek associates as well as Temasek itself. The transactions with Temasek and its associates that are governed by a master agreement and CSA will either constitute "financial assistance" provided by the Group to Temasek or its associates, which may be exempt under Rules 14A.65 to 14A.66 of the Hong Kong Listing Rules, or will be subject to Independent Shareholder approval as Ongoing Banking Transactions.

The Company proposes to seek ratification of margin, collateral and other similar arrangements entered into with Temasek and its associates in connection with the Ongoing Banking Transactions from 20 July 2006 until the date of the AGM. The Company will also seek approval for such margin, collateral and other similar arrangements in connection with the Ongoing Banking Transactions with Temasek and its associates for a period of three years from the date of the AGM i.e. until 3 May 2010 (which is consistent with the maximum fixed period for non-exempt continuing connected transactions under Rule 14A.35(1) of the Hong Kong Listing Rules).

Annual cap

Pursuant to the Hong Kong Listing Rules, the Company is required to set a maximum aggregate annual value or a "cap" for each of the Ongoing Banking Transactions with Temasek and its associates. The Hong Kong Stock Exchange has granted a Waiver (conditional on Independent Shareholder approval, which will need to be renewed every three years if Temasek remains a connected person of the Company) from strict compliance with this requirement on the basis of (but not limited to) the following:

(a) since each of the Ongoing Banking Transactions is entered into in the ordinary and usual course of business of the Group, the volume and aggregate value of each of these transactions varies from time to time and from year to year depending on a number of factors including (but not limited to) which companies constitute associates of Temasek, the range of banking products and services offered by the Group, and fluctuations in financial markets and economic conditions. In addition, given the volume and size of each of these transactions, it would be difficult and impracticable to estimate and set a maximum aggregate annual value for each of the transactions. Furthermore, references to previous figures for each of these transactions may not be a fair indication as to the expected value of the transactions for the next three years;

(b) in respect of some of the Ongoing Banking Transactions, such as Foreign Exchange Transactions, Derivatives Transactions, Capital Markets Dealing Transactions and certain Secured Financial Assistance Transactions, these are generally entered into in response to customer demand, are sensitive to market rates and require execution in a very short time frame. If the relevant transactions were to exceed the maximum aggregate annual value, the obligation to seek independent shareholder approval in accordance with Chapter 14A of the Hong Kong Listing Rules would cause significant delay to such transactions and, as such, the Group would not be able to provide a responsive service to Temasek and its associates. This would, in turn, significantly limit the existing operations and potential business growth of the Group to the detriment of the Company and its Shareholders as a whole; and

(c) all of the Ongoing Banking Transactions with Temasek and its associates are, and will continue to be, entered into on an arm's length basis or on terms that are fair and reasonable and in the interests of the Group and the Shareholders taken as a whole.

The Company will also seek approval of the Waiver that no maximum aggregate annual value or "cap" be imposed on the Ongoing Banking Transactions in respect of such transactions for the three-year period ending 3 May 2010.

REASONS FOR THE ONGOING CONNECTED TRANSACTIONS

The directors (including the independent non-executive directors) consider that each of the Ongoing Banking Transactions has been or will be entered into in the ordinary course of business of the Group and on normal commercial terms or on terms that are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders taken as a whole. The directors also consider it to be in the interests of the Group to engage in the Ongoing Banking Transactions with Temasek and its associates as each of such transactions is beneficial to the business and profitability of the Group.

INFORMATION ON THE COMPANY AND TEMASEK

The Company

The Company is listed on both the London Stock Exchange and the Hong Kong Stock Exchange and is consistently ranked in the top 25 among FTSE-100 companies by market capitalisation.

Standard Chartered has a history of over 150 years in banking and operates in many of the world's fastest-growing markets with an extensive global network of over 1,400 branches (including subsidiaries, associates and joint ventures) in over 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas.

As one of the world's most international banks, Standard Chartered employs almost 60,000 people, representing over 100 nationalities, worldwide. This diversity lies at the heart of the Standard Chartered's values and supports its growth as the world increasingly becomes one market.

Standard Chartered derives over 90 per cent of profits from Asia, Africa and the Middle East.

Temasek

Temasek is an Asia investment company headquartered in Singapore with a portfolio of investments that is concentrated principally in Singapore, Asia and the OECD economies. Temasek manages a diversified portfolio of S$129 billion (approximately HK$660.47 billion) spanning various industries including telecommunications and media, financial services, property, transportation and logistics, energy and resources, infrastructure, engineering and technology, and bioscience and healthcare. The number of subsidiaries of Temasek is in excess of 1,200 companies (which include Temasek wholly-owned investment vehicles, subsidiaries in Temasek's portfolio and their subsidiaries). These companies are managed by their respective management teams and guided by their boards of directors and operate independently of each other. Temasek does not involve itself in the daily commercial or operational decisions of its investee companies, but as part of its overall portfolio management may choose to increase, consolidate or divest its shareholdings in these companies from time to time. Temasek also actively invests in new companies for growth and diversification of its portfolio. Temasek is wholly-owned by the Singapore Government through the Minister for Finance (Incorporated).

DESPATCH OF NOTICE OF ANNUAL GENERAL MEETING 2007

An Independent Board Committee comprising Mr R H P Markham, Mr J F T Dundas, Mr R Markland and Lord Turner, all being independent non-executive directors, has been appointed to advise the Independent Shareholders in respect of the Resolutions to be proposed at the AGM in relation to Temasek and its associates, including the Ongoing Banking Transactions. An Independent Financial Adviser, Commerzbank AG, has been appointed to make recommendations to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the Resolutions and whether they are in the interests of the Company and the Shareholders as a whole. The Notice of Annual General Meeting 2007 containing, amongst other things, (1) further information on the Ongoing Banking Transactions, (2) the recommendation of the Independent Board Committee, (3) the recommendation of the Independent Financial Adviser, and (4) the notice of AGM at which ordinary resolutions will be proposed to consider and, if thought fit, approve the various Temasek-related matters, will be dispatched to the Shareholders on or around 26 March 2007. Temasek and its associates will abstain from voting at the AGM in respect of the Resolutions.

DEFINITIONS

In this Announcement, unless the context otherwise requires, the following words and phrases have the following meanings:-

"Advisory and Arranging Services"	the advisory and arranging services transactions entered into, or to be entered into (as the context requires), between (a) members of the Group and (b) Temasek or any of its associates from time to time, details of which are set out under the heading "Advisory and Arranging Services"
"AGM"	the annual general meeting of the Company to be held on 3 May 2007
"associates"	has the meaning ascribed thereto under the Hong Kong Listing Rules
"Banking Ordinance"	the Banking Ordinance (Cap.155 of the Laws of Hong Kong)
"Board"	the board of directors of the Company
"Brokerage Services"	the brokerage services transactions entered into, or to be entered into (as the context requires), between (a) members of the Group and (b) Temasek or any of its associates from time to time, details of which are set out under the heading "Brokerage Services"
"Capital Markets Dealing Transactions"	the capital markets dealing transactions entered into, or to be entered into (as the context requires), between (a) members of the Group and (b) Temasek or any of its associates from time to time, details of which are set out under the heading "Capital Markets Dealing Transactions"
"Cash Management Services"	the cash management services transactions entered into, or to be entered into (as the context requires), between (a) members of the Group and (b) Temasek or any of its associates from time to time, details of which are set out under the heading "Cash Management Services"
"Company"	Standard Chartered PLC
"Continuing Connected Transactions"	has the meaning ascribed thereto under the Hong Kong Listing Rules and includes transactions contemplated under the Ongoing Banking Transactions
"Derivatives Transactions"	the derivatives transactions entered into, or to be entered into (as the context requires), between (a) members of the Group and (b) Temasek or any of its associates from time to time, details of which are set out under the heading "Derivatives Transactions"
"directors"	the directors of the Company whose names are set out below
"financial assistance"	has the meaning ascribed to "financial assistance" under the Hong Kong Listing Rules and includes granting credit, lending money, providing security for or guaranteeing a loan by any member of the Group
"Financial Assistance Transactions"	has the meaning ascribed to "financial assistance" under the Hong Kong Listing Rules and includes granting credit, lending money, providing security for or guaranteeing a loan by Non-Banking Subsidiaries to Temasek or any of its associates from time to time
"Foreign Exchange Transactions"	the foreign exchange transactions entered into, or to be entered into (as the context requires), between (a) members of the Group and (b) Temasek or any of its associates from time to time, details of which are set out under the heading "Foreign Exchange Transactions"
"Fund Management Services"	the fund management services transactions entered into, or to be entered into (as the context requires), between (a) members of the Group and (b) Temasek or any of its associates from time to time, details of which are set out under the heading "Fund Management Services"
"Group"	the Company and its subsidiaries
"Hong Kong Listing Rules"	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Independent Board	the independent committee of the independent non-executive directors of the

Committee"	Company comprising Mr R H P Markham, Mr J F T Dundas, Ms R Markland and Lord Turner formed to advise the Independent Shareholders in respect of the Resolutions
"Independent Financial Adviser"	Commerzbank AG (acting through its Hong Kong Branch), a licensed bank under the Banking Ordinance and an authorised financial institution under the SFO to carry out types 1, 4 and 6 regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders
"Independent Shareholders"	Shareholders other than Temasek and its associates
"Insurance Transactions"	transactions involving one or more members of the Group purchasing insurance cover from Temasek or any of its associates from time to time, details of which are set out under the heading "Insurance Transactions"
"Non-Banking Subsidiaries"	subsidiaries of the Company that are not licensed or authorised to conduct banking business under the Banking Ordinance or under appropriate overseas legislation or authority
"normal commercial terms"	has the meaning ascribed thereto under the Hong Kong Listing Rules
"Ongoing Banking Transactions"	include the Advisory and Arranging Services, the Brokerage Services, the Capital Markets Dealing Transactions, the Cash Management Services, the Derivatives Transactions, the Financial Assistance Transactions, the Foreign Exchange Transactions, the Fund Management Services, the Insurance Transactions, the Physical Commodity Dealing Transactions, the Secured Financial Assistance Transactions, the Securities Services, the Trade Services and the Underwriting Transactions
"Physical Commodity Dealing Transactions"	the physical commodity dealing transactions entered into, or to be entered into (as the context requires), between (a) members of the Group and (b) Temasek or any of its associates from time to time, details of which are set out under the heading "Physical Commodity Dealing Transactions"
"Relevant Period"	the period from when Temasek acquired its greater than 10 per cent stake in the Company on 20 July 2006 until the Company's most recent financial year end on 31 December 2006
"Resolutions"	the ordinary resolutions relating to Ongoing Banking Transactions with Temasek and its associates to be considered at the AGM
"Rules"	the Hong Kong Listing Rules and the UK Listing Rules
"Secured Financial Assistance Transactions"	financial assistance transactions where security over the assets of a Group company is provided to Temasek or any of its associates from time to time in respect of the financial assistance, details of which are set out under the heading "Secured Financial Assistance Transactions"
"Securities Services"	the securities services transactions entered into, or to be entered into (as the context requires), between (a) members of the Group and (b) Temasek or any of its associates from time to time, details of which are set out under the heading "Securities Services"
"SFO"	the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong)
"Shareholders"	holders of the Shares
"Shares"	ordinary shares of US$0.50 each in the share capital of the Company
"Temasek"	Temasek Holdings (Private) Limited
"Trade Services"	the trade services transactions entered into, or to be entered into (as the context requires), between (a) members of the Group and (b) Temasek or any of its associates from time to time, details of which are set out under the heading "Trade Services"
"UK Listing Rules"	the UK Listing Rules, which are part of the Financial Services Authority's UKLA Sourcebook

"Underwriting Transactions"	the underwriting transactions entered into, or to be entered into (as the context requires), between (a) members of the Group and (b) Temasek or any of its associates from time to time, details of which are set out under the heading "Underwriting Transactions"
"Waivers"	the waivers from strict compliance with:

(a) Rules 14A.37 to 14A.40 and 14A.45 of the Hong Kong Listing Rules in relation to the reporting and annual review requirements for the Ongoing Banking Transactions with associates of Temasek that the Company has not been able to identify; and

(b) Rules 14A.35(1) and (2) of the Hong Kong Listing Rules in relation to the entering into written agreements and setting annual caps for the Ongoing Banking Transactions with Temasek and its associates,

granted by the Hong Kong Stock Exchange on 16 March 2007

By Order of the Board
C Burns
Group Company Secretary

Hong Kong, 26 March 2007

As of the date of this announcement, the Board of Directors of the Company comprises:

Chairman:
Mr Evan Mervyn Davies, CBE

Executive Directors:
Mr Peter Alexander Sands; Mr Michael Bernard DeNoma; Mr Richard Henry Meddings; Mr Kaikhushru Shiavax Nargolwala; and

Independent Non-Executive Directors:
Sir CK Chow; Mr James Frederick Trevor Dundas; Ms Valerie Frances Gooding, CBE; Mr Rudolph Harold Peter Markham; Ms Ruth Markland; Mr Paul David Skinner; Mr Oliver Henry James Stocken; and Lord Adair Turner."

END
END

File number: 82-5100

Regulatory Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	12:30 23-Mar-07
Number	6036T

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 125,000 Ordinary shares of US$0.50 each under the Company's Performance Share Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END.

END

File number: 82-3188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:03 22-Mar-07
Number	4868T

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 125,000 Ordinary shares of US$0.50 each under the Company's Performance Share Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END.

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File number: 82-5168

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	10:48 21-Mar-07
Number	3929T

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 125,000 Ordinary shares of US$0.50 each under the Company's Performance Share Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:14 20-Mar-07
Number	2774T

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 125,000 Ordinary shares of US$0.50 each under the Company's Performance Share Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	10:28 19-Mar-07
Number	1910T

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 125,000 Ordinary shares of US$0.50 each under the Company's Performance Share Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END

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Page 14 of 18 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 | 18 | Next

Time/Date	Code	Name	Headline			Source
10:30 14-Mar-07	STAN	Standard Chartered PLC	Holding(s) in Company			RNS
18:19 12-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:16 12-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:14 12-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:12 12-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:11 12-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:08 12-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:06 12-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:05 12-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:03 12-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	10:30 14-Mar-07
Number	9243S

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	STANDARD CHARTERED PLC

2. Reason for the notification (please state yes/no)

An acquisition or disposal of voting rights	N/A
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	N/A
An event changing the breakdown of voting rights	N/A
Other (please specify):	Agreement re. disposal of shares ceasing to apply and change of law.

3. Full name of person(s) subject to the notification obligation	Claymore (Private) Limited Daiwa (Malaya) Private Limited Dollar Holdings (Private) Limited Dumont Holdings Pte. Ltd. Dumont Enterprises Pte. Ltd. Epic Holdings (Private) Limited Glen Holdings (Pte) Limited Goodwood Park Hotel Limited Hotel Holdings (Private) Limited Industrial Syndicate (Private) Limited Kendo Limited Khoo Foundation Lydgate Holdings Limited Margana Holdings Limited Near East Resources Limited Palfrey Limited Rumah Nanas Rubber Estate Sendirian Berhad

	Soon Yee (Private) Limited Sino Direct Limited Tanglin Investments (Private) Limited Teepee Properties Sdn. Bhd. Tipton Grange Investments Limited York Hotel (Private) Limited Estate of Tan Khoo Teck Puat Mavis Khoo Bee Geok Elizabeth Khoo Jacqueline Khoo Kim Geok Eric Khoo Kim Hai
4. Full name of shareholder(s) (if different from 3).	Nortrust Nominees Limited Kim Eng. Securities Pte Ltd Intan Sendirian Berhad Securities (Nominees) Private Limited Mavis Khoo Bee Geok Elizabeth Khoo Jacqueline Khoo Kim Geok Eric Khoo Kim Hai
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	20 January 2007
6. Date on which issuer notified:	13 March 2007
7. Threshold(s) that is/are crossed or reached:	11% and all thresholds below that number
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Direct
ORDINARY USD0.50 GB0004082847	153,534,049	38,383,512	Below 3%	Below 3%	Below 3%	Below 3%	Below 3%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Below 3%	Below 3%	Below 3%	Below 3%	Below 3%

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
N/A

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12 Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	The person making this notification ceased to have a notifiable interest in Standard Chartered PLC as a result of (i) an agreement subject previously to sections 204 and 205 of the Companies Act 1985 ceasing to apply and (ii) a change in law. Each of these events occurred on the same date (20 January 2007).
14. Contact name:	
15. Contact telephone number:	

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	STANDARD CHARTERED PLC
Contact address (registered office for legal entities)	1 ALDERMANBURY SQUARE, LONDON EC2V 7SB
Phone number	0207 280 7483
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	MR TERRY SKIPPEN
Contact address	STANDARD CHARTERED PLC, 1 ALDERMANBURY SQUARE, LONDON EC2V 7SB
Phone number	0207 280 7109
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	GROUP CORPORATE SECRETARIAT

C: Additional information

END

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Kile number : 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:19 12-Mar-07
Number	8108S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
David Edwards

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
David Edwards

8 State the nature of the transaction
Award of shares under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
12 March 2007

18. Period during which or date on which it can be exercised
Performance Share Plan awards may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
48,242 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
342,447

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 March 2007
END

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Regulatory Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:16 12-Mar-07
Number	8107S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS.
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Jaspal Bindra

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Jaspal Bindra

8 State the nature of the transaction
Award of shares under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
12 March 2007

18. Period during which or date on which it can be exercised
Performance Share Plan awards may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
48,242 ordinary shares of USD0.50 each fully paid under the Performance Share Plan

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
217,809

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 March 2007
END

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File numbers 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:14 12-Mar-07
Number	8106S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Mike Rees

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mike Rees

8 State the nature of the transaction
Awards of shares;
(i) under the Company's Performance Share Plan; and
(ii) under the Company's Restricted Share Scheme.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
12 March 2007

18. Period during which or date on which it can be exercised
(i) Performance Share Plan awards may be exercised between 3 and 10 years from date of grant subject to performance criteria.

(ii) 50% of an award of Restricted Shares becomes exercisable on second anniversary of grant date and the balance is exercisable on the third anniversary. Award must be exercised by seventh anniversary of grant date.

19. Total amount paid (if any) for grant of the option
(i) Nil
(ii) Nil

20. Description of *shares* or debentures involved (*class* and number)
(i) 48,242 ordinary shares of USD0.50 each fully paid under the Performance Share Plan; and
(ii)51,688 ordinary shares of USD0.50 each fully paid under the Restricted Share Scheme.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
(i) Nil cost
(ii) Nil cost
22. Total number of *shares* or debentures over which options held following notification
325,317

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 March 2007
END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:12 12-Mar-07
Number	8105S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Tim Miller

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Tim Miller

8 State the nature of the transaction
Award of shares under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
12 March 2007

18. Period during which or date on which it can be exercised
Performance Share Plan awards may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
68,917 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
401,634

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 March 2007
END

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File number: 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:11 12-Mar-07
Number	8103S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Gareth Bullock

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Gareth Bullock

8 State the nature of the transaction
Award of shares under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
12 March 2007

18. Period during which or date on which it can be exercised
Performance Share Plan awards may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
81,495 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
439,544

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 March 2007
END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:08 12-Mar-07
Number	8097S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a) and DR 3.1.4 R (1)(b)

3. Name of *person discharging managerial responsibilities/director*
Kai Nargolwala

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Kai Nargolwala

8 State the nature of the transaction
Award of shares under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
12 March 2007

18. Period during which or date on which it can be exercised
Performance Share Plan awards may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
97,605 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
433,120

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 March 2007
END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:06 12-Mar-07
Number	8096S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a) and DR 3.1.4 R (1)(b)

3. Name of *person discharging managerial responsibilities/director*
Mike DeNoma

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mike DeNoma

8 State the nature of the transaction
Award of shares under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
12 March 2007

18. Period during which or date on which it can be exercised
Performance Share Plan awards may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
84,424 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
327,061

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 March 2007
END

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..File number: 82-3188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:05 12-Mar-07
Number	8093S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a) and DR 3.1.4 R (1)(b)

3. Name of *person discharging managerial responsibilities/director*

Richard Meddings

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Richard Meddings

8 State the nature of the transaction

Award of shares under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
12 March 2007

18. Period during which or date on which it can be exercised
Performance Share Plan awards may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
87,870 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
432,741

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 March 2007
END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:03 12-Mar-07
Number	8091S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a) and DR 3.1.4 R (1)(b)

3. Name of *person discharging managerial responsibilities/director*
Peter Sands

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Peter Sands

8 State the nature of the transaction
Award of shares under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
12 March 2007

18. Period during which or date on which it can be exercised
Performance Share Plan awards may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
142,143 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
1,083,963

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 March 2007
END

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File number: 82-5188

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Name/code: Standard Chartered
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Date from: 20 Nov 2006
to: 10 Mar 2008
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Your search returned 178 news announcements

Page 15 of 18 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 | 18 Next

Time/Date	Code	Name	Headline			Source
18:00 12-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
17:50 09-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
17:40 09-Mar-07	STAN	Standard Chartered PLC	Director/PDMR S/hldg-Amend			RNS
17:39 09-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
17:37 09-Mar-07	STAN	Standard Chartered PLC	Director/PDMR S/hldg-Amend			RNS
17:36 09-Mar-07	STAN	Standard Chartered PLC	Director/PDMR S/hldg-Amend			RNS
17:36 09-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
13:58 08-Mar-07	STAN	Standard Chartered PLC	Holding(s) in Company			RNS
07:00 07-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
07:00 07-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS

Page 15 of 18 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 | 18 | Next

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:00 12-Mar-07
Number	8089S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Mervyn Davies

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mervyn Davies

8 State the nature of the transaction
Award of shares under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
12 March 2007

18. Period during which or date on which it can be exercised
Performance Share Plan awards may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
179,186 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
1,620,585

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 March 2007
END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:50 09-Mar-07
Number	7265S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Jaspal Bindra

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Jaspal Bindra

8 State the nature of the transaction
Exercise of an award under the Company's Restricted Share Scheme and retention of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
1,519

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00011%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
Nil

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
Nil

14. Date and place of transaction
9 March 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
92,605 (0.0067%)

16. Date issuer informed of transaction
9 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
9 March 2007
END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR S/hldg-Amend
Released	17:40 09-Mar-07
Number	7214S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

REPLACEMENT NOTIFICATION – THIS ANNOUNCEMENT REPLACES THE RNS ANNOUNCEMENT 4604S ISSUED ON 6 MARCH 2007 AT 18.27.

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Jaspal Bindra

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Jaspal Bindra

8 State the nature of the transaction
(i) Vesting and part sale of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon)
(ii) Exercise of awards under the Company's Performance Share Plan and retention of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
(i) 4,665

(ii) 13,908, 23,035, 24,327 and 16,352
Total: 82,287

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0059%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
(i) 1,576

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0001%

13. Price per *share* or value of transaction
Purchase prices
(i) nil
(ii) nil

Sale price : 1394.66p

14. Date and place of transaction
6 March 2007

Except for transaction 8(ii) above which took place on 9 March 2007.

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
91,086 (0.0066%)

16. Date issuer informed of transaction
6 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
6 March 2007
END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:39 09-Mar-07
Number	7234S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

REPLACEMENT NOTIFICATION - THIS ANNOUNCEMENT REPLACES THE RNS ANNOUNCEMENT 4609S ISSUED ON 6 MARCH 2007 AT 18.29.

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*
Mike DeNoma

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mike and Mrs DeNoma

8 State the nature of the transaction
(i) Vesting of previously conditionally awarded shares under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and sale of resulting shares
(ii) Exercise of an award under the Company's Performance Share Plan and sale of resulting shares
(iii) Exercise of an option over shares granted under the Company's Executive Share Option scheme and sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
(i) 17,594
(ii) 42,757
(iii) 85,515
Total: 145,866

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0105%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
(i) 17,594
(ii) 42,757
(iii) 85,515
Total: 145,866

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0105%

13. Price per *share* or value of transaction
Purchase price:
(i) nil
(ii) nil
(iii) 935.5p

Sale price: 1394.66p

14. Date and place of transaction
6 March 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
159,715 (0.0115%)

16. Date issuer informed of transaction
6 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
6 March 2007
END

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR S/hldg-Amend
Released	17:37 09-Mar-07
Number	7227S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

REPLACEMENT NOTIFICATION – THIS ANNOUNCEMENT REPLACES THE RNS ANNOUNCEMENT 4607S ISSUED ON 6 MARCH 2007 AT 18.28.

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*
Kai Nargolwala

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Euroclear Nominees Limited

8 State the nature of the transaction
(i) Vesting and retention of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon)
(ii) Exercise of awards under the Company's Performance Share Plan and retention of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
(i) 17,594

(ii) 55,032 and 42,757
Total : 115,383

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0083%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
Nil

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
Purchase price
(i) nil
(ii) nil

14. Date and place of transaction
6 March 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
264,723 (0.0191%)

16. Date issuer informed of transaction
6 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
6 March 2007
END

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File number: 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR S/hldg-Amend
Released	17:36 09-Mar-07
Number	7199S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

REPLACEMENT NOTIFICATION - THIS ANNOUNCEMENT REPLACES THE RNS ANNOUNCEMENT 4589S ISSUED ON 6 MARCH 2007 AT 18.10.

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Mike Rees

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Rene Nominees (I.O.M.) Limited

8 State the nature of the transaction
(i) Exercise of awards under the Company's Restricted Share Scheme and retention of resulting shares
(ii) Exercise of an award under the Company's Performance Share Plan and retention of resulting shares
(iii) Exercise of an option over shares granted under the Company's Executive Share Option scheme and part sale of shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
(i) 16,034
(ii) 37,413
(iii) 74,826
Total: 128,273

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.009%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
(iii) 50,317

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0036%

13. Price per *share* or value of transaction
Purchase prices:
(i) nil
(ii) nil
(iii) 935.5p

Sale price: 1394.66p

14. Date and place of transaction
6 March 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
182,346 (0.013%)

16. Date issuer informed of transaction
6 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
6 March 2007
END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:36 09-Mar-07
Number	7241S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Mike Rees

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Rene Nominees (I.O.M.) Limited

8 State the nature of the transaction
Exercise of awards under the Company's Restricted Share Scheme and retention of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
25,746

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0018%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
Nil

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
Nil

14. Date and place of transaction
9 March 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
208,092 (0.015%)

16. Date issuer informed of transaction
9 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
9 March 2007
END

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	13:58 08-Mar-07
Number	6036S

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	STANDARD CHARTERED PLC

2. Reason for the notification (please state yes/no)

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	N/A
An event changing the breakdown of voting rights	N/A
Other (please specify):	N/A

3. Full name of person(s) subject to the notification obligation	Temasek Holdings (Private) Limited Fullerton Management Pte Ltd Dover Investments Pte. Ltd.
4. Full name of shareholder(s) (if different from 3).	Nortrust Nominees Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	7 March 2007
6. Date on which issuer notified:	8 March 2007
7. Threshold(s) that is/are crossed or reached:	Temasek Holdings – From 11% to 12% Fullerton Management Pte Ltd – From 11% to 12% Dover Investments Pte. Ltd. – Above 11%
8. Notified details:	NIL

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Direct
ORDINARY USD0.50 GB0004082847	153,324,146 (See (1) in Additional Information in Box 13)	38,331,036 (Based on 1 voting right for every US$2.00 nominal value of shares)	NIL	NIL	41,537,670 (Based on 1 voting right for every US$2.00 nominal value of shares)	NIL	12.00%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
NIL	NIL	NIL	NIL	NIL

Total (A+B)

Number of voting rights	% of voting rights
41,537,670 (Based on 1 voting right for every US$2.00 nominal value of shares)	12.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Temasek Holdings (Indirect) – 166,150,682 shares (41,537,670 voting rights based on 1 voting right for every US$2.00 nominal value of shares) = 12.00% (See (2) in Additional Information in Box 13) Fullerton Management Private Limited (Indirect) – 166,150,682 shares (41,537,670 voting rights based on 1 voting right for every US$2.00 nominal value of shares) = 12.00% (See (2) in Additional Information in Box 13) Dover Investments Pte. Ltd. (Direct) – 165,191,294 shares (41,297,823 voting rights) = 11.93%

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12 Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	(1) The 153,324,146 shares comprise 152,399,222 shares held by Dover Investments Pte Ltd ("Dover") and 924,924 shares held by Cavanagh Investments Pte Ltd ("Cavanagh") as of 27 March 2006 but do not include 41,790 shares held by The Rohatyn Group Asia Opportunity Fund, Ltd ("TRG"). The shares held by TRG had been included in the s.198 notification dated 27 Mar 2006. Dover is a wholly owned subsidiary of Fullerton Management Pte Ltd ("FMPL") which is in turn a wholly owned subsidiary of Temasek Holdings (Private) Limited ("Temasek"). Cavanagh is a wholly owned subsidiary of Asia Financial Holdings Pte Ltd which is in turn a wholly owned subsidiary of FMPL.TRG is not an undertaking controlled by Temasek. (2) The 166,150,682 shares (41,537,670 voting rights based on 1 voting right for every US$2.00 nominal value of shares) comprise 165,191,294 shares (41,297,823 voting rights based on 1 voting right for every US$2.00 nominal value of shares) held by Dover and 959,388 shares (239,847 voting rights) held by Cavanagh as of 7 March 2007. Notification using shares in issue figure of 1,384,731,080 (346,182,770 voting rights based on 1 voting right for every US$2.00 nominal value of

	shares).
14. Contact name:	
15. Contact telephone number:	

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	STANDARD CHARTERED PLC
Contact address (registered office for legal entities)	1 ALDERMANBURY SQUARE, LONDON EC2V 7SB
Phone number	0207 280 7483
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	MR TERRY SKIPPEN
Contact address	STANDARD CHARTERED PLC, 1 ALDERMANBURY SQUARE, LONDON EC2V 7SB
Phone number	0207 280 7109
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	GROUP CORPORATE SECRETARIAT

C: Additional information
N/A

END

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File number: 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	07:00 07-Mar-07
Number	4614S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*
Richard Meddings

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Richard Meddings

8 State the nature of the transaction
Vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and part sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
17,045

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0012%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

7,014

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00051%

13. Price per *share* or value of transaction
Purchase price: nil

Sale price: 1394.66p

14. Date and place of transaction
6 March 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
121,322 (0.0088%)

16. Date issuer informed of transaction
6 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
6 March 2007
END


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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	07:00 07-Mar-07
Number	4615S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Tim Miller

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Computershare Company Nominees Limited

8 State the nature of the transaction
(i) Vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and part sale of shares
(ii) Exercise of an award under the Company's Performance Share Plan and part sale of shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
(i) 12,646
(ii) 26,723
Total: 39,369

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0028%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
(i) 5,204
(ii) 10,995
Total: 16,199

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0012%

13. Price per *share* or value of transaction
Purchase price:
(i) nil
(ii) nil

Sale price: 1394.66p

14. Date and place of transaction
6 March 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
97,712 (0.0071%)

16. Date issuer informed of transaction
6 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
6 March 2007
END

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File number: 82-5188

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Time/Date	Code	Name	Headline			Source
07:00 07-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:31 06-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:22 06-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:19 06-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
18:17 06-Mar-07	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
09:59 28-Feb-07	STAN	Standard Chartered PLC	Total Voting Rights			RNS
08:16 27-Feb-07	STAN	Standard Chartered PLC	Final Results 2 of 2			RNS
08:15 27-Feb-07	STAN	Standard Chartered PLC	Final Results 1b of 2			RNS
08:15 27-Feb-07	STAN	Standard Chartered PLC	Final Results 1 of 2			RNS
15:53 15-Feb-07	STAN	Standard Chartered PLC	Holding(s) in Company			RNS

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	07:00 07-Mar-07
Number	4618S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4(R)(1)(b)

3. Name of *person discharging managerial responsibilities/director*
Mervyn Davies, Mike DeNoma, Richard Meddings, Kai Nargolwala, Peter Sands, Mike Rees, Gareth Bullock, Tim Miller, Jaspal Bindra and David Edwards

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
Technical interest of those named in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a technical interest of the directors and persons discharging managerial responsibilities referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Bedell Cristin Trustees Limited

8 State the nature of the transaction
Purchase of shares for the Standard Chartered 2004 Employee Benefit Trust (the "Trust") to be used in 2008 to satisfy awards made under the Standard Chartered 2004 Deferred Bonus Plan which include the following awards to those named in 3. above

Mervyn Davies	37,859
Mike DeNoma	17,746
Richard Meddings	18,693
Kai Nargolwala	19,360
Peter Sands	24,845

Gareth Bullock	14,789
Tim Miller	13,369
Jaspal Bindra	4,840
David Edwards	4,141
Mike Rees	17,926

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
173,568

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.013%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
1394.66p

14. Date and place of transaction
6 March 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
377,270 (0.027%)

16. Date issuer informed of transaction
6 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
6 March 2007
END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:31 06-Mar-07
Number	4613S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*

Peter Sands

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Peter Sands

8 State the nature of the transaction

(i) Vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and part sale of shares

(ii) Exercise of an option over shares granted under the Company's Executive Share Option Scheme

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

(i) 23,093

(ii) 3,481

Total: 26,574

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00192%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
(i) 9,502

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0007%

13. Price per *share* or value of transaction
Purchase price
(i) nil
(ii) 861.8p

Sale price: 1394.66p

14. Date and place of transaction
6 March 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
47,713 (0.0034%)

16. Date issuer informed of transaction
6 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
6 March 2007
END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:22 06-Mar-07
Number	4601S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Gareth Bullock

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Rock Nominees Limited

8 State the nature of the transaction
Vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and part sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
13,746

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00099%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
5,656

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00041%

13. Price per *share* or value of transaction
Purchase price: nil

Sale price: 1394.66p

14. Date and place of transaction
6 March 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
66,336 (0.0048%)

16. Date issuer informed of transaction
6 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
6 March 2007
END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:19 06-Mar-07
Number	4600S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*
Mervyn Davies

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mervyn Davies

8 State the nature of the transaction
Vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and part sale of shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
35,189

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0025%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

14,479

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.00104%

13. Price per *share* or value of transaction
Purchase price : nil
Sale price : 1394.66p

14. Date and place of transaction
6 March 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
221,129 (0.016%)

16. Date issuer informed of transaction
6 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
6 March 2007
END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:17 06-Mar-07
Number	4595S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
David Edwards

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
David Edwards

8 State the nature of the transaction
Vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
4,407

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0003%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
4,407

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0003%

13. Price per *share* or value of transaction
Purchase price : nil

Sale price: 1394.66p

14. Date and place of transaction
6 March 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
16,308 (0.00117%)

16. Date issuer informed of transaction
6 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Cynthia McGibbon 020 7280 7483

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
6 March 2007
END

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File number: 82-5188

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	09:59 28-Feb-07
Number	0090S

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with transitional provision 6 to the Disclosure and Transparency Rules implementing the EU Transparency Directive.

At close of business on 27 February 2007 the issued share capital of Standard Chartered PLC was as follows:

1,384,731,080 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value;

99,250,000 $8^1/_4$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96,035,000 $7^3/_8$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights; and

7,500 American Depository Shares representing 7,500 non-cumulative redeemable preference shares of US$5 each with no equity voting rights.

The above figure (1,384,731,080 ordinary shares of US$0.50 each) may be used by shareholders to determine the percentage of issued share capital they hold in Standard Chartered PLC and if they are required to notify their interests in, or a change to their interest in, Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

END

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File number: 82-5184

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Final Results 2 of 2
Released	08:16 27-Feb-07
Number	9160R

STANDARD CHARTERED PLC – NOTES

1. Basis of preparation

The Group financial statements consolidate those of the Company and its subsidiaries (together referred to as the "Group"), equity account the Group's interest in associates and proportionately consolidate interests in jointly controlled entities.

The Group financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards ("IFRS") and International Financial Reporting Interpretation Committee ("IFRIC") Interpretations as adopted by the EU (together "adopted IFRS").

The Group retrospectively adopted Amendment to IAS 21 – Net Investment in a Foreign Operation, Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts, Amendment to IAS 39 – Cash Flow Hedge Accounting of Forecast Intragroup Transactions and IFRIC Interpretation 4, 'Determining whether an arrangement contains a lease'. None of these had an impact on the Group's consolidated financial statements.

A summary of the Group's significant accounting policies will be included in the 2006 Annual Report.

2. Segmental Information

The Group is organised on a worldwide basis into two main business segments: Wholesale Banking and Consumer Banking. The types of products and services within these segments are set out in the Financial Review. The Group's secondary reporting format comprises geographical segments.

By Class of Business

	2006				2005			
	Consumer Banking $million	Wholesale Banking $million	Corporate items not allocated $million	Total $million	Consumer Banking $million	Wholesale Banking $million	Corporate items not allocated $million	Total $million
Internal income**	(75)	75	–	–	(34)	34	–	–
Net interest income	3,545	1,783	–	5,328	2,916	1,419	–	4,335
Other income	1,214	2,065	13	3,292	920	1,606	–	2,526
Operating income	4,684	3,923	13	8,620	3,802	3,059	–	6,861
Operating expenses	(2,641)	(2,151)	(4)	(4,796)	(2,101)	(1,710)	–	(3,811)
Operating profit before impairment losses and taxation	2,043	1,772	9	3,824	1,701	1,349	–	3,050
Impairment (losses)/releases on loans and advance and other credit risk provisions	(721)	92	–	(629)	(425)	106	–	(319)
Other impairment	–	(15)	–	(15)	(3)	(11)	(36)	(50)
Loss from associates	–	–	(2)	(2)	–	–	–	–
Profit before taxation	1,322	1,849	7	3,178	1,273	1,444	(36)	2,681
Total assets employed	88,538	176,971	*538	266,047	74,134	140,464	*498	215,096
Total liabilities employed	107,141	141,441	*68	248,650	79,008	123,472	*283	202,763
Total risk weighted assets and contingents	60,380	93,063	–	153,443	52,054	73,870	–	125,924
Other segment items:								
Capital expenditure	209	150	–	359	114	109	–	223
Depreciation	100	35	–	135	87	39	–	126
Amortisation of intangible assets	52	81	–	133	74	83	–	157

* As required by IAS 14, tax balances are not allocated.

** Internal income was restated in 2005 as the Group refined its method for charging and allocating expense for capital in 2006. The restatement had no effect on total income. Consumer Banking income decreased by $5 million and Wholesale Banking increased by $5 million.

By geographic segment

The Group manages its business segments on a global basis. The operations are based in nine main geographical areas. The UK is the home country of the parent.

	2006				
	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Internal income	(14)	3	(2)	50	17
Net interest income	1,115	345	242	1,097	788
Fees and commissions income, net	406	159	50	152	302
Net trading income	74	56	60	64	166
Other operating income	34	59	21	159	111
Operating income	1,615	622	371	1,522	1,384
Operating expenses	(720)	(294)	(164)	(972)	(785)
Operating profit before impairment losses and taxation	895	328	207	550	599
Impairment (losses)/releases on loans and advances and other credit risk provisions	(7)	(39)	(29)	(96)	(384)
Other impairment	–	–	–	–	(3)
Loss from associates	–	–	–	–	(4)
Profit before taxation	888	289	178	454	208
Loans and advances to customers – average	22,859	12,976	8,671	38,986	12,261
Net interest margins (%)	2.3	1.3	2.1	1.9	3.0
Loans and advances to customers – period end	22,037	14,626	9,199	40,029	22,872
Loans and advances to banks – period end	6,474	939	161	1,753	4,462
Total assets employed*	49,831	25,393	11,846	64,159	46,874
Total risk weighted assets and contingents	23,784	13,681	5,315	35,330	24,876
Capital expenditure	78	65	3	35	49

	2006				
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Internal income	(17)	(7)	(10)	(20)	–
Net interest income	445	660	396	240	5,328
Fees and commissions income, net	204	296	160	152	1,881
Net trading income	101	115	91	193	920
Other operating income	84	6	3	14	491
Operating income	817	1,070	640	579	8,620
Operating expenses	(375)	(514)	(413)	(559)	(4,796)
Operating profit before impairment losses and taxation	442	556	227	20	3,824
Impairment (losses)/releases on loans and advances and other credit risk provisions	(39)	(53)	(26)	44	(629)
Other impairment	–	–	(9)	(3)	(15)
Loss from associates	–	–	–	2	(2)
Profit before taxation	403	503	192	63	3,178
Loans and advances to customers – average	5,876	9,531	2,397	10,415	123,972
Net interest margins (%)	3.4	3.8	5.7	0.3	2.5
Loans and advances to customers – period end	6,242	10,525	2,536	12,458	140,524
Loans and advances to banks – period end	477	1,058	387	5,353	21,064
Total assets employed*	14,382	18,112	7,792	65,904	304,293
Total risk weighted assets and contingents	8,450	13,572	3,287	28,282	156,577
Capital expenditure	22	37	13	57	359

* Total assets employed includes intra-group items of $38,784 million and excludes deferred tax assets of $538 million.

	2005				
	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Internal income*	21	7	6	(1)	13
Net interest income	935	270	214	826	626
Fees and commissions Income, net	352	139	60	45	225
Net trading income	101	84	44	63	165
Other operating income	75	14	11	24	28
Operating income	1,484	514	335	957	1,057
Operating expenses	(649)	(246)	(150)	(632)	(610)
Operating profit before impairment losses and taxation	835	268	185	325	447
Impairment (losses)/releases on loans and advances and other credit risk provisions	(117)	(43)	(30)	(61)	(49)
Other impairment	(1)	–	–	–	–
Profit before taxation	717	225	155	264	398
Loans and advances to customers – average	22,148	11,966	6,521	23,315	9,971
Net interest margin (%)	2.2	1.1	2.2	2.0	3.0
Loans and advances to customers – period end	21,584	12,541	7,613	36,037	11,210
Loans and advances to banks – period end	5,688	2,431	173	3,222	2,213
Total assets employed**	49,943	23,602	10,409	59,929	24,141
Total risk weighted assets and contingents	21,281	11,770	5,224	31,850	15,140
Capital expenditure	36	43	6	42	34

	2005				
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Internal income*	(7)	5	(14)	(30)	–
Net interest income	337	478	380	269	4,335
Fees and commissions Income, net	151	234	151	138	1,495
Net trading income	72	89	31	120	769
Other operating income	40	6	5	59	262
Operating income	593	812	553	556	6,861
Operating expenses	(306)	(339)	(399)	(480)	(3,811)
Operating profit before impairment losses and taxation	287	473	154	76	3,050
Impairment (losses)/releases on loans and advances and other credit risk provisions	(50)	9	(43)	65	(319)
Other impairment	1	–	(47)	(3)	(50)
Profit before taxation	238	482	64	138	2,681
Loans and advances to customers – average	5,107	7,917	2,088	9,819	98,852
Net interest margin (%)	3.3	3.2	7.3	0.5	2.5
Loans and advances to customers – period end	5,017	7,348	2,251	8,576	112,177
Loans and advances to banks – period end	238	1,255	313	7,426	22,959
Total assets employed**	10,943	12,902	5,606	37,083	234,558
Total risk weighted assets and contingents	6,369	9,304	2,732	24,256	127,926
Capital expenditure	18	11	13	20	223

* Internal income by geographies has been restated as the Group has refined its methodology for charging and allocating expense for capital in 2006. The restatement has no effect on total income.

** Total assets employed includes intra-group items of $19,960 million and excludes deferred tax assets of $498 million.

Apart from the entities that have been acquired in the last two years, Group central expenses have been distributed between segments in proportion to their direct costs, and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets. In the year in which an acquisition is made the Group does not charge or allocate the benefit of the Group's capital and the distribution of central expenses is phased in over two years, based on an estimate of central management costs associated with the acquisition.

In 2006, corporate items not allocated to businesses relate to costs associated with the buyback of subordinated debt in Korea, pre-incorporation costs in China and the gain realised on the effective part disposal of the Standard Chartered Bank branches in Pakistan. In 2005, other impairment included a provision made in respect of exposures in Zimbabwe. This was included in the geographic segmental information, but was not allocated to businesses in the business segmental information.

Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

Total risk weighted assets and contingents include $3,134 million (31 December 2005: $2,002 million) of balances which are netted in calculating capital ratios.

Capital expenditure comprises additions to property and equipment and intangibles including additions resulting from acquisitions.

The following tables set out the structure of the Group's deposits by principal geographic region where it operates at 31 December 2006 and 31 December 2005.

					2006
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Non interest bearing current and demand accounts	3,320	1,722	1,435	163	2,123
Interest bearing current and demand accounts	16,894	2,964	261	15,263	5,456
Savings deposits	10	1,857	741	11	11,089
Time deposits	18,961	9,754	5,211	16,682	12,293
Other deposits	14	7	750	1,756	1,507
Total	39,199	16,304	8,398	33,875	32,468
Deposits by banks	734	1,276	597	9,297	5,869
Customer accounts	38,465	15,028	7,801	24,578	26,599
	39,199	16,304	8,398	33,875	32,468
Debt securities in issue	627	1,087	992	17,561	1,597
Total	39,826	17,391	9,390	51,436	34,065

					2006
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Non interest bearing current and demand accounts	2,082	3,654	1,649	894	17,042
Interest bearing current and demand accounts	5	1,300	1,136	5,529	48,808
Savings deposits	1,451	1,685	449	–	17,293
Time deposits	4,073	6,901	1,575	13,574	89,024
Other deposits	241	568	140	260	5,243
Total	7,852	14,108	4,949	20,257	177,410
Deposits by banks	871	1,968	323	7,187	28,122
Customer accounts	6,981	12,140	4,626	13,070	149,288
	7,852	14,108	4,949	20,257	177,410
Debt securities in issue	932	12	171	3,820	26,799
Total	8,784	14,120	5,120	24,077	204,209

					2005
					Asia Pacific
	Hong Kong	Singapore	Malaysia	Korea	Other Asia Pacific

	$million	$million	$million	$million	$million
Non interest bearing current and demand accounts	2,998	2,001	1,120	216	1,343
Interest bearing current and demand accounts	12,753	2,063	148	13,554	3,612
Savings deposits	6	1,383	459	12	2,478
Time deposits	17,893	11,324	4,046	14,542	8,397
Other deposits	20	49	1,120	1,322	748
Total	33,670	16,820	6,893	29,646	16,578
Deposits by banks	627	3,641	652	4,742	3,517
Customer accounts	33,043	13,179	6,241	24,904	13,061
	33,670	16,820	6,893	29,646	16,578
Debt securities in issue	840	1,111	619	19,815	741
Total	34,510	17,931	7,512	49,461	17,319

					2005
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Non interest bearing current and demand accounts	1,928	2,855	1,359	473	14,293
Interest bearing current and demand accounts	3	1,110	1,264	4,534	39,041
Savings deposits	1,286	1,369	368	–	7,361
Time deposits	3,164	5,179	872	10,675	76,092
Other deposits	11	432	97	626	4,425
Total	6,392	10,945	3,960	16,308	141,212
Deposits by banks	676	1,893	98	4,427	20,273
Customer accounts	5,716	9,052	3,862	11,881	120,939
	6,392	10,945	3,960	16,308	141,212
Debt securities in issue	655	–	85	3,548	27,414
Total	7,047	10,945	4,045	19,856	168,626

3. Taxation

Analysis of taxation charge in the year:

	2006 $million	2005 $million
The charge for taxation based upon the profits for the year comprises:		
United Kingdom corporation tax at 30 per cent (2005: 30 per cent):		
Current tax on income for the year	**229**	326
Adjustments in respect of prior periods (including double taxation relief)	**(244)**	4
Double taxation relief	**(208)**	(308)
Foreign tax:		
Current tax on income for the year	**868**	671
Adjustments in respect of prior periods	**33**	(18)
Total current tax	**678**	675
Deferred tax:		
Origination/reversal of temporary differences	**146**	35
Tax on profits on ordinary activities	**824**	710
Effective tax rate	**25.9%**	26.5%

Overseas taxation includes taxation on Hong Kong profits of $166 million (2005: $131 million) provided at a rate of 17.5 per cent (2005: 17.5 per cent) on the profits assessable in Hong Kong.

4. Dividends

	2006		2005	
Ordinary Equity Shares	Cents per share	$million	Cents per share	$million
Final dividend declared and paid during the period	**45.06**	**595**	40.44	524
Interim dividends declared and paid during the period	**20.83**	**277**	18.94	248
	65.89	**872**	59.38	772

Dividends are recorded in the period in which they are declared. Accordingly, the final dividends set out above relate to the respective prior years. The 2006 final dividend of 50.21 cents per share ($695 million) will be paid in either sterling, Hong Kong dollars or US dollars on 11 May 2007 to shareholders on the UK register of members at the close of business in the UK on 9 March 2007, and to shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9:00am Hong Kong time) on 9 March 2007. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the final cash dividend. Details of the dividend will be sent to shareholders on or around 26 March 2007.

Preference Shares		2006 $million	2005 $million
Non-cumulative irredeemable preference shares:	7 3/8 per cent preference shares of £1 each*	**14**	14
	8 1/4 per cent preference shares of £1 each*	**15**	15
Non-cumulative redeemable preference shares:	8.9 per cent preference shares of $5 each	**22**	29
	6.409 per cent preference shares of $5 each	**3**	–

* Dividends on these preference shares are treated as interest expense.

5. Earnings Per Ordinary Share

	2006			2005		
	Profit* $million	Weighted average number of shares ('000)	Per share amount cents	Profit* $million	Weighted average number of shares ('000)	Per share amount cents
Basic earnings per ordinary share	**2,253**	**1,332,985**	**169.0**	1,917	1,290,916	148.5
Effect of dilutive potential ordinary shares:						
Convertible bonds	**–**	**–**		7	10,346	
Options	**–**	**16,050**		–	8,678	
Diluted earnings per share	**2,253**	**1,349,035**	**167.0**	1,924	1,309,940	146.9

Normalised earnings per ordinary share

The Group measures earnings per share on a normalised basis. This differs from earnings defined in IAS 33, Earnings per share. The table below provides a reconciliation.

	2006 $million	2005 $million
Profit attributable to ordinary shareholders*	**2,253**	1,917
Premium and costs paid on repurchase of subordinated debt	**4**	–
Amortisation of intangible assets arising on business combinations	**52**	32
Profit on sale of property, plant and equipment	**(16)**	–
Gain on effective part disposal of Pakistan branches	**(17)**	–
Pre-incorporation costs in China	**4**	–
Other impairment	**–**	42
Tax on normalised items	**(5)**	(7)
Normalised earnings	**2,275**	1,984
Normalised earnings per ordinary share	**170.7c**	153.7c

* The profit amounts represent the profit attributable to ordinary shareholders i.e. after the deduction of dividends payable to the holders of the non-cumulative redeemable preference shares (see note 4).

There were no ordinary shares issued after the balance sheet date that would have significantly affected the number of ordinary shares used in the above calculations had they been issued prior to the end of the balance sheet period.

6. Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition. Restricted balances comprise minimum balances required to be held at central banks.

	2006 $million	2005 $million
Cash and balances at central banks	**7,698**	8,012
Less restricted balances	**(3,958)**	(4,269)
Treasury bills and other eligible bills	**6,233**	4,049
Loans and advances to banks	**16,084**	17,590
Trading securities	**12,104**	9,844
Total	**38,161**	35,226

7. Contingent Liabilities and Commitments

The table below shows the contract or underlying principal amounts, credit equivalent amounts and risk weighted amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk.

The credit equivalent and risk weighted amounts have been calculated in accordance with the Financial Services Authority guidelines implementing the Basel Accord on capital adequacy, after taking account of collateral and guarantees received.

	2006			2005		
	Contract or underlying principal amount $million	**Credit equivalent amount $million**	**Risk weighted amount $million**	Contract or underlying principal amount $million	Credit equivalent amount $million	Risk weighted amount $million
Contingent liabilities*						
Guarantees and irrevocable letters of credit	**18,344**	**12,784**	**9,398**	15,952	11,106	7,704
Other contingent liabilities	**9,046**	**7,139**	**5,418**	6,295	5,134	2,995
	27,390	**19,923**	**14,816**	22,247	16,240	10,699
Commitments*						
Documentary credits and short term trade-related transactions	**5,029**	**1,006**	**845**	3,730	746	572
Forward asset purchases and forward deposits placed	**31**	**31**	**10**	141	141	28
Undrawn formal standby facilities, credit lines and other commitments to lend:						
One year and over	**14,083**	**7,042**	**3,693**	11,128	5,564	3,956
Less than one year	**20,543**	**–**	**–**	18,690	–	–
Unconditionally cancellable	**29,858**	**–**	**–**	28,705	–	–
	69,544	**8,079**	**4,548**	62,394	6,451	4,556

* Includes amounts relating to the Group's share of its joint ventures.

8. Restatement of prior periods

Segmental analysis

The Group has refined its method of charging for and allocating capital and as a consequence the segmental result for the year ended 31 December 2005 has been restated. There has been no effect on the Group's total reported numbers but the effect on the business and geographic segments is set out below.

	2005			
	Consumer Banking $million	Wholesale Banking $million	Corporate items not allocated $million	Total $million
Operating income as previously reported	3,807	3,054	–	6,861
Restatement	(5)	5	–	–
Operating income as restated	3,802	3,059	–	6,861

	2005				
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Operating income as previously reported	1,512	510	333	954	1,054
Restatement	(28)	4	2	3	3
Operating income as restated	1,484	514	335	957	1,057

	2005				
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Operating income as previously reported	590	808	551	549	6,861

Restatement	3	4	2	7	–
Operating income as restated	593	812	553	556	6,861

9. Post Balance Sheet Events

On 26 January 2007, the Group announced the sale of its mutual funds manufacturing business in India to a subsidiary of UBS for a total cash consideration of approximately $120 million. The transaction is expected to complete in the second half of 2007, subject to regulatory approvals.

On 27 February 2007 a dividend of 50.21 cents per share was recommended.

10. Corporate Governance

The directors confirm that, throughout the period, the Company has complied with the provisions of Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange Limited ("HK Listing Rules"). The directors also confirm that the announcement of these results has been reviewed by the Company's Audit and Risk Committee.

11. Dealings in the Company's listed securities

Bedell Cristin Trustees Limited is trustee of both the 1995 Employees' Share Ownership Plan Trust ("the 1995 trust"), which is an employee benefit trust used in conjunction with some of the Group's employee share schemes, and of the Standard Chartered 2004 Employee Benefit Trust ("the 2004 trust") which is an employee benefit trust used in conjunction with the Group's deferred bonus plan. The trustee has agreed to satisfy a number of awards made under the employee share schemes and the deferred bonus plan through the relevant employee benefit trust. As part of these arrangements Group companies fund, from time to time, the trust to enable the trustee to acquire shares to satisfy these awards. All shares have been acquired through the London Stock Exchange.

The 1995 trust has not acquired any shares in the year ended 31 December 2006 (31 December 2005: 11,700,000 Standard Chartered PLC shares were acquired from the Company for an aggregate price of $211 million). The shares are held in a pool for the benefit of participants under the Group's Restricted Share Scheme, Performance Share Plan and Executive Share Option Schemes. The purchase of these shares has been fully funded by the Group. At 31 December 2006, the 1995 trust held 2,148,874 (31 December 2005: 13,631,745) shares, of which all (31 December 2005: 11,521,682) have vested unconditionally.

During the current year the 2004 trust has acquired, at market value, 301,952 (31 December 2005: 422,659) Standard Chartered PLC shares for an aggregate price of $9 million (2005: $8 million), which are held in a pool for the benefit of participants under the Group's deferred bonus plan. The purchase of these shares has been fully funded by the Group. At 31 December 2006, the 2004 trust held 311,157 (31 December 2005: 409,160) Standard Chartered PLC shares, of which none (31 December 2005: 7,333) have vested unconditionally.

Except as disclosed above, neither the Company nor any of its subsidiaries has bought, sold or redeemed any securities of the Company listed on The Stock Exchange of Hong Kong during the year ended 31 December 2006.

STANDARD CHARTERED PLC – ADDITIONAL INFORMATION

Financial Calendar

Ex-dividend date	7 March 2007
Record date	9 March 2007
Expected posting to shareholders of 2006 Report and Accounts	26 March 2007
Annual General Meeting	3 May 2007
Payment date – final dividend on ordinary shares	11 May 2007

Copies of this statement are available from:

Investor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or from our website on http://investors.standardchartered.com

For further information please contact:

Romy Murray, Group Head of Corporate Affairs
+44 20 7280 6378

Steve Atkinson, Head of Investor Relations
+44 20 7280 7245

Ruth Naderer, Head of Investor Relations, Asia Pacific
+852 2820 3075

Sean Farrell, Head of Media Relations
+44 20 7280 7163

The following information will be available on our website

- *A live webcast of the annual results analyst presentation (available from 9.45 am GMT)*
- *The archived webcast and Q/A session of analyst presentation in London (available 2 pm GMT)*
- *Interviews with Peter Sands, Group Chief Executive Officer and Richard Meddings, Group Finance Director available from 8.15am GMT.*
- *Slides for the Group's presentations (available after 2pm GMT)*

Images of Standard Chartered are available for the media at http://www.standardchartered.com/global/mc/plib/directors_p01.html

Information regarding the Group's commitment to Corporate Responsibility is available at http://www.standardchartered.com/corporateresponsibility

The 2006 Annual Report will be made available on the website of the Stock Exchange of Hong Kong and on our website http://investors.standardchartered.com *as soon as is practicable.*

Forward looking statements

It is possible that this document could or may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar meaning. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and the Group's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

The Group undertakes no obligation to revise or update any forward looking statement contained within this document, regardless of whether those statements are affected as a result of new information, future events or otherwise.

END



File number: 82-5188

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Final Results 1b of 2
Released	08:15 27-Feb-07
Number	9162R

RNS Number:9162R
Standard Chartered PLC
27 February 2007

STANDARD CHARTERED PLC - CAPITAL

Capital

The GALCO targets Tier 1 and Total capital ratios of 7-9 per cent and 12-14 per cent respectively.

	2006 $million	2005 $million
Tier 1 capital:		
Called up ordinary share capital and preference shares	7,771	5,982
Eligible reserves	8,937	6,151
Minority interests	211	115
Innovative Tier 1 securities	2,262	1,542
Less: Restriction on innovative Tier 1 securities	(337)	(83)
Goodwill and other intangible assets	(6,146)	(4,321)
Unconsolidated associated companies	229	186
Other regulatory adjustments	(94)	153
Total Tier 1 capital	12,833	9,725
Tier 2 capital:		
Eligible revaluation reserves	509	195
Portfolio impairment provision	610	368
Qualifying subordinated liabilities:		
Perpetual subordinated debt	3,368	3,128
Other eligible subordinated debt	5,387	4,169
Less: Amortisation of qualifying subordinated liabilities	(518)	(229)
Restricted innovative Tier 1 securities	337	83
Total Tier 2 capital	9,693	7,714
Investments in other banks	(211)	(148)
Other deductions	(320)	(173)
Total capital base	21,995	17,118
Banking book:		
Risk weighted assets	120,028	99,378
Risk weighted contingents	21,106	16,274
	141,134	115,652
Trading book:		
Market risks	5,834	6,701
Counterparty/settlement risks	6,475	3,571
Total risk weighted assets and contingents	153,443	125,924
Capital ratios		
Tier 1 capital	8.4%	7.7%
Total capital	14.3%	13.6%

STANDARD CHARTERED PLC

Consolidated Income Statement

For the year ended 31 December 2006

	Notes	2006 Excluding acquisitions $million	2006 Acquisitions $million	2006 Total $million	2005 Excluding acquisitions $million	2005 Acquisitions $million	2005 Total $million
Interest income		12,810	177	12,987	6,938	1,812	8,750
Interest expense		(7,576)	(83)	(7,659)	(3,384)	(1,031)	(4,415)
Net interest income		5,234	94	5,328	3,554	781	4,335
Fees and commission income		2,232	43	2,275	1,724	116	1,840
Fees and commission expense		(392)	(2)	(394)	(258)	(87)	(345)
Net trading income		914	6	920	746	23	769
Other operating income		485	6	491	236	26	262
		3,239	53	3,292	2,448	78	2,526
Operating income		8,473	147	8,620	6,002	859	6,861
Staff costs		(2,873)	(40)	(2,913)	(1,834)	(311)	(2,145)
Premises costs		(439)	(5)	(444)	(321)	(42)	(363)
General administrative expenses		(1,144)	(27)	(1,171)	(861)	(159)	(1,020)
Depreciation and amortisation		(249)	(19)	(268)	(216)	(67)	(283)
Operating expenses		(4,705)	(91)	(4,796)	(3,232)	(579)	(3,811)
Operating profit before impairment losses and taxation		3,768	56	3,824	2,770	280	3,050
Impairment losses on loans and advances and other credit risk provisions		(611)	(18)	(629)	(266)	(53)	(319)
Other impairment		(15)	-	(15)	(50)	-	(50)
Loss from associates		(2)	-	(2)	-	-	-
Profit before taxation		3,140	38	3,178	2,454	227	2,681
Taxation	3	(812)	(12)	(824)	(657)	(53)	(710)
Profit for the year		2,328	26	2,354	1,797	174	1,971

Profit attributable to:							
Minority interests		75	1	76	25	-	25
Parent company's shareholders		2,253	25	2,278	1,772	174	1,946
Profit for the year		2,328	26	2,354	1,797	174	1,971
Basic earnings per ordinary share	5			169.0c			148.5c
Diluted earnings per ordinary share	5			167.0c			146.9c

Paid and proposed dividends per ordinary share:		Cents	Cents
Interim paid	4	20.83	18.94
Final proposed*	4	50.21	45.06
		71.04	64.00

		$million	$million
Interim dividend	4	277	248
Final proposed dividend*	4	695	595
		972	843

* The final dividend will be accounted for in 2007 as explained in note 4 on page 39.

STANDARD CHARTERED PLC

Consolidated Balance Sheet

As at 31 December 2006

	2006 $million	2005 $million
Assets		
Cash and balances at central banks	7,698	8,012
Financial assets held at fair value through profit or loss	15,715	10,333
Derivative financial instruments	13,154	9,370
Loans and advances to banks	19,724	21,701
Loans and advances to customers	139,330	111,791
Investment securities	49,487	37,863
Interests in associates	218	128
Goodwill and intangible assets	6,146	4,321
Property, plant and equipment	2,168	1,644
Deferred tax assets	538	498
Other assets	8,601	7,163
Prepayments and accrued income	3,268	2,272
Total assets	266,047	215,096
Liabilities		
Deposits by banks	26,233	18,834

Customer accounts	147,382	119,931
Financial liabilities held at fair value through profit or loss	9,969	6,293
Derivative financial instruments	13,703	9,864
Debt securities in issue	23,514	25,913
Current tax liabilities	68	283
Other liabilities	11,355	8,446
Accruals and deferred income	3,210	2,319
Provisions for liabilities and charges	45	55
Retirement benefit obligations	472	476
Subordinated liabilities and other borrowed funds	12,699	10,349
Total liabilities	248,650	202,763
Equity		
Share capital	692	660
Reserves	16,161	11,222
Total parent company's shareholders' equity	16,853	11,882
Minority interests	544	451
Total equity	17,397	12,333
Total equity and liabilities	266,047	215,096

STANDARD CHARTERED PLC

Consolidated Statement of Recognised Income and Expenses

For the year ended 31 December 2006

	2006 $million	2005 $million
Exchange differences on translation of foreign operations	670	(90)
Actuarial gains/(losses) on retirement benefits	104	(150)
Available for sale investments:		
Valuation gains taken to equity	682	7
Transferred to income on disposal/redemption	(190)	(107)
Cash flow hedges:		
Gains/(Losses) taken to equity	79	(65)
(Gains)/Losses transferred to income for the year	20	(20)
Taxation on items recognised directly in equity	(131)	141
Other	7	1
Net income/(expense) recognised in equity	1,241	(283)
Profit for the year	2,354	1,971
Total recognised income and expenses for the year	3,595	1,688
Attributable to:		
Parent company's shareholders	3,484	1,663
Minority interests	111	25
	3,595	1,688

STANDARD CHARTERED PLC

Consolidated Cash Flow Statement

For the year ended 31 December 2006

	2006 $million	2005 $million
Cash flow from operating activities		
Profit before taxation	3,178	2,681
Adjustment for items not involving cash flow or shown separately:		
Depreciation and amortisation	268	283
Gain/(loss) on disposal of property, plant and equipment	(16)	1
Gain on disposal of investment securities	(190)	(107)
Amortisation of investments	(257)	17
Impairment losses	629	319
Other impairment	15	50
Assets written off, net of recoveries	(940)	(718)
Decrease in accruals and deferred income	786	952
Increase in prepayments and accrued income	(901)	(1,248)
Net increase in mark-to-market adjustment	45	939
Interest accrued on subordinated loan capital	643	388
UK and overseas taxes paid	(903)	(611)
Net increase in treasury bills and other eligible bills	(644)	(686)
Net increase in loans and advances to banks and customers	(11,664)	(5,730)
Net increase in deposits from banks, customer accounts and debt securities in issue	16,914	18,996
Net increase in trading securities	(3,615)	(1,494)
Net increase/(decrease) in other accounts	5,074	(3,982)
Net cash from operating activities	8,422	10,050
Net cash flows from investing activities		
Purchase of property plant and equipment	(245)	(135)
Acquisition of investment in subsidiaries, net of cash acquired	(937)	(1,093)
Acquisition of treasury bills and other eligible bills	(23,376)	(13,443)
Acquisition of debt securities	(47,411)	(33,655)
Acquisition of equity shares	(328)	(658)
Disposal of property, plant and equipment	40	8
Disposal and maturity of treasury bills	22,650	12,599
Disposal and maturity of debt securities	40,909	35,748
Disposal of equity shares	337	351
Net cash used in investing activities	(8,361)	(278)
Net cash flows from financing activities		
Issue of ordinary share capital	1,996	2,000
Purchase of own shares, net of exercise, for share option awards	149	(73)
Interest paid on subordinated loan capital	(562)	(297)
Gross proceeds from issue of subordinated loan capital	1,591	3,874
Repayment of subordinated liabilities	(390)	(1,026)
Dividends and payments to minority interests and preference shareholders	(80)	(173)
Dividends paid to ordinary shareholders	(496)	(685)
Net cash from financing activities	2,208	3,620
Net increase in cash and cash equivalents	2,269	13,392
Cash and cash equivalents at beginning of year	35,226	22,112
Effect of exchange rate change on cash and cash equivalents	666	(278)
Cash and cash equivalents at end of year (note 6)	38,161	35,226

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File number: 82-3188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Final Results 1 of 2
Released	08:15 27-Feb-07
Number	9159R

---

27 February 2007

TO CITY EDITORS
FOR IMMEDIATE RELEASE

STANDARD CHARTERED PLC RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

HIGHLIGHTS

Reported Results

- Operating income up 26 per cent to $8,620 million (2005: $6,861 million)
- Profit before taxation up 19 per cent to $3,178 million (2005: $2,681 million)
- Profit attributable to ordinary shareholders* up 18 per cent to $2,253 million (2005: $1,917 million)
- Total assets up 24 per cent to $266 billion (2005: $215 billion)

Results excluding acquisitions and Korea**

- Operating income up 18 per cent to $6,951 million (2005: $5,904 million)
- Expenses up 17 per cent to $3,733 million (2005: $3,179 million)
- Profit before taxation up 11 per cent to $2,686 million (2005: $2,417 million)

Performance Metrics***

- Normalised earnings per share up 11 per cent at 170.7 cents (2005: 153.7 cents)
- Normalised return on ordinary shareholders' equity of 17 per cent (2005: 18 per cent)
- Annual dividend per share increased 11 per cent to 71.04 cents from 64.0 cents in 2005
- Normalised cost income ratio of 55.2 per cent (2005: 54.5 per cent)
- Total capital ratio at 14.3 per cent (2005: 13.6 per cent)

Significant achievements

- Record profit before taxation at $3,178 million
- Strong organic progress with double-digit income growth in Wholesale Banking and Consumer Banking
- Acquisitions of Union Bank, Pakistan and Hsinchu International Bank, Taiwan provide new growth engines
- Standard and Poors long term credit rating for Standard Chartered raised to A+

Commenting on these results, the Chairman of Standard Chartered PLC, Mervyn Davies, said:

" Standard Chartered delivered another year of record income and profits in 2006, driven by strong organic growth and continued good progress in Korea. We made strategic acquisitions in Taiwan and Pakistan. We have achieved great momentum and will continue to benefit from the growth opportunities in Asia, Africa and the Middle East and from our investment in the business. We want all our stakeholders to see us as The Right Partner – Leading by Example."

* Profit attributable to ordinary shareholders is after the deduction of dividends payable to the holders of the non-cumulative redeemable preference shares (see note 4 on page 39).

** Results excluding acquisitions and Korea are shown because 2006 includes the acquisitions of Union Bank Limited ("Union"), Hsinchu International Bank ("HIB") and the incremental stake in PT Permata Bank Tbk ("Permata") together with a full year of Standard Chartered First Bank Korea Limited ("SCFB") compared to only eight and a half months in 2005.

*** Results on a normalised basis reflect the results of Standard Chartered PLC and its subsidiaries (the "Group") excluding items presented in note 5 on page 40.

Standard Chartered PLC - Stock Code: 2888

STANDARD CHARTERED PLC - TABLE OF CONTENTS

Unless another currency is specified, the word "dollar" or symbol "$" in this document means United States dollar and the word "cent" or symbol "c" means one-hundredth of one United States dollar.

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China is referred to as "Hong Kong"; 'Middle East and Other South Asia' ("MESA") includes: Pakistan, United Arab Emirates ("UAE"), Bahrain, Jordan and Bangladesh; and "Other Asia Pacific" includes: China, Indonesia, Thailand, Taiwan and the Philippines.

STANDARD CHARTERED PLC - SUMMARY OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

	2006 $million	2005 $million
RESULTS		
Operating income	**8,620**	6,861
Impairment losses on loans and advances and other credit risk provisions	**(629)**	(319)
Profit before taxation	**3,178**	2,681
Profit attributable to equity interests	**2,278**	1,946
Profit attributable to ordinary shareholders	**2,253**	1,917
BALANCE SHEET		
Total assets	**266,047**	215,096
Total equity	**17,397**	12,333
Capital base	**21,995**	17,118
INFORMATION PER ORDINARY SHARE	**Cents**	Cents
Earnings per share – normalised basis	**170.7**	153.7
– basic	**169.0**	148.5
Dividend per share	**71.04**	64.0
Net asset value per share	**1,208.9**	897.3
RATIOS	**%**	**%**
Return on ordinary shareholders' equity – normalised basis	**16.9**	18.0
Cost income ratio – normalised basis	**55.2**	54.5
Capital ratios:		
Tier 1 capital	**8.4**	7.7
Total capital	**14.3**	13.6

STANDARD CHARTERED PLC - CHAIRMAN'S STATEMENT

I am very pleased to report that Standard Chartered delivered another year of record income and profits in 2006, driven by strong organic growth and continued good progress in Korea.

- Profit before taxation is up 19 per cent to $3.18 billion
- Income has increased 26 per cent to $8.62 billion
- Normalised earnings per share growth is 11 per cent

The Board is recommending an annual dividend of 71.04 cents per share.

We have strong momentum in the Group, producing good financial performance while investing for future growth. Our existing businesses performed well. We made strategic acquisitions in Taiwan and Pakistan.

GOVERNANCE

I became Chairman of the Group in November 2006 and Peter Sands was appointed as Group Chief Executive. This is an evolution of the Group's leadership which provides continuity in strategy at a time of rapid growth. It is positive for shareholders and will enable us to continue our record of consistently good performance.

An important part of my role as Chairman is to build on the relationships I have developed around the world over the past 10 years as a Board member of Standard Chartered PLC. Banking is a relationship business and that is especially true of Standard Chartered and the markets we operate in. We value highly the relationships which we have with national leaders, regulators, clients and other stakeholders and we want to be known as the right partner for them.

In recent years we have considerably strengthened our Board to ensure that we have a robust level of governance in place for our business. We will continue to ensure that we have a top-quality Board in place that will challenge as well as support the Group's executive management team.

In August we welcomed Lord Turner of Ecchinswell to the Board. He was Chairman of the Independent Pensions Commission until April 2006 and from 1995 to 1999 was Director General of the Confederation of British Industry.

At the end of the year, Hugh Norton retired from the Board as Senior Independent Director. We are very grateful for the 11 years' service which he has given to Standard Chartered as a Board member.

I would like to thank Bryan Sanderson, who stepped down as Chairman in November after serving for the three and a half years. The Group grew strongly and prospered under his chairmanship.

GLOBAL ECONOMY

Our relationships, deep local knowledge and international banking capability mean we are able to capitalise on opportunities in the world's most dynamic markets.

The economic environment has been good. The world economy is thriving, trade is soaring, commodity markets are healthy and China and India are opening up. New trade corridors are emerging for Asia, both within the region and with other regions, and trade volumes are rising sharply.

Globally, and on the ground in many of our markets, the picture looks good. The dynamics of the world economy are changing, as the global importance of Asia, Africa and the Middle East continues to grow.

These changes will continue to impact the world economy. Three quarters of a billion jobs are likely to be created in Asia alone over the next decade. A young middle class is emerging across Asia. Companies in markets such as India are becoming increasingly international and, as a bank with 150 years' experience in India, we are delighted to be working with our clients as they become major forces in the global economy.

Across the Middle East and parts of Africa there is a greater sense of awareness of the need to diversify economies. The combination of globalisation and deregulation are key themes for the regions in our footprint. The emergence of a new wealthy class in these markets bodes well.

But inevitably there remain political and economic threats. In recent years there have also been increasing concerns about United States growth, the dollar and trade imbalances. These concerns are now joined by questions about ample liquidity, asset price inflation and whether markets are pricing sufficiently for risk.

It is important to be aware of such issues. At some stage there will be a cyclical slowdown and the benign credit environment will come to an end. Banks need to be acutely aware of such risks, and must ensure they are prepared and protected.

We are well-placed to gain from the many changes that are under way around the globe and will continue our focus on creating shareholder value through our existing businesses and emerging opportunities.

SUMMARY

During 2006 Standard Chartered made significant strategic progress. We achieved pleasing organic growth in our businesses and completed the acquisitions of Union Bank in Pakistan and Hsinchu International Bank in Taiwan.

We have achieved great momentum and will continue to benefit from the growth opportunities in Asia, Africa and the Middle East and from our investment in the business. We want all our stakeholders to see us as The Right Partner – Leading by Example.

We have the management depth to execute our strategy and we are attracting talented and diverse employees from around the world. The Group is in great shape and we are optimistic about the future.

Mervyn Davies, CBE
Chairman
27 February 2007

STANDARD CHARTERED PLC - GROUP CHIEF EXECUTIVE'S REVIEW

FINAL RESULTS 2006

Standard Chartered has achieved much over the last five years. We have delivered on our promises to customers, to staff and to shareholders. 2006 was a year of continued rapid growth, strong financial performance and strategic progress. We start 2007 in great shape, with good business momentum and a clear strategy.

Since 2001 our income has almost doubled. So has the number of employees, to nearly 60,000. Then we had fewer than seven million customers. Now we have over 14 million. Including Permata, we now have over 1,400 branches compared to less than 550 five years ago. Our normalised earnings per share ("EPS") have grown at a compound annual growth rate ("CAGR") of 21 per cent.

I am proud to have been Group Finance Director during this period of rapid progress and growth.

The fundamentals of our strategy remain the same. Our goal is to be the world's best international bank, leading the way in Asia, Africa and the Middle East. We have made great progress on our strategic journey, but there is much more to do. We see opportunities for growth across our markets. We see room for improvement on every aspect of our performance. The strategy and immediate management priorities are clear. My job is to make them happen.

OUR PRIORITIES FOR 2007

- Our top priority for 2007 is to accelerate organic growth. This is the key to shareholder value creation. We increased investment in 2006 and are doing so again in 2007.

- We must continue to deliver growth from our acquisitions. We do not buy to grow. We grow what we buy. In 2007 the focus will be on our most recent acquisitions in Pakistan and Taiwan.

- We will continuously improve the way we work, enhancing our infrastructure and processes to improve our service to customers and to achieve greater productivity.

- We must build leadership capacity, turning talented managers into true leaders. Attracting and developing the next generation of leaders is a critical challenge for me personally.

- Finally, we will reinforce the brand. Standard Chartered already has a great brand, but we intend to make it much better known and much more powerful.

CHINA

2006 was a year of rapid progress for our business in China. We more than doubled income to almost $300 million, tripled profits, expanded our network to 22 locations in 14 cities and almost doubled our staff numbers.

2007 will be equally exciting. We plan to incorporate our business, which will enable us to offer renminbi services to Chinese consumers. We are accelerating investment to expand our network, enhance product capabilities and reinforce infrastructure. By the end of the year, subject to regulatory approval, we would like to have around 40 locations.

China Bohai Bank, in which we have a 19.99 per cent stake, is growing fast. From a greenfield start just 12 months ago, the bank has seven locations and around $1 billion in assets.

China's importance for Standard Chartered goes well beyond the mainland. In Hong Kong, where we have our biggest business, we reach out across the entire Pearl River Delta, and we also benefit from Hong Kong's increasing role as China's international financial centre. Through our relationships with China's leading companies we are deeply involved in the massive growth of China's trade and investment flows across our footprint, for example in Africa.

INDIA

India is equally important to us. In 2006 we made profits of over $400 million, up 69 per cent on 2005. In 2007

we will continue to invest in both businesses.

In Wholesale Banking we are growing right across India and are also working to partner major Indian corporates as they now look to expand outside the country. In Consumer Banking we continue to grow our distribution reach and product offer. We now have 81 branches and 36 consumer finance outlets.

MIDDLE EAST

The Middle East has great organic growth momentum. Not just in Dubai, but in Abu Dhabi, Qatar and elsewhere in the region.

We are very well placed to seize the opportunities: our business in the UAE grew income by 32 per cent in 2006. We are leveraging the opportunities in Islamic finance, we see great potential in the Dubai International Financial Centre and are building our presence in Abu Dhabi.

China, India and the Middle East are three of our biggest opportunities for organic growth. Yet there are many other markets in which Standard Chartered is growing rapidly and where we see great potential. Two examples would be Nigeria and Vietnam.

We drive organic growth not just by geography but also through innovation in the products and services we offer. Our new Private Bank and our Corporate Finance business are examples.

PRIVATE BANK

In 2007, Consumer Banking will be rolling out our Private Bank proposition across six markets. We have already launched successfully in Korea, with Singapore soon to follow.

As a new business, our Private Bank requires considerable investment in people, systems and infrastructure. It has the potential to deliver sustained, high quality earnings growth.

Our Private Bank will be different in several ways. We are international yet also local. We offer both offshore and onshore banking. We are innovative, but also have history and cherish deep longstanding relationships. Our clients will experience a new and distinctive blend of capabilities.

CORPORATE FINANCE

Within Wholesale Banking, our Global Markets business comprises corporate finance, debt capital markets and foreign exchange and derivatives. Corporate finance includes advisory, private equity, principal finance, project finance and structured finance. Corporate finance has grown rapidly. Over the last three years income has grown by nearly 300 per cent and doubled in 2006 alone.

This success is based on the seamless way in which our client relationship model works with our product teams. As a result, the number of Wholesale Banking clients from which we derive more than $1 million of income increased by 27 per cent in 2006.

Organic growth for the Group accounted for over two thirds of income growth in 2006. Yet acquisitions also play an important supporting role.

ACQUISITIONS: PAKISTAN AND TAIWAN

In Pakistan we have had a great start. The integration of Union Bank is proceeding rapidly: we rebranded 65 Union Bank branches overnight. With a strong management team drawn from both institutions, we have continued to grow the business, and now have 115 branches.

In Taiwan we are at an earlier stage. We took direct control of the Hsinchu International Bank Board in December, de-listed the bank on 18 January 2007 and are preparing to integrate it with our existing business.

Due to the complexity of legal requirements in Taiwan, the amalgamation of the two entities, upon which the realisation of synergies depends, is unlikely to occur until the second half of 2007. Hsinchu's consumer lending portfolio is more or less as we expected. The small business ("SME") portfolio is of mixed quality. We will need to reshape both these portfolios to align with our customer and product profiles.

As a result we anticipate that in 2007 Hsinchu's profit contribution will be offset by the costs of integration, investment initiatives and reshaping the business. We remain confident that Hsinchu will be EPS accretive and will deliver double-digit Return on Investment in 2008. We can make Hsinchu into a powerful engine of income and earnings growth, capitalising on the opportunities in Taiwan and the rapidly growing trade and investment

flows across North East Asia.

CONTINUOUS IMPROVEMENT

The Group has already begun to become much more efficient and effective. Now we intend to accelerate progress through a continuous effort to make the way we work simpler, better and faster.

In 2003 we launched an initiative called Outserve to improve our service to customers. We made great progress with this programme, improving our understanding of customer needs, reducing turnaround times and introducing systematic tracking of customer service metrics across the Group.

To drive further improvement in our quality of service, we recognise we need to address the fundamental infrastructure and processes of the Group. We have therefore launched Outserve Plus, an umbrella for initiatives to enhance our operational effectiveness. Our aim is to simultaneously enhance our quality of service, make life easier for staff and customers and improve productivity. By doing this, we will create the capacity for accelerated growth.

A good example of the progress we have made is in Technology Production and Operations. This is the core engine of the Group. Through hubbing, re-engineering and selective outsourcing, we have managed to improve efficiency, whilst substantially upgrading service delivery. Technology, Production and Operations costs have grown by nine per cent CAGR over the last three years, against income growth of 22 per cent CAGR over the same period.

BUILDING LEADERSHIP

A key priority for 2007 and one on which I place great personal focus is building leadership. To fulfil our ambitions, we must accelerate the development of talented people across the Group, turning good managers into true leaders, people with the right values and capabilities to drive the business forward.

We already have a highly talented and diverse team of people, and a culture that combines performance edge with a cooperative style and a strong set of shared values. The Group is an environment that stimulates, develops and provides new opportunities. But we are not complacent. We want to develop our existing talent further and faster and attract more potential leaders.

To make this happen we are expanding and improving our graduate and MBA recruitment and development, increasing external hiring and refreshing our approach to training programmes. We also welcome the management talent that has come into Standard Chartered with our recent acquisitions.

REINFORCE THE BRAND

Standard Chartered is a great brand, one that is well-known across our franchise. We have begun to leverage the brand more effectively over the last few years but believe that there is much more we can do. Our goal is that everyone in our markets understands our brand promise to be "The Right Partner – Leading by Example" and recognises our trustmark.

We will achieve this partly through external marketing but, equally importantly, through the way we use the brand internally. We need the brand to be embedded in everything we do and to inform every interaction with customers.

Our brand is also about the way we act within the communities in which we work. For example we are very proud of our achievements with "Seeing is Believing", our campaign to address preventable blindness. Here we have certainly been leading by example and had a huge impact.

In the same way we are now putting a lot of focus on the environment and sustainable development, working out what role we should play on issues like climate change.

These are our priorities for 2007 – accelerating organic growth, delivering on acquisitions, continuously improving the way we work, developing leadership and talent and reinforcing our brand.

OUTLOOK

We start 2007 in great shape with good momentum. While there are many potential risks and uncertainties in the world, our businesses are performing strongly and we are clear about our strategy and priorities.

For the Group as a whole, including Korea and our acquisitions, we anticipate:

- Continued good income momentum with both businesses delivering good double-digit income growth for the full year.

- Accelerated investment and improved productivity. We are accelerating investment, in new products, new capabilities and in extending distribution. Yet we are also accelerating our drive for improved productivity, with a range of initiatives to reengineer process, increase hubbing and enhance infrastructure. In the first half of 2007, expenses growth will exceed income growth largely due to accelerating investment in Consumer Banking, particularly in China and in Private Banking. However, taking the year as a whole we expect expenses to grow broadly in line with income.

- Continued focus on risk management. In Wholesale Banking, we are not as yet seeing any deterioration in our portfolio, but do anticipate a reduction in the potential for recoveries as the stock of impaired assets falls. In Consumer Banking, we expect the impairment charge to reflect the improving environment in Taiwan balanced by the inclusion of our most recent acquisitions and the changing mix and maturity of the portfolio, such as the growth of the unsecured and SME portfolios.

SUMMARY

2006 has been another very good year for Standard Chartered. I would like to thank our customers and shareholders for their support; and the Group's staff for their professionalism, enthusiasm and commitment. We look forward to another good year.

Peter Sands
Group Chief Executive
27 February 2007

STANDARD CHARTERED PLC - FINANCIAL REVIEW

Group Summary

The Group has delivered another strong performance in the year ended 31 December 2006. Profit before taxation of $3,178 million was up 19 per cent compared to 2005, with income up 26 per cent and a normalised cost income ratio of 55.2 per cent compared to 54.5 per cent in 2005. Normalised earnings per share has increased by 11 per cent to 170.7 cents. (Refer to note 4 on page 39 for the details of basic and diluted earnings per share).

Operating Income and Profit

	2006 $million	2005 $million	Increase/ (decrease) %
Net interest income	**5,328**	4,335	**23**
Fees and commissions income, net	**1,881**	1,495	**26**
Net trading income	**920**	769	**20**
Other operating income	**491**	262	**87**
	3,292	2,526	**30**
Operating income	**8,620**	6,861	**26**
Operating expenses	**(4,796)**	(3,811)	**26**
Operating profit before impairment losses and taxation	**3,824**	3,050	**25**
Impairment losses on loans and advances and other credit risk provisions	**(629)**	(319)	**97**
Other impairment	**(15)**	(50)	**(70)**
Loss from associates	**(2)**	–	**–**
Profit before taxation	**3,178**	2,681	**19**

See Group Structure on page 11 for analysis of results with Acquisitions, Korea and Underlying business shown separately.

Operating income grew $1,759 million, or 26 per cent, to $8,620 million. Korea and other acquisitions contributed $712 million or 10 per cent. As in 2005, there was double-digit income growth in both Consumer Banking and Wholesale Banking with Consumer Banking increasing 23 per cent and Wholesale Banking 28 per cent. In both businesses income growth was across a broad range of geographies, products and segments.

Net interest income grew $993 million, or 23 per cent to $5,328 million. Korea and other acquisitions contributed $416 million or 10 per cent. There was a strong increase in deposit balances in most geographies. Net interest margins remained flat compared to 2005 with increases in deposit spreads offset by reduced margins in the main mortgage markets.

Net fees and commissions income grew $386 million, or 26 per cent, to $1,881 million. Korea and other acquisitions contributed $148 million or 10 per cent. The growth was driven by higher volumes in wealth management, cash management and global markets products across all markets.

Net trading income grew $151 million, or 20 per cent, to $920 million. Korea and other acquisitions contributed $7 million or one per cent. Income was driven higher by increased foreign exchange dealing by both Consumer and Wholesale Banking customers. Good positioning, increased customer flows and enhanced product capabilities further supported income growth.

Other operating income grew $229 million, or 87 per cent, to $491 million. Korea and other acquisitions contributed $141 million or 54 per cent. This increase primarily reflects realised gains in the Group's private equity business, and better than expected performance of SME assets in Korea that were fair valued at acquisition.

Operating expenses grew $985 million, or 26 per cent, to $4,796 million. Korea and other acquisitions contributed $431 million or 11 per cent. Overall expense growth was broadly in line with income growth. Both businesses continued to invest in infrastructure and technology to expand in fast growing markets and to support future income growth. Consumer Banking also invested in its distribution capability whilst Wholesale Banking continued to invest in product and staff capabilities.

Operating profit before impairment losses and taxation increased by $774 million, or 25 per cent, to $3,824 million. Korea and other acquisitions contributed $281 million or nine per cent.

Impairment losses on loans and advances and other credit risk provisions ("loan impairment") grew $310 million, or 97 per cent, to $629 million. Korea and other acquisitions contributed $53 million or 17 per cent. The credit environment has generally remained benign through 2006 with the increase in impairment almost wholly attributable to Consumer Banking, where impairment rose $296 million, or 70 per cent, to $721 million. This was primarily due to the unsecured lending charge in Taiwan which largely arose during the first half of the year. Wholesale Banking was again in a net recovery position, driven by a significant decline in new provisions offset by a reduction in recoveries, although this was at a slightly reduced level to 2005, down $14 million, or 13 per cent, to $92 million.

Profit before taxation increased $497 million, or 19 per cent to $3,178 million. Korea contributed $190 million or seven per cent and other acquisitions contributed $38 million, or one per cent, of this increase.

Group Structure

There have been a number of changes to the Group's structure which impact the presentation of the financial results during 2006 and 2005.

On 5 September 2006 the Group acquired 95.4 per cent of Union, a provider of Wholesale and Retail Banking products in Pakistan. On 30 December 2006 the assets and business of Union and the Standard Chartered Bank branch in Pakistan were amalgamated into Standard Chartered Bank (Pakistan) Limited. The Group owned 99.0 per cent of the combined entity at 31 December 2006.

On 19 October 2006 the Group acquired a controlling interest in Hsinchu International Bank Limited ("HIB"), a provider of Wholesale and Retail Banking products in Taiwan. The acquisition was achieved through a successful tender offer. The Group owned 96.2 per cent of HIB at 31 December 2006.

On 5 September 2006 the Group acquired a further 12.96 per cent in Permata, a provider of Wholesale and Retail Banking products in Indonesia. The Group owned 44.51 per cent of Permata at 31 December 2006. The results of Union, HIB and the incremental stake in Permata are shown together as "Acquisitions" and referred to in the discussions of results as "other acquisitions". The Group's stake in Permata is accounted for as a joint venture and therefore proportionately consolidated.

The Group has owned SCFB since 15 April 2005, and on 28 November 2005 the assets and businesses of the Standard Chartered Bank branch in Korea were transferred to SCFB. The impact of the post acquisition results of SCFB in the 2005 results, together with the transfer of the branch, affect the comparability of the results for 2006 compared to 2005. The 2005 results for "Korea" reflect a full year of the Standard Chartered Bank branch together with the post acquisition results of SCFB.

To facilitate a meaningful review of the Group's results, the table below segments the Group's results into "Acquisitions", "Korea" and the rest of the Group, which are shown as "Underlying".

	2006				2005		
	Acquisitions $million	Korea* $million	Underlying (excluding Korea and acquisitions) $million	As reported $million	Korea* $million	Underlying (excluding Korea) $million	As reported $million
Net interest income	94	1,147	4,087	5,328	825	3,510	4,335
Fees and commissions income, net	41	152	1,688	1,881	45	1,450	1,495
Net trading income	6	64	850	920	63	706	769
Other operating income	6	159	326	491	24	238	262
	53	375	2,864	3,292	132	2,394	2,526
Operating income	147	1,522	6,951	8,620	957	5,904	6,861
Operating expenses	(91)	(972)	(3,733)	(4,796)	(632)	(3,179)	(3,811)
Operating profit before impairment losses and taxation	56	550	3,218	3,824	325	2,725	3,050
Impairment losses on loans and advances and other credit risk provisions	(18)	(96)	(515)	(629)	(61)	(258)	(319)
Other impairment	–	–	(15)	(15)	–	(50)	(50)
Loss from associates	–	–	(2)	(2)	–	–	–
Profit before taxation	38	454	2,686	3,178	264	2,417	2,681

* Reported on a segmental basis

Consumer Banking

The following tables provide an analysis of operating profit by geographic segment for Consumer Banking:

	2006 Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Operating Income	1,019	367	221	1,146	729
Expenses	(428)	(142)	(101)	(799)	(445)
Loan impairment	(53)	(36)	(36)	(88)	(390)
Operating profit/(loss)	538	189	84	259	(106)

	2006					
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Underlying $million	Consumer Banking Total $million
Operating Income	323	545	257	77	3,415	4,684
Expenses	(201)	(280)	(194)	(51)	(1,760)	(2,641)
Loan impairment	(46)	(61)	(12)	1	(616)	(721)

Operating profit/(loss)	76	204	51	27	1,039	1,322

					2005
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Operating income*	976	324	210	697	611
Expenses	(415)	(126)	(95)	(505)	(342)
Loan impairment	(34)	(30)	(37)	(56)	(166)
Other impairment	–	–	–	–	–
Operating profit	527	168	78	136	103

						2005
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Underlying $million	Consumer Banking Total $million
Operating income*	286	379	258	61	3,105	3,802
Expenses	(179)	(182)	(205)	(52)	(1,596)	(2,101)
Loan impairment	(56)	(33)	(13)	–	(369)	(425)
Other impairment	–	–	(3)	–	(3)	(3)
Operating profit	51	164	37	9	1,137	1,273

* Restated. See note 2 on page 35.

An analysis of Consumer Banking income by product is set out below:

Operating income by product	2006 Total $million	2005* Total $million
Cards, Personal Loans and Unsecured Lending	**1,799**	1,528
Wealth Management and Deposits	**1,938**	1,442
Mortgages and Auto Finance	**780**	758
Other	**167**	74
Total operating income	**4,684**	3,802

* Restated. See note 2 on page 35.

Consumer Banking income grew $882 million, or 23 per cent, to $4,684 million. Korea and other acquisitions contributed $572 million, or 15 per cent. Organic income growth in the second half of 2006 over the same period last year was 14 per cent. The increased focus of the business on Wealth Management products and the SME segment has delivered business growth in most markets. Over 230 products were rolled out by Wealth Management across the network in 2006 compared to 120 in 2005. There was good income growth across most geographies, with over ten countries now contributing more than $100 million of income. The markets of Singapore and India have both grown revenues at 13 per cent. MESA continued to increase its rate of income growth, with income growing at 44 per cent in 2006, compared to 28 per cent in 2005.

Expenses grew $540 million, or 26 per cent, to $2,641 million. Korea and other acquisitions contributed $376 million, or 18 per cent. The business slowed cost growth in the first half of the year to mitigate the impact of the Taiwan credit issue. As management action contained the Taiwan issue, so investment spend was almost doubled in the second half of 2006. Expenditure was targeted at customer facing areas such as branches and the sales force. 25 new branches were added together with 40 new consumer finance branches, and 107 ATMs were installed. 2006 also saw significant expenditure on the new private banking offering with a new brand, premises in Singapore and the acquisition of key staff.

Impairment increased $296 million, or 70 per cent, to $721 million. Korea and other acquisitions contributed $49 million, or 11 per cent. Excluding Taiwan, the increase was $146 million, or 45 per cent, to $473 million. The first half charge for the unsecured portfolio in Taiwan was $203 million, up from $75 million in the second half of 2005. In the second half of 2006 the Taiwan impairment charge of $45 million was down sharply from the first half, as the credit situation trended towards more normal levels. The increase in impairment outside Taiwan reflects the recent business emphasis on unsecured lending and is commensurate with the higher risk and reward levels. The credit environment in Thailand still warrants caution, although the environment in Indonesia has improved from the first half.

Operating profit grew $49 million, or four per cent, to $1,322 million.

Hong Kong delivered income growth of $43 million, or four per cent over 2005. Wealth Management income increased 18 per cent with innovative product launches, such as Marathon Savings and My Dream account, driving growth. The SME segment grew income by 41 per cent as new product launches and a 36 per cent increase in the sales force helped grow the business. Other products, such as the new HIBOR based mortgage offering, helped bolster income. Expense growth of $13 million, or three per cent, was in line with income growth and reflected investment in the sales and distribution capability, as well as enhancements to ATMs and call centres. Impairment increased by $19 million, or 56 per cent, to $53 million. The increase was due to lower recoveries and increased impairment in line with business volume growth. Operating profit was up two per cent to $538 million. Customer liabilities grew over 13 per cent, whilst assets reduced four per cent as mortgage balances reduced in a strongly competitive market.

Singapore grew income by $43 million, or 13 per cent, to $367 million, a much improved performance compared to 2005. Wealth Management grew strongly with new products such as Xtrasaver and Family Link supporting the increase in customer liabilities by 30 per cent. Unit trust sales increased over 40 per cent driving up fee income. Within SME new product launches, such as SME Express, helped deliver strong growth in income. Mortgage income fell 13 per cent, as improved margins were more than offset by a competitive environment and repricing actions by competitors, which increased attrition and reduced customer assets by 11 per cent. Expenses grew $16 million, or 13 per cent, to $142 million reflecting significant investment in new products and the forthcoming Private Bank launch. Impairment was up $6 million, or 20 per cent, to $36 million, reflecting lower releases albeit the credit environment remained benign. The gains in income drove operating profit up $21 million, or 13 per cent, to $189 million.

Malaysia grew income by $11 million, or five per cent, to $221 million. Wealth Management grew strongly, with growth in customer liabilities of 22 per cent and product launches, such as Premium Currency Investment and FlexiFD, driving income growth. Unsecured lending also grew as enhanced service and new products attracted customers. Expenses increased by $6 million, or six per cent, to $101 million as the business invested in its distribution channels with five new branches launched in the second half of the year and a further three branches upgraded. There was also investment in customer service initiatives, such as E-statements. Impairment remained flat year on year at $36 million, as the credit environment remained benign. Operating profit increased $6 million, or eight per cent.

Korea includes SCFB which was acquired on 15 April 2005. As a result the comparatives reflect in large part the comparison of 12 months ownership in 2006 versus eight and a half months in 2005. Korea income has grown $449 million, or 64 per cent to $1,146 million. This includes $106 million of recoveries in respect of assets that had been fair valued on acquisition. Growth has been driven by Wealth Management products and the SME segment. During 2006 over 100 new Wealth Management products were introduced to the market place and over 400,000 new customer accounts added. SME growth was driven by record Business Instalment Loan sales and new products such as Business Plus. Expenses increased $294 million or 58 per cent to $799 million. This reflects investment in business infrastructure, with investment in four new consumer finance centres and three priority banking centres and in ATM upgrades. Impairment increased $32 million or 57 per cent. This increase was in line with the business' focus and growth in unsecured lending and a rise in personal bankruptcy. The increase was mitigated by tighter credit control measures and dedicated collection teams to address the impact of rising personal bankruptcy. Operating profit was up 90 per cent to $259 million.

Other Asia Pacific grew income by $118 million, or 19 per cent, to $729 million. This growth was constrained by Taiwan where contraction in the unsecured lending business reduced income by 27 per cent. Growth was particularly strong in China, where income more than doubled as mortgage balances increased 66 per cent and the SME segment doubled revenue on the back of strong cash sales. Expenses grew $103 million, or 30 per cent, to $445 million. Around half of the increase in expenses came in China as investment in 12 new branches and 20 ATMs drove up costs. As a result of the reduced income in Taiwan, operating profit before impairment only increased by $15 million, or six per cent, to $284 million. Impairment increased by $224 million, or 135 per cent, to $390 million mainly due to the unsecured impairment charge in Taiwan. The operating profit reported in 2005 of $103 million deteriorated to an operating loss of $106 million in 2006. Acquisitions contributed an operating profit of $20 million.

India grew income by $37 million, or 13 per cent, to $323 million. Income from the SME segment grew strongly, driven by Business Instalment Loans, new products such as SME Trade, and the addition of six additional distribution locations focused on SME business during the year. Wealth Management grew strongly with good growth in investment services and insurance sales and customer liabilities growing 16 per cent. Mortgage and auto income reduced eight per cent as assets declined in a competitive market although there were some benefits as the bank took the opportunity to exit unprofitable business. Personal loans grew strongly with unsecured lending balances increasing 30 per cent, with products such as Smart Credit driving growth. Expenses increased $22 million, or 12 per cent, as the business invested in distribution capabilities opening 30 new Consumer Finance centres, 18 ATMs and a new branch in Mumbai. Impairment reduced by $10 million or 18 per cent, reflecting the impact of a significant one time legal recovery in the first half of 2006. Operating profit increased $25 million, or 49 per cent, to $76 million.

MESA grew income by $166 million, or 44 per cent, to $545 million. Political difficulties in Lebanon, Sri Lanka and Bangladesh made trading conditions difficult in these countries, although this was offset by the booming economies of the Gulf states. Growth came from SME, Wealth Management and unsecured lending. The SME segment progressed with strong asset growth led by the Business Instalment Loan, and customer liability accounts which more than tripled in volume as the business targeted growth in current and savings accounts. Wealth Management income increased sales of bancassurance products and foreign exchange activities grew. Customer liabilities increased by 13 per cent as new savings products, such as Islamic savings were launched. The unsecured business grew with the launch of new products such as Personal Instalment loans which helped build customer assets. In MESA overall, assets increased 20 per cent and customer liabilities rose by 21 per cent. Expenses increased $98 million, or 54 per cent, to $280 million, as the business invested to support the strong income growth. Investment was primarily in the areas of sales and distribution, with 22 new ATMs in UAE and an expanded sales force. Impairment increased $28 million, or 85 per cent, in line with business volume growth. Operating profit increased $40 million, or 24 per cent, to $204 million. Acquisitions contributed $4 million to operating profit.

Africa income was broadly flat year on year at $257 million although excluding Zimbabwe, income grew nine per cent. Income increased across a broad range of geographies particularly in Nigeria 62 per cent, Zambia 59 per cent and Uganda 11 per cent, and there was double-digit asset growth in both unsecured lending and the SME segment with a sustained sales drive and new products such as Express Trade. Wealth Management introduced further new products, such as the Safari Account and the Junior Savings account, which helped to grow customer liabilities 14 per cent.

Expenses decreased by $11 million, or five per cent, to $194 million although excluding Zimbabwe there was a five per cent increase. The business continued to invest, with a new branch in both Nigeria and Uganda and new core banking systems in South Africa and Nigeria. The South African business was restructured which delivered significant cost improvements. Impairment remained flat at $12 million with little change seen to the credit environment. Operating profit increased $14 million, or 38 per cent, to $51 million.
The Americas, UK and Group Head Office income grew by $16 million or 26 per cent, to $77 million. This was due primarily to improvements in the Jersey business where deposit volumes were up five per cent and widening margins drove revenue higher. Expenses and impairment remained flat at 2005 levels. Operating profit tripled from $9 million to $27 million.

Consumer Banking product performance
Cards and Personal Loans delivered a $271 million, or 18 per cent, increase in income to $1,799 million. The contraction in Taiwan held back growth in this product area. In other geographies new product launches, such as CashOne, Business Platinum Card and

Titanium Card helped grow the business, particularly in MESA. Personal loans also grew strongly in 2006.

In Wealth Management, product innovation and an aggressive drive to capture customer deposits has helped to increase income by $496 million, or 34 per cent, to $1,938 million. Product development and deployment has accelerated in 2006 bringing nearly double the number of new products to market than in previous years. Product sophistication continues to grow strongly, particularly in the area of investment and unit trust products. Strong geographic contributors include MESA, Singapore, Malaysia, India and Hong Kong. Liabilities growth has been double-digit in 2006.

Mortgage income continued to be under pressure in 2006. Rising interest rates and intense competition have served to keep margins under pressure in some markets, particularly Hong Kong, Singapore and India. Income increased by $22 million or three per cent, to $780 million. Product development has helped to stem the decrease in some markets such as Hong Kong, where the ground breaking HIBOR mortgage now forms a significant part of new sales and has been widely imitated in the market place. In other markets, such as Singapore, repricing has helped improve margins and unprofitable business has been exited.

Wholesale Banking

The following tables provide an analysis of operating profit by geographic segment for Wholesale Banking:

					2006
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Operating Income	596	255	150	380	655
Expenses	(292)	(152)	(63)	(173)	(336)
Loan impairment	46	(3)	7	(8)	6
Other impairment	–	–	–	–	(3)
Operating profit	350	100	94	199	322

						2006
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Underlying $million	Wholesale Banking Total $million
Operating Income	494	525	383	485	3,519	3,923
Expenses	(174)	(234)	(219)	(508)	(1,969)	(2,151)
Loan impairment	7	8	(14)	43	101	92
Other impairment	–	–	(9)	(3)	(15)	(15)
Operating profit	327	299	141	17	1,636	1,849

					2005
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Operating Income*	508	190	125	260	446
Expenses	(234)	(120)	(55)	(127)	(268)
Loan impairment	(83)	(13)	7	(5)	117
Other impairment	(1)	–	–	–	–
Operating profit	190	57	77	128	295

						2005
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Underlying $million	Wholesale Banking Total $million
Operating Income*	307	433	295	495	2,799	3,059
Expenses	(127)	(157)	(194)	(428)	(1,583)	(1,710)
Loan impairment	6	42	(30)	65	111	106
Other impairment	1	–	(8)	(3)	(11)	(11)
Operating profit	187	318	63	129	1,316	1,444

* Restated. See note 2 on page 35.

An analysis of Wholesale Banking income by product is set out below:

Operating Income by product	2006 Total $million	2005* Total $million
Trade and Lending	1,006	880

Global Markets**	**1,895**	1,437
Cash Management and Custody	**1,022**	742
Total operating income	**3,923**	3,059

* Restated. See note 2 on page 35.

** Global Markets comprises the following businesses, foreign exchange and derivatives, private equity, debt capital markets, corporate finance and asset and liability management "ALM".

Wholesale Banking income grew $864 million, or 28 per cent, to $3,923 million. Korea and other acquisitions contributed $144 million or five per cent. Organic income growth in the second half of 2006 was 28 per cent over the same period last year. Growth was across a broad range of products and geographies as the client led strategy continued to deliver sustained growth. Double-digit income growth was delivered in nearly all markets with India, Hong Kong and Singapore advancing strongly. Client income continues to comprise the most significant part of the business' income. Other trading income has benefited from the absence of the Zimbabwe hyperinflation charge taken in 2005 and a strong performance in the private equity business.

Expenses increased $441 million or 26 per cent to $2,151 million. Korea and other acquisitions contributed $55 million or three per cent. Investment has been directed towards expanding client coverage, extending product reach, developing the franchise, upgrading system architecture, and in regulatory compliance and control. Staff costs are increasingly directed at variable compensation with fixed remuneration forming a decreasing proportion of personnel costs. On a geographic basis expenditure has been targeted at strategically important markets such as China and India.

Loan recoveries decreased from $106 million in 2005 to $92 million in 2006, although impairment charges from Korea and other acquisitions increased $4 million. The impairment charge before recoveries reduced year on year reflecting a continuing benign credit environment and the Group's traditional strong credit discipline. Operating profit increased $405 million, or 28 per cent, to $1,849 million.

Growth in Risk Weighted Assets and Contingents ("RIWAC") was 26 per cent, at the same pace as overall income growth and has been focused on strategically important markets. Distribution activity has doubled in 2006 with innovative products, such as collateralised loan obligations, helping to further manage RIWAC.

When looking at the performance of Wholesale Banking on a geographic basis it is important to note that it is essentially a network business primarily managed on a product and customer segment basis.

Hong Kong income grew $88 million, or 17 per cent, to $596 million. Income growth was strong in cash management products which benefited from increased balances and improved margins in a rising interest rate environment. Global Markets income grew strongly with increased customer deal volumes, particularly in derivatives and foreign exchange reflecting increased product capabilities in these areas. Expenses increased $58 million, or 25 per cent, to $292 million. The business invested in sales and product capabilities to support the fast growing Global Markets business and specialised client services. Impairment decreased from a charge of $83 million in 2005 to a net recovery of $46 million in 2006 as a result of significant recoveries and effective credit control with no significant new provisions. Operating profit increased $160 million, or 84 per cent, to $350 million.

Singapore income grew $65 million, or 34 per cent, to $255 million. Income grew predominantly from the client based business driven by product innovation and specialisation, with particularly strong growth in foreign exchange and derivatives. Cash Management performed well, benefiting from an enhanced product range, together with excess market liquidity and higher interest rates. There was good growth across all customer segments especially financial institutions and local corporates. Expenses increased $32 million, or 27 per cent, to $152 million as the business invested in new products and sales capabilities. Impairment decreased from $13 million in 2005 to $3 million in 2006. This was due to a continuing benign credit environment, although recoveries slowed as the stock of distressed assets continued to fall. Operating profit increased $43 million, or 75 per cent, to $100 million.

Malaysia income grew $25 million, or 20 per cent, to $150 million. There was broad based growth across all products with foreign exchange and derivatives, corporate finance and Cash Management all growing strongly. Expenses increased $8 million, or 15 per cent, to $63 million driven higher by investment in business infrastructure, and in compliance and governance capabilities. Loan recoveries remained flat at $7 million and the benign credit environment together with sound risk practices resulted in no new provisions from the performing portfolio. Operating profit increased $17 million, or 22 per cent, to $94 million.

Korea includes SCFB which was acquired on 15 April 2005. As a result the comparatives reflect in large part the comparison of 12 months ownership in 2006 versus eight and a half months in 2005. Korea income increased by $120 million, or 46 per cent, to $380 million. Growth has been led by client revenues, with double-digit income growth driven by foreign exchange and derivatives. There was steady growth in transaction banking products such as Sweep2Bank and supply chain finance driving growth. Expenses increased by $46 million or 36 per cent to $173 million. The increase in expenses primarily reflects investment in staff and product capabilities, partially offset by lower integration costs. Impairment was broadly flat year on year.

Other Asia Pacific income grew $209 million, or 47 per cent, to $655 million. Thailand recorded double-digit income growth as client related revenues grew strongly mainly in foreign exchange and derivatives. Expenses increased $68 million, or 25 per cent, to $336 million reflecting investment in the business. Net recoveries reduced from $117 million in 2005 to $6 million in 2006, the former largely reflecting recoveries in Thailand. Operating profit increased $27 million, or nine per cent, to $322 million. Acquisitions contributed $11 million to operating profit.

India income grew $187 million, or 61 per cent, to $494 million. This was driven primarily from increased client activity, notably in transaction banking where volumes rose sharply and margins rose in line with higher interest rates. The foreign exchange and derivatives business has also grown strongly from the middle market segment. Corporate finance performed strongly with several significant cross border deals, and there has been strong income from private equity, as the Group has taken the opportunity to exit a number of successful investments. Expenses increased $47 million, or 37 per cent, to $174 million, the growth being primarily due to investment in people and in performance related compensation. There has also been investment in systems capabilities. Loan recoveries were broadly flat compared to 2005, a reflection of a continuing benign credit environment together with strong risk management. Operating profit increased $140 million, or 75 per cent, to $327 million.

MESA income grew $92 million, or 21 per cent, to $525 million. Client revenues continued to grow strongly with Cash Management, corporate finance and capital market products being the main contributors. Within this the Wholesale Banking business in the UAE grew income by 25 per cent. Expenses increased $77 million, or 49 per cent, to $234 million, as investment in people and infrastructure continued to support the rapid growth in income. The business also invested in establishing its presence in the Dubai International Financial Centre. Loan recoveries decreased by $34 million, or 81 per cent, to $8 million. As a result of the decline in recoveries operating profit decreased $19 million, or six per cent, to $299 million. Acquisitions contributed $3 million to operating profit.

Africa income grew $88 million, or 30 per cent, to $383 million as the hyperinflation charge taken in Zimbabwe in 2005 was not repeated. This increase in income was driven by sales in core products such as lending, cash and sales. There was strong progress in corporate finance and corporate advisory services driven in part by the investment in First Africa and a new agribusiness finance team. Expenses increased $25 million, or 13 per cent, to $219 million partly due to the acquisition of new sales capabilities, the set up of the structured finance team in South Africa, and investment in infrastructure. Impairment decreased from $30 million in 2005 to $14 million in 2006, reflecting disciplined credit processes. Operating profit more than doubled increasing $78 million to $141 million.

Americas, UK and Group Head Office income was down $10 million, or two per cent, to $485 million. Income was lower primarily due to private equity where the gains of 2005 were not repeated. Cash Management was up 19 per cent across the region as a result of volume growth and interest rate increases. Trade was up 10 per cent, benefiting from strong flows in commodity markets. Expansion of the foreign exchange and derivatives business resulted in double-digit growth. The key focus in UK and Americas remains on growing customer relationships that benefit the Group's international network. Expenses increased $80 million, or 19 per cent, to $508 million as the business invested in its infrastructure. Loan recoveries decreased by $22 million, or 34 per cent, to $43 million. Operating profit decreased $112 million, to $17 million.

Product Performance

Trade and Lending operating income increased by $126 million, or 14 per cent, to $1,006 million. Trade income grew as a 35 per cent increase in average balances more than offset pricing pressures in a fiercely competitive market. In lending, income was flat as distribution capability was built and as margins remained under pressure in a highly liquid market.

Global Markets income had another very strong year with growth of $458 million, or 32 per cent, to $1,895 million as the Group benefited from the investment of recent years in product capability and direct relationship management. Rates and foreign exchange grew strongly in the core markets of Korea, India and MESA driven by foreign exchange and derivative products. Capital markets and corporate finance also posted double-digit income growth with profits from private equity investments driving up income. ALM revenues were up slightly on 2005 although conditions remained difficult in a flat yield curve environment.

Cash Management and Custody income grew strongly by $280 million, or 38 per cent, to $1,022 million. Income was driven higher by increased balances, up 27 per cent, and better margins as higher interest rates prevailed through the year.

Acquisitions Operating Income and Profit

The impact of acquisitions on the results of the Group is not material for 2006, Union, Permata and HIB together contributing $147 million of income. Expenses for the acquisitions were $91 million. These expenses include post acquisition integration costs. The cost income ratio for the acquisitions was 61.9 per cent.

Impairment losses on loans and advances was $18 million arising mainly in Union.

The post-acquisition profit of Union has been included in the Group results within the MESA segment, HIB and the increased share of Permata has been included in the Group results within the Other Asia Pacific segment.

The effect of the acquisitions on the geographic results is shown below.

MESA segment – Total

	2006			2005
	Total $million	Acquisitions $million	Underlying $million	Total $million
Operating Income	1,070	51	1,019	812
Expenses	(514)	(34)	(480)	(339)
Loan impairment	(53)	(10)	(43)	9
Profit before taxation	503	7	496	482

Other Asia Pacific segment – Total

	2006			2005
	Total $million	Acquisitions $million	Underlying $million	Total $million
Operating Income	1,384	96	1,288	1,057
Expenses	(785)	(57)	(728)	(610)
Loan impairment	(384)	(8)	(376)	(49)
Other impairment	(3)	–	(3)	–
Loss from associates	(4)	–	(4)	–
Profit before taxation	208	31	177	398

The effect of the acquisitions on the business results for 2006 is shown below:

Consumer Banking	Wholesale Banking	Total As reported

	$million	$million	$million
Operating Income	123	24	147
Expenses	(82)	(9)	(91)
Loan impairment	(17)	(1)	(18)
Profit before taxation	24	14	38

STANDARD CHARTERED PLC - RISK REVIEW

Risk Management Review

During 2006 the credit risk environment has generally been benign and outside of Taiwan the Group has seen little evidence of stress in its major geographies.

The OECD market has seen a rise in default levels. However tight management of risk in Wholesale Banking, coupled with pro-active management of accounts has resulted in very low levels of provisions. The benign economic conditions in the Group's core markets, together with good progress on the management of problem accounts has resulted in further high levels of recoveries during the year.

The Consumer Banking impairment charge for the year has been significantly impacted by the consumer credit climate in Taiwan, which particularly affected the first half of the year. The Consumer Banking business has demonstrated a strong capability for dealing with such circumstances throughout the crisis, as evidenced by the material improvement in the impairment rate in the second half.

Consumer Banking continues to take initiatives to further improve its risk management capability. Risk control systems are being enhanced so the business can maintain its competitive advantage in this respect while growing assets profitably.

Despite the generally benign conditions, what is noticeable is that the credit environment is exhibiting many of the characteristics that have in the past indicated a downturn. Nevertheless, liquidity remains strong across most key geographies, and the ability to distribute risk widely, or to take protection at reasonable cost, indicate that any downturn may be gradual in nature and less of a dramatic decline.

The Group has made some significant acquisitions over the last two years. Risk controls and processes have been integrated into SCFB. The Group is also progressing well with the integration of the risk governance framework into its latest acquisitions in Taiwan and Pakistan.

The Group strongly supports the principle of a more risk sensitive approach to capital adequacy and therefore the new Basel II framework. The Group recognises that Basel II is a driver for continuous improvement of risk management practices, but in the short term it is also a significant regulatory exercise.

The Group continues its preparation for Basel II. Work started in 2002, with priority initially given to enhancing risk models to Basel II standards, and on developing the infrastructure required to gather and use the more detailed data required by the models. More recently, the Group has addressed the changes in capital management and regulatory processes in line with the Financial Services Authority ("FSA") guidelines.

The Group is now in the process of applying to the FSA for formal approval of its Basel II practices. Management is also in contact with local regulators; not all regulators will adopt Basel II at the same time and their detailed requirements will differ, presenting the Group with a complex implementation process that will take the next two to three years to complete. The Group continues to work closely with the FSA on these matters, recognising its role as the lead regulator.

Risk Governance

Through its risk management structure the Group seeks to manage efficiently the core risks: credit, market, country and liquidity risk. These arise directly through the Group's commercial activities whilst compliance and regulatory risk, operational risk and reputational risks are normal consequences of any business undertaking.

The basic principles of risk management followed by the Group include:

- Balancing risk and reward: risk is taken in support of the requirements of the Group's stakeholders. Risk should be taken in support of the Group strategy and within its risk appetite.
- Responsibility: given the Group is in the business of taking risk, it is everyone's responsibility to ensure that risk taking is both disciplined and focused. The Group takes account of its social, environmental and ethical responsibilities in taking risk to produce a return.
- Accountability: risk is taken only within agreed authorities and where there is appropriate infrastructure and resource. All risk taking must be transparent, controlled and reported.
- Anticipation: the Group looks to anticipate future risks and to maximise awareness of all risk.
- Risk management: the Group aims to have a world class specialist risk function, with strength in depth, experience across risk types and economic scenarios.

Ultimate responsibility for the effective management of risk rests with the Company's Board. Acting within an authority delegated by the Board, the Audit and Risk Committee ("ARC"), whose members are all Non-Executive Directors of the Company, reviews specific risk areas and monitors the activities of the Group Risk Committee ("GRC") and the Group Asset and Liability Committee ("GALCO").

GRC, through authority delegated by the Board, is responsible for credit risk, market risk, operational risk, compliance and regulatory risk, legal risk and reputational risk. GALCO, through authority delegated by the Board, is responsible for liquidity risk, for structural interest rate and foreign exchange exposures, and for capital ratios.

All the Group Executive Directors ("GEDs") of Standard Chartered PLC, members of the Standard Chartered Bank Court and the Group Chief Risk Officer are members of the GRC. This Committee is chaired by the Group Chief Risk Officer. The GRC is

responsible for agreeing Group standards for risk measurement and management, and also delegating authorities and responsibilities to risk committees and to the Group and Regional Credit Committees and Risk Officers.

GALCO membership consists of all the GEDs of Standard Chartered PLC and members of the Standard Chartered Bank Court. The committee is chaired by the Group Finance Director. GALCO is responsible for the establishment of, and compliance with, policies relating to balance sheet management including management of the Group's liquidity, capital adequacy and structural foreign exchange risk.

The committee process ensures that standards and policy are cascaded down through the organisation from the Board through the GRC and the GALCO to the functional, regional and country level committees. Key information is communicated through the country, regional and functional committees to Group so as to provide assurance that standards and policies are being followed.

The Group Executive Director with responsibility for Risk (GED Risk) and the Group Chief Risk Officer manage a risk function which is independent of the businesses, which:

- recommends Group standards and policies for risk measurement and management;
- monitors and reports Group risk exposures for country, credit, market and operational risk;
- approves market risk limits and monitors exposure;
- sets country risk limits and monitors exposure;
- chairs the credit committee and delegates credit authorities;
- validates risk models; and
- recommends risk appetite and strategy.

Individual GEDs and members of the Standard Chartered Bank Court are accountable for risk management in their businesses and support functions, and for countries where they have governance responsibilities. This includes:

- implementing the policies and standards as agreed by the GRC across all business activity;
- managing risk in line with appetite levels agreed by the GRC; and
- developing and maintaining appropriate risk management infrastructure and systems to facilitate compliance with risk policy.

The Group's Risk Management Framework ("RMF") identifies 18 risk types, which are managed by designated Risk Type Owners ("RTOs"), who are all approved persons under the FSA regulatory framework, and who have responsibility for setting minimum standards and governance and implementing governance and assurance processes. The RTOs report up through specialist risk committees to the GRC, or in the case of liquidity risk, to the GALCO.

In support of the RMF the Group uses a set of risk principles, which are sanctioned by the GRC. These comprise a set of statements of intent that describe the risk culture that the Group wishes to sustain. All risk decisions and risk management activity should be in line with, and in the spirit of, the overall risk principles of the Group. The governance process ensures:

- business activities are controlled on the basis of risk adjusted return;
- risk is managed within agreed parameters with risk quantified wherever possible;
- risk is assessed at the outset and throughout the time that the Group continues to be exposed to it;
- applicable laws, regulations and governance standards in every country in which the Group does business are abided by;
- high and consistent ethical standards are applied to the Group's relationships with its customers, employees and other stakeholders; and
- activities are undertaken in accordance with fundamental control standards. These controls include the disciplines of planning, monitoring, segregation, authorisation and approval, recording, safeguarding, reconciliation and valuation.

The GED Risk and the Group Chief Risk Officer, together with Group Internal Audit, provide assurance, independent from the businesses, that risk is being measured and managed in accordance with the Group's standards and policies.

Stress Testing

Objectives and purpose of stress testing

Stress testing and scenario analysis are important components of the Group's risk assessment processes, and are used to assess the financial and management capability of the Group to continue operating effectively under extreme but plausible trading conditions. Such conditions may arise from economic, legal, political, environmental, and social factors which define the context within which the Group operates. It is intended that stress testing and scenario analysis will help to inform senior and middle management with respect to:

- the nature and dynamics of the risk profile;
- the identification of potential future risks;
- the setting of the Group's risk appetite;
- the robustness of risk management systems and controls;
- the adequacy of contingency planning; and
- the effectiveness of risk mitigants.

Stress testing framework

The framework has been designed to satisfy the following requirements:

- identify key risks to the Group's strategy, financial position, and reputation;

- ensure effective governance, processes and systems are in place to coordinate stress testing;
- integrate current stress testing and scenario analysis procedures;
- engage and inform senior management;
- assess the impact on the Group's profitability and business plans;
- enable the Group to set and monitor its risk appetite; and
- satisfy regulatory requirements.

Key to the framework is the formation of a Stress Testing Forum that is a formally constituted body deriving its powers from the GRC. The primary objective of this forum is to identify and assess the extreme but plausible risks to which the Group may be subjected, and to make recommendations to senior management for suitable scenarios.

Group-wide scenario analysis represents a wide ranging assessment of potential impact. Therefore it is coordinated through a Group risk function, which is responsible for consolidating the analysis and highlighting existing mitigants, controls, plans, and procedures to manage the identified risk, as well as any additional management action required.

Risk Appetite

Risk appetite is the amount of risk the Group wants to take pursuant to its strategic objectives.

The RMF summarises the Group's risk appetite for each of the identified risk types, as well as the related management standards.

Risk appetite setting is the Group's chosen method of balancing risk and return, recognising a range of possible outcomes, as business plans are implemented. The Group adopts quantitative risk appetite statements where applicable, and aggregates risk appetite across businesses where appropriate.

For example, a formal quantitative statement from the Board communicates the Group's overall credit risk appetite and ensures this is in line with the strategy and the desired risk-reward trade off for the Group.

Where risk appetite statements are qualitative, these are supported with measures that allow business units to judge whether existing and new business and processes fall within the risk appetite.

The annual business planning and performance management process and associated activities ensure the expression of risk appetite remains appropriate, and the GRC supports this work.

Credit Risk

Credit Risk Management

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include both individual borrowers and groups of connected counterparties and portfolios in the banking and trading books.

The GRC has clear responsibility for credit risk. Standards are approved by the GRC, which oversees the delegation of credit authorities.

Procedures for managing credit risk are determined at the business levels with specific policies and procedures being adapted to different risk environment and business goals. Risk officers are located in the businesses to maximise the efficiency of decision making, but have a reporting line which is separate from the business lines into the Group Chief Risk Officer.

The businesses working with the risk officer take responsibility for managing pricing for risk, portfolio diversification and overall asset quality within the requirements of Group standards, policies and business strategy.

Where appropriate, derivatives are used to reduce credit risks in the portfolio. Due to the income statement volatility which can result, derivatives are only used in a controlled manner and within a pre-defined volatility expectation.

Wholesale Banking

Within the Wholesale Banking business, a numerical grading system is used for quantifying the risk associated with a counterparty. The grading is based on a probability of default measure, with customers analysed against a range of quantitative and qualitative measures. Expected Loss is used for the further assessment of individual exposures and portfolio analysis. There is a clear segregation of duties with loan applications being prepared separately from the approval chain. Significant exposures are reviewed and approved centrally through a Group or regional level credit committee. These committees are responsible to the GRC.

Consumer Banking

For Consumer Banking, standard credit application forms are generally used, which are processed in central units using largely automated approval processes. Where appropriate to the customer, the product or the market, a manual approval process is in place. As with Wholesale Banking, origination and approval roles are segregated.

Loan Portfolio

Loans and advances to customers have grown by $28.3 billion to $140.5 billion. Included in this is the effect of acquisitions made during the year in Pakistan and Taiwan.

The Union portfolio has increased loans and advances in Consumer Banking by $0.6 billion. The Union Wholesale Banking portfolio is $0.5 billion and is well diversified.

Of the $9.5 billion HIB total portfolio, 84 per cent relates to Consumer Banking, and of this 61 per cent represents the mortgage portfolio. The Wholesale Banking portfolio stands at $1.6 billion.

Growth in the Consumer Banking portfolio has been constrained with mortgages, both in Hong Kong and Singapore seeing increased attrition rates as the local markets have become highly competitive.

Growth in the Wholesale Banking portfolio was $15.2 billion, or 34 per cent, excluding recent acquisitions. Growth was seen in the Manufacturing, Commerce, and Financing, insurance and business services industries. This was well spread across geographies.

The use of derivatives has partially offset the risks arising from the growth in the balance sheet during the period.

The Wholesale Banking portfolio remains well diversified across both geography and industry, with no significant concentration within the industry classifications of Manufacturing, Financing, insurance and business services, Commerce or Transport, storage and communication.

	2006				
	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Loans to individuals					
Mortgages	11,245	3,551	2,593	23,954	6,107
Other	2,235	1,028	771	4,612	4,163
Small and medium enterprises	919	1,548	883	4,907	3,037
Consumer Banking	14,399	6,127	4,247	33,473	13,307
Agriculture, forestry and fishing	53	13	53	20	108
Construction	57	29	26	262	88
Commerce	1,986	1,320	331	348	1,244
Electricity, gas and water	176	17	56	31	307
Financing, insurance and business services	1,817	1,664	724	1,176	1,436
Governments	–	3,328	3,397	13	20
Mining and quarrying	–	3	–	50	324
Manufacturing	2,282	701	228	3,208	5,376
Commercial real estate	819	708	5	849	650
Transport, storage and communication	277	338	149	189	293
Other	220	406	9	496	32
Wholesale Banking	7,687	8,527	4,978	6,642	9,878
Portfolio impairment provision	(49)	(28)	(26)	(86)	(313)
Total loans and advances to customers	22,037	14,626	9,199	40,029	22,872
Total loans and advances to banks	6,474	939	161	1,753	4,462

	2006				
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans to individuals					
Mortgages	1,492	416	239	155	49,752
Other	928	2,650	483	537	17,407
Small and medium enterprises	567	323	133	–	12,317
Consumer Banking	2,987	3,389	855	692	79,476
Agriculture, forestry and fishing	25	65	159	297	793
Construction	198	332	78	2	1,072
Commerce	608	2,004	457	1,269	9,567
Electricity, gas and water	26	193	80	815	1,701
Financing, insurance and business services	479	1,245	182	3,264	11,987
Governments	–	4	–	235	6,997
Mining and quarrying	32	352	110	1,624	2,495
Manufacturing	1,435	1,848	406	2,504	17,988
Commercial real estate	231	27	7	–	3,296
Transport, storage and communication	249	810	173	1,647	4,125
Other	5	314	39	115	1,636
Wholesale Banking	3,288	7,194	1,691	11,772	61,657
Portfolio impairment provision	(33)	(58)	(10)	(6)	(609)
Total loans and advances to customers	6,242	10,525	2,536	12,458	140,524
Total loans and advances to banks	477	1,058	387	5,353	21,064

	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Asia Pacific Other Asia Pacific $million
Loans to individuals					
Mortgages	12,051	4,129	2,532	22,522	996
Other	2,154	1,043	663	3,954	3,145
Small and medium enterprises	791	1,673	794	4,727	989
Consumer Banking	14,996	6,845	3,989	31,203	5,130
Agriculture, forestry and fishing	24	–	44	9	110
Construction	91	48	11	90	64
Commerce	2,004	958	325	237	598
Electricity, gas and water	290	1	65	17	284
Financing, insurance and business services	1,425	925	589	1,135	1,065
Governments	–	2,323	1,976	66	101
Mining and quarrying	24	11	8	19	140
Manufacturing	1,223	302	344	1,702	2,955
Commercial real estate	1,194	834	3	797	555
Transport, storage and communication	320	235	240	80	304
Other	50	85	49	750	11
Wholesale Banking	6,645	5,722	3,654	4,902	6,187
Portfolio impairment provision	(57)	(26)	(30)	(68)	(107)
Total loans and advances to customers	21,584	12,541	7,613	36,037	11,210
Total loans and advances to banks	5,688	2,431	173	3,222	2,213

2005

	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans to individuals					
Mortgages	1,469	132	88	152	44,071
Other	947	2,001	525	158	14,590
Small and medium enterprises	332	78	107	–	9,491
Consumer Banking	2,748	2,211	720	310	68,152
Agriculture, forestry and fishing	17	25	183	234	646
Construction	139	223	41	6	713
Commerce	392	1,324	420	819	7,077
Electricity, gas and water	49	180	12	664	1,562
Financing, insurance and business services	502	1,235	168	1,842	8,886
Governments	–	70	7	331	4,874
Mining and quarrying	10	185	75	656	1,128
Manufacturing	1,019	1,210	402	2,186	11,343
Commercial real estate	61	5	13	18	3,480
Transport, storage and communication	108	452	174	1,477	3,390
Other	5	257	46	40	1,293
Wholesale Banking	2,302	5,166	1,541	8,273	44,392
Portfolio impairment provision	(33)	(29)	(10)	(7)	(367)
Total loans and advances to customers	5,017	7,348	2,251	8,576	112,177
Total loans and advances to banks	238	1,255	313	7,426	22,959

Maturity Analysis

Approximately 48 per cent of the Group's loans and advances are short term having a contractual maturity of one year or less. The Wholesale Banking portfolio is predominantly short term, with 78 per cent of loans and advances having a contractual maturity of one year or less. In Consumer Banking, 63 per cent of the portfolio is in the mortgage book, traditionally longer term in nature and well secured. Whilst the Other and SME loans in Consumer Banking have short contractual maturities, typically they may be renewed and repaid over longer terms in the normal course of business.

	2006				2005			
	One year or less $million	**One to five years $million**	**Over five years $million**	**Total $million**	One year or less $million	One to five years $million	Over five years $million	Total $million
Consumer Banking								
Mortgages	**4,817**	**10,376**	**34,559**	**49,752**	4,756	9,598	29,717	44,071
Other	**8,787**	**6,506**	**2,114**	**17,407**	8,352	4,666	1,572	14,590
SME	**6,592**	**3,242**	**2,483**	**12,317**	5,883	1,687	1,921	9,491
Total	**20,196**	**20,124**	**39,156**	**79,476**	18,991	15,951	33,210	68,152
Wholesale Banking	**48,065**	**8,647**	**4,945**	**61,657**	33,450	7,246	3,696	44,392
Portfolio impairment provision				**(609)**				(367)
Loans and advances to customers	**68,261**	**28,771**	**44,101**	**140,524**	52,441	23,197	36,906	112,177

Problem Credit Management and Provisioning
Consumer Banking

An account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days are considered delinquent. These accounts are closely monitored and subject to a collections process.

The process used for raising provisions is dependant on the product. For mortgages, individual impairment provisions ("IIP") are generally raised at 150 days past due based on the difference between the outstanding amount of the loan and the present value of the estimated future cash flows. Loan impairment for other secured loans utilises the forced sale value of the collateral without discounting. For unsecured products, individual provisions are raised for the entire outstanding amount at 150 days past due. For all products there are certain accounts, such as cases involving bankruptcy, fraud and death, where the loss recognition process is accelerated.

A portfolio impairment provision ("PIP") is held to cover the inherent risk of losses, which, although not identified, are known through experience to be present in the loan portfolio. PIP covers both performing loans and loans overdue for less than 150 days. The provision is set with reference to past experience using flow rate methodology, as well as taking account of judgemental factors such as the economic and business environment in core markets, and the trends in a range of portfolio indicators.

The cover ratio reflects the extent to which the gross non-performing loans are covered by the individual and portfolio impairment provisions. The balance of non-performing loans uncovered by the individual impairment provisions reflects the level of collateral held and/or the estimated net value of any recoveries.

The table below sets out the total non-performing portfolios in Consumer Banking. The significant decrease in non-performing loans in Korea is primarily as a result of the successful exiting of SME accounts and the realisation of collateral. The increase in individual impairment provisions in Other Asia Pacific and Middle East and Other S Asia includes the impact of the acquisitions of HIB and Union respectively.

	2006				
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Loans and advances					
Gross non-performing	80	100	202	531	668
Individual impairment provision	(29)	(38)	(67)	(239)	(377)
Non-performing loans net of individual impairment provision	51	62	135	292	291
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

	2006				
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans and advances					
Gross non-performing	48	98	24	5	1,756
Individual impairment provision	(17)	(64)	(10)	(3)	(844)
Non-performing loans net of individual impairment provision	31	34	14	2	912
Portfolio impairment provision					(452)
Net non-performing loans and advances					460
Cover ratio					74%

	2005				
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Loans and advances					
Gross non-performing	81	117	171	856	101
Individual impairment provision	(22)	(31)	(63)	(310)	(61)
Non-performing loans net of individual impairment provision	59	86	108	546	40
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

2005

Americas UK &

	India $million	Middle East & Other S Asia $million	Africa $million	Group Head Office $million	Total $million
Loans and advances					
Gross non-performing	53	22	17	29	1,447
Individual impairment provision	(13)	(16)	(9)	(3)	(528)
Non-performing loans net of individual impairment provision	40	6	8	26	919
Portfolio impairment provision					(278)
Net non-performing loans and advances					641
Cover ratio					56%

Wholesale Banking

In Wholesale Banking, accounts or portfolios are placed on Early Alert when they display signs of weakness. Such accounts and portfolios are subject to a dedicated process with oversight involving senior Risk Officers and Group Special Asset Management ("GSAM"). Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of GSAM, the specialist recovery unit.

Loans are designated as impaired and considered non-performing where recognised weakness indicates that full payment of either interest or principal becomes questionable or as soon as payment of interest or principal is 90 days or more overdue. Impaired accounts are managed by GSAM, which is independent of the main businesses of the Group. Where any amount is considered uncollectable, an individual impairment provision is raised, being the difference between the loan carrying amount and the present value of estimated future cash flows. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience, and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering an element of an account against which an impairment provision has been raised, then that amount will be written off.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although not identified, are known through experience to be present in any loan portfolio. In Wholesale Banking, the portfolio impairment provision is set with reference to past experience using loss rates, and judgemental factors such as the economic environment and the trends in key portfolio indicators.

The cover ratio reflects the extent to which gross non-performing loans are covered by individual and portfolio impairment provisions. At 87 per cent, the Wholesale Banking non-performing portfolio is well covered. The balance uncovered by individual impairment provision represents the value of collateral held and/or the Group's estimate of the net value of any work-out strategy.

The Wholesale Banking net non-performing loan portfolio as at 31 December 2006 was 56 per cent lower than as at 31 December 2005. This was driven by a decrease in gross non-performing loans in most of the Group's key regions, except those affected by recent acquisitions.

The following table sets out the total non-performing portfolio in Wholesale Banking.

					2006
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Loans and advances					
Gross non-performing	**167**	**69**	**29**	**110**	**251**
Individual Impairment provision	**(130)**	**(46)**	**(25)**	**(46)**	**(154)**
Non-performing loans and advances net of individual impairment provision	**37**	**23**	**4**	**64**	**97**
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

					2006
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans and advances					
Gross non-performing	**24**	**121**	**100**	**152**	**1,023**
Individual Impairment provision	**(22)**	**(102)**	**(58)**	**(151)**	**(734)**
Non-performing loans and advances net of individual impairment provision	**2**	**19**	**42**	**1**	**289**
Portfolio impairment provision					**(158)**
Net non-performing loans and advances					**131**
Cover ratio					**87%**

2005

	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Loans and advances					
Gross non-performing	355	125	36	156	133
Individual Impairment provision	(257)	(109)	(33)	(51)	(118)
Non-performing loans and advances net of individual impairment provision	98	16	3	105	15
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

	2005				
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans and advances					
Gross non-performing	83	60	89	210	1,247
Individual Impairment provision	(27)	(48)	(51)	(164)	(858)
Non-performing loans and advances net of individual impairment provision	56	12	38	46	389
Portfolio impairment provision					(90)
Net non-performing loans and advances					299
Cover ratio					76%

	2006				
	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Gross impairment charge	14	9	2	7	3
Recoveries/provisions no longer required	(50)	(6)	(8)	(3)	(11)
Net individual impairment charge/(credit)	(36)	3	(6)	4	(8)
Portfolio impairment provision					
Net impairment credit					

	2006				
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Gross impairment charge	9	10	19	7	80
Recoveries/provisions no longer required	(19)	(18)	(6)	(49)	(170)
Net individual impairment charge/(credit)	(10)	(8)	13	(42)	(90)
Portfolio impairment provision					(2)
Net impairment credit					(92)

	2005				
	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Gross impairment charge	70	25	2	–	5
Recoveries/provisions no longer required	(6)	(12)	(9)	(1)	(117)
Net individual impairment charge/(credit)	64	13	(7)	(1)	(112)
Portfolio impairment provision					
Net impairment credit					

	2005				
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Gross impairment charge	6	9	40	12	169
Recoveries/provisions no longer required	(12)	(50)	(8)	(72)	(287)
Net individual impairment charge/(credit)	(6)	(41)	32	(60)	(118)
Portfolio impairment provision					12
Net impairment credit					(106)

Movement in Group Individual Impairment Provision

The following tables set out the movements in the Group's total individual impairment provision against loans and advances:

	2006				
	Asia Pacific				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Provisions held at 1 January 2006	279	140	96	361	179
Exchange translation differences	–	7	6	29	8
Amounts written off	(119)	(108)	(51)	(170)	(403)
Recoveries of amounts previously written off	49	8	11	8	18
Acquisitions	–	–	–	–	369
Discount unwind	(2)	(2)	(4)	(32)	(7)
Other	(63)	–	–	14	1
New provisions	126	71	94	131	403
Recoveries/provisions no longer required	(111)	(32)	(60)	(56)	(37)
Net charge against/(credit) to profit	15	39	34	75	366
Provisions held at 31 December 2006	159	84	92	285	531

	2006				
	India	Middle East & Other	Africa	Americas UK & Group Head Office	Total

	$million	S Asia $million	$million	$million	$million
Provisions held at 1 January 2006	40	64	60	167	1,386
Exchange translation differences	1	(2)	(1)	9	57
Amounts written off	(64)	(88)	(17)	(48)	(1,068)
Recoveries of amounts previously written off	17	12	2	3	128
Acquisitions	–	134	–	–	503
Discount unwind	(1)	–	(2)	(2)	(52)
Other	1	–	–	67	20
New provisions	76	79	44	9	1,033
Recoveries/provisions no longer required	(31)	(33)	(18)	(51)	(429)
Net charge against/(credit) to profit	45	46	26	(42)	604
Provisions held at 31 December 2006	39	166	68	154	1,578

					2005
					Asia Pacific
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million
Provisions held at 1 January 2005	294	119	127	1	319
Exchange translation differences	(7)	(2)	1	4	(8)
Amounts written off	(156)	(30)	(58)	(21)	(204)
Recoveries of amounts previously written off	49	6	11	5	36
Acquisitions	–	–	–	352	–
Discount unwind	(3)	(3)	(4)	(28)	(2)
Other	1	–	–	–	19
New provisions	165	92	62	57	153
Recoveries/provisions no longer required	(64)	(42)	(43)	(9)	(134)
Net charge against/(credit) to profit	101	50	19	48	19
Provisions held at 31 December 2005	279	140	96	361	179

					2005
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Provisions held at 1 January 2005	43	125	64	457	1,549
Exchange translation differences	(1)	5	(4)	(13)	(25)
Amounts written off	(66)	(70)	(43)	(223)	(871)
Recoveries of amounts previously written off	21	14	4	7	153
Acquisitions	–	–	–	–	352
Discount unwind	(1)	–	(2)	(5)	(48)
Other	(1)	1	(2)	3	21
New provisions	105	48	60	12	754
Recoveries/provisions no longer required	(60)	(59)	(17)	(71)	(499)
Net charge against/(credit) to profit	45	(11)	43	(59)	255
Provisions held at 31 December 2005	40	64	60	167	1,386

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

The GRC approves country risk limits and delegates the setting and management of country limits to the Deputy Group Chief Risk Officer.

The business and country Chief Executive Officers manage exposures within these limits and policies. Countries designated as higher risk are subject to increased central monitoring.

Cross border assets comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the assets are recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

Cross border exposure to countries in which the Group does not have a significant presence is predominantly in relation to money market and global corporate activity. This business is originated in the Group's key markets, but is conducted with counterparties domiciled in the country against which the exposure is reported.

The following table, based on the Bank of England Cross Border Reporting ("CE") guidelines, shows the Group's cross border assets

including acceptances where they exceed one per cent of the Group's total assets.

	2006				2005			
	Public sector $million	Banks $million	Other $million	Total $million	Public sector $million	Banks $million	Other $million	Total $million
USA	**1,194**	**1,027**	**2,895**	**5,116**	1,227	555	2,505	4,287
Hong Kong	**4**	**576**	**4,531**	**5,111**	1	311	2,776	3,088
Korea	**8**	**1,029**	**3,439**	**4,476**	13	1,476	2,006	3,495
Singapore	**–**	**584**	**3,471**	**4,055**	–	326	1,945	2,271
India	**3**	**1,335**	**2,585**	**3,923**	1	949	1,456	2,406
France	**62**	**3,591**	**167**	**3,820**	159	2,550	155	2,864
Australia	**–**	**2,794**	**258**	**3,052**	–	1,587	242	1,829
Dubai	**–**	**1,504**	**1,413**	**2,917**	–	702	690	1,392
China	**94**	**1,055**	**1,571**	**2,720**	63	982	1,405	2,450

Market Risk

The Group recognises market risk as the exposure created by potential changes in market prices and rates. The Group is exposed to market risk arising principally from customer driven transactions.

Market risk is governed by the GRC, which agrees policies and levels of risk appetite in terms of Value at Risk ("VaR"). The Group Market Risk Committee ("GMRC") provides market risk oversight and guidance on policy setting. Policies cover both trading and non-trading books of the Group. The trading book is defined as per the FSA Handbook BIPRU. Limits by location and portfolio are proposed by the businesses within the terms of agreed policy.

Group Market Risk ("GMR") approves the limits within delegated authorities and monitors exposures against these limits. Additional limits are placed on specific instruments and currency concentrations where appropriate. Sensitivity measures are used in addition to VaR as risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other variables that determine the options' value.

VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained. GMR complements the VaR measurement by regularly stress testing market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible.

Stress testing is an integral part of the market risk management framework and considers both historical market events and forward looking scenarios. Ad hoc scenarios are also prepared reflecting specific market conditions. A consistent stress testing methodology is applied to trading and non-trading books.

Stress scenarios are regularly updated to reflect changes in risk profile and economic events. GMRC has responsibility for reviewing stress exposures and, where necessary, enforcing reductions in overall market risk exposure. GRC considers stress testing results as part of its supervision of risk appetite.

The stress test methodology assumes that management action would be limited during a stress event, reflecting the decrease in liquidity that often occurs.

Value at Risk

The Group uses historic simulation to measure VaR on all market risk related activities.

The total VaR for trading and non-trading books combined at 31 December 2006 was $10.3 million (2005: $10.8 million).

Interest rate related VaR was $9.3 million (2005: $10.3 million) and foreign exchange related VaR was $1.5 million (2005: $1.1 million).

The average total VaR for trading and non-trading books during 2006 was $10.6 million (2005: $12.4 million) with a maximum exposure of $14.0 million (2005: $20.6 million).

VaR for interest rate risk in the non-trading books of the Group totalled $8.0 million at 31 December 2006 (2005: $9.2 million).

The Group has no significant trading exposure to equity or commodity price risk.

The average daily income earned from market risk related activities during 2006 was $5.2 million, compared with $4.1 million during 2005.

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading and non-trading foreign currency translation exposures and structural currency exposures in net investments in non US dollar units.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily income from foreign exchange trading businesses during 2006 was $2.0 million (2005: $2.0 million).

Interest Rate Exposure

The Group's interest rate exposures arise from trading and non-trading activities.

Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities.

The average daily income from interest rate trading businesses during 2006 was $3.2 million (2005: $2.1 million).

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates

or indices. They include futures, forwards, swaps and options transactions in the foreign exchange, credit and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in instruments where the mark-to-market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest, credit and exchange rates.

Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. Recognition of fair value gains and losses depends on whether the derivatives are classified as trading or for hedging purposes.

The Group applies a future exposure methodology to manage counterparty credit exposure associated with derivative transactions.

Hedging
In accounting terms, hedges are classified into three types: fair value hedges, where fixed rates of interest or foreign exchange are exchanged for floating rates; cash flow hedges, where variable rates of interest or foreign exchange are exchanged for fixed rates, and hedges of net investments in overseas operations translated to the parent company's functional currency, US dollars.

The Group uses futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets to hedge risk.

The Group occasionally hedges the value of its foreign currency denominated investments in subsidiaries and branches. Hedges may be taken where there is a risk of a significant exchange rate movement but, in general, management believes that the Group's reserves are sufficient to absorb any foreseeable adverse currency depreciation.

The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that both the net asset value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same exchange rate movements.

Liquidity Risk
The Group defines liquidity risk as the risk that the bank either does not have sufficient financial resources available to meet all its obligations and commitments as they fall due, or can access them only at excessive cost.

It is the policy of the Group to maintain adequate liquidity at all times, in all geographical locations and for all currencies. Hence the Group aims to be in a position to meet all obligations, to repay depositors, to fulfil commitments to lend and to meet any other commitments.

Liquidity risk management is governed by GALCO, which is chaired by the Group Finance Director. GALCO is responsible for both statutory and prudential liquidity. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Liquidity Management Committee ("LMC") with country Asset and Liability Committees ("ALCO").

Due to the diversified nature of the Group's business, the Group's policy is that liquidity is more effectively managed locally, in-country. Each ALCO is responsible for ensuring that the country is self-sufficient and is able to meet all its obligations to make payments as they fall due. The ALCO has primary responsibility for compliance with regulations and Group policy and maintaining a country liquidity crisis contingency plan.

A substantial portion of the Group's assets are funded by customer deposits made up of current and savings accounts and other deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Lending is normally funded by liabilities in the same currency.

The Group also maintains significant levels of marketable securities either for compliance with local statutory requirements or as prudential investments of surplus funds.

The GALCO also oversees the structural foreign exchange and interest rate exposures that arise within the Group. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Capital Management Committee. Policies and guidelines for the maintenance of capital ratio levels are approved by GALCO. Compliance with Group ratios is monitored centrally by Group Corporate Treasury, while local requirements are monitored by the local ALCO.

Operational Risk
Operational risk is the risk of direct or indirect loss due to an event or action resulting from the failure of internal processes, people, and systems, or from external events. The Group seeks to ensure that key operational risks are managed in a timely and effective manner through a framework of policies, procedures and tools to identify, assess, monitor, control, and report such risks.

The Group Operational Risk Committee ("GORC") has been established to supervise and direct the management of operational risks across the Group. GORC is also responsible for ensuring adequate and appropriate policies and procedures are in place for the identification, assessment, monitoring, control and reporting of operational risks.

A Group operational risk function, independent from the businesses is responsible for establishing and maintaining the overall operational risk framework, and for monitoring the Group's key operational risk exposures. This unit is supported by Wholesale Banking and Consumer Banking Operational Risk units. These units are responsible for ensuring compliance with policies and procedures in the business, monitoring key operational risk exposures, and the provision of guidance to the respective business areas on operational risk.

Compliance with operational risk policies and procedures is the responsibility of all managers. Every country operates a Country Operational Risk Group ("CORG"). The CORG has in-country governance responsibility for ensuring that an appropriate and robust risk management framework is in place to monitor and manage operational risk.

Compliance and Regulatory Risk
Compliance and Regulatory risk includes the risk of non-compliance with regulatory requirements in a country in which the Group operates. The Group Compliance and Regulatory Risk function is responsible for establishing and maintaining an appropriate framework of Group compliance policies and procedures. Compliance with such policies and procedures is the responsibility of all managers.

Legal Risk
Legal risk is the risk of unexpected loss, including reputational loss, arising from defective transactions or contracts, claims being made or some other event resulting in a liability or other loss for the Group, failure to protect the title to and ability to control the rights to assets of the Group (including intellectual property rights), changes in the law, or jurisdictional risk. The Group manages legal risk through the Group Legal Risk Committee, Legal Risk policies and procedures and effective use of its internal and external lawyers.

Reputational Risk
Reputational risk is any material adverse effect on the relations between the Group and any one of its significant stakeholders. It is Group policy that the protection of the Bank's reputation should take priority over all activities including revenue generation at all times.

Reputational risk is not a primary risk, but will arise from the failure to effectively mitigate one or more of country, credit, liquidity, market, legal and regulatory and operational risk.

It may also arise from the failure to comply with Social, Environmental and Ethical standards. All staff are responsible for day to day identification and management of reputational risk.

From an organisational perspective the Group manages reputational risk through the Group Reputational Risk and Responsibility Committee ("GRRRC") and Country Management Committees. Wholesale Banking has a specialised Responsibility and Reputational Risk Committee which reviews individual transactions. In Consumer Banking, potential reputational risks resulting from transactions or products are reviewed by the Product and Reputational Risk Committee. Issues are then escalated to the GRRRC.

A critical element of the role of the GRRRC is to act as a radar for the Group in relation to the identification of emerging or thematic risks. The GRRRC also ensures that effective risk monitoring is in place for Reputational Risk and reviews mitigation plans for significant risks.

At a country level, the Country CEO is responsible for the Group's reputation in their market. The Country CEO and their Management Committee must actively:

- promote awareness and application of the Group's policy and procedures regarding reputational risk;
- encourage business and functions to take account of the Group's reputation in all decision making, including dealings with customers and suppliers;
- implement effective functioning of the in country reporting system to ensure their management committee is alerted of all potential issues; and
- promote effective, proactive stakeholder management.

Monitoring
Group Internal Audit is a separate function that reports to the Group Chief Executive and the ARC. Group Internal Audit provides independent confirmation that Group and business standards, policies and procedures are being complied with. Where necessary, corrective action is recommended.

STANDARD CHARTERED PLC - CAPITAL

Capital

The GALCO targets Tier 1 and Total capital ratios of 7-9 per cent and 12-14 per cent respectively.

	2006 $million	2005 $million
Tier 1 capital:		
Called up ordinary share capital and preference shares	**7,771**	5,982
Eligible reserves	**8,937**	6,151
Minority interests	**211**	115
Innovative Tier 1 securities	**2,262**	1,542
Less: Restriction on innovative Tier 1 securities	**(337)**	(83)
Goodwill and other intangible assets	**(6,146)**	(4,321)
Unconsolidated associated companies	**229**	186
Other regulatory adjustments	**(94)**	153
Total Tier 1 capital	**12,833**	9,725
Tier 2 capital:		
Eligible revaluation reserves	**509**	195
Portfolio impairment provision	**610**	368
Qualifying subordinated liabilities:		
Perpetual subordinated debt	**3,368**	3,128
Other eligible subordinated debt	**5,387**	4,169
Less: Amortisation of qualifying subordinated liabilities	**(518)**	(229)
Restricted innovative Tier 1 securities	**337**	83
Total Tier 2 capital	**9,693**	7,714
Investments in other banks	**(211)**	(148)

Other deductions	**(320)**	(173)
Total capital base	**21,995**	17,118
Banking book:		
Risk weighted assets	**120,028**	99,378
Risk weighted contingents	**21,106**	16,274
	141,134	115,652
Trading book:		
Market risks	**5,834**	6,701
Counterparty/settlement risks	**6,475**	3,571
Total risk weighted assets and contingents	**153,443**	125,924
Capital ratios		
Tier 1 capital	**8.4%**	7.7%
Total capital	**14.3%**	13.6%

Consolidated Income Statement
For the year ended 31 December 2006

	Notes	2006 Excluding acquisitions $million	2006 Acquisitions $million	2006 Total $million	2005 Excluding acquisitions $million	2005 Acquisitions $million	2005 Total $million
Interest income		12,810	177	12,987	6,938	1,812	8,750
Interest expense		(7,576)	(83)	(7,659)	(3,384)	(1,031)	(4,415)
Net interest income		5,234	94	5,328	3,554	781	4,335
Fees and commission income		2,232	43	2,275	1,724	116	1,840
Fees and commission expense		(392)	(2)	(394)	(258)	(87)	(345)
Net trading income		914	6	920	746	23	769
Other operating income		485	6	491	236	26	262
		3,239	53	3,292	2,448	78	2,526
Operating income		8,473	147	8,620	6,002	859	6,861
Staff costs		(2,873)	(40)	(2,913)	(1,834)	(311)	(2,145)
Premises costs		(439)	(5)	(444)	(321)	(42)	(363)
General administrative expenses		(1,144)	(27)	(1,171)	(861)	(159)	(1,020)
Depreciation and amortisation		(249)	(19)	(268)	(216)	(67)	(283)
Operating expenses		(4,705)	(91)	(4,796)	(3,232)	(579)	(3,811)
Operating profit before impairment losses and taxation		3,768	56	3,824	2,770	280	3,050
Impairment losses on loans and advances and other credit risk provisions		(611)	(18)	(629)	(266)	(53)	(319)
Other impairment		(15)	–	(15)	(50)	–	(50)
Loss from associates		(2)	–	(2)	–	–	–
Profit before taxation		3,140	38	3,178	2,454	227	2,681
Taxation	3	(812)	(12)	(824)	(657)	(53)	(710)
Profit for the year		2,328	26	2,354	1,797	174	1,971
Profit attributable to:							
Minority interests		75	1	76	25	–	25
Parent company's shareholders		2,253	25	2,278	1,772	174	1,946
Profit for the year		2,328	26	2,354	1,797	174	1,971
Basic earnings per ordinary share	5			169.0c			148.5c
Diluted earnings per ordinary share	5			167.0c			146.9c

Paid and proposed dividends per ordinary share:	Notes	2006 Cents	2005 Cents
Interim paid	4	20.83	18.94
Final proposed*	4	50.21	45.06
		71.04	64.00

	Notes	2006 $million	2005 $million
Interim dividend	4	277	248
Final proposed dividend*	4	695	595
		972	843

* The final dividend will be accounted for in 2007 as explained in note 4 on page 39.

Consolidated Balance Sheet
As at 31 December 2006

	2006 $million	2005 $million
Assets		
Cash and balances at central banks	**7,698**	8,012
Financial assets held at fair value through profit or loss	**15,715**	10,333
Derivative financial instruments	**13,154**	9,370
Loans and advances to banks	**19,724**	21,701
Loans and advances to customers	**139,330**	111,791
Investment securities	**49,487**	37,863
Interests in associates	**218**	128
Goodwill and intangible assets	**6,146**	4,321
Property, plant and equipment	**2,168**	1,644
Deferred tax assets	**538**	498
Other assets	**8,601**	7,163
Prepayments and accrued income	**3,268**	2,272
Total assets	**266,047**	215,096
Liabilities		
Deposits by banks	**26,233**	18,834
Customer accounts	**147,382**	119,931
Financial liabilities held at fair value through profit or loss	**9,969**	6,293
Derivative financial instruments	**13,703**	9,864
Debt securities in issue	**23,514**	25,913
Current tax liabilities	**68**	283
Other liabilities	**11,355**	8,446
Accruals and deferred income	**3,210**	2,319
Provisions for liabilities and charges	**45**	55
Retirement benefit obligations	**472**	476
Subordinated liabilities and other borrowed funds	**12,699**	10,349
Total liabilities	**248,650**	202,763
Equity		
Share capital	**692**	660
Reserves	**16,161**	11,222
Total parent company's shareholders' equity	**16,853**	11,882
Minority interests	**544**	451
Total equity	**17,397**	12,333
Total equity and liabilities	**266,047**	215,096

Consolidated Statement of Recognised Income and Expenses
For the year ended 31 December 2006

	2006 $million	2005 $million
Exchange differences on translation of foreign operations	**670**	(90)
Actuarial gains/(losses) on retirement benefits	**104**	(150)
Available for sale investments:		
Valuation gains taken to equity	**682**	7
Transferred to income on disposal/redemption	**(190)**	(107)
Cash flow hedges:		
Gains/(Losses) taken to equity	**79**	(65)
(Gains)/Losses transferred to income for the year	**20**	(20)
Taxation on items recognised directly in equity	**(131)**	141
Other	**7**	1
Net income/(expense) recognised in equity	**1,241**	(283)
Profit for the year	**2,354**	1,971
Total recognised income and expenses for the year	**3,595**	1,688
Attributable to:		
Parent company's shareholders	**3,484**	1,663
Minority interests	**111**	25
	3,595	1,688

STANDARD CHARTERED PLC

Consolidated Cash Flow Statement
For the year ended 31 December 2006

	2006 $million	2005 $million
Cash flow from operating activities		
Profit before taxation	**3,178**	2,681
Adjustment for items not involving cash flow or shown separately:		
Depreciation and amortisation	**268**	283
Gain/(loss) on disposal of property, plant and equipment	**(16)**	1
Gain on disposal of investment securities	**(190)**	(107)
Amortisation of investments	**(257)**	17
Impairment losses	**629**	319
Other impairment	**15**	50
Assets written off, net of recoveries	**(940)**	(718)
Decrease in accruals and deferred income	**786**	952
Increase in prepayments and accrued income	**(901)**	(1,248)
Net increase in mark-to-market adjustment	**45**	939
Interest accrued on subordinated loan capital	**643**	388
UK and overseas taxes paid	**(903)**	(611)
Net increase in treasury bills and other eligible bills	**(644)**	(686)
Net increase in loans and advances to banks and customers	**(11,664)**	(5,730)
Net increase in deposits from banks, customer accounts and debt securities in issue	**16,914**	18,996
Net increase in trading securities	**(3,615)**	(1,494)
Net increase/(decrease) in other accounts	**5,074**	(3,982)
Net cash from operating activities	**8,422**	10,050
Net cash flows from investing activities		
Purchase of property plant and equipment	**(245)**	(135)
Acquisition of investment in subsidiaries, net of cash acquired	**(937)**	(1,093)
Acquisition of treasury bills and other eligible bills	**(23,376)**	(13,443)
Acquisition of debt securities	**(47,411)**	(33,655)
Acquisition of equity shares	**(328)**	(658)
Disposal of property, plant and equipment	**40**	8
Disposal and maturity of treasury bills	**22,650**	12,599
Disposal and maturity of debt securities	**40,909**	35,748
Disposal of equity shares	**337**	351
Net cash used in investing activities	**(8,361)**	(278)
Net cash flows from financing activities		
Issue of ordinary share capital	**1,996**	2,000
Purchase of own shares, net of exercise, for share option awards	**149**	(73)
Interest paid on subordinated loan capital	**(562)**	(297)
Gross proceeds from issue of subordinated loan capital	**1,591**	3,874
Repayment of subordinated liabilities	**(390)**	(1,026)
Dividends and payments to minority interests and preference shareholders	**(80)**	(173)
Dividends paid to ordinary shareholders	**(496)**	(685)
Net cash from financing activities	**2,208**	3,620
Net increase in cash and cash equivalents	**2,269**	13,392
Cash and cash equivalents at beginning of year	**35,226**	22,112
Effect of exchange rate change on cash and cash equivalents	**666**	(278)
Cash and cash equivalents at end of year (note 6)	**38,161**	35,226

END

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Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	15:53 15-Feb-07
Number	3526R

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	STANDARD CHARTERED PLC

2. Reason for the notification (please state yes/no)

An acquisition or disposal of voting rights	No
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):	First notification under DTR Sourcebook

3. Full name of person(s) subject to the notification obligation	LEGAL & GENERAL GROUP PLC (L&G)
4. Full name of shareholder(s) (if different from 3).	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	N/A
6. Date on which issuer notified:	14 FEBRUARY 2007
7. Threshold(s) that is/are crossed or reached:	Above 3% (L&G)
8. Notified details:	

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Direct
ORDINARY USD0.50 GB0004082847	53,103,702 (Under s198 on 16.05.06)	3.99%	47,526,644	11,881,661		3.43	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
11,881,661	3.43

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group) Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) Legal & General Investment Management Limited (Indirect) (LGIM) Legal & General Group Plc (Direct) (L&G) (11,881,661 – 3.43% = LGAS, LGPL & PMC) Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) Legal & General Insurance Holdings Limited (Direct) (LGIH) Legal & General Assurance (Pensions Management) Limited (PMC) Legal & General Assurance Society Limited (LGAS & LGPL) Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12 Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 346,182,442 First notification under DTR Sourcebook
14. Contact name:	
15. Contact telephone number:	
ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES	

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	STANDARD CHARTERED PLC
Contact address (registered office for legal entities)	1 ALDERMANBURY SQUARE, LONDON EC2V 7SB

Phone number	0207 280 7483
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	MR TERRY SKIPPEN
Contact address	STANDARD CHARTERED PLC, 1 ALDERMANBURY SQUARE, LONDON EC2V 7SB
Phone number	0207 280 7109
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	GROUP CORPORATE SECRETARIAT

C: Additional information
N/A

END

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Time/Date	Code	Name	Headline			Source
09:55 02-Feb-07	STAN	Standard Chartered PLC	Disclosure of directorship			RNS
09:31 31-Jan-07	STAN	Standard Chartered PLC	Total Voting Rights			RNS
17:44 30-Jan-07	STAN	Standard Chartered PLC	Disclosure of Directorship			RNS
07:04 26-Jan-07	STAN	Standard Chartered PLC	Disposal of Business			RNS
08:39 19-Jan-07	STAN	Standard Chartered PLC	Total Voting Rights			RNS
11:00 10-Jan-07	STAN	Standard Chartered PLC	Total Voting Rights			RNS
15:32 09-Jan-07	STAN	Standard Chartered PLC	Holding(s) in Company			RNS
09:59 09-Jan-07	STAN	Standard Chartered PLC	Total Voting Rights			RNS
17:19 03-Jan-07	STAN	Standard Chartered PLC	Total Voting Rights			RNS
13:17 29-Dec-06	STAN	Standard Chartered PLC	Total Voting Rights			RNS

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Disclosure of directorship
Released	09:55 02-Feb-07
Number	6172Q

Disclosure of Directorship in Quoted Company

In accordance with LR 9.6.14, Standard Chartered PLC ("the Company") hereby gives notice that Jamie Dundas, a non-executive director of the Company, stepped down as non-executive director of J Sainsbury plc, a company quoted on the London Stock Exchange, on 2 February 2007.

END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	09:31 31-Jan-07
Number	4328Q

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with transitional provision 6 to the Disclosure and Transparency Rules implementing the EU Transparency Directive.

At close of business on 30 January 2007 the issued share capital of Standard Chartered PLC was as follows:

1,384,729,768 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value;

99,250,000 $8^1/_4$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96,035,000 $7^3/_8$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights; and

7,500 American Depository Shares representing 7,500 non-cumulative redeemable preference shares of US$5 each with no equity voting rights.

The above figure (1,384,729,768 ordinary shares of US$0.50 each) may be used by shareholders to determine the percentage of issued share capital they hold in Standard Chartered PLC and if they are required to notify their interests in, or a change to their interest in, Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

END

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File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Disclosure of Directorship
Released	17:44 30-Jan-07
Number	4109Q

Disclosure of Directorship in Quoted Company

In accordance with LR 9.6.14, Standard Chartered PLC ("the Company") hereby gives notice that Val Gooding, a non-executive director of the Company, has been appointed as a non-executive director of J Sainsbury plc, a company quoted on the London Stock Exchange.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Disposal of Business
Released	07:04 26-Jan-07
Number	1902Q

STANDARD CHARTERED PLC DISPOSAL OF INDIAN ASSET MANAGEMENT BUSINESS

FOR IMMEDIATE RELEASE

Standard Chartered PLC ('Standard Chartered') announces that its subsidiary company, Standard Chartered Bank, has today disposed of its entire stake in Standard Chartered Trustee Company Private Limited and Standard Chartered Asset Management Company Private Limited to Swiss Finance Corporation (Mauritius) Limited, a subsidiary of UBS AG for a total cash consideration of approximately USD120 million.

Standard Chartered Asset Management Company Private Limited and Standard Chartered Trustee Company Private Limited are respectively the Investment Manager and the Trustee of Standard Chartered Mutual Fund, a trust set up under the provisions of the Indian Trusts Act, 1882. Together the companies to be sold represent the mutual fund manufacturing business of Standard Chartered in India. The transaction does not include Standard Chartered's mutual fund distribution business which Standard Chartered will continue to pursue. Assets under management, which include debt and equity funds, stood at USD3.1 billion as at 25 January 2007.

This transaction is conditional upon certain regulatory approvals, and is expected to complete in the second half of 2007.

India is one of Standard Chartered's key markets and the Bank will continue to invest in and grow its core business there.

For further information, contact:

Stephen Atkinson, Head of Investor Relations
Tel: +44 20 7280 7245
Stephen.Atkinson@uk.standardchartered.com

Ruth Naderer, Head of Investor Relations, Asia Pacific
Tel : +852 2820 3075
Ruth.Naderer@hk.standardchartered.com

Sean Farrell, Head of Media Relations
Tel: +44 20 7280 7163
Sean.Farrell@uk.standardchartered.com

END

File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	08:39 19-Jan-07
Number	7983P

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with transitional provision 6 to the Disclosure and Transparency Rules implementing the EU Transparency Directive.

At close of business on 18 January 2007 the issued share capital of Standard Chartered PLC was as follows:

1,384,729,227 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value;

99,250,000 $8^{1}/_{4}$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96,035,000 $7^{3}/_{8}$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights; and

7,500 American Depository Shares representing 7,500 non-cumulative redeemable preference shares of US$5 each with no equity voting rights.

The above figure (1,384,729,227 ordinary shares of US$0.50 each) may be used by shareholders to determine the percentage of issued share capital they hold in Standard Chartered PLC and if they are required to notify their interests in, or a change to their interest in, Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	11:00 10-Jan-07
Number	2804P

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with transitional provision 6 to the Disclosure and Transparency Rules implementing the EU Transparency Directive.

At close of business on 9 January 2007 the issued share capital of Standard Chartered PLC was as follows:

1,384,728,873 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value;

99,250,000 $8^1/_4$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96,035,000 $7^3/_8$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights; and

7,500 American Depository Shares representing 7,500 non-cumulative redeemable preference shares of US$5 each with no equity voting rights.

The above figure (1,384,728,873 ordinary shares of US$0.50 each) may be used by shareholders to determine the percentage of issued share capital they hold in Standard Chartered PLC and if they are required to notify their interests in, or a change to their interest in, Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

END

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File number: 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	15:32 09-Jan-07
Number	2437P

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

FIDELITY INVESTMENTS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED LIST

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

14,401,874

8. Percentage of issued class

1.04%

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

5 JANUARY 2007

11. Date company informed

8 JANUARY 2007

12. Total holding following this notification

68,506,087

13. Total percentage holding of issued class following this notification

4.95%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

TERRY SKIPPEN, 020 7280 7109

16. Name and signature of authorised company official responsible for making this notification

TERRY SKIPPEN, ASSISTANT GROUP SECRETARY

Date of notification

9 JANUARY 2007

FMR CORP
Registered Holders

JPMorgan Chase Bank	6,302
Brown Brothers Harriman & Co	395,370
JPMorgan Chase Bank	120,000
JPMorgan Chase Bank	18,818,704
Brown Brothers Harriman & Co	5,628,061
State Street Bank & Trust Co	1,397,588
Mellon Bank N.A.	252,354
Northern Trust London	66,201
Bank of New York	20,840
Northern Trust London	15,800
Mellon Bank N.A.	16,200

FIDELITY INTERNATIONAL LIMITED
Registered Holders

Brown Brothers Harriman Ltd, Luxembourg	100,000
JP Morgan, Bournemouth	371,481
Brown Brothers Harriman Ltd, Luxembourg	16,241,207
JP Morgan, Bournemouth	5,872,727
JPMorgan Bournemouth	137,477
HSBC Bank PLC	97,800
Northern Trust London	82,230
BNP Paribas, Paris	79,524
Brown Brothers Harriman & Co	35,600
Northern Trust London	28,100
State Street Bank & Trust Co London	24,075
ING Luxembourg	18,771
Norddeutsche Landersbank	9,000
JP Morgan, Bournemouth	200,000

FIDELITY MANAGEMENT TRUST COMPANY
Registered Holders

State Street Bank & Trust Co	1,626,258
Northern Trust Co	703,912
Mellon Bank N.A.	371,322
Bank of New York	310,158
JPMorgan Chase Bank	264,682
CIBC Mellon Trust	92,487
Royal Trust - Toronto	19,345

FIDELITY INVESTMENT SERVICES LIMITED
Registered Holders

JP Morgan, Bournemouth	7,454,501

FIDELITY PENSION MANAGEMENT
Registered Holders

Northern Trust London	1,955,907
State Street Bank & Trust London Co, London	887,843
JP Morgan, Bournemouth	852,574
Mellon Bank	655,500

B ank of New York Brussels	627,451
Bankers Trust London	191,400
Midland Securities Services	107,400
Chase Manhattan Bank AG Frankfurt	58,236
JPMorgan Chase Bank	31,572
Dexia Privatbank	5,900
FIDELITY INVESTMENTS JAPAN	
Registered Holders	
Master Trust Bank of Japan	157,930
Nomura Trust & Banking	37,200
Trust & Cust Svcs Bank Ltd, Tokyo	19,990
FIDELITY INVESTMENT INTERNATIONAL	
Registered Holders	
Bank of New York Europe, London	931,700
JP Morgan, Bournemouth	420,715
FIDELITY INVESTMENTS ADVISORY (KOREA) LIMITED	
Registered Holders	
State Street Hong Kong	13,114
FIDELITY INVESTMENT MANAGEMENT HONG KONG	
Registered Holders	
Bermuda Trust Far East HK	313,715
FIDELITY INVESTMENTS CANADA LIMITED	
Registered Holders	
State Street Bank & Trust Co	359,863
	68,506,087

END

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File number: 82-3180

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	09:59 09-Jan-07
Number	2000P

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with transitional provision 6 to the Disclosure and Transparency Rules implementing the EU Transparency Directive.

At close of business on 8 January 2007 the issued share capital of Standard Chartered PLC was as follows:

1,384,727,701 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value;

99,250,000 $8^{1}/_{4}$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96,035,000 $7^{3}/_{8}$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights; and

7,500 American Depository Shares representing 7,500 non-cumulative redeemable preference shares of US$5 each with no equity voting rights.

The above figure (1,384,727,701 ordinary shares of US$0.50 each) may be used by shareholders to determine the percentage of issued share capital they hold in Standard Chartered PLC and if they are required to notify their interests in, or a change to their interest in, Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	17:19 03-Jan-07
Number	9541O

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with transitional provision 6 to the Disclosure and Transparency Rules implementing the EU Transparency Directive.

At close of business on 2 January 2007 the issued share capital of Standard Chartered PLC was as follows:

1,384,726,288 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value;

99,250,000 $8^1/_4$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights;

96,035,000 $7^3/_8$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights; and

7,500 American Depository Shares representing 7,500 non-cumulative redeemable preference shares of US$5 each with no equity voting rights.

The above figure (1,384,726,288 ordinary shares of US$0.50 each) may be used by shareholders to determine the percentage of issued share capital they hold in Standard Chartered PLC and if they are required to notify their interests in, or a change to their interest in, Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

END

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File number: 82-3188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Total Voting Rights
Released	13:17 29-Dec-06
Number	8045O

Standard Chartered PLC

Voting Rights and Capital

The following notification is made in accordance with transitional provision 6 to the Disclosure and Transparency Rules implementing the EU Transparency Directive.

On 29 December 2006 the issued share capital of Standard Chartered PLC was as follows:

1,384,728,173 ordinary shares of US$0.50 each with voting rights of one vote for every US$2 nominal value;

99,250,000 $8^1/_4$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights; and

96,035,000 $7^3/_8$ per cent non-cumulative irredeemable preference shares of £1 each with no equity voting rights.

The above figure (1,384,728,173 ordinary shares of US$0.50 each) may be used by shareholders to determine the percentage of issued share capital they hold in Standard Chartered PLC and if they are required to notify their interests in, or a change to their interest in, Standard Chartered PLC under the FSA's Disclosure and Transparency Rules.

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File number: 82-5188

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Time/Date	Code	Name	Headline			Source
07:06 15-Dec-06	STAN	Standard Chartered PLC	Formation of Alliance			RNS
08:19 12-Dec-06	STAN	Standard Chartered PLC	Pre-close Trading Update			RNS
18:27 08-Dec-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding			RNS
13:09 07-Dec-06	STAN	Standard Chartered PLC	Publication of Prospectus			RNS
18:03 29-Nov-06	47JQ	Standard Chartered Bank	Publication of Prospectus			RNS
17:31 28-Nov-06	STAN	Standard Chartered PLC	Directors' Portfolios			RNS
17:19 20-Nov-06	STAN	Standard Chartered PLC	Directors' Portfolios			RNS
09:42 20-Nov-06	STAN	Standard Chartered PLC	Directorate Change			RNS

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File number: 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Formation of Alliance
Released	07:06 15-Dec-06
Number	9706N

STANDARD CHARTERED PLC AND FIRST DATA FORM MERCHANT ACQUIRING ALLIANCE ACROSS ASIA

FOR IMMEDIATE RELEASE

Standard Chartered PLC ('Standard Chartered') announces that Standard Chartered and First Data International, a leader in electronic commerce and payment services around the world, have entered into an agreement to jointly establish a new company to provide merchant acquiring services to merchants across Asia.

Headquartered in Singapore, the new company called 'Merchant Solutions Pte Ltd.', with its local subsidiaries in seven initial markets across Asia, will support Standard Chartered merchant clients with an expanded range of First Data products and services for debit and credit cards, as well as additional forms of electronic payments such as contactless and prepaid card acceptance. In addition, Merchant Solutions will provide sales support with First Data supplying front-end and back-end switching services.

Under the terms of the agreement, Merchant Solutions, will comprise 56 percent ownership held by First Data and 44 percent by Standard Chartered, through its wholly-owned subsidiary, Standard Chartered Bank (Hong Kong) Limited.

Standard Chartered will transfer gross assets valued at approximately US$1 million into the alliance. This transaction is subject to certain regulatory approvals, and is expected to complete by October 2007.

For further information, contact:

Stephen Atkinson, Head of Investor Relations
Tel: +44 20 7280 7245
Stephen.Atkinson@uk.standardchartered.com

Ruth Naderer, Head of Investor Relations, Asia Pacific
Tel : +852 2820 3075
Ruth.Naderer@hk.standardchartered.com

Sean Farrell, Head of Media Relations
Tel: +44 20 7280 7163
Sean.Farrell@uk.standardchartered.com

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Pre-close Trading Update
Released	08:19 12-Dec-06
Number	6884N

Standard Chartered PLC
Pre-close trading update

12 December 2006

Standard Chartered PLC will be holding discussions with analysts ahead of its close period for the full year ending 31 December 2006. This statement details the information that will be covered in those discussions.

The following sections outline Standard Chartered's progress in the second half of 2006, including a review of the overall business and an update on the performance of Consumer Banking and Wholesale Banking.

All comparisons will be made on a full year basis unless otherwise stated.

1. Overall

Standard Chartered has continued to make progress in the second half of 2006 and on a full year basis, income and working profit growth are expected to be strong. We expect to deliver a good performance for the full year.

Based on our performance year to date, we expect to be broadly in line with the current market consensus for operating profit before tax for 2006.

In line with guidance previously given on 8 August, 29 September and 20 November, we continue to see strong income momentum in both businesses with good performances across a wide range of products, customer segments and geographies.

Net interest margins have remained broadly stable.

Given the momentum of our business, we have taken the opportunity to accelerate the rate of investment in our franchise and as a result, expense growth is currently expected to be broadly in line with income growth.

We take a dynamic approach to managing expense growth, pacing investments to reflect income growth and the overall performance of the business. We continue to pursue multiple process redesign, restructuring and hubbing activities across the Group to improve efficiency, and we are disciplined and focused in our investments for future growth.

We are comfortable with asset quality for both businesses. In Consumer Banking excluding Taiwan, the loan impairment charge continues to reflect the asset mix and maturity profile. The Taiwan credit environment continues to improve, and the asset quality of the Wholesale Banking book remains good.

The integrations of Union Bank of Pakistan and of Hsinchu International Bank are progressing well with contribution to overall performance in line with expectations developed at the time of acquisition. The impact on the Group will not be material in 2006.

On an underlying organic basis (excluding Korea, Hsinchu and Union) the rate of income growth for the full year remains in line with that reported for the first six months of the year.

We continue to make progress in Korea as we develop the business, introduce new products and roll out new practices from the Group.

2. Consumer Banking

In Consumer Banking, we continue to make good progress with strong overall income growth, and on an underlying organic basis (excluding Korea, Hsinchu and Union), we continue to see good income growth.

Markets such as Korea, India, Other APR and MESA are achieving good double-digit income growth, and in Singapore and Malaysia we continue to make progress. In Hong Kong, we continue to deliver income growth despite strong competitive pressures.

Wealth Management and SME are achieving excellent income growth across many of our markets, and especially in Hong Kong, Singapore, India, MESA and Other APR in particular China and Indonesia.

Mortgage income has been affected by rising interest rates and strong competition in some key markets as we have pursued disciplined pricing to protect margins.

We are achieving income growth in credit cards and personal loans in some selective markets such as MESA, especially UAE and Pakistan, and Africa as we grow the unsecured business.

Our balance sheet continues to broaden, diversify and strengthen as a result of this changing mix of products. Customer assets remain in line with the first half as growth in cards, loans and SME have balanced the decrease in mortgage assets. We continue to see double-digit growth in liabilities.

In the second half of 2006, we have accelerated investment in Consumer Banking with particular focus in three areas: distribution in China, Consumer Finance in India and Korea, and the Private Banking business.

Loan impairment continues to reflect the asset mix and maturity profile. As expected, in the second half of 2006, there has been a sharp half on half decrease in the loan impairment charge in Taiwan as the situation trends to more normalised levels and the emerging levels of stress seen in the first half of this year in Indonesia and Thailand have reduced.

3. Wholesale Banking

On a full year basis, Wholesale Banking is delivering very strong income momentum, both overall and on an underlying organic basis (excluding Korea, Hsinchu and Union), with broad based growth across multiple products and geographies. Second half income is broadly in line with the first half.

Client driven income continues to perform strongly across all client segments. Reflecting our client focused strategy, the mix of client to own account income remains consistent with guidance previously given.

The client centric strategy and resultant increase in cross-sell ratios, as presented during the Wholesale Banking Investor Day, has been instrumental in driving client income.

All regions are contributing to the double-digit income growth illustrating the geographic diversity of Wholesale Banking income. Markets such as Singapore, Malaysia, Other APR, India, MESA and Africa are performing particularly well with high double-digit income growth.

We continue to manage expense growth in line with income growth on a full year basis, as we expand product capability and client coverage, especially in India and Greater China. Our investments in enhancing our Global Markets capabilities have contributed to strong growth in our Rates and FX and Corporate Finance businesses. Cash Management has benefited from both volume growth and the rising interest rate environment in many of our markets.

The quality of the Wholesale Banking loan book is good. Our risk management practices enable us to continue to benefit from the benign credit environment in our geographies and we have had continued success in recoveries.

As a result of our disciplined management of risk and capital, Risk Weighted Assets have grown at a slower rate than client income growth.

4. Conclusion

In summary, the Group's businesses are performing well. We are in rapidly growing markets and we have the competitive strengths to pursue profitable growth. Income momentum is strong, and we continue to dynamically manage expenses and risks. Our acquisitions are delivering. We have a well-balanced business.

Peter Sands, Group Chief Executive, commented, "We have good momentum in both businesses. The integrations of Union Bank and Hsinchu International Bank are progressing very well. We are delivering good performance through client focus, geographic diversity and innovation in products."

The pre-close conference call, hosted by Richard Meddings, Group Finance Director, will be webcast live on Standard Chartered's website http://investors.standardchartered.com from 0930 GMT onwards. A recording of the webcast and a podcast will also be available shortly after the event.

For further information, please contact:

Steve Atkinson, Head of Investor Relations + (44) 207 280 7245
Sean Farrell, Head of Media Relations + (44) 207 280 7163
Ruth Naderer, Head of Investor Relations, Asia Pacific + (852) 2820 3075

It is possible that this document could or may contain "forward-looking statements" that are based on current expectations or beliefs, as well as assumptions about future events. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar meaning. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and Standard Chartered's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. Any forward-looking statements speak only as of the date of this document.

Standard Chartered undertakes no obligation to revise or update any forward-looking statement contained within this document, regardless of whether those statements are affected as a result of new information, future events or otherwise.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:27 08-Dec-06
Number	5838N

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*
Richard Meddings

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Richard Meddings

8 State the nature of the transaction
Exercise of an option over 1,439 shares under the Company's UK Sharesave Scheme

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
1,439

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0001%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
Option price: 641p
Value per share upon exercise: 1478p

14. Date and place of transaction
8 December 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
111,291 (0.008%)

16. Date issuer informed of transaction
8 December 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Julie Bamford 020 7280 7024

Name and signature of duly authorised officer of *issuer* responsible for making notification
Julie Bamford, Deputy Group Secretary

Date of notification
8 December 2006
END

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Regulatory Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Publication of Prospectus
Released	13:09 07-Dec-06
Number	4553N

RNS Number:4553N
Standard Chartered PLC
07 December 2006

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

7 December 2006

STANDARD CHARTERED PLC

PUBLICATION OF PROSPECTUS

Standard Chartered PLC announces that the following prospectus has been approved by the UK Listing Authority today and is available for viewing:

Offering Circular of Standard Chartered PLC in relation to the US$750,000,000 offering of 7,500 Non-Cumulative Redeemable Preference Shares (the "Preference Shares"), which will be sold in the form of American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") (the "Prospectus")

To view the full document, please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/4553n_-2006-12-7.pdf

For further information, please contact:

Steve Atkinson
Head of Investor Relations
+44 (0) 20 7280 7245

Sean Farrell
Head of Media Relations
+44 (0) 20 7280 7163

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries specified in the Prospectus only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the

Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

None of the Preference Shares, ADSs or ADRs has been or will be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any other United States jurisdiction. The ADSs are being offered in the United States solely to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. Your right to access this service is conditional upon complying with the above requirement.

CD063400002

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Standard Chartered Bank
TIDM	47JQ
Headline	Publication of Prospectus
Released	18:03 29-Nov-06
Number	9562M

RNS Number:9562M
Standard Chartered Bank
29 November 2006

Standard Chartered Bank - Issue of Euro675,000,000 and US$100,000,000 Floating Rate Step Up Dated Subordinated Lower Tier II Notes due 2018

29 November 2006

Standard Chartered Bank ("SCB") announces that it has issued Euro675,000,000 Floating Rate Step Up Dated Subordinated Lower Tier II Notes due 2018 (the "Euro Notes") and US$100,000,000 Floating Rate Step Up Dated Subordinated Lower Tier II Notes due 2018 (the "Dollar Notes", and together with the Euro Notes, the "Notes"). The Notes will mature on the coupon payment date falling in March 2018. There is a coupon step-up on the coupon payment date falling in March 2013 and an issuer call on that date and on each coupon payment date thereafter.

The Euro Notes have an issue price of 99.716% with an initial coupon of 1 month EURIBOR plus 30 bps and, from the coupon payment date falling in December 2006, with a coupon of 3 month EURIBOR plus 30 bps and, from the coupon payment date falling in March 2013, with a coupon of 3 month EURIBOR plus 80 bps.

The Dollar Notes have an issue price of 99.786% with an initial coupon of 1 month USD LIBOR plus 30 bps and, from the coupon payment date falling in December 2006, with a coupon of 3 month USD LIBOR plus 30 bps and, from the coupon payment date falling in March 2013, with a coupon of 3 month USD LIBOR plus 80 bps.

The joint lead managers on the issue of the Notes are JPMorgan Cazenove, Merrill Lynch and SCB. BNP Paribas, Credit Suisse and The Royal Bank of Scotland are co-managers on the issue of the Euro Notes. The Notes are to be issued under SCB's Debt Issuance Programme, and are rated A3/A/A by Moody's, Standard & Poor's and Fitch respectively. Application has been made for the Notes to be listed on the Official List of the UK Listing Authority and the Notes have been admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market.

The Final Terms dated 27 November 2006 relating to the Euro Notes and Dollar Notes have been filed with the UK Listing Authority and the London Stock Exchange and are available for viewing.

To view the full documents, please paste the following URL into the address bar of your browser:

Euro Note Final Terms:

www.rns-pdf.londonstockexchange.com/rns/9562m_-2006-11-29.pdf

Dollar Note Final Terms:

For further information, please contact:

Steve Atkinson
Head of Investor Relations
+44 (0) 20 7280 7245

Sean Farrell
Head of Media Relations
+44 (0) 20 7280 7163

Notes:

Any price stabilisation activity will be carried out in accordance with the EU Market Abuse Directive (2003/6/EC) and its implementing Regulation (2273/2003/EC) and the applicable International Capital Market Association recommendations.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any securities in the capital of SCB in the United States. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended or under the securities laws of any state of the United States and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from registration is available.

CD063330055

END

File number: 82-5188

Regulatory Announcement

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Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directors' Portfolios
Released	17:31 28-Nov-06
Number	8716M

Standard Chartered PLC
28 November 2006

DIRECTORS' PORTFOLIOS

Following the changes to the Board of Directors of Standard Chartered PLC announced on 20 November 2006, additional changes have been made to the portfolios of other Directors and Senior Management.

Mike DeNoma, Group Executive Director, will now lead Group Strategy in addition to his existing responsibilities for the Group's Consumer Banking Business worldwide.

The change takes effect immediately.

Contacts:

Sean Farrell, Head of Media Relations +44 (0)20 7280 7163

Stephen Atkinson, Head of Investor Relations +44 (0)20 7280 7245
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File number: 82-5188

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directors' Portfolios
Released	17:19 20-Nov-06
Number	3901M

Standard Chartered PLC
20 November 2006

DIRECTORS' PORTFOLIOS

Following the changes of Chairman, Group Chief Executive and Group Finance Director, announced earlier today, additional changes have been made to the portfolios of other Directors and Senior Management.

Responsibility for Risk and Special Assets Management will move from Peter Sands to Kai Nargolwala, Group Executive Director, in addition to his existing responsibilities for growth and governance across the Asia Pacific region, India, Afghanistan, Bangladesh and Sri Lanka. Kai Nargolwala will report to Peter Sands, Group Chief Executive.

Gareth Bullock, a Director of Standard Chartered Bank, will take responsibility for growth and governance across Africa, the Middle East, Pakistan, UK/Europe and the Americas. This was previously the responsibility of Richard Meddings, who is now Group Finance Director. Gareth Bullock reports directly to Peter Sands.

All changes take effect immediately.

Contacts:

Sean Farrell, Head of Media Relations +44 (0)20 7280 7163

Stephen Atkinson, Head of Investor Relations +44 (0)20 7280 7245
END

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Regulatory Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	09:42 20-Nov-06
Number	3354M

Stock Exchange Announcement

Date: 20 November 2006

"Standard Chartered PLC announces the appointment of E Mervyn Davies as Non Executive Chairman and of Peter Sands as Group Chief Executive"

The Board of Standard Chartered PLC ("Standard Chartered" or the "Group") announces the appointment of Evan Mervyn Davies (age 53) as Non Executive Chairman and that Bryan Kaye Sanderson (age 66), Chairman since May 2003, is stepping down.

Mervyn Davies joined the Group in 1993 and was appointed to the Board in 1997. He has been Group Chief Executive of Standard Chartered PLC since November 2001. He will be succeeded by Peter Alexander Sands (age 44) who joined the Group in 2002 and is currently Group Finance Director and a Director of Standard Chartered PLC.

Richard Henry Meddings (age 48) will become Group Finance Director. Richard joined the Group in November 2002 and is currently Group Executive Director for governance across Africa, Middle East, Pakistan, Europe and the Americas and a Director of Standard Chartered PLC.

Mervyn Davies, Peter Sands and Richard Meddings have service contracts with a notice period of one year.

During Bryan's time as Chairman the Group has doubled in size and made significant strategic progress. The Board is appreciative of Bryan's valuable contribution.

It is intended that a Deputy Chairman will be appointed. Details of the appointee to that role and the other executive appointments will be made in due course.

As required by the UK Combined Code on Corporate Governance, these appointments have been discussed in advance with major shareholders. In reaching the decision to request Mervyn Davies to take up the role of Chairman the Board considered the complexity of the international banking environment in which the Group operates, the magnitude of the Group and the diversity of its businesses and people. The Board also considered the significant benefits of continuity as well as the leadership skills that Mervyn will bring to the role of Chairman. The Directors have unanimously approved these appointments.

Standard Chartered is trading in line with guidance given on 8 August 2006 and 29 September 2006. As already announced, a pre-close trading statement will be issued on 12 December 2006.

These appointments are subject to the usual regulatory approvals.

Bryan Sanderson said
"My priorities as Chairman were to improve shareholder value and to underpin the existing focus on governance in order to support a profitable future for Standard Chartered.

Nearly four years on, the share price has risen from £6.50 to around £15.00 and market capitalisation has nearly tripled. Our successful strategy, tightly focused on growth in our Asian, African and Middle Eastern heartland, has given the company new strength. Well-executed, selected acquisitions have further reinforced this position.

All of this has been accomplished by a talented team under the leadership of Mervyn Davies and Peter Sands. Morale is high and the overall mood very positive.

For me, this has been both enjoyable and gratifying but is taking more time and effort than I wish to give at this stage of my life. One of the main ingredients for success at Standard Chartered will be continuity of leadership. I have therefore decided to move on leaving an exciting forward agenda to Mervyn, Peter and a strong supportive team. We have engendered a unique position, full of opportunities in many markets, notably China and India, and I am confident that the best is still to come for Standard Chartered."

Mervyn Davies said
"I would like to thank Bryan for his guidance. During the time we have worked together Standard Chartered has made great progress. I am delighted at the prospect of becoming Chairman of Standard Chartered. Standard Chartered has a clear strategy and is well positioned to take advantage of the many opportunities in our markets. I am looking forward to working with Peter Sands in his role as Group Chief Executive as Standard Chartered continues its journey to become the world's best international bank leading the way in Asia, Africa and Middle East."

By order of the Board
Clive Burns
Group Company Secretary

Notes to editors

1. For Biographies of the Directors please see
http://www.standardchartered.com/global/mc/managemt.html

2. Note: Senior Independent Director
As announced at the AGM on 5 May 2006, Hugh Norton will retire from the Board effective 31 December 2006. He will be succeeded in his role as Senior Independent Director by Rudy Markham.

Rudy Markham was appointed to the Board as an Independent Non Executive Director in February 2001. He is chairman of the Audit and Risk Committee and a member of the Board Nomination Committee. He is Chief Financial Officer of Unilever and Non-Executive Director of Legal & General Group Plc.

3. Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered PLC is listed on both the London Stock Exchange and the Hong Kong Stock Exchange and is consistently ranked in the top 25 among FTSE-100 companies by market capitalisation.

Standard Chartered has a history of over 150 years in banking and operates in many of the world's fastest-growing markets with an extensive global network of over 1,400 branches (including subsidiaries, associates and joint ventures) in over 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas.

As one of the world's most international banks, Standard Chartered employs almost 55,000 people, representing over 90 nationalities, worldwide. This diversity lies at the heart of the Bank's values and supports the Bank's growth as the world increasingly becomes one market.

With strong organic growth supported by strategic alliances and acquisitions and driven by its strengths in the balance and diversity of its business, products, geography and people, Standard Chartered is well positioned in the emerging trade corridors of Asia, Africa and the Middle East.

Standard Chartered derives over 90 per cent of profits from Asia, Africa and the Middle East. Serving both Consumer and Wholesale Banking customers worldwide, the Bank combines deep local knowledge with global capability to offer a wide range of innovative products and services as well as award-winning solutions.

Trusted across its network for its standard of governance and corporate responsibility, Standard Chartered takes a long term view of the consequences of its actions to ensure that the Bank builds a sustainable business through social inclusion, environmental protection and good governance.

Standard Chartered is also committed to all its stakeholders by living its values in its approach towards managing its people, exceeding expectations of its customers, making a difference in communities and working with regulators.

For more information on Standard Chartered, please log on to www.standardchartered.com

Contacts

Investors

Stephen Atkinson
Head of Investor Relations
+44 (0)20 7280 7245
Stephen.Atkinson@uk.standardchartered.com

Ruth Naderer
Head of Investor Relations, Asia Pacific
+ 852 2820 3075
Ruth.Naderer@hk.standardchartered.com

Press

Sean Farrell
Head of Media Relations
+ 44 (0)20 7280 7163
Sean.Farrell@uk.standardchartered.com

Rita Liu
Head of Corporate Affairs, Hong Kong
+852 2820 3636
Rita.Liu@hk.standardchartered.com

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